Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

ANALYSIS OF TECHNICAL CRITERIA

FOR THE

BELAHOURO GOLD MINE PROJECT

BURKINA FASO

FOR

GOLDBELT RESOURCES LIMITED

Prepared By

BS EN ISO 9001:2000
FS80050

PROJECT NUMBER: 0207

2ND DECEMBER 2005

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

TABLE OF CONTENTS

1	EXECUTIVE SUMMARY		18

	1.1	Property Description	18

	1.2	Exploration and Property History	18

		1.2.1 Location and Access	19

	1.3	Geology and Mineralization	20

	1.4	Metallurgical Testing	22

		1.4.1 Metallurgical Test Work for Belahouro - CIL Process	22
		1.4.2 Metallurgical Test Work for Belahouro Project - Heap Leach	24

	1.5	Mineral Resources	25

		1.5.1 Pit Optimisation & Sensitivity	26

	1.6	Mining Operations	27

	1.7	Mineral Processing Plant	28

	1.8	Mine Overhead	28

	1.9	Manpower	28

	1.10	Environmental Considerations	28

		1.10.1 Water Supply	29

	1.11	Capital and Operating Cost Estimates	29

	1.12	Markets and Contracts	29

	1.13	Conclusions and Recommendations	29

2	INTRODUCTION AND TERMS OF REFERENCE		32

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

	2.1	Principal Sources of Information	32

3	DISCLAIMER		33

4	PROPERTY DESCRIPTION AND LOCATION		34

	4.1	Background Information on Burkina Faso	34

	4.2	Project Location	35

	4.3	Land Area	35

	4.4	Mining Claim Description	36

	4.5	Agreements and Encumbrances	37

	4.6	Environmental Liabilities	37

	4.7	Permits	37

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		38

	5.1	Property Access and Freight Routing	38

	5.2	Physiography and Climate	38

	5.3	Geology	39

		5.3.1 Regional Geology	39
		5.3.2 Local Geology	39

	5.4	Hydrology and Hydrogeology	40

	5.5	Seismicity	40

	5.6	Local Resources and Infrastructure	41

6	HISTORY OF PREVIOUS WORK RESULTS		42

	6.1	Owners	42

	6.2	Exploration History	42

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

	6.3	Historic Mineral Resource Estimates	44

	6.4	Historic Production	46

7	GEOLOGICAL SETTING		47

	7.1	Regional Geology	47

	7.2	Project Geology	48

8	DEPOSIT TYPES		50

9	MINERALIZATION		51

10	EXPLORATION		52

11	DRILLING		54

	11.1	Reverse Circulation Drilling	54

	11.2	Diamond Core Drilling	54

	11.3	Drilling Quality	55

12	SAMPLING METHODS AND APPROACH		56

	12.1	RC Sampling and Logging	56

	12.2	Diamond Core Sampling and Logging	56

	12.3	Sample Recovery	57

	12.4	Sample Quality	57

13	SAMPLE PREPARATION, ANALYSIS AND SECURITY		58

	13.1	Sample Security	58

	13.2	Analytical Laboratories	58

	13.3	Sample Preparation and Analysis Methods	59

		13.3.1 Intertek Testing Service (ITS)	59

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

		13.3.2	Transworld - Tarkwa	59
		13.3.3	SGS Tarkwa	60

	13.4	Adequacy of Procedures		60

14	DATA VERIFICATION			61

	14.1	Quality Control Procedures		61

		14.1.1	Intertek Testing Services (ITS)	61
		14.1.2	Transworld (Tarkwa) and SGS (Tarkwa)	61

	14.2	Quality Control Analysis		62

		14.2.1	Pre BHP	63
		14.2.2	Resolute/BHP-Resolute (ITS)	63
		14.2.3	Goldbelt (Transworld - Tarkwa)	64
		14.2.4	Goldbelt (SGS - Tarkwa)	65
		14.2.5	Analytical Data Quality Summary	67

	14.3	Bulk Density Determinations		67

	14.4	Survey Control		68

		14.4.1	Topography	68
		14.4.2	Collar Surveys	68
		14.4.3	Down-hole Surveys	68

	14.5	Data Quality Summary		69

	14.6	Source Data		70

	14.7	Drillhole Database		70

15	ADJACENT PROPERTIES			73

16	MINERAL PROCESSING AND METALLURGICAL TESTING			74

17	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			76

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

	17.1	Introduction	76

	17.2	Database	76

	17.3	Geological Modelling and Mineralized Zone Interpretation	76

	17.4	Statistical Analysis	77

	17.5	Variography	80

	17.6	Block Model Development	82

	17.7	Grade Estimation	82

	17.8	Resource Classification	85

	17.9	Resource Statement	86

18	MINING OPERATIONS		88

	18.1	Mining Methods	88

	18.2	Open Pit Optimization and Parameters	88

		18.2.1 Whittle Pit Optimization Model Construction	88
		18.2.2 Dilution and Mining Recovery Factors	89
		18.2.3 Whittle Four-X Input Parameters	89
		18.2.4 Commodity Price	90
		18.2.5 Mining Costs	90
		18.2.6 Pit Optimization for CIL and Heap Leach	92

	18.3	Pit Optimization	94

		18.3.1 Pit Optimization Setup	94

	18.4	Pit Optimization Results	96

		18.4.1 Scenarios	96
		18.4.2 HL Only	98
		18.4.3 CIL plus HL Combined Scenario	101

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

	18.5	Whittle Four-X Sensitivity Analysis		102

	18.6	Mine Production Schedule		107

		18.6.1	Scheduling Results	107

	18.7	Mine Design and Equipment		108

	18.8	Mining Operation Facilities		109

	18.9	Mine Capital Expenditures		109

	18.10	Mine Manpower		110

	18.11	Mine Operating Costs		110

19	METALLURGICAL PROCESSING PLANT			111

	19.1	19.1 Metallurgical Test Work Results		111

		19.1.1	Results from A7029	114

	19.2	Ore Characterization		114

	19.3	Plant Flowsheets		114

		19.3.1	ROM Tip (CIL)	115
		19.3.2	Milling (CIL)	116
		19.3.3	Carbon in Leach (CIL)	117
		19.3.4	Elution / Acid Wash Pressure "Zadra" System (2.5 tonne batch, CIL & Heap Leach)	119
		19.3.5	Carbon Regeneration Area (CIL & Heap Leach)	120
		19.3.6	Electrowinning and Smelting (CIL & Heap Leach)	120
		19.3.7	Reagents and Consumables ( CIL)	121
		19.3.8	ROM Tip, Crushing and Agglomeration (Heap Leach)	122
		19.3.9	Conveying and Stacking (Heap Leach)	123
		19.3.10	Leach Pads	123
		19.3.11	Stacking Pattern	124

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

	19.3.12	Heap Drainage Reticulation	124
	19.3.13	Solution Corridor layout	125
	19.3.14	Process Pond Layout	125
	19.3.15	Solution Application System	126
	19.3.16	Carbon Columns (Heap Leach)	127

19.4	Tailings Impoundment (CIL)		127

	19.4.1	Introduction	127
	19.4.2	Dry Tailings System (CIL)	128
	19.4.3	Tailings Dam (Thickened Tailings)	128
	19.4.4	Recommendations	131

19.5	Processing Water Supply		131

	19.5.1	Sona Barrage	131
	19.5.2	Bouro Barrage	132
	19.5.3	Mormossal Barrage	132
	19.5.4	Groundwater Aquifer	133
	19.5.5	Recommendations	133

19.6	Processing Plant Support Facilities		133

	19.6.1	Security Control Room	133
	19.6.2	Change House	134
	19.6.3	Plant Workshop and Stores	134
	19.6.4	Laboratory	134

19.7	Gold Recovery		134

19.8	Capital Costs		135

19.9	Plant Personnel		143

	19.9.1	Manpower &Training	143

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

		19.9.2	Health & Safety	144
		19.9.3	Plant Manpower Levels	144

	19.10	Operating Costs		147

20	MINE INFRASTRUCTURE			148

	20.1	Property Access		148

	20.2	Primary Routes		148

		20.2.1	Option A1 - Ouagadougou to Djibo, via Ouahigouya	148
		20.2.2	Option A2 - Ouagadougou to Djibo, via Kongoussi	149

	20.3	Secondary Routes		149

		20.3.1	Option B1 - Djibo to Inata, via Bouro Village	149
		20.3.2	Option B2 - Djibo to Inata, via Belehede	150
		20.3.3	Option B3 - Djibo to Inata, via central route	151
		20.3.4	Discussion & Recommendations	152

	20.4	Camp Accommodation and Facilities		153

		20.4.1	Kitchen and Catering Facilities	154
		20.4.2	Recreational Facilities	154
		20.4.3	Laundry	154
		20.4.4	Septic Tank and Sewage System	154

	20.5	Mine Support Facilities		155

		20.5.1	Administration Building	155
		20.5.2	Workshop and Plant Stores	155
		20.5.3	Fuel and Lubrication storage and distribution	155
		20.5.4	Sewage Disposal	156
		20.5.5	Explosives Magazine Facility	156

	20.6	Sanitary Landfill		157

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

	20.7	Power & Telecommunications		157

		20.7.1	Power	157
		20.7.2	Communications	158

	20.8	Tailings		158

		20.8.1	Tailings Storage	158

	20.9	Water Management		158

		20.9.1	General	158
		20.9.2	Flood Attenuation	159
		20.9.3	Return Water System	159
		20.9.4	Diversion Structures	159
		20.9.5	TMF Preliminary Water Balance	160

	20.10	Water Abstraction Options		163

		20.10.1	Groundwater Aquifer	164
		20.10.2	Surface Impoundments	164
		20.10.3	Recommendation	168

	20.11	Capital Costs		168

	20.12	Operating Costs		172

21	MANPOWER			174

	21.1	General & Administration		174

	21.2	Ouagadougou Office		175

	21.3	Capital Costs		175

	21.4	Operating Costs		175

22	ENVIRONMENTAL CONSIDERATIONS			176

	22.1	Environmental study requirements		176

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

23	CONSTRUCTION MANAGEMENT AND SCHEDULE		178

	23.1	Schedule	178

	23.2	Capital Costs	179

24	CAPITAL AND OPERATING COST ESTIMATES		181

	24.1	Capital Costs	181

	24.2	Operating Costs	183

	24.3	Sustaining Capital	185

25	MARKETS AND CONTRACTS		186

26	INTERPRETATION AND CONCLUSIONS		187

	26.1	Exploration and Resource Potential	187

	26.2	Data Adequacy and Reliability	187

27	RECOMMENDATIONS		188

28	REFERENCES AND SOURCES OF INFORMATION		189

29	SIGNATURE PAGE		190

30	CERTIFICATES		191

	30.1	GBM - CERTIFICATE OF QUALIFICATION - Michael Short	191

	30.2	GBM - CERTIFICATE OF QUALIFICATION -Alex Mitchell	192

	30.3	AMEC - CERTIFICATE OF QUALIFICATION - Ciaran Molloy	193

	30.4	RSG Global - CERTIFICATE OF QUALIFIED PERSON - Harry Warries	194

	30.5	SOCREGE - CERTIFICATE OF QUALIFIED PERSON - Hubert Chailan	195

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

LIST OF FIGURES

Figure 1-1 : Belahouro Permit - Corner Points	18
Figure 1-2 : Location Plan of the Belahoura Permit Area	19
Figure 1-3 : Birimian Greenstone Facies	20
Figure 1-4 : Location and Geology Plan	21
Figure 1-5 : Proposed CIL Process Testwork	23
Figure 1-6 : Proposed Heap Leach Testwork	24
Figure 1-7 : Summary Resource Statement (30 September 2005)	25
Figure 4-1 : Location Plan of the Belahoura Project Area	35
Figure 4-2 : Tenement Schedule	36
Figure 5-1 : Monthly Climatological Summary for the Project Site	38
Figure 5-2 : Seismic Load Conditions	41
Figure 6-1 : Belahouro Project Exploration History	43
Figure 6-2 : Resolute Resource Estimate 2000 (Reported at a 1.0g/t Au Lower Cutoff Grade)	45
Figure 6-3 : Ore Quest Resource Estimate December 2004	45
Figure 6-4 : Summary Resource Statement Inata Reported at a 0.5g/t Au Lower Cutoff Grade	45
Figure 6-5 : Summary Resource Statement Inata Reported at a 1.0g/t Au Lower Cutoff Grade	46
Figure 10-1 : Goldbelt Exploration Statistics (2004 to September 2005)	52
Figure 14-1 : Summary of Drilling Database Statistics Grouped by Drill Type	71
Figure 14-2 : Summary of Drilling Database Statistics Grouped by Company	71
Figure 14-3 : Summary of Drilling Database Statistics Grouped by Laboratory	71
Figure 16-1 : Gravity Cyanaidation Test Results on Inata Composites	74
Figure 17-1 : Summary Statistics by Grouped Domain (2m Composites Uncut, Gold Grade (g/t))	78
Figure 17-2 : Summary of Upper Cuts including Pre and Post Application of High Grade Cap Sample	79
Figure 17-3 : Summary Statistics Bulk Density Data (reported as SG)	79
Figure 17-4 : Gold Variogram Models- Inata	81
Figure 17-5 : Block Model Parameters	82
Figure 17-6 : Sample Search Criteria	83
Figure 17-7 : Change of support Parameters - emulating a 5mE x 10mN x 5mRL SMU	84
Figure 17-8 : Inata Deposit - Confidence Levels of Key Criteria	85
Figure 17-9 : Grade Tonnage Report - Multiple Indicator Kriging	86
Figure 17-10 : Grade Tonnage Distribution Subdivided by N43-101 Resource Categories	87
Figure 18-1 : Source of Main Input Parameters	90
Figure 18-2 : Summary Mining Operating Costs	90
Figure 18-3 : Summary Notional Mining Fleet	91
Figure 18-4 : Pit Optimisation Options (Summary Whittle Four-X Input Parameters)	92

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 18-5 : Summary of Pit Optimisation Results	93
Figure 18-6 : Summary Pit Optimisation Results CIL Scenarios	104
Figure 18-7 : Summary Pit Optimisation Results CIL and HL Combined Scenario	106
Figure 18-8 : Summary Mine Production Schedule	108
Figure 19-1 : Sample Data and Leach Extraction	111
Figure 19-2 : Preg-robbing Tests	112
Figure 19-3 : Total Gold Extraction (%) for CIL Tests	112
Figure 19-4 : Ore Types Bond Work Index	113
Figure 19-5 : Total Gold Extraction (%) for CIL Tests	113
Figure 19-6 : Total Gold Extraction (%)	114
Figure 19-7 : Heap Leach Pad: Preliminary Civil Works Programme (Double Stacking)	124
Figure 19-8 : Volumetric Calculations - Paddock TMF	130
Figure 19-9 : Cost Estimation - Paddock TMF Option	130
Figure 19-10 : Summary Processing Recoveries	134
Figure 19-11 : Capital Cost Estimate Summary Level 3. 2MTPA (Wet Tailings)	135
Figure 19-12 : Capital Cost Estimate Summary Level 3 2MTPA (Dry Stack)	136
Figure 19-13 : Processing Costs	147
Figure 20-1 : Cost Estimation - Road Option B1	150
Figure 20-2 : Cost Estimation - Road Option B2	151
Figure 20-3 : Cost Estimation - Road Option B3	152
Figure 20-4 : Slurry TMF Preliminary Water Balance	161
Figure 20-5 : Dry Stack Preliminary Water Balance	162
Figure 20-6 : Cost Estimation - Water Supply Pipeline and Well field	164
Figure 20-7 : Cost Estimation - Sona Barrage 2200m long @ 5m high	165
Figure 20-8 : Cost Estimation - Bouro Barrage	166
Figure 22-1 : Required Environmental Studies	176
Figure 23-1 : Schedule	179
Figure 23-2 : Owner's Costs - Capital Cost Estimate Summary Level 3	179
Figure 24-1 : Dry Tailings System - 2.0 MTPA Capital Cost Estimate: Summary Level 1	181
Figure 24-2 : Wet Tailings System - 2.0 MTPA Capital Cost Estimate: Summary Level 1	181
Figure 24-3 : Wet Tailings System - 1.5 MTPA Capital Cost Estimate: Summary Level 1	182
Figure 31-1 : Inata Field Duplicates - All Data	196
Figure 31-2 : Inata Field Duplicates- Data Gt 0.1g/t	197
Figure 31-3 : Blank Data	198
Figure 31-4 : Standards Data	199
Figure 31-5 : Standards Data	200
Figure 31-6 : Standards Data	201

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-7: Inata Pills-Data Augusts 2005	202
Figure 31-8: Inata Pills-Data Augusts 2005	203
Figure 31-9: Inata Pills-Data Augusts 2005	204
Figure 31-10: Inata Pills-Data Augusts 2005	205
Figure 31-11: Inata Pills-Data Augusts 2005	206
Figure 31-12 : Inata Field Duplicates - August 2005 Data GT 0.1g/t	207
Figure 31-13 : Blank Data - August 2005	208
Figure 31-14 : Standards Data - August 2005	209
Figure 31-15 : Standards Data - August 2005	210
Figure 31-16 : Standards Data - August 2005 - Outliners Removed	210
Figure 31-17 : Standards Data - August 2005	211
Figure 31-18 : Standards Data - August 2005	212
Figure 30-19 : Standards Data - August 2005	213
Figure 31-20 : Standards Data - August 2005	214
Figure 31-21 : Standards Data - August 2005	215
Figure 31-22 : Standards Data - August 2005	216
Figure 31-23 : Typical Sectional View of Regolith Domains Section 1589460N	217
Figure 31-24 : Plan View of Mineralized Domains	217
Figure 31-25 : Plan View of Mineralized Domains Inata North	218
Figure 31-26 : Plan View of Mineralized Domains Inata Central	218
Figure 31-27 : Plan View of Mineralized Domains Inata South	219
Figure 31-28 : Typical Cross Section (1588580N) of Interpreted Mineralization Domains Inata North	219
Figure 31-29 : Typical Cross Section (1586820N) of Interpreted Mineralization Domains Inata Central	220
Figure 31-30 : Typical Cross Section (1585600N) of Interpreted Mineralization Domains Inata South	220
Figure 31-31 : M Composites Log Probability Plot Domain 310	221
Figure 31-32 : Mean Vs Contribution to Metal Plot Domain 310	221
Figure 31-33 : Tailings Management Facility Options	222
Figure 31-34 : Sona Barrage	223
Figure 31-35 : Bouro Barrage	224
Figure 31-36 : Primary Routes	225
Figure 31-37 : Secondary Routes	226
Figure 31-38 : Typical Road Details	227

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

LIST OF DRAWINGS (Submitted Separately)

2Mtpa CIL Plant

0207 CRS 8001: PROCESS FLOW DIAGRAM - ORE INFEED

0207 CRS 8002: PROCESS FLOW DIAGRAM - CRUSHING AREA

0207 CRS 8003: PROCESS FLOW DIAGRAM - MILLING AREA

0207 CIL 8004: PROCESS FLOW DIAGRAM - CIL TANKS & THICKENER AREA

0207 STR 8005: PROCESS FLOW DIAGRAM - ACID WASH AREA

0207 STR 8006: PROCESS FLOW DIAGRAM - ELUTION AREA

0207 STR 8007: PROCESS FLOW DIAGRAM - ELECTROWINNING & SMELTING AREA

0207 CRG 8008: PROCESS FLOW DIAGRAM - CARBON REGENERATION AREA

0207 RGT 8009: PROCESS FLOW DIAGRAM - CYANIDE, CAUSTIC, FLOCCULANT & LIME

0207 RGT 8010: PROCESS FLOW DIAGRAM - AIR, OXYGEN & DIESEL SUPPLIES

0207 RGT 8011: PROCESS FLOW DIAGRAM - WATER DISTRIBUTION

1Mtpa CIL Plant

0207 CRS 8101: PROCESS FLOW DIAGRAM - ORE INFEED

0207 CRS 8102: PROCESS FLOW DIAGRAM - MILLING AREA

0207 CIL 8103: PROCESS FLOW DIAGRAM - CIL TANKS & THICKENER AREA

0207 STR 8104: PROCESS FLOW DIAGRAM - ACID WASH AREA

0207 STR 8105: PROCESS FLOW DIAGRAM - ELUTION AREA

0207 STR 8106: PROCESS FLOW DIAGRAM - ELECTROWINNING & SMELTING AREA

0207 CRG 8107: PROCESS FLOW DIAGRAM - CARBON REGENERATION AREA

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

0207 RGT 8108: PROCESS FLOW DIAGRAM - CYANIDE, CAUSTIC, FLOCCULANT & LIME

0207 RGT 8109: PROCESS FLOW DIAGRAM - AIR, OXYGEN & DIESEL SUPPLIES

0207 RGT 8110: PROCESS FLOW DIAGRAM - WATER DISTRIBUTION

1Mtpa Heap Leach Plant

0207 CRS 8201: PROCESS FLOW DIAGRAM -HEAP LEACH - ORE INFEED

0207 CRS 8202: PROCESS FLOW DIAGRAM - HEAP LEACH - CRUSHING AREA

0207 LCH 8203: PROCESS FLOW DIAGRAM - HEAP LEACH - WATER DISTRIBUTION

0207 CIP 8204: PROCESS FLOW DIAGRAM - HEAP LEACH - CARBON COLUMNS

0207 STR 8105: PROCESS FLOW DIAGRAM - ACID WASH AREA

0207 STR 8206: PROCESS FLOW DIAGRAM -HEAP LEACH - ELUTION AREA

0207 STR 8207: PROCESS FLOW DIAGRAM -HEAP LEACH - ELECTROWINNING & SMELTING AREA

0207 CRG 8208: PROCESS FLOW DIAGRAM - CARBON REGENERATION AREA

0207 RGT 8209: PROCESS FLOW DIAGRAM - CYANIDE, CAUSTIC, FLOCCULANT & LIME

0207 RGT 8210: PROCESS FLOW DIAGRAM - AIR & DIESEL SUPPLIES

0207 RGT 8211: PROCESS FLOW DIAGRAM - WATER DISTRIBUTION

0207GEN1206A PROPOSED SITE INFRASTRUCTURE - MORMOSSAL WATER DAM OPTION

0207GEN1207A PROPOSED SITE INFRASTRUCTURE- SONA DAM OPTION

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

APPENDICES

1- SUMMARY PIT OPTIMISATION MODEL DEVELOPMENT	227

2 SUMMARY PIT OPTIMISATION MINING COSTS	231

3 DETAILED PIT OPTIMISATION RESULTS-1 MTPA CIL OWNER OPERATED MINING	234

4 DETAILED PIT OPTIMISATION RESULTS-1 MTPA CIL CONTRACT OPERATED MINING	236

5 DETAILED PIT OPTIMISATION RESULTS-1.5 MTPA CIL	238

6 DETAILED PIT OPTIMISATION RESULTS-2.0 MTPA CIL	240

7 DETAILED PIT OPTIMISATION RESULTS-1.0 MTPA HL - NO AGGLOMERATION	242

8 DETAILED PIT OPTIMISATION RESULTS-1.0 MTPA HL - WITH AGGLOMERATION	244

9 DETAILED PIT OPTIMISATION RESULTS-1.5 MTPA HL - NO AGGLOMERATION	246

10 DETAILED PIT OPTIMISATION RESULTS-1.5 MTPA HL - WITH AGGLOMERATION	248

11 DETAILED PIT OPTIMISATION RESULTS-2.0 MTPA HL - NO AGGLOMERATION	250

12 DETAILED PIT OPTIMISATION RESULTS-2.0 MTPA HL - WITH AGGLOMERATION	252

13 DETAILED PIT OPTIMISATION RESULTS-COMBINED HL &CIL EXCLUDING HL AGGLOMERATION	254

14 DETAILED PIT OPTIMISATION RESULTS-COMBINED HL &CIL INCLUDING HL AGGLOMERATION	256

15 PLAN VIEW & X SECTIONS OF CUTBACKS USED FOR MINE PRODUCTION SCHEDULE	258

16 ENVIRONMENTAL IMPACT STUDY BY SOCREGE (FRENCH VERSION)

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

1         EXECUTIVE SUMMARY

1.1 Property Description

The project property is located within the Northern Region of the Republic of Burkina Faso, 220 km north north-east of Ouagadougou, close to the international boundary with Mali. The nearest town is Djibo which is 60km to the Southwest (see Figure 1-2).

The property covers an area of 1187 km2 of gently undulating land and has been subject to mineral exploration and artisanal workings for many years.

1.2 Exploration and Property History

The Belahouro Permit, licence no. 98-127, has an area of 1600km² and was granted to BHP Minerals International Exploration Inc on 3rd October 1994. The first renewal was granted on the 3rd October 1998, the second renewal, with a subsequent reduction in area, was granted on 3rd October 2001 and a third renewal, for a period of 1.5 years, was granted on 3rd October 2004. The Exploration Permit will expire on 3rd April 2006, however, Goldbelt will, in December 2005, submit an application for an Exploitation Permit for the Inata Project and in addition an Exploration Permit for the remaining Belahouro License Area.

Figure 1-1 : Belahouro Permit - Corner Points

	Coordinates Long/Lat (Clarke 1880)		UTM 30 WGS 84
Corners
	Latitude North	Longitude West	Northing	Easting
A	14°30'07''	1°23'43''	1604000	673000
B	14°30'07''	1°06'23''	1604000	704000
C	14°25'00''	1°06'23''	1595000	704000
D	14°25'00''	0°55'00''	1595000	725000
E	14°17'20''	0°55'00''	1580000	725000
F	14°17'20''	1°29'00''	1580000	664000
G	14°22'36''	1°29'00''	1590000	664000
H	14°22'36''	1°28'10''	1590000	665000
I	14°28'16''	1°28'10''	1601000	665000
J	14°28'16''	1°23'45''	1601000	673000

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

1.2.1 Location and Access

The Belahouro permit lies close to the Mali-Burkina Faso border in the northernmost part of Burkina Faso. The central part of the permit lies approximately 220 km NNE of the capital, Ouagadougou and the nearest large city is Dijbo, 60 km to the South-West.

Access is by gravel road from Ouagadougou to Kongoussi and Djibo (200 km) or by bitumen road from Ouagadougou to Ouahigouya (180km) then to Djibo by 110 km of gravel road. The Belahouro camp site can be accessed by driving east from Djibo along the Dori Road, for approximately 60 km, then north along a gravel road for 18 km to the village of Belahouro.

Crossing the permit is possible along village tracks or through open country as most areas are open grassland or low shrub. Access to large drainages is difficult due to dense vegetation and deep drainage erosion.

Figure 1-2 : Location Plan of the Belahouro Permit Area

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

1.3 Geology and Mineralization

Figure 1-3 : Birimian Greenstone Facies

The Belahouro Project is located in the western portion of the Birimian Djibo Greenstone Belt. The belt has undergone regional lower greenschist metamorphism and is comprised of intermediate to mafic volcano-sedimentary successions and syn to post-kinematic granite and gabbro intrusions. Further emplacement of dolerite and felsic-porphyry has also occurred during and after mineralizing events.

Gold within the Belahouro Project is exclusively associated with mesothermal vein style mineralization, entirely consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. This style of mineralization is generally associated with regionally metamorphosed terrains that have experienced considerable deformation. As such, the deposits are invariably strongly structurally controlled, with the dominance of structural control increasing proportionally with metamorphic grade.

The principal gold mineralization within the Belahouro Project is confined to the Inata and the Fete Kole and Souma trends. The three Inata deposits (North, Central and South) are located over a strike length of 4km. The deposits appear to be related to the same mineralizing event and are associated with shearing. The Inata

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Central and Inata South deposits occur on the same mineralized zone, separated by intermittent low grades and cross-faults. Inata North lies some 300m west of the Inata Central-South trend. The shear zone encompassing the Inata deposits strikes north-northeast and dips steeply to the west-northwest. Gold occurs as free grains and sulphides associated with quartz veins or silicified rocks.

The Damba-Inata volcano-sedimentary province lies within the western third of the tenure. The Belahouro-Sona Basin occupies the central third, whilst the Feto Kole volcanic province is located in the eastern third.

The Damba-Inata volcano-sedimentary province is dominated by metasediments (epiclastics) with lesser basaltic to andesitic volcanics. The province contains multiple granitoid intrusions. The regional foliation trend is north-east.

Figure 1-4 : Location and Geology Plan

The Belahouro-Sona basin is dominated by metasediments, generally turbiditic, with minor intermediate volcaniclastics. The southern part is traversed by an east-west shear zone. South of this zone, lithotypes are andesites, shales and chert.

The Fete Kole volcanic province is a complex of rhyodacitic, dacitic, andesitic and basaltic volcanics with associated pyroclastics and epiclastics. Within the volcanics, both pre-tectonic and syn to post tectonic

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd granitoids occur. The last major intrusive phase is a differentiated gabbro complex. The gabbro has intruded mainly into the volcanic package. At the base of the gabbro, titaniferous and vanadiferous magnetite banding can be found. Associated ultramafic units also occur within the gabbro and volcanic package.

1.4 Metallurgical Testing

Further Metallurgical test work is being carried out to further investigate and confirm the amenability of the ore to either CIL and/or Heap leach possibilities. The test work will produce accurate predictions on Bond Work Index and recoveries, hence processing costs can be reduced and pit optimizations can be rerun with a good probability in increasing the resource model.

1.4.1 Metallurgical Test Work for Belahouro - CIL Process

Samples were taken from the three Inata Deposits as follows:

North Inata Deposit -	2 reverse circulation samples and 2 diamond cores
Central Inata Deposit	1 reverse circulation sample and 1 diamond core
South Inata Deposit -	1 reverse circulation sample

1.4.1.1 Comminution test work proposed for diamond cores,

Sort core into mineralogical zones : Oxide, Transition, Fresh (3 holes, 3 zones per hole, total of 9 drill core composites)

Select 3 pieces of each zone for Unconfined Compressive Strength test, 3 pieces for Apparent Specific Gravity

Stage crush balance to nominally -19mm

Blend and split :

(a) 10kg for Bond abrasion index

(b) 15kg for Bond rod mill work index

(c) 12kg for Bond ball mill work index

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

1.4.1.2 Cyanide leach testwork proposed for RC drill chips samples

Sort RC chips into mineralogical zones: Oxide, Transition, Fresh (4 holes, 3 zones per hole, total of 12 composites).

Stage crush to 100% passing 2mm

Blend and split to source 1kg charges.

Figure 1-5 : Proposed CIL Process Testwork

2 x 500gram	3 x 1 kg	1 x 1 kg	1 x 1kg
Head Assay	Grind Test	Comparative Direct vs CIL	Optimum Grind Leaches
Leach
Au x 2, Ag, total and
sulphide S
25 element ICP scan	Determine Grind Times	P80 passing 75 micron	Direct or CIL
Total & organic C	P80 passing 150 micron		P80 passing 150 micron
Hg, Sb, Te	P80 passing 106 micron	40% solids	P80 passing 106 micron
True specific gravity	P80 passing 75 micron	pH 10 - 10.5 (lime)	P80 passing 75 micron
Mineralogy	P80 passing 38 micron	0.1% NaCN initial	P80 passing 38 micron
maintain 500ppm
Oxygen sparged
		For CIL add 20gpl carbon	40% solids
		Samples at 2, 4, 8, 24,	ph 10 - 10.5 (lime)
48hrs (Au)
		Residue Au x 2	0.1% NaCN initial
maintain 500ppm
Oxygen sparged
For CIL add 20gpl carbon
Samples at 2, 4, 8, 24,
48hrs (Au)
Residue Au x 2
Size assay residue (Au)

Additional test work,

Oxygen uptake rate (optimum P80, direct or CIL leach)

Pulp viscosity measurement (optimum P80)

Effect of dosing with kerosene to counteract pregrobbing behaviour

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Optimum NaCN concentration at optimum P80 (e.g. 0.2 / 0.1%, 0.05 / 0.025%, compared to 0.1 / 0.05%)

Gravity recoverable gold content (mill 5kg to optimum P80, centrifugal concentrator, amalgamate concentrate, assay products)

Vendor application : settling / thickening characteristics, filtration characteristics (suggest Oxide, Transition, Fresh composites)

Confirmatory test work : use composites based on mining schedules (to be defined)

1.4.2 Metallurgical Test Work for Belahouro Project - Heap Leach

Blend and split sub samples for evaluation

Stage crush sub samples to achieve three designated P100's (50mm, 25mm, 12mm)

Blend and split each P100 size to source sub samples for evaluation

Figure 1-6 : Proposed Heap Leach Testwork

Head size assay(5kg)	Fine grind leach(1kg)	Coarse particle Leach (3kg)	Cement agglomeration /percolation	Column leach Tests (50kg)
From top size to 2mm	Stage crush to -2mm	At each of three P100'S	3 Cement doses(5kg each)	Optimum crush size
Allow for 6 fractions(Au)	Fine grind to nom P80 75micron	40% solids	Determine percolation rate	Agglomerate if required
	48hour leach, 500 ppm NaCn, time series	Ph 10-10.5 (lime, maintained)		30 Day leach
	Assay residue Au	500ppmNaCN (maintained)		5 day week irrigation
		Solns at 2, 4, 8, 24, 48, 72, 96, 120hrs (Au)		Contact solution with carbon
		Size assay residue as per head		Preg & barren solution assays
Leach residue size assay

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

1.5 Mineral Resources

Resource estimates for the Belahouro Gold Project (Inata) have been generated by RSG Global on the basis of analytical results available up to 30 September 2005. The resource models were derived via geological and modelling of the individual mineralized zones. Estimation involved the application of Multiple Indicator Kriging (MIK). Technique selection was based on the quantity and spacing of available data, and the interpreted controls on, and styles of, mineralization under review.

RSG Global also completed a detailed assessment of all analytical quality control data applied in resource estimation. At the time of resource estimation, no material bias had been identified, and the analytical precision for both standards and field duplicate data generally lie within accepted industry limits for mesothermal vein gold deposits.

The summarised Resource Statement in Figure 1-7 has been determined as at 30 September 2005 and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000. Furthermore, the resource classification is also consistent with the Australasian Code for the Reporting of Mineral Resources and Ore Reserves of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

Figure 1-7 : Summary Resource Statement (30 September 2005)
Grade Tonnage Report - Multiple Indicator Kriging
Selective Mining Unit 5m E x10m N x 5m RL 30th September 2005

Cutoff	Indicated			Inferred
Grade	Tonnage (t)	Au g/t	ozs	Tonnage (t)	Au g/t	ozs
0.4	15,836,000	1.9	945,000	5,593,000	1.3	236,000
0.5	15,043,000	1.9	933,000	4,869,000	1.4	226,000
0.7	13,121,000	2.1	895,000	3,923,000	1.6	207,000
1.0	10,297,000	2.5	818,000	2,811,000	2.0	177,000
1.5	6,964,000	3.1	686,000	1,600,000	2.5	129,000

The bulk density of the rock has been estimated as follows:-

Oxide 2.1 t/m3

Transition 2.5 t/m3

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Primary 2.7 t/m3

1.5.1 Pit Optimisation & Sensitivity

A summary of the principal pit optimisation results, based on the total resource and the maximum undiscounted cashflow is shown in Figure 1-8.

Figure 1-8 : Summary of Pit Optimisations

Item		CIL Only				HL Only						CIL and HL
												Combined
	Unit	Owner Mining [1]	Contract Mining			No Agglomeration			With Agglomeration			HL(N) [2]	HL(A) [3]
Throughput	Mtpa	1.0	1.0	1.5	2.0	1.0	1.5	2.0	1.0	1.5	2.0	1.0 / 1.0	1.0 / 1.0
Base of pit	mRL	155	200	200	180	235	230	230	235	235	235	200	200
Total material	Mt	46.5	20.5	23.2	30.1	13.0	15.3	15.8	10.8	12.2	13.0	21.8	20.6
Waste	Mt	39.9	16.7	18.7	24.9	9.3	11.2	11.5	7.8	8.8	9.4	17.0	16.5
Strip ratio	w:o	6.0	4.4	4.1	4.8	2.5	2.7	2.7	2.6	2.6	2.5	3.6	4.0
Mill Feed	Mt	6.6	3.8	4.5	5.2	3.7	4.1	4.2	3.0	3.4	3.7	2.6 / 1.3	3.7 / 0.4
Grade	g/t	2.7	2.8	2.6	2.6	2.4	2.4	2.3	2.7	2.6	2.4	3.0 / 1.0	2.8 / 0.9
Recovered gold	koz	539	324	355	406	167	181	184	149	160	167	335	329

The base case of 1.0 Mtpa CIL, owner operated mining fleet scenario was based on the latest testwork from November and includes increasing the pit slope angles by 40to 50in the oxide and primary ores.

Further sensitivity analysis demonstrated that a $50 /oz (11%) change in the gold price represents a 27% change in the undiscounted operating cashflow.

Increasing the overall pit wall slope angle for oxide ores from 380to 450resulted in a 4% decrease in the cash cost. In the current resource models, the pit shells do not materially extend into the primary rock, therefore increasing the wall angles does not have a material effect on the optimum pit shell.

An indicative mining schedule was developed through Whittle Four-X.

____________________________________
1 Includes updated metallurgical and geotechnical parameters derived from preliminary 2005 testwork.
2 Heap leach without agglomeration
3 Heap leach with agglomeration

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

For the purposes of this mining study , pit shell 26 of the 1.0 Mtpa CIL, owner mining scenario was selected as the basis for mine production scheduling, the results are indicated in Figure 1-9.

Figure 1-9 : Pit Shell 26 Scheduling

	Total		Low Grade		Strip	Potential Mill Feed		Gold
Period	Material	Waste [1]	Tonnes	Grade	Ratio	Tonnes	Grade	Insitu	Rec
Yr	Mt	Mt	Mt	g/t	w:o	Mt	g/t	koz	koz
1	5.3	4.3	0.2	0.7	4.3	1.0	2.5	81.5	77.4
2	9.2	8.2	0.2	0.7	8.2	1.0	2.6	83.0	78.8
3	9.5	8.5	0.3	0.7	8.5	1.0	2.6	82.1	78.0
4	9.5	8.5	0.3	0.7	8.5	1.0	2.8	89.5	85.0
5	9.5	8.5	0.3	0.7	8.6	1.0	2.4	75.6	71.6
6	8.3	7.3	0.3	0.7	7.3	1.0	2.1	68.5	64.9
7	3.2	2.2	0.1	0.7	2.2	1.0	3.2	102.0	93.6
8	1.0	0.5	0.0	0.7	1.2	0.4	3.0	41.9	37.8
Totals	55.4	48.0	1.6	0.7	6.5	7.4	2.6	624.1	587.0

1.6 Mining Operations

It was assumed that the Belahouro Gold Project mine will selectively mined from a conventional open pit by either owner operated or contract mining.

Drilling and blasting will be performed on 5m high benches, with blasted material excavated by backhoe excavators in two discrete flitches, each nominally of 2.5m height.

The use of RC drilling, assays every 2.5m sample and interpretation of the results by mine geologists are the primary methods of grade control envisaged for the Project. Further investigations may be undertaken later to optimise sample length and drill pattern to ensure appropriate statistical methodologies can be utilised to minimise dilution and maximise ore extraction.

A notional drilling pattern of 10 m x 5 m was adopted for the study, with 115% of the expected ore zones assumed to be grade control drilled, to ensure sufficient overlap into adjacent low grade or waste such that ore is not missed. All RC holes are assumed to be drilled at a 60º angle.

The mining equipment which is considered to be suitable for the Project would include 80 t to 180 t backhoe excavators and off-highway haul trucks with a payload capacity of between 65 t to 92 t.

____________________________________
1 Waste is inclusive of low grade material.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

The size of equipment would be dependent on the required ore mining selectivity and the final selected ore mining rate. It is recommended that a bench height optimisation study be carried out to assess mining dilution and recovery control in relation to mining costs.

1.7 Mineral Processing Plant

The mineral processing plant, described in more detail in section 19 of this Report, uses the Carbon in Leach process commonly employed in West Africa, however, the Heap Leach process has also been considered for the lower grade ore. Due consideration has been taken to the water requirement of the plant and a dry tailings disposal system has been considered along with co deposition of waste rock, as an alternative to the more traditional wet tailings system.

1.8 Mine Overhead

Mining will be carried out either as an owner operated or as a contract mining scenario. The costs of the mine management have been included in the mine operating costs.

1.9 Manpower

The manpower requirements have been estimated using the minimum of expatriate labour and only in strategic posts with a local subordinate who will in time take over the post.

1.10 Environmental Considerations

A pre-feasibility level environmental study was carried out by SRK in April 1999 for the joint venture between BHP and Resolute Limited. An environmental base line study and an environmental impact assessment (EIA) has been carried out by Socrege SA of Burkina Faso (see Appendix 16). The EIA is a legislative requirement of the Burkinabe Government prior to the issuing of a mining permit.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

1.10.1 Water Supply

The supply of water for the plant is critical and as such considerable effort has been made to ascertain robust solutions. Four solutions have been considered in depth in conjunction with a water saving plant design in terms of tailings disposal. Three of the solutions are barrages in the Sona, Bouro and Mormossal areas, the fourth is a bore field some 40 km away in the Ninga area.

Each solution has its own set of implications both environmentally and financially, which are discussed in the body of the report.

The barrages are subject to the predicted rainfall and will affect a considerable area along with both major and minor villages. The bore field is in unproven water reserves and may affect the ecology of the area.

1.11 Capital and Operating Cost Estimates

The Cost Estimates have been prepared on the basis of installing new and proven equipment and ore throughputs of 2Mtpa, 1.5Mtpa and 1Mtpa have been considered as requested by Goldbelt. Written quotations have been obtained for major items of equipment; otherwise, current prices from the GBM database were employed. The uncertainty of the Bond Work Index has had a major impact both on size of mill and size of power station impacting on processing costs and capital costs. This will be clarified by the ongoing metallurgical test work and should provide grounds for reductions in the costs.

1.12 Markets and Contracts

The gold will be sold directly to the refiners with revenue raised at that point. There are no forward sales envisaged at this time and would only be undertaken as part of a financing package where forward sales of gold would be a lender requirement.

1.13 Conclusions and Recommendations

Current exploration has confirmed the significant potential of the Belahouro Project. Recent observations and current exploration models indicate that the known mineralization may represent the periphery of a larger mineralized system. Significant potential exists to identify open resources on the Souma trend. In addition,

Project Report
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the Fete Kole Trend represents a significant exploration target albeit that the geological controls on mineralization are complex and to date poorly understood. The controls on the Inata Deposits mineralization are generally well understood allowing effective targeting for future exploration programs, including logical step out drilling which has the potential to extend the known resources north of Inata North and south from the Inata South deposit.

High quality data has been collected by Goldbelt in recent exploration phases. The analytical accuracy and precision of assaying is high and suitable for resource estimation. Insufficient bulk density data is currently available to allow high confidence density stratification. This is considered a short coming of the current database and has precluded the classification of Measured Resources.

Infill drilling has confined the presence and continuity of analous zones of mineralization at Inata. While significant short scale variability exists in the gold grades, the 25m or better spaced drill fences are considered to appropriate to allow high confidence resource definition consistent with the Measured and Indicated Mineral Resource categories. The implication of the moderate short scale variability in mining and grade control is that a high quality grade control drilling will be required to enable selective grade control practises. It is likely that a high density of drilling, for example an 8m x 5m pattern, will also be required for adequate ore demarcation.

RSG Global's approach in defining broader mineralization zones for estimation that are based on a nominal 0.3g/t Au lower cut off grade and geology is considered appropriate for this style of vein hosted mesothermal gold deposit when open cut mining is considered. Opportunity exists to constrain higher grade shoots based on an elevated lower cut off grade at Inata North and to a lesser extent Inata Central. In these areas, potential exists to target underground mining.

The interpretation mineralization interpretation is consistent with the geological interpretation constructed on site and further refined by RSG Global. Refinement of the geological model is important as detailed scheduling maybe dependant on geological features. For example, optimum process performance may be dependant on the ability to blend ore types which have associated hydroscopic clays (viscosity complications) or are dominated by carbonaceous shales that have preg robbing characteristics.

Based on the completed study, the Consultants recommend the following works be undertaken :

Additional bulk density data is collected for the Inata deposits. The density data should be collected such that a suitable spatial, weathering, and lithological spread of information is available to enable a robust density model construction.

Step out drilling is completed to extend or close of the Inata North and Inata South trends.

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Additional drilling is focused on the Souma trend and Minfo prospects which have the potential to augment the resource and reserve base at Belahouro.

If not already available, a suite of multi-element assays be collected. This can readily be achieved by assay of umpire assay pulps.

Ongoing refinement of the geological model is completed.

A bench height study is undertaken to ascertain the optimum bench heights.

Further metallurgical test work is carried out to establish meaning full parameters.

Further investigation is carried out to establish the optimum water supply to the mine.

Further investigation is carried out to establish the optimum road alignment to the mine.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

2         INTRODUCTION AND TERMS OF REFERENCE

This Technical Review, prepared and compiled by GBM ("the Consultants"), provides a summary of the findings of the Belahouro Gold Project technical analysis undertaken by RSG (Global) in June and July 2005 and drilling data compiled up to November 2005. The Review provides Goldbelt Resources with the options available to them for further treatment of the resource and the necessary data for the compilation of their application for an exploitation permit to the Burkinabe Government. The Belahouro Project, located in Burkina Faso, contains several gold deposits.

This Review has been prepared generally in accordance with the requirements of National Instrument 43-101 (NI 43-101), Companion Policy 43-101CP and form 43-101FI of the Ontario Securities Commission (OSC) and Canadian Securities Administrators (CSA). It is not however intended to be a submission to those commissions.

All monetary values expressed in this document will be in United States of America Dollars (US$). The following Exchange Rates have been used :

GBP 1 = $1.757

Euro 1 = $1.1918

ZAR 1 = $0.1464

CFA 1 = $0.0018

2.1 Principal Sources of Information

In addition to site visits made by the Consultants, extensive information for the report was provided by Goldbelt Management in terms of previous reports and studies by independent operators and other consultants.

GBM have made all reasonable attempts to verify this information and have sent a draft of this report to Goldbelt with a written request to make comments and rectify any erroneous statements made.

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3         DISCLAIMER

The Consultants are not qualified to provide extensive comment on legal issues associated with the Belahouro Gold Project and included in Section 4 of this Review.

The assessment of the mining aspects of the Belahouro Project, included in Sections 17 and 18 of this review, is based entirely on information and reports provided by independent mining consultants upon whom GBM has relied.

Similarly, the Consultants are not qualified to provide extensive comment on hydrological, environmental and geotechnical issues associated with the properties referred to in this Review. Assessment of these aspects has relied heavily on information provided by Goldbelt, along with reports previously prepared by other independent consultants.

No warranty or guarantee, be it express or implied, is made by the Consultants with respect to the completeness or accuracy of the legal aspects, metallurgy, processing and scheduled mill feed referred to in this document. The consultants do not accept any responsibility or liability in any way whatsoever to any person or entity in respect of these parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

4         PROPERTY DESCRIPTION AND LOCATION

4.1 Background Information on Burkina Faso

Burkina Faso is landlocked and bordered by Benin (306 km border length), Cote d'Ivoire (584 km), Ghana (549 km), Mali (1,000 km), Niger (628 km), Togo (126 km). Burkina Faso has a land area of 274,200km2, comprised of a generally flat to dissected undulating plains and hills in the west and southeast. Natural resources include manganese, limestone, copper, nickel, bauxite marble, phosphates and salt. Burkina Faso's population is estimated at 13.9 million (2005) and is made up of several ethnic groups dominated by the Mossi (over 40%). French is the official national language. Burkina Faso gained its independence from France in 1960.

Burkina Faso is one of the poorest countries in the world, has few natural resources and a fragile soil. About 90% of the population is engaged in (mainly subsistence) agriculture, which is vulnerable to variations in rainfall. Cotton is the key crop. Industry remains dominated by government-controlled corporations. Following the African franc currency devaluation in January 1994 the government updated its development program in conjunction with international agencies, and exports and economic growth have increased. Maintenance of macroeconomic progress depends on continued low inflation, reduction in the trade deficit, and reforms designed to encourage private investment. The bitter internal crisis in neighbouring Cote d'Ivoire continues to restrict trade and industrial prospects and deepens the need for international assistance.

Many observers consider that the gold potential of Burkina Faso is significantly under-developed, however, the low level of investment in exploration and general lack of infrastructure have historically hampered development within the gold sector. Regardless, interest (albeit it somewhat subdued) in the mining and exploration sector has continued at the hands of both major and junior companies alike.

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Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

4.2 Project Location

The Belahouro Project is located approximately 220km north northeast of Ouagadougou, the capital of Burkina Faso, at a latitude of 11º 40' N and longitude of 13º 00' N, 2º 00' W (see Figure 4-1).

Figure 4-1 : Location Plan of the Belahouro Project Area

4.3 Land Area

The Belahouro Gold Project comprises one large permit covering an aggregate area of 1,187km2 as shown in Figure 4-2 below. The concession boundaries have not been legally surveyed, but are described by latitude and longitude via decree.

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 4-2 : Tenement Schedule

Permit Name	Licence Type/Number	Area	Date Extension Granted	Expiry
Belahouro	2003-081/2003-091	1,187km2	4 October 2004	April 3, 2006
Total		1,187km2

RSG Global has not independently verified, nor is it qualified to independently verify, the legal status of the mineral properties in Burkina Faso in which Goldbelt is understood to have an interest. In preparing this review, RSG Global has assumed that the properties are lawfully accessible for evaluation and mineral production.

4.4 Mining Claim Description

The Belahouro Permit has been granted by the Burkina Faso government and consists of one large permit, approximately 1,187km2 in size located between 14º 17'20" to 14º 30'07"N latitude and 0º 55'00" to 1º28'10"W longitude in the northern region of Burkina Faso (Figure 4-2). The permit has been granted to the company by the Ministère des Mines, de l'Energie et des Carrières and cannot be contested by any other company. The government maintains a 10% carried interest in all permits issued although not until the Exploitation Stage.

The Belahouro Permit is a permit which allows the company to carry out all types of exploration provided certain reporting conditions and fee payments are maintained with the Ministère des Mines, de l'Energie et des Carrières. All exploration permits granted in Burkina Faso are for an in initial three-year period after which the permit can be renewed for two additional three-year extensions. After the second three-year period, the company must reduce the area of the exploration permit by 25%. After the third three-year period, the exploration permit must convert to an exploitation licence unless other arrangements for extension or grant of a new exploration permit are made.

The original Belahouro exploration licence of 1600 km2 in size was granted in October 1994 and further renewed for another three years in October 1998. As per the requirements in Burkina Faso, the 2nd renewal was granted in October 2001 with the mandatory 25% reduction to in size to 1187km2. On 11 November, 2004, the Belahouro permit was granted an extension of the expiry date until 03 April, 2006.

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Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

4.5 Agreements and Encumbrances

GBM & RSG Global are not qualified to provide significant comment on legal matters pertaining to the Belahouro Project, however advice provided by Goldbelt Limited suggests that the mineral properties comprising the Belahouro Gold Project are subject to a third party agreement. The BHP Royalty agreement (2.5% of gross sales) is now owned by International Royalty Limited.

4.6 Environmental Liabilities

GBM & RSG Global are not aware, nor have we been made aware, of any significant environmental liability associated with the Belahouro Project.

4.7 Permits

All resources and areas of more significant exploration potential defined to date lie within the Belahouro Permit. The Permit provides Goldbelt Resources the right to explore for minerals, however further permitting would be required prior to mine under the general mining code (Law No 023/97/II/AN) of Burkina Faso.

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Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

5         ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Property Access and Freight Routing

The project property is located within the Northern Region of the Republic of Burkina Faso, 220 km North Northeast of Ouagadougou, close to the international boundary with Mali. The nearest town is Djibo which is 60km to the Southwest, see Figure 1-2.

The property access is more fully detailed in section 20.1 and requires the building of 35 km of access road between site and the road connecting Djibo and Belehede which is a laterite surfaced all weather road.

Freight routing is by sea in containership to the Ghanaian port of Tema and then by road transport up through Ghana into Burkina Faso on to site via Ouagadougou.

5.2 Physiography and Climate

The general topography is slightly undulating and the vegetation is generally savannah type with acacia and the occasional baobab tree. Very little subsistence farming is evident with the exception of migratory grazing of goats and cattle.

The regional climate is strongly influenced by the Sahara and is defined as a semi-tropical environment of soudanien type characterised by one distinct dry season and one well defined rainy season from June to September. During November to January, the Harmattan Wind mobilises fine dust from the Sahara creating cool and dry conditions. A summary of the meteorological data used for the Belahouro Project site pre-feasibility project is presented in Figure 5-1. All data is summarised from Ouahiqouya only.

Figure 5-1 : Monthly Climatological Summary for the Project Site

	Precipitation					Evaporation [1]			Temperature [2]		Wind [3]
Month	(1978-96)					(1961-94)			(1925-94)		(1961-94)
			(mm)	Wettest	Driest	(mm)			(Deg C)		(m/s)
	Ave	Max [4]	Min [5]	(1988)	(1993)	Average	Max	Min	Max	Min	Ave
Jan	0	0	0	0	0	238	343	183	33	14	1.5
Feb	0	0	0	0	0	260	370	210	36	16	1.5
__________________________
[1] Incomplete Record
[2] Incomplete Record
[3] Incomplete Record
[4] Maximum rainfall averaged over the 10 wettest years for all stations
[5] Minimum rainfall averaged over the 10 driest years for all stations

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

	Precipitation					Evaporation [1]			Temperature [2]		Wind [3]
Month	(1978-96)					(1961-94)			(1925-94)		(1961-94)
	(mm)					(mm)			(Deg C)		(m/s)
	Ave	Max [4]	Min [5]	Wettest	Driest	Average	Max	Min	Max	Min	Ave
				(1988)	(1993)
Mar	2	14	0	0	0	329	453	261	39	21	1.6
April	7	42	0	25	1	336	442	282	42	25	1.5
May	19	78	0	0	3	325	382	251	41	27	1.8
June	58	100	19	71	60	270	326	167	39	26	2.1
July	114	233	46	163	48	211	296	115	35	24	1.8
Aug	161	300	30	293	132	166	238	71	33	23	1.2
Sept	57	177	0	47	60	169	223	83	35	23	1.0
Oct	5	28	0	0	16	229	270	176	39	23	0.8
Nov	0	0	0	0	0	236	306	194	37	18	1.1
Dec	0	3	0	0	0	228	319	179	34	15	1.2
Totals	423			599	320	2996

5.3 Geology

5.3.1 Regional Geology

The Belahouro Project, Inata Prospect, is located within western environs of the Djibo greenstone belt, which comprises volcanic, volcano-detrital and sedimentary formations intruded by syn to post tectonic granitoids, impacted by metamorphism.

A detailed analysis of the regional geology is currently outside the scope of this report and the reader is directed to former pre-feasibility studies for the site.

5.3.2 Local Geology

The Inata mineralization is located within the Birimian Group of rocks of the Proterozoic age, close to the contact zone between the Turbiditic and Epiclastic sediments (see Figure 1-3). An east-west section through Inata suggests that a coarse to fine grained epiclastics passes to a sedimentary association comprising black shales, pelites and chert bands. The contact zone between the volcano-sediments and sediments is underlined by a silicified shear zone.

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Preliminary pit geotechnical work was completed by George, Orr and Associates Pty Ltd in August 1999, a summary of which is provided in their report 'Belahouro Gold Project, Burkina Faso, Inata North and Inata Central Deposits - Preliminary Geotechnical Assessment'.

In summary, the oxide rock mass is extensively sheared and is expected to be highly weathered and dry. The wall rocks were judged to be of 'very poor' to 'poor' quality, reflecting on the weak nature of the rock and the presence of numerous structural geological defects.

Further geotechnical work is required for a full feasibility level study.

The overall slope angles used in this study range from 38º to 55º.

5.4 Hydrology and Hydrogeology

No definitive geohydrological records on aquifer and ground water elevations are available for the concession area, with the exception of first strike water levels reported within exploration boreholes.

Ground water elevations within the environs of the open pit are related to the macro/micro geological relief and are reported to be deeper than 80 m. Although local river alignments were in flood during the recent site visit, the average standing water ground level from well observations appears to be approximately 20 m below ground level.

5.5 Seismicity

There are no known seismic risk assessment studies for the area of the Belahouro Project. However, the map of seismic risk for Africa describes the project area as a zone of low seismic risk with seismic acceleration factors lower than 0.04g.

Contemporary practice requires that major structures are designed to resist the Operating Basic Earthquake (OBE) and Maximum Credible Earthquake (MCE). Based on this and in comparison with seismic risk assessments for projects located in areas of similar seismic risk in other regions of Africa (Ghana), the values shown in the Figure 5-2 below will be used for the different loading conditions in the stability analyses of the dam embankments.

The Maximum Credible Earthquake (MCE) has not been defined. It is recommended that a site specific seismic hazard assessment is undertaken for the project prior to detailed design.

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Figure 5-2 : Seismic Load Conditions

	Maximum Ground	Design Ground	Minimum Acceptable
Design Case	Acceleration	Acceleration [1]	Safety Factor
Static	0.00 g	0.00 g	1.50
Pseudo Static - OBE [2]	0.03 g	0.02 g	1.25
Pseudo Static - MCE [3]	n-d	n-d	1.00

5.6 Local Resources and Infrastructure.

Over 80% of the population of Burkina Faso are engaged in subsistence agriculture and nomadic stock keeping. A significant proportion of the male labour force migrates annually to neighbouring countries, particularly Ghana and Cote d'Ivoire, for seasonal employment. Most workers are employed in the agriculture sector in growing peanuts, shea nuts, cotton, millet, corn rice, sesame sorghum and tending livestock. Burkina Faso exports cotton, animal products and gold and imports machinery, food products and petroleum.

Belahouro is the largest permanent village located approximately 30km east of the Inata project. A number of nomadic communities exist in the surrounding district. These communities survive on subsistence farming and small artisan gold mining operations. The artisan workings are based on outcropping mineralization and the reworking of anomalous laterite gravels.

As is common in most of the countries in this part of West Africa, regional infrastructure in Burkina Faso is poor, with few sealed roads and limited power distribution. Water, during the dry season in Belahouro, is only available from limited water bores operated by hand pumps. Village housing is a combination of mud huts and portable straw huts.

The Goldbelt central camp situated near the Belahouro village has 2 generators, comfortable accommodation for up to 40 people, a 30,000 litre diesel storage and a permanent supply of borehole water.

__________________________
[1] The coefficient 2/3 of the maximum ground acceleration has been used in accordance with the recommendations of "The Technical Guide for Seismic Risk in the United Kingdom" from the Building Research Establishment Report - C1/SfB 187(H16), 1991.
[2] Operating Base Earthquake
[3] Maximum Credible Earthquake

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Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

6         HISTORY OF PREVIOUS WORK RESULTS

6.1 Owners

Exploration at Belahouro commenced in the early 1980's with four different operators exploring. The Bureau des Mines et de la Geologie du Burkina (BUMIGEB) explored the Belahouro Project between 1984 and 1991, prior to BHP Mineralis International Exploration (BHP) being granted tenure over Belahouro in 1994. Subsequently, Resolute Limited (Resolute) entered into a joint venture with BHP. The Resolute-BHP joint venture was in effect from 1998-2003 after which the concession was operated by Resolute who continued the program on its own.

In February 2004, Goldbelt entered into an agreement with Resolute for the acquisition of Resolute's 100% interest in six gold exploration properties in Burkina Faso. The properties are known as the Belahouro, Wakuy, Karba, Kopoi and Bouhaoun properties which are held by Resolute (West Africa) Limited ("RWA"), an indirect subsidiary of Resolute. Goldbelt acquired RWA for cash and securities of Goldbelt in March 2005.

Under the agreement, Goldbelt acquired the Burkina Faso assets of Resolute by the purchase from a subsidiary of Resolute of all the outstanding shares of RWA, a Jersey company, which in turn holds all the outstanding shares of Resolute (West Africa) Mining Company SA, a Burkina Faso company.

6.2 Exploration History

Exploration at Belahouro commenced in the early 1980's with four different operators exploring. Early exploration was completed by BUMIGEB (1984-1991), focused predominately on the regions near the villages of Belahouro and Souma. This exploration targeted quartz veining in the Inata, Souma and Fete Kole prospect areas.

BHP began work at Belahouro in 1994, mapping and interpreting the project geology with the aid of available airborne magnetics. BHP exploration include soil geochemistry ("B" horizon soil sampling), which identified numerous gold anomalies. BHP used the soil geochemistry and surface mapping to guide further exploration which included trenching and wide spaced RC and diamond core drilling mainly at Fete Kole, Inata and Souma.

Resolute, as operators of the Resolute-BHP joint venture from 1998 to 2003, focused exploration activities on the Inata Deposit, with minor work also carried out at Souma. The principal objective of the joint venture was to develop the Inata Deposit, locate possible mineralized extensions and to outline additional resources at

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Souma. The exploration completed included RAB, RC, and DD drilling and further soil geochemistry (see Figure 6-1). In addition, other targets were tested including Pali and Fete Kole as well as other targets elsewhere in the Belahouro property.

After assuming full ownership from 2003, Resolute completed additional rock and soil sampling, ground geophysics (TEM and magnetometer surveys) and additional geological mapping. In aggregate, direct exploration expenditure within Burkina Faso by Resolute and BHP was approximately $7.75 million.

Detailed Transient Electromagnetic (TEM) data was acquired over Inata in late 2002/2003 using a SiroTEM Mk II transmitter/receiver through a 200m square loop with 200m moves between stations and 400m between traverses. The TEM data appears effective in locating shear zones, and therefore likely zones of gold mineralization. This data has allowed existing mineralization to be modelled within a much more detailed geological framework and has therefore led to the generation of new exploration targets. This data will assist follow-up exploration.

Since February 2004, Goldbelt completed a 381 hole drilling program at Belahouro that sought to evaluate mineral extensions at Inata, Minfo and Souma for a total of 41,050.9m. The Inata resources calculated in this report are based on the data obtained from this drilling program. The work performed to the end of 2003 is summarized in Figure 6-1.

Figure 6-1 : Belahouro Project Exploration History

Work Completed	Comments	Total
Drilling
DD (Diamond Drilling)	BUMIGEB and BHP	10 holes / 1271m
DD	Resolute - BHP JV	11 holes / 1185m
DD	Resolute	2 holes / 1025m
RC (Reverse Circulation)	BHP	326 holes / 22972m
RC	Resolute - BHP J.V	451 holes / 30830m
RC	Resolute	10 holes / 1145.5m
RAB (auger)	BHP	473 holes / 3783m
RAB(Rotary Air Blast)	Resolute - BHP J.V	903 holes / 23253m
Geochemistry
Soil samples	Reported only BHP	3461
Soil samples	Resolute - BHP J.V	6792
Rock chip	Reported only BHP	407
Rock chip	Resolute - BHP J.V	85
Rock chip	Resolute	1301

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Work Completed	Comments	Total
MMI	Resolute	262
Soil samples	Resolute	1019
Rock samples	Resolute	118
Trenching
No of trenches	BUMIGEB and BHP	167
Inata (25 trenches)	Line metres (Inata only)	3295
Samples	Inata only	1674
Pits	Souma, Inata, Pali West- Resolute	53
Samples	Souma, Inata, Pali West-Resolute	122
Geophysics
Aeromagnetic	Line spacing 200 m by 85 m height
VLF - EM/Max-Min	Belahouro permit area
VLF - Max Min	Inata area
Ground mag	Resolute	3021.7 line km
TEM	Resolute	777.6 line km
Surveying	Local grid - Four geodesic stations	No statistics
	established
	Base lines detailed -Inata	6.5 line km
Mapping	Local prospect area mapped	1600km2
Metallurgy	Leach test work on Inata and Souma	420km2
	Gravity leach test work, Inata
Remote Sensing	Landsat TM and aerial photography
	acquired by BHP
	Landsat TM and SPOT Imagery

6.3 Historic Mineral Resource Estimates

In 2000, Resolute (West Africa) Ltd., on behalf of the joint venture, estimated the resources for the Inata deposits as shown in Figure 6-2. Inverse distance weighting was used with a top cut of 20g/t Au (Resolute 2000). Resolute reported their 2000 estimate as a combination of Indicated and Inferred Mineral Resource in accordance with the guidelines set out in the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

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Figure 6-2 : Resolute Resource Estimate 2000
(Reported at a 1.0g/t Au Lower Cutoff Grade)

			Resource	Approximate	Vertical Depth
Prospect	Tonnes	Grade Au g/t	Category (JORC)	Drill Pattern	Drilled
Inata	7,682,000	2.8	Indicated	50 by 20m	80 to 150m
Minfo	604,000	2.1	Inferred	50 by 20m	60 to 80m

Based on a review of the available data, OreQuest subsequently reported the Resolute resource estimate applying the CNI 43 -101 criteria and this is shown in Figure 6-3.

Figure 6-3 : Ore Quest Resource Estimate December 2004
(Reported at a 1.0g/t Au Lower Cutoff Grade)

	OreQuest Reclassified Resource (to NI43-101 standards)
Zone	Indicated Resources		Indicated Resources
	tonnes	Au Grade (g/t)	tonnes	Au Grade (g/t)
Inata North	3,709,374	3.0	612,200	3.0
Inata Central	2,042,850	2.9	144,500	2.3
Inata South	956,650	2.3	216,300	2.3
Minfo			604,000	2.1
Totals	6,708,874	2.9	1,577,000	2.5

RSG Global has previously estimated and reported the Inata resource in May 2005 and classified the estimate in accordance with the CNI 43-101 criteria. This is summarised in Figure 6-4

Figure 6-4 : Summary Resource Statement Inata Reported at a 0.5g/t Au Lower Cutoff Grade
(RSG Global September 2005) Subdivided by CNI 43-101 Categories

Resource Category	Tonnes	Average Gold Grade (g/t Au)	Contained Gold (oz)
Indicated	13,647,000	1.8	800,500
Measured	1,396,000	3.0	132,500
Measured & Indicated	15,043,000	1.9	933,000
Inferred	4,869,000	1.4	226,000

The low volume of measured resources was due to insufficient bulk density measurements. This issue is being addressed prior to the reserve statement.

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The current reserve, using a cut-off grade of 1 gramme per tonne, is estimated by RSG Global as follows:

Figure 6-5 : Summary Resource Statement Inata Reported at a 1.0g/t Au Lower Cutoff Grade
(RSG Global September 2005) Subdivided by CNI 43-101 Categories

Resource Category	Tonnes	Average Gold Grade (g/t Au)	Contained Gold (oz)
Indicated	9.027,000	2.4	689,000
Measured	1,270,000	3.2	129,000
Measured & Indicated	10,297,000	2.5	818,000
Inferred	2,811,000	2.0	177,000

6.4 Historic Production

The historic production derived from the Belahouro artisanal workings is unknown. Artisan workings to the west and outside of the Inata Central resource visibly have small "manhole" shafts down 15 to 20m and represent an insignificant amount of material removed from any potential insitu resource at Inata.

The artisan workings at Inata are not extensive and have mostly been created by illegal miners. BHP and Resolute establish control over artisanal operations from late 1990's in order to restrict any activity over the known Inata resource areas. Goldbelt has and is continuing to enforce this control. The Inata area has also been and is currently protected by government regulations.

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7         GEOLOGICAL SETTING

7.1 Regional Geology

The Belahouro Project is located in the western portion of the Birimian Djibo Greenstone Belt. The belt has undergone regional lower greenschist metamorphism and is comprised of intermediate to mafic volcano-sedimentary successions and syn to post-kinematic granite and gabbro intrusions dispersed within sedimentary and tuffaceous schists. A prominent marker horizon consisting of black iron-bearing quartzite lenses is observed within the volcano-sedimentary succession. Further emplacement of dolerite and felsic-porphyry has also occurred during and after mineralizing events. Tarkwaian facies arkosic sandstone overlies the volcano-sedimentary sequence at the eastern border of the Belahouro granite.

The project can be separated into three principal geological domains. The Damba-Inata domain occurs in the westernmost portion of the project area. Central to the property is the Belahouro-Sona Basin, and the Feto Kole province occurs in the eastern region.

The Damba-Inata trend is dominated by metasediments and intermediate to mafic volcanics and volcanoclastics. To the west of the Inata trend, strong magnetic signatures are present in aeromagnetic data indicating the presence of mafic volcanics or sedimentary derivatives. The trend varies over the strike of the prospect, from north-northwest in the south to north in the central area and north-northeast in the northern area.

The Belahouro-Sona Basin consists of turburbitic metasediments and minor volcanoclastics and provides the key elements to comprehension of the regional tectonic framework subsequent to basin formation. The basin is bounded to the east, west and south by early basin forming structures (D1) that have later been reactivated in subsequent phases of compressional deformation (D2). Arcuate, generally south dipping thrusts abut the southern margin of the basin indicating a significant north-south compressional event (D3). Late mineralized (D4) 040o and 330o faults crosscut the entire basin and adjacent volcano-sedimentary terranes.

Feto Kole to the east of the Sona Basin, is a complex of felsic to mafic volcanics and sedimentary derivatives, and various pre-, syn- and post deformation granitoid intrusions. The final phase of intrusion is gabbroic, which is also associated with minor volcanic ultramafic sequences.

The basement geology of the Belahouro Gold Project represents part of the Baoulé-Mossi Domain of the West African Craton which is mainly formed by Birimian volcano-sedimentary series, which dominates the basement geology of the West African Shield. The Birimian Series is composed of volcanic and plutonic bodies (basalt, andesite, rhyolite, rhyodacite, dacite, felsic tuff, gabbro, diorite and ultramafic rocks) distributed within a generally schistose and vertically titled sedimentary and tuffaceous succession of black

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shale, sandstone, pelitic schists, tuffaceous schist, greywacke, quartzite and chert. This basement succession is overlain by Tarkwaian siliceous and arkosic sandstone and conglomerate.

The Birimian Series of West Africa is host to some of the largest gold deposits in the world, including Sadiola, Yatela, Morila and Syama in Mali, Obuasi, Bogosu, Prestea and Bibiani in Ghana, and Siguiri in Guinea.

7.2 Project Geology

The Birimian volcano-sedimentary series was extensively deformed and metamorphosed during the Eburnean Orogeny. Metamorphic mineral assemblages reflect low-grade regional metamorphism to greenschist facies. However, in the Belahouro-Souma area, kyanite bearing mica schist and pelite indicate higher grade metamorphic regime. The succession is strongly affected by polyphase deformation displaying recumbent folding and strong sub vertical dominant schistosity with transposed bedding plans in some areas. Syn to post-tectonic granitoids intrude the basement succession.

The entire stratigraphy has been intruded by massive post Birimian dolerite dykes and sills with higher magnetic susceptibility that makes them readily distinguishable in airborne magnetic data.

Throughout the Belahouro Project, exposures of the Birimian basement succession are rare. Weathering is extensive, persisting up to 100 metres depth with a typical lateritic profile.

The gross structure of the Belahouro Project relies on interpretation of the airborne magnetic data.

Gold mineralization is dominantly associated with stockwork and sheeted quartz-carbonate-sulphide veining, stockworks of albite-carbonate-sulphide veinlets, or as sulphidic haematitic breccia.

Pyrite is the dominant sulphide species, present as discrete poikilitic euhedra ranging from a fraction to a few millimetres in size, largely confined to vein margins or disseminated within alteration selvedges. Traces of other sulphides, principally chalcopyrite, galena, pyrrhotite, arsenopyrite, bornite, tennantite, linneite and mackinauwite are present as veins, fracture fillings and localized disseminations adjacent to veins. Gold is largely developed within fractures in pyrite grains, rarely larger than 50 microns, and is non-refractory.

Extensive weathering and lateritization of the mineralization and surrounding host rocks has occurred. The base of oxidation extends to over 60m in places, but may be locally depressed within zones of fracturing and brecciation. There appears to be little evidence of depletion and corresponding supergene enrichment within

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the weathering profile, and the width and grade of primary mineralized zones appears to be little different from their equivalents within the saprolite profile.

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8         DEPOSIT TYPES

Gold within the Belahouro Project is exclusively associated with mesothermal vein style mineralization, entirely consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. This style of mineralization is generally associated with regionally metamorphosed terrains that have experienced considerable deformation. As such, the deposits are invariably strongly structurally, rather than lithologically, controlled, however the dominance of structural control invariably increases in a manner commensurate with the metamorphic grade.

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9         MINERALIZATION

The principal gold mineralization within the Belahouro Project is confined to the Inata and Souma Trends The three Inata deposits (North, Central and South) are located over a strike length of 4km. The deposits are interpreted to be related to the same structural event and are associated with shearing. The Inata Central and Inata South represent the same mineralized trend, separated by lower grade mineralization and cross-cutting faults. Inata North lies some 300m west of the Inata Central-South trend. The Inata shear trends north-northeast and dips steeply to the west-northwest. Gold mineralization is present as free grains and is generally associated with carbonate-pyrite alteration within quartz veins.

Sayouba is a small zone (strike 100m) of north-northwest trending gold mineralization with a dip of 60° to 70° west. It occurs in shale, siltstone, minor intermediate volcanics, and felsic porphyry. The zone is transgressive to the regional foliation (030° to 040°).

Minfo lies on the Minfo-Filio east-west shear zone. The shear zone can be traced over a distance of 20km and is characterised by a wide zone of shearing (up to 400m) associated with a strong aeromagnetic trend. Mineralization is associated with massive and stringer quartz veining in black shales within an intermediate volcanic shale/siltstone package.

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10         EXPLORATION

Prior to commencement of the Goldbelt exploration programs (February 2004 onwards), considerable exploration has been completed by operators BHP and Resolute (Section 6.2).

The Goldbelt strategy was designed to define sufficient resources and reserves to justify investigation of the development of a 2Mtpa CIL processing operation producing approximately 150,000 oz to 200,000 oz of gold per year.

The programs focussed primarily on infill drilling of the project resources identified with the objective of improving the confidence category of the identified Mineral Resources. A secondary objective of the drilling program was to expand the resource base in order to enhance the mine life of a proposed CIL operation.

This strategy has been successful, with additional higher grade zones of oxide and primary mineralization defined. It is likely that on-going exploration will continue to identify extensions to existing mineralization or new mineralization elsewhere within the permit.

A summary of the principal exploration activities completed by Goldbelt to 30 September 2005 is provided in Figure 10-1 below. A detailed listing and discussion of the exploration history is provided as Section 6.2 and is therefore not repeated.

Figure 10-1 : Goldbelt Exploration Statistics (2004 to September 2005)

Exploration Activity	Exploration Statistics
RC Drilling	381 holes (78,618m)
Diamond Drilling	13 holes (3312m)

Exploration surveys and interpretations completed to date within the Belahouro Gold Project have largely been planned, executed and supervised by national and expatriate Goldbelt personnel, supplemented by consultants and contractors for more specialised or technical roles. The data is considered to be of good quality (see Sections 11 to 14). The current Goldbelt exploration team, assisted by RSG Global technical personnel, is considered well qualified and motivated to fulfil the responsibilities of on-going exploration programs.

The geological understanding of the Belahouro Gold Project has evolved greatly since the commencement of the Goldbelt exploration strategy and will continue to do so at a similar rate. The knowledge acquired to date

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confirms the considerable potential of the Inata Trend and surrounding areas. RSG Global considers that the proposed exploration and development strategy is entirely appropriate and reflects the potential of the Belahouro Gold Project.

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11         DRILLING

The Inata database includes drilling data generated in three main periods, Bumigeb and BHP drilling (pre 1998), Resolute (1998 to 2004) and Goldbelt drilling from 2004 onwards. The drill data contained in the database is a combination of diamond and reverse circulation (RC) drilling.

Limited documentation is available adequately describing the Bumigeb and BHP drilling (pre 1998) with the description provided relating to the Resolute and Goldbelt data, which dominates the dataset used in the resource evaluation.

11.1 Reverse Circulation Drilling

Four types of drill rigs were utilised supplied by two drilling companies.

UDR650 (truck mounted) with 750cfm/350psi compressor. Rod string 4½ inch with 5½ inch face hammer. Supplied by West African Drilling Services (WADS).

UDR1000 (truck mounted) supplied by West African Drilling Services (WADS).

Schramm T66 truck mounted with 900cfm/350psi air capability using 5½ inch face hammer. Supplied by WADS.

Schramm 685 truck mounted with air capability of 900cfm/350psi. Drill string with 4½ inch face hammer. Supplied by Grimwood Davies.

The different drilling company's performance was reported as satisfactory with high daily productivity rates, acceptable sampling recovery (except shallow diamond coring), and safety standards being achieved.

11.2 Diamond Core Drilling

WADS completed diamond drilling for both Resolute and Goldbelt. RC precollars were drilled using a UDR1000 multipurpose rig with 350psi/900cfm capacity. Precollars were completed with a 5½ inch drill bit while diamond coring was completed using HQ triple tube. All holes were surveyed using a single shot camera at the collar and at regular down-hole intervals. Core orientations were completed using the spear technique, with both tungsten and crayon bits utilised, depending on core competency.

Core structure orientations are routinely recorded to assist in determining the controls on mineralization, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

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The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line, determined from the crayon orientation mark recorded during drilling, drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, RQD percentage, rock type, weathering, rock strength and fractures per metre. This basic geotechnical logging is considered appropriate at this stage of project development.

11.3 Drilling Quality

The RC and diamond drilling data applied in resource estimation is generally considered to be of acceptable quality and broadly consistent with international industry standards.

The general quality of RC drilling has progressively improved over time, particularly since more experienced and well-equipped contractors have become available. Drilling practices are also benefiting from closer and more experienced exploration management. The quality of diamond drilling is considered to be of industry accepted standard, however, recoveries for diamond core from the moderate to highly weathered saprolite has been poor (Section 12.3).

Wherever possible, drilling was undertaken normal to the plane of the principal mineralized orientation. RSG Global is confident that the modelled resources adequately reflect the drilling orientation with respect to the mineralized strike and down-hole versus true intersection width.

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12         SAMPLING METHODS AND APPROACH

12.1 RC Sampling and Logging

RC drill chips were collected as 1m intervals down-hole via a cyclone into PVC bags prior to splitting.

The collected samples were riffle split using either a multi stage Jones riffle splitter or via multiple passes through a single stage Jones riffle splitter. A final sample of approximately 2kg was collected for submission to the laboratory for analysis. Wet samples were collected via grab sampling. The dry sampling represents industry standard practices, but the method of grab sampling the wet RC samples may result in unreliable data, however, wet samples represent a small percentage of the dataset.

RC chip boards were systematically compiled by gluing the sieved RC chips to a board. These boards represent a good record and a useful tool for re interpretation of the geology and mineralization. During the site visit, holes INRC001 to INRC150 were available for inspection, although the remaining chip boards (300 plus holes) for Resolute drilling were not located. This drilling represents the bulk of the Inata Deposit and needs to be located and preserved. Chip trays were used by Goldbelt and were inspected in Ouagadougou.

12.2 Diamond Core Sampling and Logging

The sampling of the core was subject to the discretion of the geologist completing the geological logging. After the marking out of the required interval, the core was cut in half by the electric diamond blade core saw. The cut is made along the orientation line with the half core portion that looks north being retained as a reference. The half portion that looks to the south is broken up for assay.

In the upper oxide zone, the core was too friable for diamond saw cutting. The procedures were to dry cut or cleave the core in this case. The sample weight required was 2kg.

The following diamond holes were inspected during the site visit; INDD007, INDD008, INDD009, INDD016, INDD018, INDD019 and INDD020.

The zone of mineralization in holes INDD7 to INDD9 had been weakly weathered and the core was relatively competent. Fines along fractures and veining had been washed out but recoveries were above 90%. Holes INDD16, INDD18, INDD19 and INDD20 were moderately to strongly weathered, the core was crumbly and friable and sample recovery was very poor. Consequently, these holes are likely to underestimate the gold in grade and width when compared to adjacent RC.

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12.3 Sample Recovery

Sample recovery for RC drilling was noted as good and generally estimated to be in excess of 20kg per metre drilled. Sample weights have not been systematically recorded, however review of deteriorated samples in the bag farm at the Belahouro camp and at Inata indicates acceptable sample recoveries were being achieved. (Based on 5'' or 127.5mm diameter RC drillholes and the established average weighted bulk density, the notional volume recovery of dry samples should approximate 20kg/m in saprolite and 32kg/m in the primary zone). Resolute states that a few wet intervals were recorded, generally at rod changes. On inspection of RC drilling during the RSG Global site visit in April 2005, the samples were kept dry to depths of 200m. Drillers were pulling back after every metre and samples were being systematically weighted with very good recoveries noted.

Sample recovery in diamond holes was poor for the moderate to highly weathered zones. Core loss tends to occur due to washing and/or grinding at the commencement and completion of drilling runs, particularly within the partially oxidised portion of the profile or within friable zones of tectonised rock. Consequently, this drilling is considered as low confidence and recovery has been appropriately considered during estimation.

12.4 Sample Quality

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples afforded by diamond coring within the highly weathered zones are of poor quality, however the sample recoveries for the RC drilling is high.

RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted. Acceptable reproducibility has been identified during an assessment of RC field duplicate data (Section 14.2) generated and no distinct bias is evident. RC sampling still requires close supervision to ensure adequate representivity.

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13         SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.1 Sample Security

RSG Global is unable to provide comment on the sample security of the data collected prior to Goldbelt's involvement, however, the sampling and sample dispatch protocols implemented by the Resolute-BHP JV, and subsequently by Resolute, are similar to those described below.

The rapid submission of samples from drilling for analysis, and the close scrutiny of procedures by expatriate technical staff, provides little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular 'blind' submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would be readily recognised and investigated.

Current Goldbelt drilling procedures require samples to be stapled closed once taken from the rig. They are then transported to the Belahouro secure camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Reference material is retained and stored on site, including chips derived from RC drilling, half-core and photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples. All pulps are stored at a Goldbelt storage facility in Ouagadougou and were inspected during the site visit. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralization, and are entirely consistent with the historical and anticipated tenor of mineralization.

13.2 Analytical Laboratories

Prior to BHP/Resolute involvement with the project, all sample analyses were completed at the Bumigeb laboratory in Bobo-Dioulasso. This laboratory represents data associated with 0.03% of the database.

Data collected by BHP represents approximately 21% of the database and was assayed at SGS in Tarkwa. Digital quality control data is not available and data has been reviewed from reports.

Quality control by Resolute identified that the Bumigeb laboratory was unreliable, therefore all Resolute samples were assayed at Intertek Testing Service (ITS) laboratory based in Ouagadougou, Burkina Faso. Data analyses by ITS represents data associated with approximately 46% of the assay database.

Analytical work completed on behalf of Goldbelt was initially done by Transworld Laboratory in Tarkwa, Ghana. After identifying some issues with sample preparation with the Transworld Laboratory, all sample

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preparation and analysis for the current drill program (post May 2005) is being completed by SGS Tarkwa in Ghana. Both of these laboratories use conventional fire assay with AAS finish. Goldbelt has continued using Resolute standard procedures for quality control. Transworld represents data associated with approximately 33% of the database.

13.3 Sample Preparation and Analysis Methods

13.3.1 Intertek Testing Service (ITS)

The assay method applied by ITS is summarised below.

SamplePreparation

2kg or less of sample is dried, disaggregated, crushed, and pulverised (95% passing -200 micron).

Two 180g pulps are taken for analysis and pulp storage.

SampleAnalysis

30g charge, Fire Assay fusion, lead collection, AAS determination to 8ppb.

Gravimetric analysis completed on Au>10g/t.

Routine quality control included submission and assay of two international standards, one international blank and two duplicates per batch of 30 samples. In addition, random checks were completed on spurious results. Sample preparation and analytical methods have been conventional and appropriate.

13.3.2 Transworld - Tarkwa

The assay method applied by Transworld (Tarkwa) was as follows:-

2kg to 3kg field splits are oven dried at 105°C.

Over dried samples are crushed in a jaw crusher to a nominal 3mm.

A 1.5kg sub-sample is collected via a riffle splitter.

The 1.5kg sub-sample pulverised in a homogenizing mill (LM2) to 90% -75µ.

The 50g Fire Assay analytical procedure applied to the pulps is summarised as follows:-

A 50g portion of pulverized sample is weighed.

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The sample is fused in a fusion furnace to produce a lead button.

A lead button is cupelled in a cupellation furnace.

The resulting prill is subjected to acid dissolution.

The resulting solutions are then read on an AAS, with a stated detection limit of 10ppb gold.

13.3.3 SGS Tarkwa

The current drill program, post May 2005 (and previously BHP samples with an undocumented procedure) is being analysed by SGS Tarkwa with the following procedure:-

2kg to 3kg field splits are oven dried at 105°C.

The dried sample is crushed in a Jaw crusher to a nominal 3mm.

A 1.5kg sub-sample is collected via a riffle splitter.

The 1.5kg sub-sample is pulverised in a homogenizing mill (LM2) to 90% -75µm.

The 50g Fire Assay analytical procedure applied to the pulps is summarised as follows:-

A 50g portion of pulverized sample is weighed.

The sub-sample is fused in a fusion furnace to produce a lead button.

A lead button is cupelled in a cupellation furnace.

The resulting prill is subjected to acid dissolution.

The resulting solutions are then read on an AAS, with a stated detection limit of 10ppb gold.

13.4 Adequacy of Procedures

Analytical procedures associated with data generated prior to BHP cannot be assessed, as not all of the relevant information is available. Procedures associated with BHP, Resolute and Goldbelt assaying are consistent with current industry practise and are considered acceptable for style of mineralization identified at Belahouro.

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14         DATA VERIFICATION

14.1 Quality Control Procedures

The current quality control procedures include the submission of internationally recognised standards, umpire assaying at an internationally recognised laboratories in Australia (5% of total mineralized intercepts are planned to be submitted at the completion of the current drill program in July 2005), duplicate and replicate sample analyses and the submission of RC field duplicate samples at a rate of 1:30, with the latter providing a comparison of the total sampling and analytical error. The assay quality control procedures applying to the various laboratories is summarised in the following sections.

14.1.1 Intertek Testing Services (ITS)

The quality control procedures implemented by ITS assaying were:-

Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.

Compressed air gun used to clean crushing and milling equipment between samples.

Barren quartz 'wash' applied to the milling/pulverising equipment at the rate of 1:10.

Quartz washes assayed to determine the level of cross contamination.

Sieve tests are carried out on pulps at the rate of 1:50 to ensure adequate size reduction.

Assaying of internal standards data.

Mineralized duplicate pulps despatched to Genalysis Laboratory Services in Perth, Australia, for umpire fire assay analysis.

14.1.2 Transworld (Tarkwa) and SGS (Tarkwa)

In addition to the above procedures applied at ITS, the following procedures were adopted for Transworld and SGS:-

A minimum of 3% (1:30) of the submitted samples in each batch, are duplicated in the field.

Blank samples are inserted at the rate of approximately 1:30.

Screen tests are undertaken on sample pulps at the rate of 1:20.

Industry recognised solid standards (Rocklabs) are disguised and inserted at a rate of 1:30.

Assaying of internal standards data.

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Mineralized duplicate pulps (representing 5% of the mineralized intercepts) are to be despatched for umpire fire assay analysis.

Pills inserted in barren 2kg samples are included in sample batches. The insertion rate is approximately 1:40. The pills were sourced from Assay Solutions Pty. Ltd, Australia.

14.2 Quality Control Analysis

The assay quality control data, as they pertain to resource estimates completed on the basis of data available to 31 August 2005, have been subdivided into pre BHP data, BHP data, BHP/Resolute- Resolute data and Goldbelt data.

The quality control data has been assessed statistically using a number of comparative analyses for available datasets. The objectives of these analyses were to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:-

Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines.

Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.

Mean vs % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range.

Mean vs %HRD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percent half relative difference between the assay pairs (mean % HRD).

Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualization of precision and bias over selected grade ranges. Correlation coefficients are also used.

Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.

Standard Control Plot shows the assay results of a particular reference standard over time. The results can be compared to the expected value, and the ±10% precision lines are also plotted, providing a good indication of both precision and accuracy over time.

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Cumulative Deviation from Mean Plots illustrate the cumulative sum of the deviation from the expected value of a particular reference standard or from the mean of the assays over time, and is used to determine direction and severity of bias and illustrate changes in grade over time.

Cumulative Deviation from Expect Value Plot illustrates the cumulative sum of the deviation from the expected value of a particular reference standard over time. Used to determine direction and severity of bias, and to illustrate changes in grade over time.

Comments on the results of the statistical analyses for each laboratory are provided below while a compilation of the descriptive statistics and graphical plots are presented as illustrations.

14.2.1 Pre BHP

Little quality control data exists for the assaying competed pre BHP. No quantitative assessment can be made in relation to the quality of this data however the data accounts for only 0.03% of the database.

As little quality control data exists for the assaying competed by BHP, no quantitative assessment can be made in relation to the quality of this data.

14.2.2 Resolute/BHP-Resolute (ITS)

Quality control data has been evaluated in the internal report 'Interim Report December 31 1998 by Resolute'. A total of 583 pulps were submitted to Genalysis Laboratory Services in Perth, Western Australia, as part of routine off-continent analysis. A high correlation was noted between data sets indicating no bias in the original assay data set.

Routine quality control included two international standards, one international blank and two duplicates per batch of 30 samples. In addition, random checks were completed on spurious results. Sample preparation and analytical methods have been conventional and appropriate.

Data was reviewed by RSG Global in the form of reports for the QA/QC completed by Resolute. The available data indicates that acceptable levels of accuracy and precision were being achieved in assaying for these datasets. The pulps remain intact and were inspected during the site visit at the Goldbelt storage facility in Ouagadougou, affording the possibility of selective reassay if deemed necessary. Based on a visual review of the different drillhole datasets, no apparent change in assay quantum was identified.

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14.2.3 Goldbelt (Transworld - Tarkwa)

The exploration samples generated by Goldbelt to May 2005 have been assayed at the Transworld laboratory in Tarkwa.

Digital QC data has been supplied to RSG Global for review. Field duplicate data, international standards, blanks and pill data has been reviewed.

Pill data supplied showed extreme discrepancies. After consultation with the laboratory it was determined that during sample preparation, operators saw the pills as contaminants and removed them from the sample. The later analysis conducted when operators stopped the practice of removing the pills shows that samples were generally being correctly crushed, homogenised and splits were representative of the crushed sample. Plots are supplied for the 3 pills utilised (0.58g/t, 2.25g/t and 7.98g/t as Figures 31-7 to 31-9 respectively).

Note that pills are a form of standard that when sample weights are available metal can be calculated.. The mean of the assay pill data, as shown in all QC plots (Figures 31-7 to 31-9), reports under the expected value. This under reporting is interpreted to be principally due to the identified removal of the pills. Goldbelt elected to discontinue to use TWL and to switch to SGS Tarkwa for its assaying.

Field duplicate data is available for 644 samples. Figures 31-1, 31-2 & 31-10, 31-11 show results for the total data and a dataset generated excluding <0.1g/t Au data respectively. The results show acceptable levels of precision, with 88% of the 0.1g/t Au data within the 20% HARD tolerance limits and a linear correlation of 0.98.

Analyses of blanks were available to review the data for possible contamination. The blanks database comprised 642 data. Little contamination was evident (Figure 31-3 & 31-12), with the 55% of data lying at or within twice the detection limit of 0.005g/t Au. Minor spikes are seen in the data with some clustering of higher background values apparent.

The quality control data suite investigated for the 2005 drilling comprises 37 assays of independently submitted standards. The submitted standards were sourced from Rocklab Ltd who specialise in producing international accredited standards.

RSG Global completed a review of the following Rocklab standards:-

Standard 0.42 (expected value 0.42g/t) - Figures 31-4 & 31-13

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Standard 1.30 (expected value 1.30g/t) - Figures 31-5 & 31-14

Standard 3.46 (expected value 3.46g/t) - Figures 31-6 & 31-15

The data analysis revealed some notable bias with standard 0.42, 1.30 and 3.46 reporting only 54%, 69% and 77% respectively of standards within 10% tolerance limits. The limited nature of the dataset however should be appropriately considered. Some anomalies were identified which appear to reflect incorrect labelling of the standards, in particular the 0.42g/t standard, and hence indicate that supervision of this aspect of the sample submission may have been inadequate. Goldbelt has elected to discontinue to use TWL and to switch to SGS Tarkwa for its assaying.

In general, and notwithstanding the above identified and rectified sample preparation error with the pills, the Transworld laboratories have achieved acceptable levels of precision. Based on the available standards assaying, insufficient data is available to assess the assay accuracy fully, although RSG Global believes no systematic bias exists.

Umpire assaying is currently being completed in which 5% of the mineralized intercepts are re-analysed by off continent laboratorie Amdel in Perth, Australia. This is strongly recommended for a final review and will help data quality assessments.

14.2.4 Goldbelt (SGS - Tarkwa)

The current exploration samples generated by Goldbelt since May 2005 have been assayed at the SGS laboratory in Tarkwa. Field duplicate data, international standards, blanks and pill data has been reviewed. Close monitoring of the QC data was conducted by Goldbelt and RSG Global personnel on a batch by batch basis during the current drill program with any irregularities immediately investigated and if warranted samples being re assayed.

Pill data is available for 331 samples. Data shows that samples were generally being appropriately crushed and homogenised, with splits representative of the crushed sample. Plots are supplied for the 5 pills utilised (HOME25 - 0.01g/t Au, HOME10 - 0.02g/t Au, HOME13 - 0.29g/t Au, PAD22 - 1.13g/t Au and SOG9 - 3.99g/t Au as Figures 31-7 to 31-11 respectively). The lower grade pills 0.01g/t and 0.02g/t have been treated effectively as blanks with results generally within tolerance (96% and 75% respectively). The low grade data must be treated with caution as the 2kg blank material to which the pill is added maybe weakly mineralized and the pill grade is also near assay detection. Plots show that where the pill has been captured within the sample preparation, results are generally acceptable. Continued review of the SGS laboratory sample

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preparation is required as approximately 20% of the higher grade pills (PAD22 and SOG9) have not been captured in sample preparation, possibly due to the pill being removed by sample preparation staff as a contaminant or excess sample being removed along with the pill before initial crushing. Where the pill has been captured results are considered acceptable. Further review of sample preparation based on the laboratory duplicates also reveals no issue with the sample preparation.

Field duplicate data is available for 1081 samples. Figures 31-11 show results for the dataset generated excluding <0.1g/t Au data. The results show acceptable levels of precision, with 87% of the 0.1g/t Au data within the 20% HARD tolerance limits and a linear correlation of 0.96.

The blanks database comprised 644 data. Little contamination was evident (Figure 31-12), with the 93% of data lying within 0.1g/t Au. Minor spikes are seen in the data with some clustering of higher background values apparent.

The 2005 SGS Tarkwa quality control data set includes 899 assays of independently submitted standards. The submitted standards were sourced from Rocklab Ltd who specialise in producing international accredited standards.

RSG Global completed a review of the following Rocklab standards:-

Standard OXA26(expected value 0.08g/t)	195 samples	Figure 31-13.
Standard OXC30(expected value 0.20g/t)	87 samples	Figure 31-14.
Standard OX9 (expected value 0.47g/t)	49 samples	Figure 31-15.
StandardOXF28 (expectedvalue 0.80g/t)	90 samples	Figure 31-17.
Standard OXL14 (expected value 1.22g/t)	14 samples	Figure 31-18.
Standard OXL40 (expected value 1.86g/t)	195 samples	Figure 31-19.
Standard OXL25 (expected value 5.85g/t)	48 samples	Figure 31-20.
Standard SN16 (expected value 8.37g/t)	201 samples	Figure 31-21.

The data analysis of the lower grade standards show excellent reproducibility of standard OXA26, 98% of data falling within the +/- 0.04g/t tolerance. Standard OXC30 also shows acceptable reproducibility with 94%(bias 12%) of data falling within the +/-0.05g/t tolerance as does standard OX9 with 88%(bias 13%) of data falling within the +/- 0.07g/t tolerance. Apparent large bias is related to the low order of magnitude of the datset and is not considered of concern.

Analysis of standards in the range above the reported cutoff of 0.5g/t and less than 5g/t reveal excellent accuracy was achieved by SGS Tarkwa, with Standard OXF28, OXL14 and OXL40 reporting 99%(bias 4%),

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78%(bias -8%) and 91%(bias 2%) of data respectively within 10% tolerance limits. The relatively low 78% of data within tolerance of standard OXL 14 is a function of the limited dataset consisting of 14 samples and thus the large relative bias is not considered significant.

Review of the standards OXL25 and SN16, which represent the higher grade range of assaying, reports 96%, and 91% respectively within 10% tolerance limits, and a bias of -0.1 and 2.11% respectively. It appears that some mislabelling of standard SN16 with standard OXL40 has occurred in sample dispatch. Removing these mislabelled standards improved the accuracy with the relative standard deviation reduced from 1.24 to 0.48 and a reduction in reported bias to an acceptable 0.3%.

Goldbelts decision to use SGS Tarkwa for its assaying appears well justified when the quality of the standards data is considered. In conclusion the SGS laboratories have achieved acceptable levels of precision and accuracy. Based on the current data set, RSG Global believes no systematic bias exists.

Umpire assaying at the completion of the drill program in which 5% of the mineralized intercepts are re-analysed by off continent laboratories (Amdel Perth, Western Australia) is currently being conducted. This is to enable a final review and will assist in data quality assessments.

14.2.5 Analytical Data Quality Summary

Detailed quality control assessment of the analytical data generated has not identified any material bias. The analytical precision for both assay standards and field duplicate data is acceptable. The quality of the analytical data applied in resource estimation is generally considered consistent with industry standards. As part of normal exploration practises, ongoing review of all quality control data, including independent umpire assaying and independent submission of internationally accredited standards, is strongly recommended.

14.3 Bulk Density Determinations

RSG Global has generated resource estimates for the Inata deposit within the Belahouro Gold Project as at 30th of September 2005 using the MIK estimation technique. The technique selection was based on a combination of factors including the quantity and spacing of available data, the interpreted controls on mineralization, and the style of mineralization.

The resource model was derived via geological and mineralization zone modelling of the individual deposits. This is discussed in more detail in section 17.

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14.4 Survey Control

14.4.1 Topography

Topography has been generated from the drill hole collar survey data. RSG Global considers the topography to be of moderate confidence considering the limited relief of the Inata deposits. A more extensive topographic survey is recommended for detailed mine planning.

14.4.2 Collar Surveys

In 1998, when Resolute took over exploration management at the Belahouro Project, a detailed surveying program was completed over the entire project. BAGEME/IGB, a Burkina Faso government survey agency, was employed to complete the survey. Baselines of the local grids were accurately surveyed and geodetic stations were established in UTM WGS 84 datum.

Drill holes have been accurately surveyed using standard theodolite techniques based on the geodetic stations. Subsequent drilling by Resolute has been picked up by a differential GPS unit to survey drill hole collars to an accuracy of ±1 metre.

RSG Global has independently checked nine drill hole collars using a hand held GPS (6m accuracy), randomly selected from the South Inata, Central Inata, North Inata and Minfo deposits and the Sayouba prospect. The check survey is comparable to the provided database collar survey.

All recent Goldbelt drilling has been resurveyed by DGPS and the data are incorporated into the exploration survey file. All drillhole collars are marked with a concrete slab for future reference.

14.4.3 Down-hole Surveys

BHP-Resolute drilling diamond drilling was downhole surveyed by an unstated method at regular downhole intervals. The RC holes were unsurveyed. However, the limited depth of these holes would result in little substantial deviation and therefore the lack of survey is not considered material.

For the current Golbelt drill program, down-hole surveys are undertaken by the drilling contractor under the supervision of Goldbelt personnel prior to the completion of each hole. All down hole surveys were completed using an Eastman single shot camera at the collar and at regular down-hole intervals. All azimuth

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readings taken by the camera are magnetic. No survey shots were validated during the site visit due to the site personnel being unable to locate the survey discs.

In the case of RC holes, surveys are undertaken at nominal 30m to 50m intervals in the open hole after drilling is completed. The drillholes remain very open due to the lack of ground water (up to 200m in depth) and are easily surveyed open hole with minor risk of hole blockage or loss of camera. Each survey result is checked onsite before being entered into the survey file and is re-surveyed if a discrepancy between the planned and determined orientation is evident. Typical deviation is less than 7º in both dip and azimuth for drillholes of up to 200m depth.

The azimuth and dip can be readily determined through the bottom of the bit for diamond core holes. This information is also determined at nominal 30m to 50m intervals down-hole and recorded in the database in a similar fashion to the RC drilling.

Once the set-up orientation of the rigs is defined, little deviation is evident in either the RC or diamond drilling and the spatial distribution of data is considered to be well controlled.

14.5 Data Quality Summary

On the basis of the 2005 RSG Global technical audit and site visits, and data provided subsequently by Goldbelt technical staff, the appropriateness of the exploration procedures relating to resource delineation can be summarised as follows:-

Diamond and RC drilling have been undertaken by reputable contract drilling companies using industry standard drilling equipment and procedures.

Survey control for the majority of projects is accomplished by surveying of drillhole collars using a DGPS. Drill hole locations are well established in relation local and UTM grids.

Drill hole sampling procedures are consistent with acceptable industry standards.

Assaying procedures are considered consistent with acceptable industry standards.

Review of the pills data indicates that a high level of error is present in sample preparation where pills were removed, however no bias has been identified in samples assayed including the pills. Review of the field duplicate data indicates that an acceptable level of precision is achieved indicating total error is also acceptable. No bias has been identified in this data set.

Assaying completed by ITS and Transworld displays acceptable levels of accuracy and precision.

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Density stratification based on diamond core data is considered acceptable for resource calculation however more data is required for improved and possibly a higher tonnage calculation.

14.6 Source Data

Goldbelt staff supplied digital and hard copy data for the Belahouro Project. In summary, the following key digital data relevant to the resource estimation study were provided:-

Drill hole databases containing collar location data, down hole survey data, assay data, and geology data.

Internal documentation including geological logging tables.

QAQC databases.

Density databases.

In addition, reference data and support documentation relevant to the resource estimation study were supplied as numerous internal company reports.

14.7 Drillhole Database

RSG Global was supplied with a series of binary and ASCII databases from site. These data were loaded into the Micromine software package and reviewed in detail as part of the resource estimation process. The database investigations undertaken by RSG Global included:-

A review for completeness (hole exists in assay, collar, survey and geology files).

Validation for duplicated sample numbers.

Validation of azimuth and dip ranges.

A review of assay results for consistency of recording, flagging, detection limit, and unit.

Compilation and validation of missing intervals.

Review of high-grade assay intervals.

Validation of geology codes.

3D coordinate generation and review.

In addition to the above, a validation of primary assays against the original assay certificates was undertaken. At least one hole per section line was compared against the digital database. This represented approximately 30% of the database. A small number of inconsistencies were identified during the database validation, requiring adjustment or correction prior to resource estimation, including:-

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Incorrect and incomplete downhole survey data.

Missing assays from intervals known to have been assayed.

Typographical errors.

Inconsistencies in the geological coding due to multiple phases of exploration, and variations in geology codes and logging personnel.

The databases are considered to be of acceptable industry standards. Summary details of the validated database grouped by drill type are provided in Figure 14-1.

Figure 14-1 : Summary of Drilling Database Statistics Grouped by Drill Type

Description	DDH	RC	Total
Holes	24	913	937
Metres	3,311.9	78,618.5	81,930.4

Summary details of the drilling completed grouped by company are provided in Figure 14-2.

Figure 14-2 : Summary of Drilling Database Statistics Grouped by Company

Company	Description	DDH	RC	Total
Pre BHP	Holes	4	0	4
	Metres	200.9	0	200.9
BHP	Holes	6	156	162
	Metres	1,069.5	12,006.5	13,076
BHP Resolute	Holes	0	309	309
	Metres	0	21,445	21,445
Resolute	Holes	11	66	77
	Metres	1,750.5	4,407	6,157.5
Goldbelt	Holes	3	381	384
	Metres	290.9	40,760	41,050.9

Summary details of the drilling completed grouped by assay laboratory are provided in Figure 14-3.

Figure 14-3 : Summary of Drilling Database Statistics Grouped by Laboratory

Company	Description	DDH	RC	Total
Burnigeb	Holes	4	0	4

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Company	Description	DDH	RC	Total
	Metres	200.9	0	200.9
SGS (BHP Tarkwa)	Holes	6	156	162
	Metres	1069.5	12,006.5	13,076
ITS	Holes	11	375	386
	Metres	1750.5	25,852	27,602.5
Transworld	Holes	3	198	201
	Metres	290.9	19,934	20224.9
SGS (Tarkwa)	Holes	0	183	183
	Metres	0	20,576	20,576

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15 ADJACENT PROPERTIES

The permit immediately to the North of the Belahouro Permit is owned by Orezone Resources (OZN:TSX, Amex), a Canadian gold exploration and development company that acquired the 404 km2 Ouairé Kerboulé exploration permit, in April 1997 and now holds a 75% interest in the permit with an option to earn an additional 25% interest. Orezone Resources are actively exploring the permit having spent over $1 million on exploration to date and have identified significant mineralization at Kerboulé approximately 25 kilometers to the North-North East of Inata.

Orezone Resources suggests that mineralization at Kerboulé lies in the same structural corridor to that of the Inata deposit and that mineralization also occurs in a similar shear zone and geological setting containing the same volcano-sedimentary and volcaniclastic rocks. The global Inferred resource quoted by Orezone Resources (as September 2005) at Kerboulé is currently 4.8 million tonnes at 1.3g/t Au (200,000 ounces). Orezone Resources believe that the economic feasibility of the Kerboulé project is currently related to the advancement of the Inata Deposit. The next phase exploration program on the Ouairé Kerboulé permit, according to Orezone, will focus on defining large scale mineralization that has the potential of hosting a multi-million ounce deposit.

RSG Global considers that there are no other mineral deposits associated with adjacent projects that are directly relevant to the Belahouro Project.

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16         MINERAL PROCESSING AND METALLURGICAL TESTING

In 1999, four composite samples of Inata material were tested by AMMTEC of Australia. The samples were crushed to minus 2mm prior to splitting into both 1kg mill charges and 200g assay samples. Duplicate head assays compared well, with less than 5% variation between assays. Samples were ground to 80% passing either 106 or 75 microns. Gravity recovery was tested using a small Knelson concentrator after grinding followed by amalgamation. All gravity and amalgam tailing was then subject to cyanide leaching. The results are summarized in Figure 16-1.

Figure 16-1 : Gravity Cyanaidation Test Results on Inata Composites

		Grind							Reagent
Comp.		80%	Calc'd	Leach	Gold Extraction % with time				Consumption
Sample	Description	passing	Head Au	Residue	Hrs.				kg/t
No.		microns	g/t	Au g/t	Gravity	2	8	24	Lime	NaCn
	L. G.ox.	106	1.49	0.083	16.2	84.4	94.5	94.5	1.17	0.83
T128827
	(0-16m)	75	1.41	0.082	11.3	77.2	92.1	94.2	1.66	0.53
	H.G. Ox.	106	8	0.322	14.9	91.4	95.2	96	1.37	0.78
T128828
	(6-65m)	75	8.3	0.341	13.9	80.4	94.5	95.9	1.36	1.08
	L. G. ox./Tr.	106	1.6	0.311	13.6	80.6	80.6	80.6	3.7	0.68
T128829
	(68-91m)	75	1.38	0.382	8.8	82.5	84.7	86.8	2.52	0.75
	H.G. Ox./Tr.	106	7.8	1.21	16.8	80.9	83.6	84.4	2.74	1.08
T128830
	(61-90)	75	7	1.25	10.4	80	82.1	82.1	3.28	0.75

The tests indicate that the material is not particularly grind sensitive below 100 microns. Ninety percent recoveries were achieved in oxide samples similar to results obtained from 24 bottle roll tests at ITS laboratory in Ouagadougou. Due to the relatively low recoveries in transition samples, oxygen sparging tests were performed on the T128829 106 micron sample. Aeration improved overall recovery to 90% within two hours with slightly lower lime consumption.

Test work was also done by AMMTEC regarding potential preg-robbing carbon thought to be present in some of the host rocks. Samples of core from hole INRD 09 were shipped to Australia for the tests. The samples were from carbonaceous shale at 143m depth and andesite at 181m. The mineralized zone averaged 1.35g/t Au from 151m to 164m and 6.15g/t Au from 164m to 172m. The andesite contained mainly carbonate carbon, however, the shale sample was found to be extremely preg-robbing removing 90% of the solution gold within one hour.

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CIL tests were run on Inata North and Central deposit composites. Samples were ground to 80% passing 106 microns and again gravity concentrates (11% to 25% recovery) were removed prior to leaching. Oxide recoveries of 91% and 92% were achieved and transition zone recoveries were lower at 81% to 86%. Some recovery of gold was made in all cases after one day of leaching, much slower dissolution rate than previous tests and attributed to the grind size.

Samples of oxide and transition material were used to calculate the bond work index of the material. The results by AMMTEC indicated work indices of 16 for oxide material and 11 to 13 for transition material. The index of 16 reported by AMMTEC is quite high and further work is warranted to verify this number and determine the reason for it. In their various reports AMMTEC recommend that further studies are warranted to determine minor element (such as copper) effects on leaching which could be done by ICP analysis of assay samples.

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17         MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No reserves have been estimated at this stage of the study

17.1 Introduction

RSG Global has generated resource estimates for the Inata deposit within the Belahouro Gold Project as at 30th of September 2005 using the MIK estimation technique. The technique selection was based on a combination of factors including the quantity and spacing of available data, the interpreted controls on mineralization, and the style of mineralization.

The resource model was derived via geological and mineralization zone modelling of the individual deposits.

17.2 Database

The resource estimation was based on the updated exploration database which comprised a series of binary and ASCII files. These files were reviewed and validated by RSG Global prior to commencing the resource estimation study.

No topographic data was supplied and, as such, a topographic surface has been generated from drill hole collar co-ordinates. No depletion of the model has been undertaken for the artisanal workings due to the lack of robust topographic information and digital data pertaining to the workings. The Inata artisan workings viewed during the RSG Global site visit are small scale and are considered insignificant in respects to resource depletion.

17.3 Geological Modelling and Mineralized Zone Interpretation

Surfaces were generated for the regolith/oxidation (logged weathering) and used to code the drill hole database, the block model and bulk density stratification. The regolith/oxidation surfaces represent the base of the oxide and base of the transitional zones. Figure 31-23 provides a typical cross section.

Site based personnel have also provided basic geological wire frames representing broad lithological boundaries modelled. Further lithological modelling by site personnel should focus on refining the lithological boundaries and identify the lithological units that may impact upon processing of the ore. While lithology is not dependant upon defining the mineralization extents of the deposit, defining lithological units

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such as hydroscopic clays and carbonaceous shales can assist in defining and understanding the metallurgical characteristics of the deposit.

A mineralization interpretation was completed based on the geological review and site visit completed by RSG Global. The interpretation captured the broad mineralization halo that encompasses the geological vein system.

The parameters applied to mineralization zone definition were as follows:-

A notional 0.3g/t Au lower cutoff.

A minimum horizontal thickness of 3m.

Consistency with the available geological interpretation.

Applying the notional 0.3g/t Au lower cutoff grade and geology criteria, 7 major mineralization domains (termed domains 110,120,130,140 (Inata North), 210, 220 (Inata Central) and 310 (Inata South)) were defined at the Inata deposit. Note that domain 140 in Inata North represents a high grade zone generated at > 5g/t Au which is entirely encompassed by domain 110. Two broad domains (termed domain 510 and 520) were defined to constrain the remaining background mineralization where the continuity of mineralization was difficult to establish. The mineralized domains were used to code both the drillhole database and block model.

Figures 31-24 to 31-27 present plan views of the drilling and the mineralization interpretation for all domains, with typical a cross section provided as Figures 31-28 to 31-30. Note the presented figures show the down dip extensions of the mineralization wireframes used to extrapolate the grade estimate for pit optimization purposes. The regions of domain extension were excluded from the resource reporting.

17.4 Statistical Analysis

The drill hole database was composited to a 2m down-hole composite interval, recording the coded geological data. The 2m composites were used for subsequent statistical, geostatistical and grade estimation investigations.

Classical statistics were generated for all domains (Figure 17-1). A high grade of 117.0g/t and 210.3g/t was noted for Domain 210 and 310 respectively. The grade distributions are typical of gold deposit of this style, and show a positive skew or near lognormal behaviour. The coefficient of variations (CV - calculated by

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dividing the standard deviation by the mean grade) are high (generally above 1) consistent with the presence of extreme grade composites that potentially require high grade cutting for grade estimation.

Figure 17-1 : Summary Statistics by Grouped Domain (2m Composites Uncut, Gold Grade (g/t))

Decription	Domain	Domain	Domain	Domain	Domain	Domain	Domain	Domain	Domain
	110	120	130	140	210	220	310	510	520
Count	2,054	491	170	207	1,601	72	620	7,390	8,428
Min	0.007	0.007	0.014	0.03	0.01	0.034	0.025	0.005	0.005
Max	22.05	18.59	5.77	27.15	117.0	12.92	210.3	25.59	17.95
Mean	1.95	1.66	0.92	8.54	1.94	1.56	1.71	0.15	0.14
Median	1.02	0.88	0.54	7.54	0.82	0.96	0.67	0.05	0.06
Std Dev	2.52	2.30	1.11	5.23	4.15	2.03	9.05	0.57	0.44
CV	1.29	1.39	1.20	0.61	2.14	1.31	5.30	3.93	3.07

The requirement for high grade cuts or caps was assessed via a number of steps to ascertain the reliability and special clustering of the high grade composites. The steps completed as part of the high grade cap assessment are summarised below:-

A review of the composite data to identify any data that deviate from the general data distribution. This was completed using histograms and log probability plots, for example, Figure 31-31 displays the log probability plot for Domain 310 and highlights the high grade cap applied. Construct and review plots comparing the contribution to the mean and standard deviation of the highest-grade composites (Figure 31-32). A visual review to allow assessment of the clustering of the higher-grade composite data.

Based on the high grade cap investigations, high grade caps were selected and applied to the composite data as shown in Figure 17-2. Little reduction in the available metal is noted for Inata North while the caps applied to Domain 310 adjust few data but impacts the mean grade significantly.

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Figure 17-2 : Summary of Upper Cuts including Pre and Post Application of High Grade Cap Sample Statistics (2m Run Length Composites - Gold Au (g/t))

Region	Domain	Pre Cap Statistics				High Grade Cap	Post Cap Statistics				% Reduc in Mean
		No Data	Mean	Std Dev	CV		Mean	Std Dev	CV	Number Data Capped
	110	2,054	1.95	2.52	1.29	no cut	1.95	2.52	1.29	0	100%
	120	491	1.66	2.30	1.39	no cut	1.66	2.30	1.39	0	100%
Inata North
	130	170	0.92	1.11	1.20	no cut	0.92	1.11	1.20	0	100%
	140	207	8.54	5.23	0.61	no cut	8.54	5.23	0.61	0	100%
	210	1,601	1.94	4.15	2.14	28.0	1.87	2.99	1.60	0	97%
Inata Central
	220	72	1.56	2.03	1.31	12.9	1.56	2.03	1.31	2	100%
Inata South	310	620	1.71	9.05	5.30	16.0	1.27	2.03	1.60	4	74%
Min. Halo Nth	510	7,390	0.15	0.57	3.93	10.0	0.14	0.45	3.15	4	97%
Min. Halo Sth	520	8,428	0.14	0.44	3.07	8.0	0.14	0.38	2.68	0	99%

In aggregate, 299 specific gravity (SG) determinations were available for review. The SG data was collected by BHP and Resolute by water immersion and core weight/volume methods. The collection method is not well documented and, as such, significant uncertainty exists as to the nature of the data. However, RSG Global believes this data to represent insitu dry bulk density data and, as such, accepted the data for the study. The final density applied to resource reporting is presented as Figure 17-3.

Figure 17-3 : Summary Statistics Bulk Density Data (reported as SG)
Classified by Regolith

Domain	Oxide	Transitional	Primary
Count	71	186	42
Specific Gravity	2.1	2.5	2.7

While RSG Global has elected to use the BHP and Resolute bulk density data, if the test sample has not been appropriately dried and sealed, moisture and voids could result in variable bulk density measurements. RSG Global has estimated that a 15% reduction for the oxide and transitional material and 5% for primary material is possible.

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The quality of the current bulk density data remains a material issue and the further collection of high confidence density data is considered essential. RSG Global recommends that drilling includes the collection of suitable spaced diamond core to allow robust density determination for all deposits. Sufficient data is required to accurately establish the density for oxide, transition and fresh material.

17.5 Variography

Variography is used to describe the spatial variability or correlation of an attribute (gold, silver, sulphur, etc). The spatial variability is traditionally measured by means of a variogram, which is generated by determining the averaged squared difference of data points at a nominated distance (h), or lag. The averaged squared difference (variogram or ﾁ (h)) for each lag distance is plotted on a bivariate plot, where the X-axis is the lag distance and the Y-axis represents the average squared differences (ﾁ (h)) for the nominated lag distance.

In this document, the term "variogram" is used as a generic word to designate the function characterising the variability of variables versus the distance between two samples. Correlograms have been used for the estimation studies completed for the Belahouro Project.

Fitted to the determined experimental variography is a series of mathematical models which, when used in the kriging algorithm, will recreate the spatial continuity observed in the variography. All variography for the resource estimation study has been based on the 2m composite grade data captured within the investigated mineralized domains.

Geostatistical software Isatis has been used to generate and model variography. The rotations are reported as inputs for grade estimation, with X (rotation around Z axis), Y (rotation around Y`) and Z (rotation around X``) axes also being referred to as the major, semi-major and minor axes respectively.

Variography was generated and modelled for all estimated mineralization domains although the Inata North mineralization (Domains 110, 120 and 130) were grouped for variography. Typically, variography was generated and modelled for the grade data and 5 indicator thresholds, generally representing the 30th, 50th, 75th 85th and 90th percentile of the data distribution.

A summary of the key aspects of the indicator variography is provided in bullet form below:-

The relative nugget (% nugget variance of the total variogram variance) for the indicator variography ranges between 30% and 48%, indicating a moderate amount of close-spaced variability. Similar relative nugget effects, ranging from 36% to 40%, are noted for the grade variography.

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Short-range structures dominate the non-nugget variance, often with a range at or less than the average drill spacing. The implication of this is that a high degree of smoothing can be expected in estimation and that estimation of small blocks will be ineffective and result in over smoothing. Overall ranges are noted to be in excess of the current drill spacing. No plunge component within the mineralized envelopes was identified for any domains.

The modelled variography is consistent with both the geological modelling and the style of mineralization. Increased nugget effects and reduced ranges have been fitted for the higher grade indicator thresholds. The indicator variogram models are presented as Figure 17-4.

Figure 17-4 : Gold Variogram Models- Inata

Domain	Indicator		Rotation			Structure 1				Structure 2
	Thresh.		z	y	x	Sill	Range			Sill	Range
	or Type	Nugget	rotn	rotn	rotn	1	X	Y	Z	2	X	Y	Z
110/120/130/140	Au	0.40	05	0	70	0.41	42	25	11	0.19	110	70	26
	0.59	0.42	05	0	70	0.40	45	34	12	0.18	120	95	22
	1.27	0.42	05	0	70	0.40	40	31	10	0.18	105	85	22
	2.56	0.45	05	0	70	0.38	40	30	10	0.17	90	70	22
	5.16	0.45	05	0	70	0.38	35	26	9	0.17	80	60	18
	8.49	0.48	05	0	70	0.36	30	22	8	0.16	70	50	18
220/230/510/520	Au	0.38	15	0	70	0.39	30	35	9	0.23	50	80	13
	0.45	0.36	15	0	70	0.41	35	28	14	0.23	85	90	22
	0.84	0.38	15	0	70	0.41	35	28	13	0.21	85	90	21
	1.74	0.38	15	0	70	0.41	35	24	13	0.21	85	90	21
	3.44	0.40	15	0	70	0.39	30	20	10	0.21	65	75	17
	7.44	0.48	15	0	70	0.38	15	14	4	0.16	45	47	7
310	Au	0.36	05	0	70	0.46	35	28	14	0.18	85	80	22
	0.41	0.38	05	0	70	0.45	50	32	14	0.17	110	80	26
	0.67	0.38	05	0	70	0.45	50	28	14	0.17	110	60	26
	1.15	0.40	05	0	70	0.43	45	28	14	0.17	100	60	26
	2.10	0.42	05	0	70	0.41	45	24	12	0.17	70	50	20
	4.27	0.44	05	0	70	0.41	30	20	8	0.15	55	40	14

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17.6 Block Model Development

A three dimensional block model was generated to enable grade estimation. The selected block size was based on the geometry of the domain interpretation and the data configuration. A parent block size of 15mE x 25mN x 5mRL was selected with sub-blocking to a 3.75m E x 6.25m N x 1.25m RL cell size to improve volume representation of the interpreted wireframe models.

The block model construction parameters are displayed in Figure 17-5.

Figure 17-5 : Block Model Parameters

Description	East	North	Elevation
Origin	682300	1585200	50
Extent (m)	1100	4300	300
Parent Block size (m)	15	25	5
Sub-Block Size (m)	3. 75	6.25	1.25
Number of Blocks (parent)	60	71	90

The mineralization domain and regolith was coded to the block model for tonnage reporting. The mean bulk density, sub-divided by regolith, was applied to the block model for tonnage reporting, as summarised below:-

Oxide 2.1 t/m3
Transitional 2.5t/m3
Primary 2.7t/m3

Sufficient variables were included in the block model construction to enable grade estimation and reporting.

17.7 Grade Estimation

MIK was applied to grade estimation at Belahouro. All grade estimation was completed in the mining package Vulcan using the GSLib geostatistical software. MIK is considered a robust estimation method for grade estimates for gold deposits such as Inata when adequate consideration is given to restricting the influence of high-grade data. MIK grade estimation, with change of support, has been applied to produce recovered gold estimates targeting a selective mining unit (SMU) of 5m E x 10m N x 5m RL.

Panel estimates have been generated based on the parent block dimension, with the SMU emulation accomplished via an indirect lognormal change of support. Comparison of the SMU estimates with a global

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change of support generated using the discrete gaussian model, formed part of the resource estimate validation process.

The sample search parameters applied to the MIK were derived by various trials and included interactive testing of randomly selected blocks. The search neighbourhood testing included a review and optimization in respect to the collection of sufficient data to ensure robust estimation but minimization of negative kriging weights, which in the context of MIK, are considered sub-optimum. Relatively restricted sample searches were applied to limit smoothing, however the majority of the interpreted domains blocks are estimated in the first sample search.

A consistent two-pass sample search approach was applied. Search orientations and passes are described in Figure 17-6. The variance adjustment factors, used to produce the selective mining estimates, are provided as Figure 17-7.

Based on an extensive visual review completed in conjunction with statistical checks, RSG Global considers that the Inata resource estimate is globally robust, but is locally (on a block-by-block basis) of lower confidence, due to the identified moderate short-scale variability.

Figure 17-6 : Sample Search Criteria

Parameter		Sample Search Orientation			Simple Search			Sample
ID	Description	Major	Semi-	Minor	Major	Semi-	Minor	Min	Max	Max /
			Major			Major				DH
Nth110	Domain 110 Pass 1
		5	0	70	60	40	30	24	36	6
	Domain 110 Pass 2
		5	0	70	120	80	60	12	36	6
Nth120	Domain 120 Pass 1
		5	0	70	60	40	30	24	36	6
	Domain 120 Pass 2
		5	0	70	120	80	60	12	36	6
Nth130	Domain 130 Pass 1
		5	0	70	60	40	30	24	36	6
	Domain 130 Pass 2
		5	0	70	120	80	60	12	36	6
Nth140	Domain 130 Pass 1
		5	0	70	60	40	30	24	36	6
	Domain 130 Pass 2
		5	0	70	120	80	60	12	36	6
Cen210	Domain 210 Pass 1
		15	0	70	60	40	30	24	36	6

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Parameter		Sample Search Orientation			Simple Search			Sample
ID	Description	Major	Semi-	Minor	Major	Semi-	Minor	Min	Max	Max /
			Major			Major				DH
	Domain 210
	Pass 2	15	0	70	120	80	60	12	36	6
Cen220	Domain 220
	Pass 1	15	0	70	60	40	30	24	36	6
	Domain 220
	Pass 2	15	0	70	120	80	60	12	36	6
Sth210	Domain 310
	Pass 1	5	0	70	60	40	30	24	36	6
	Domain 310
	Pass 2	5	0	70	120	80	60	12	36	6
Sth210	Domain 310
	Pass 1	5	0	70	60	40	30	24	36	6
	Domain 310
	Pass 2	5	0	70	120	80	60	12	36	6
Halo510	Domain 510
	Pass 1	5	0	70	60	40	30	24	36	6
	Domain 510
	Pass 2	5	0	70	120	80	60	12	36	6
Halo520	Domain 520
	Pass 1	5	0	70	60	40	30	24	36	6
	Domain 520
	Pass 2	5	0	70	120	80	60	12	36	6

Figure 17-7 : Change of support Parameters - emulating a 5mE x 10mN x 5mRL SMU

Region	Domain	Variance Adjustment Factor
Inata North	110	0.11
	120	0.08
	130	0.19
	140	0.11
Inata Central	210	0.15
	220	0.27
Inata South	330	0.32
Halo 510	510	0.03
Halo 520	520	0.09

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17.8 Resource Classification

The Resource Statement has been prepared and reported in accordance with Canadian National Instrument 43-101. The resource estimate has been classified as an Indicated and Inferred Mineral Resource based on the confidence of the input data, geological interpretation, and grade estimation. This is summarised in Figure 17-8 as confidence levels of key criteria.

Figure 17-8 : Inata Deposit - Confidence Levels of Key Criteria

Items	Discussion	Confidence
Drilling Techniques	Diamond/RC - Industry Standard approach	Moderate/High
Logging

Standard nomenclature has been adopted but not used in entire database. Independent assessments and recommendations have been completed by RSG Global that identifies the requirement for detailed logging of oxidation and weathering.

Moderate
Drill Sample Recovery

Recoveries are not recorded in database. RSG Global site visit indicates recoveries achieved in diamond drilling is below industry standards. Visual review by RSG Global suggests RC recoveries are of high standard.

Moderate
Sub-sampling Techniques and Sample Preparation	DDH drilling sampled in selective intervals. RC sampling conducted by industry standard techniques.	Moderate/High
Quality of Assay Data	Quality control procedures available and reviewed in site visit by RSG Global and considered to be of industry standard.	Moderate/High
Verification of Sampling and Assaying	Assessment of sampling and assaying been completed by RSG Global site review and has recommended and implemented new procedures.	Moderate/High
Location of Sampling Points	Survey of all collars conducted with accurate survey equipment. Investigation of downhole survey indicates appropriate behaviours.	Moderate
Data Density and Distribution	Majority of regions defined on a notional 50mE x 25mN drill spacing. Drilling required at a 25mE x 25mN pattern for high confidence resource estimation	Moderate/High
Audits or Reviews	Data collection assessed by RSG Global site review and Cavey(2004).	NA
Database Integrity	Checking against original assay certificates completed by RSG Global. Checks indicate acceptable correlation with database	Moderate/High
Geological Interpretation

Weathering (regolith) interpretation is considered preliminary with more uncertainty associated with top of fresh rock. The broad mineralisation constraints are considered robust and moderate confidence.

Low to moderate
Estimation and Modelling Techniques	Multiple Indicator Kriging	Moderate-High

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Items	Discussion	Confidence
Cutoff Grades	MIK is independent of cutoff grade although the mineralisation constraints were based on a notional 0.3g/t Au lower cutoff grade.	Moderate-High
Mining Factors or Assumptions	A 5mE x 10mN x 5mRL SMU replicated for gold.	Moderate
Metallurgical Factors or Assumptions	Not applied	NA
Tonnage Factors (Insitu Bulk Densities)	Localised data collected as specific gravity determinations. Industry standard methodologies recommended by RSG Global during site visit.	Moderate

Based on the confidence criteria, a series of wireframe solids were generated to allow coding of the block model as a combination of Indicated Resource (resclass = 2) and Inferred Resource (resclass = 3). These wireframe solids were primarily based upon drill density and geological continuity of the orebody. All estimated blocks falling outside the resource categorization solids were excluded from resource reporting.

17.9 Resource Statement

The Resource Statement has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000.

Figure 17-9 below provides a summary of the Indata deposits Mineral Resources estimated by RSG Global, as at 30 September 2005. The resources are subdivided by cutoff grade and resource category.

Figure 17-9 : Grade Tonnage Report - Multiple Indicator Kriging
(Selective Mining Unit 5mEx10mNx5mRL 30th September 2005)

Cut - off		Indicated			Inferred
Grade	Tonnage (Kt)	Au g/t	K ozs	Tonnage (Kt)	Au g/t	K ozs
0.4	15,836	1.9	945	5,593	1.3	236
0.5	15,043	1.9	933	4,869	1.4	226
0.7	13,121	2.1	895	3,923	1.6	207
1.0	10,297	2.5	818	2,811	2.0	177
1.5	6,964	3.1	686	1,600	2.5	129

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It is recommended that a cut off of 0.5g/t Au be selected for reporting purposes. The resource model reported by regolith/oxidation sub-division is summarised in Figure 17-10.

Figure 17-10 : Grade Tonnage Distribution Subdivided by N43-101 Resource Categories
Selective Mining Unit Estimate for 5mEx10mNx5mRL Size Blocks by Multiple Indicator Kriging with Indirect Log-normal Correction

Resource	Cutoff	Saprolite			Transitional			Primary			Total
Category	Grade	Tonnes	Au		Tonnes	Au		Tonnes	Au		Tonnes	Au
(N43-101)	(Au g/t)	(x1000)	g/t	kOz	(x1000)	g/t	kOz	(x1000)	g/t	kOz	(x1000)	g/t	KOz
Indicated	0.4	11,286	1.9	684	2,448	1.8	144	2,103	1.7	117	15,836	1.9	945
	0.5	10,740	2.0	675	2,320	1.9	142	1,983	1.8	115	15,043	1.9	933
	0.7	9,372	2.2	648	2,020	2.1	136	1,729	2.0	110	13,121	2.1	895
	1.0	7,376	2.5	593	1,583	2.4	124	1,338	2.3	100	10,297	2.5	818
Inferred	0.4	1,165	0.9	34	662	1.4	29	3,766	1.4	173	5,593	1.3	236
	0.5	776	1.1	28	572	1.5	28	3,522	1.5	170	4,869	1.4	226
	0.7	482	1.4	22	468	1.7	26	2,973	1.7	159	3,923	1.6	207
	1.0	305	1.7	17	345	2.0	23	2,160	2.0	137	2,811	2.0	177

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18         MINING OPERATIONS

18.1 Mining Methods

Two scenario's were considered for this evaluation:-

An owner operated mining fleet, the costs for this was provided by Goldbelt Resources and was felt by RSG Global to be some 15% too low but well within the scope of this evaluation.

A contract mining scenario was assumed for this mining study, using RSG Global's in-house cost database for similar sized and current mining projects in Burkina Faso.

18.2 Open Pit Optimization and Parameters

Pit optimization studies have been undertaken using the resource models as developed by RSG Global as the basis for pit optimization.

Pit optimizations were carried out for the Inata deposits only and the Whittle Four-X pit optimization software package was used.

The Project economics were assessed for 3 different stand alone Carbon in Leach ("CIL") as well as 3 different stand alone Heap Leach ("HL") mill throughputs, namely 1.0Mtpa, 1.5Mtpa and 2.0Mtpa. In addition a CIL and Heap Leach ("HL") combined scenario was investigated.

18.2.1 Whittle Pit Optimization Model Construction

The Whittle Four-X model development was carried out in Vulcan.

Whittle Four-X deals with the amount of metal in a block, not grade. Knowing the tonnage and the metal in a block, Whittle Four-X can calculate the grade of a block. To that end the metal content of a block was calculated using the grade estimate derived from the MIK resource estimate.

In order to capture the low grade material, the Whittle Four-X model was developed using incremental ore parcels where the ore tonnage and metal content in a block was separated into the following grade ranges:-

0.5 - 0.7g/t Au
0.7 - 0.9g/t Au

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>0.9g/t Au

Appendix 1 provides a detailed summary of the Whittle Four-X model development

18.2.2 Dilution and Mining Recovery Factors

No mining dilution was added into the pit optimization as the MIK grade estimation technique inherently incorporates dilution.

The mining recovery was set at 97%.

18.2.3 Whittle Four-X Input Parameters

All references to monetary values are denominated in United States of America dollars, unless specifically stated otherwise.

The input parameters that were adopted for the pit optimization cover a wide range of disciplines and as a result a number of specialists have been involved in determining these parameters. The principal input parameters used in the pit optimization and the specialists responsible for determining these parameters are listed in Figure 18-1.

The pit wall slope parameters that were determined for the Belahouro Gold Project were based on geotechnical report from George, Orr and Associates. The pit wall slope parameters were subdivided by weathering type.

In summary, the overall slope angles adopted for the pit optimization were as follows:-

Oxide             380

Transition     500

Primary          500

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Figure 18-1 : Source of Main Input Parameters

Input Parameter	Source
Commodity price	Goldbelt
Owner Operated Mining Costs	Goldbelt
Contract Mining Costs	RSG Global's in-house cost database
Owner's mining associated costs	RSG Global's in-house cost database
Metallurgical and Processing	GBM
General and Administration cost	GBM, Goldbelt
Geotechnical	George, Orr and Associates
Governmental	Goldbelt

Details of the abovementioned parameters are provided below.

18.2.4 Commodity Price

A flat gold price of $450/ounce Au was adopted for the Belahouro Gold Project.

18.2.5 Mining Costs

18.2.5.1 Contract Mining Scenario

All contract mining related costs used in the pit optimization were based on RSG Global's in-house cost database for similar sized and current mining projects in Burkina Faso.

They include contract mining, mine supervision, grade control, dewatering and crusher feed costs.

Appendix 2 contains further detail on the mining costs and a summary of the principal costs associated with mining are shown in Figure 18-2

Figure 18-2 : Summary Mining Operating Costs

Item	Unit	Value
Average waste mining cost	$/t	1.97
Average ore mining cost	$/t	2.09
Mine supervision and overheads	M$/yr	1.19
De-watering	M$/yr	0.05
Rehabilitation	$/t ore	0.10

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Item	Unit	Value
Average grade control	$/t ore	0.21
Crusher feed (based on 40 rehandle @ $0.35/t)	$/t ore	0.14

Grade control costs were based on a RC drilling rate of $12.00 per meter and assaying cost of $6.00 per assay.

Crusher feed costs were based on a unit rate of $0.35/t of ore, assuming 40% rehandle and the balance being direct feed to the crusher.

18.2.5.2 Owner Mining Scenario

Goldbelt provided RSG Global with the mining costs for an owner mining case. The mining costs supplied were $1.45/t for waste mining and $1.75/t for ore mining.

RSG Global believes that the mining costs are optimistic by 10% to 15%, however, these costs are considered to be within the accuracy of this study.

In addition, Goldbelt reduced the mine supervision cost from $1.19/t to $1.00/t.

With regards to an owner mining scenario, Goldbelt requested RSG Global to provide an indicative estimate of the main production mining fleet required for a 1Mtpa mining operation at Belahouro.

Based on RSG Global's in-house cost database RSG Global believes that the capital expenditure for such a fleet would be in the order of $10 million to $12 million. Figure 18-3 provides a summary of a typical main production mining fleet envisaged for a 1Mtpa CIL operation at Belahouro.

Figure 18-3 : Summary Notional Mining Fleet

Equipment Type	Capacity	Number
Excavator	80t - 120t	2
Haul truck	60t - 90t	9
Drill rig	115mm - 140mm	3
FEL	230kW - 350kW	1
Track dozer	230kW - 300kW	2
Grader	120kW - 160kW	1
Water truck	40kl	1

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In addition, various miscellaneous equipment would be required e.g. service trucks, fuel/lube trucks, light vehicles, crane, tyre handler, shift buses, lighting plants etc

18.2.6 Pit Optimization for CIL and Heap Leach

The Figure 18-4 represents the pit optimization parameters for various tonnage throughputs and for CIL process or a combination of Heap Leach and CIL.

Figure 18-4 : Pit Optimisation Options (Summary Whittle Four-X Input Parameters)

Item	Unit	CIL Only				HL Only						CIL and HL Combined 1
		Owner	Contract Mining			No Agg[3]			With Agg [4]			No Agg		With Agg
		Mining [2]
Mill throughput	Mtpa	1.0	1.0	1.5	2.0	1.0	1.5	2.0	1.0	1.5	2.0	1.0	1.0	1.0	1.0
Gold Price	$/oz	450	450	450	450	450	450	450	450	450	450	450	450	450	450
State government royalty	%	2.5	3	3	3	3	3	3	3	3	3	3	3	3	3
Processing - Oxide cost	$/t	6.33	6.93	6.27	6.31	1.22	0.98	0.86	3.02	2.77	2.65	6.93	3.28	6.93	5.08
- Transition	milled	6.90	7.40	6.86	7.35	1.22	0.98	0.86	3.02	2.77	2.65	7.40	3.28	7.40	5.08
- Primary		6.80	7.40	6.86	7.35	1.22	0.98	0.86	3.02	2.77	2.65	7.40	3.28	7.40	5.08
General & Administration	M$/Yr	3.10	3.34	3.34	3.34	1.53	1.42	1.46	1.53	1.42	1.46	3.34	0.0	3.34	0.0
Average mining cost	$/t mined	1.49	1.99	1.99	2.05	1.92	1.92	1.92	1.91	1.91	1.92	1.99	1.99	1.99	1.99
Mine supervision	M$/Yr	1.00	1.19	1.19	1.19	1.19	1.19	1.19	1.19	1.19	1.19	1.19	1.19	1.19	1.19
Grade control	$/t ore	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21
Crusher Feed (40% rehandle at $0.35/t)	$/t ore	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14
Rehabilitation	$/t ore	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Dewatering	M$/Yr	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05
Processing - Oxide		95	95	95	95	58	58	58	58	58	58	95	58	95	58
recovery - Transition	%	90	85	85	85	58	58	58	58	58	58	85	58	85	58
- Primary		90	83	83	83	58	58	58	58	58	58	83	58	83	58
Mining dilution added [5]	%	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mining recovery	%	97	97	97	97	97	97	97	97	97	97	97	97	97	97
Overall pit wall slope angle (incl of a ramp system)	degrees	38-50	34 45	34-45	34-45	34-45	34-45	34-45	34 45	34-45	34-45	34-45	34-45	34-45	34-45
Cutoff - Oxide	g/t	0.8	0.9	0.7	0.7	0.6	0.4	0.3	0.8	0.6	0.6	0.9	0.5	0.9	0.7

____________________________________
1 For the CIL / HL combined scenario it was assumed that the CIL operation carried 100% of the 'fixed' costs, namely G&A cost mine supervision and de-watering.
2 All scenarios except for the owner mining scenario were carried out from Jul to Oct 05 and assumed contract mining. The owner mining scenario was carried out in Nov 05 and included updated metallurgical and geotechnical parameters
3 Heap leach without agglomeration
4 Heap leach with agglomeration
5 No mining dilution was added as the MIK grade estimation technique inherently incorporates dilution.

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Item	Unit	CIL Only				HL Only						CIL and HL Combined 1
		Owner	Contract Mining			No Agg[3]			With Agg [4]			No Agg		With Agg
		Mining [2]
- Transition		0.9	1.1	0.9	0.9	0.6	0.4	0.3	0.8	0.6	0.6	1.1	0.5	1.1	0.7
- Primary		0.9	1.4	0.9	0.9	0.6	0.4	0.3	0.8	0.6	0.6	1.1	0.5	1.1	0.7

A summary of the pit optimizations results, based on the total resource and the maximum undiscounted operating cash flow, is provided in table 18-5 below.

Figure 18-5 : Summary of Pit Optimisation Results

		CIL Only				HL Only						CIL and HL Combined
Item	Unit	Owner Mining [1]	Contract Mining			No Agglomeration			With Agglomeration
												HL(N) [2]	HL(A) [3]
Throughput	Mtpa	1.0	1.0	1.5	2.0	1.0	1.5	2.0	1.0	1.5	2.0	1.0 / 1.0	1.0 / 1.0
Base of pit	mRL	155	200	200	180	235	230	230	235	235	235	200	200
Total material	Mt	46.5	20.5	23.2	30.1	13.0	15.3	15.8	10.8	12.2	13.0	21.8	20.6
Waste	Mt	39.9	16.7	18.7	24.9	9.3	11.2	11.5	7.8	8.8	9.4	17.0	16.5
Strip ratio	w:o	6.0	4.4	4.1	4.8	2.5	2.7	2.7	2.6	2.6	2.5	3.6	4.0
Mill Feed	Mt	6.6	3.8	4.5	5.2	3.7	4.1	4.2	3.0	3.4	3.7	2.6 / 1.3	3.7 / 0.4
Grade	g/t	2.7	2.8	2.6	2.6	2.4	2.4	2.3	2.7	2.6	2.4	3.0 / 1.0	2.8 / 0.9
Recovered gold	Koz	539	324	355	406	167	181	184	149	160	167	335	329

___________________________________
1 Includes updated metallurgical and geotechnical parameters derived from preliminary 2005 testwork.
2 Heap leach without agglomeration
3 Heap leach with agglomeration

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18.3 Pit Optimization

18.3.1 Pit Optimization Setup

The pit optimizations were carried out for a wide range of Au prices, from as low as $225/oz to a maximum of $900/oz. Figures 18-6 & 18.7, display the pit size in relationship to the gold price for the 3 CIL scenarios, namely 1.0Mtpa, 1.5Mtpa and 2.0Mtpa mill throughput, are displayed, as well as the 1Mtpa CIL and 1.0Mtpa HL combined scenario, for the pit optimization based on the total resources.

Figure 18-6 : Au Price vs Mill Feed -CIL Standalone Scenarios

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Figure 18-7 : Au Price vs Mill Feed -HL Standalone and CIL & HL Combined Scenarios Based on Total resources

Au Price vs Mill Feed - Based on Total Resources

1.0Mtpa HL – No Agglomeration

1.5Mtpa HL – No Agglomeration

2.0Mtpa HL – No Agglomeration

1.0Mtpa HL – With Agglomeration

1.5Mtpa HL – With Agglomeration

2.0Mtpa HL – With Agglomeration

1.0Mtpa CIL and 1.0Mtpa HL Combined

The Whittle Four-X financial analysis was carried out using the following base assumptions and parameters:-

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Mill throughput         As applicable, 1.0Mtpa, 1.5Mtpa or 2.0Mtpa.

Mill limiting                 i.e., sufficient waste is removed each period to enable the required milling rate to be maintained.

Discount rate              10%.

Base case Au price     $450/oz.

Three cashflows were produced for each analysis:-

Undiscounted Operating Cashflow.

Best Case Discounted Operating Cashflow where each incremental pit is removed prior to advancing to the next adjacent incremental pit. The cashflow schedule is the equivalent of multiple pushbacks. Worst Case Discounted Operating Cashflow - Each bench is mined out prior to moving to the next bench, using the optimization block height as the default bench height. The cashflow schedule is the equivalent of top down 'flat' mining.

An actual mining schedule will most likely lie between the two extremes of Worst Case and Best Case as described above.

The cashflows, as described above, are exclusive of any capital expenditure or Project start-up costs and should be used for pit optimization comparison purposes only. No Net Present Value (NPV) can be derived from these cashflows.

18.4 Pit Optimization Results

Except for the 1.0Mtpa CIL Scenario which was assessed for both contract mining and owner operated mining, all other pit optimisation results described in this section assume a contract mining scenario.

18.4.1 Scenarios

18.4.1.1 1.0 Mtpa Mill Throughput Rate November 2005 Parameters

Based on the total resources and at an Au price of $450/oz the optimum pit shell, based on the maximum undiscounted cash flow, is pit shell 21. Pit shell 26 however contains some 6.6 million tonnes of ore at a grade of 2.7g/t Au, for approximately 539,000 ounces of recovered Au metal. Some 39.9 million tonnes of waste are contained within the pit shell with a stripping ratio of 6.0:1. The undiscounted operating cashflow,

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exclusive of capital and start up costs, is $94 million. The Worst Case discounted cashflow is $61 million, whilst the Best Case discounted cashflow is $73 million.

To ascertain the likely discounted cashflow derived from a realistic mine production schedule, the average discounted schedule was calculated out at $67 million.

The cash operating cost derived from the pit optimization is $275/oz.

Appendix 3 contains a detailed summary of the 1.0Mtpa CIL and owner operated mining pit optimisation results that incorporate the preliminary results of the 2005 metallurgical and geotechnical testwork.

18.4.1.2 1.0 Mtpa Throughput Rate- Contract Mining

Based on the total resources and at a Au price of $450/oz the optimum pit shell, based on the maximum undiscounted cash flow, is pit shell 21. Pit shell 21 contains some 3.8 million tonnes of ore at a grade of 2.8g/t Au, for approximately 324,000 ounces of recovered Au metal. Some 16.7 million tonnes of waste are contained within the pit shell with a stripping ratio of 4.4:1. The undiscounted operating cashflow, exclusive of capital and start up costs, is $55 million. The Worst Case discounted cashflow is $42 million, whilst the Best Case discounted cashflow is $47 million.

To ascertain the likely discounted cashflow derived from a realistic mine production schedule, the average discounted cashflow was calculated and is $44 million.

The cash operating cost derived from the pit optimisation is $279/oz.

Appendix 4 contains a detailed summary of the 1.0Mtpa CIL pit optimisation results

18.4.1.3 1.5 Mtpa Mill Throughput Rate

Based on the total resources and at a Au price of $450/oz the optimum pit shell, based on the maximum undiscounted cash flow, is pit shell 21. Pit shell 21 contains some 4.5 million tonnes of ore at a grade of 2.6g/t Au, for approximately 355,000 ounces of recovered Au metal. Some 18.7 million tonnes of waste are contained within the pit shell with a stripping ratio of 4.1:1. The undiscounted operating cashflow, exclusive of capital and start up costs, is $64 million. The worst case discounted cashflow is$52 million, whilst the best case discounted cashflow is $55million.

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To ascertain the likely discounted cashflow derived from a realistic mine production schedule, the average discounted cashflow was calculated and is $53 million.

The cash operating cost derived from the pit optimization is $269/oz.

Appendix 5 contains a detailed summary of the 1.5Mtpa CIL pit optimization results.

18.4.1.4 2.0 Mtpa Mill Throughput Rate

Based on the total resources and at a Au price of $450/oz the optimum pit shell, based on the maximum undiscounted cash flow, is pit shell 21. Pit shell 21 contains some 5.2 million tonnes of ore at a grade of 2.6g/t Au, for approximately 406,000 ounces of recovered Au metal. Some 24.9 million tonnes of waste are contained within the pit shell with a stripping ratio of 4.8:1. The undiscounted operating cashflow, exclusive of capital and start up costs, is $68 million. The worst case discounted cashflow is$56 million, whilst the best case discounted cashflow is $60million.

To ascertain the likely discounted cashflow derived from a realistic mine production schedule, the average discounted cashflow was calculated and is $58 million.

The cash operating cost derived from the pit optimization is $283/oz.

Appendix 6 contains a detailed summary of the 2.0Mtpa CIL pit optimization results.

18.4.2 HL Only

18.4.2.1 1.0Mtpa Throughput Rate - No Agglomeration

Based on the total resources and at a Au price of $450/oz the optimum pit shell, based on the maximum undiscounted cash flow, is pit shell 21. Pit shell 21 contains some 3.7 million tonnes of ore at a grade of 2.4g/t Au, for approximately 167,000 ounces of recovered Au metal. Some 9.3 million tonnes of waste are contained within the pit shell with a stripping ratio of 2.5:1. The undiscounted operating cashflow, exclusive of capital and start up costs, is $31.7 million. The Worst Case discounted cashflow is $24.5 million, whilst the Best Case discounted cashflow is $26.5 million.

To ascertain the likely discounted cashflow derived from a realistic mine production schedule, the average discounted cashflow was calculated and is $25.5 million.

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The cash operating cost derived from the pit optimisation is $261/oz.

Appendix 7 contains a detailed summary of the 1.0Mtpa HL only - No Agglomeration pit optimisation results.

18.4.2.2 1.0Mtpa Throughput Rate - With Agglomeration

Based on the total resources and at a Au price of $450/oz the optimum pit shell, based on the maximum undiscounted cash flow, is pit shell 21. Pit shell 21 contains some 3.0 million tonnes of ore at a grade of 2.7g/t Au, for approximately 149,000 ounces of recovered Au metal. Some 7.8 million tonnes of waste are contained within the pit shell with a stripping ratio of 2.6:1. The undiscounted operating cashflow, exclusive of capital and start up costs, is $25.8 million. The Worst Case discounted cashflow is $20.7 million, whilst the Best Case discounted cashflow is $22.2 million.

To ascertain the likely discounted cashflow derived from a realistic mine production schedule, the average discounted cashflow was calculated and is $21.5 million.

The cash operating cost derived from the pit optimisation is $277/oz.

Appendix 8 contains a detailed summary of the 1.0Mtpa HL only - With Agglomeration pit optimisation results.

18.4.2.3 1.5 Mtpa Throughput Rate - No Agglomeration

Based on the total resources and at a Au price of $450/oz the optimum pit shell, based on the maximum undiscounted cash flow, is pit shell 21. Pit shell 21 contains some 4.1 million tonnes of ore at a grade of 2.4g/t Au, for approximately 181,000 ounces of recovered Au metal. Some 11.2 million tonnes of waste are contained within the pit shell with a stripping ratio of 2.7:1. The undiscounted operating cashflow, exclusive of capital and start up costs, is $36.5 million. The Worst Case discounted cashflow is $29.8 million, whilst the Best Case discounted cashflow is $31.5 million.

To ascertain the likely discounted cashflow derived from a realistic mine production schedule, the average discounted cashflow was calculated and is $30.7 million.

The cash operating cost derived from the pit optimisation is $249/oz.

Project Report
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Appendix 9 contains a detailed summary of the 1.5Mtpa HL only - No Agglomeration pit optimisation results.

18.4.2.4 1.5 Mtpa Throughput Rate - With Agglomeration

Based on the total resources and at a Au price of $450/oz the optimum pit shell, based on the maximum undiscounted cash flow, is pit shell 21. Pit shell 21 contains some 3.4 million tonnes of ore at a grade of 2.6g/t Au, for approximately 160,000 ounces of recovered Au metal. Some 8.8 million tonnes of waste are contained within the pit shell with a stripping ratio of 2.6:1. The undiscounted operating cashflow, exclusive of capital and start up costs, is $29.7 million. The Worst Case discounted cashflow is $25.1 million, whilst the Best Case discounted cashflow is $26.1 million.

To ascertain the likely discounted cashflow derived from a realistic mine production schedule, the average discounted cashflow was calculated and is $25.6 million.

The cash operating cost derived from the pit optimisation is $264/oz.

Appendix 10 contains a detailed summary of the 1.5Mtpa HL only - With Agglomeration pit optimisation results.

18.4.2.5 2.0 Mtpa Throughput Rate - No Agglomeration

Based on the total resources and at a Au price of $450/oz the optimum pit shell, based on the maximum undiscounted cash flow, is pit shell 21. Pit shell 21 contains some 4.2 million tonnes of ore at a grade of 2.3g/t Au, for approximately 184,000 ounces of recovered Au metal. Some 11.5 million tonnes of waste are contained within the pit shell with a stripping ratio of 2.7:1. The undiscounted operating cashflow, exclusive of capital and start up costs, is $38.7 million. The Worst Case discounted cashflow is $32.9 million, whilst the Best Case discounted cashflow is $34.4 million.

To ascertain the likely discounted cashflow derived from a realistic mine production schedule, the average discounted cashflow was calculated and is $33.6 million.

The cash operating cost derived from the pit optimisation is $240/oz.

Appendix 11 contains a detailed summary of the 2.0Mtpa HL only - No Agglomeration pit optimisation results.

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18.4.2.6 2.0 Mtpa Throughput Rate - With Agglomeration

Based on the total resources and at a Au price of $450/oz the optimum pit shell, based on the maximum undiscounted cash flow, is pit shell 21. Pit shell 21 contains some 3.7 million tonnes of ore at a grade of 2.4g/t Au, for approximately 167,000 ounces of recovered Au metal. Some 9.4 million tonnes of waste are contained within the pit shell with a stripping ratio of 2.5:1. The undiscounted operating cashflow, exclusive of capital and start up costs, is $31.6 million. The Worst Case discounted cashflow is $27.3 million, whilst the Best Case discounted cashflow is $28.2 million.

To ascertain the likely discounted cashflow derived from a realistic mine production schedule, the average discounted cashflow was calculated and is $27.86 million.

The cash operating cost derived from the pit optimisation is $261/oz.

Appendix 12 contains a detailed summary of the 2.0Mtpa HL only - With Agglomeration pit optimisation results.

18.4.3 CIL plus HL Combined Scenario

18.4.3.1 1.0 Mtpa CIL and 1.0Mtpa HL Throughput Rate - Excluding HL Agglomeration

Based on the total resources and at a Au price of $450/oz the optimum pit shell, based on the maximum undiscounted cash flow, is pit shell 21. Pit shell 21 contains the following mill feed tonnes:-

CIL 3.4Mt @ 3.0g/t for 310,000oz of recovered gold.

HL 1.3Mt @ 1.0g/t for 25,000oz of recovered gold.

This equates to a total of 335,000 oz of recovered gold.

Some 17.0 million tonnes of waste are contained within the pit shell with a stripping ratio of 3.6:1. The undiscounted operating cashflow, exclusive of capital and start up costs, is $57 million. The Worst Case discounted cashflow is $45 million, whilst the Best Case discounted cashflow is $48 million.

To ascertain the likely discounted cashflow derived from a realistic mine production schedule, the average discounted cashflow was calculated and is $47 million.

The cash operating cost derived from the pit optimization is $280/oz.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Appendix 13 contains a detailed summary of the 1.0Mtpa CIL plus 1.0Mtpa HL - No agglomeration pit optimization results.

18.4.3.2 1.0Mtpa CIL and 1.0Mtpa HL Throughput Rate - Including HL Agglomeration

Based on the total resources and at a Au price of $450/oz the optimum pit shell, based on the maximum undiscounted cash flow, is pit shell 21. Pit shell 21 contains the following mill feed tonnes:-

CIL 3.7Mt @ 2.8g/t for 322,000oz of recovered gold.

HL 0.4Mt @ 0.9g/t for 7,000oz of recovered gold.

This equates to a total of 329,000 oz of recovered gold.

Some 16.5 million tonnes of waste are contained within the pit shell with a stripping ratio of 4.0:1. The undiscounted operating cashflow, exclusive of capital and start up costs, is $56 million. The Worst Case discounted cashflow is $43 million, whilst the Best Case discounted cashflow is $47 million.

To ascertain the likely discounted cashflow derived from a realistic mine production schedule, the average discounted cashflow was calculated and is $45 million.

The cash operating cost derived from the pit optimization is $281/oz.

Appendix 14 contains a detailed summary of the 1.0Mtpa CIL plus 1.0Mtpa HL - Including HL agglomeration pit optimization results.

18.5 Whittle Four-X Sensitivity Analysis

For the CIL scenarios the following sensitivity analysis was carried out:-

Gold price

Resource categorization

Pit Slopes

For the HL scenario a HL recovery of 83% was assessed, whereby the 'fixed' costs were evenly split between the CIL and HL operation. The 'fixed' costs comprised G&A costs, mine supervision and de-watering.

The results of the sensitivity analysis for the CIL scenarios are summarised in Figure 18-8, whilst Figure

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18-9 provides a summary of the sensitivity analysis that was carried out for the CIL plus HL combined scenario.

The sensitivity analysis showed that a $50/oz (11%) change in gold price results in an approximate 27% change in the undiscounted operating cashflow.

Increasing the overall pit wall slope angle for oxide, from 38º to 45º resulted in a 4% decrease in the cash cost. It is noted that, with the current resource model, the pit shells do not materially extend into the primary rock and thence increasing the overall pit wall slopes for primary rock does not have a materially impact on the optimum pit shell.

The pit optimisation based on the Indicated resources only generated similar results to the pit optimisations based on the total resource.

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Figure 18-8 : Summary Pit Optimisation Results CIL Scenarios
					Mill Feed		Au Metal		Operating Cashflow [1]				Cashcost	Avg.
	Base	Total	Waste	Strip	Tonnes	Grade	Insitu	Rec	Undisc.	Discounted @ 10%				Mining
Description	of Pit	Material		Ratio						Worst	Best	Avg.		Cost
	mRL	Mt	Mt	w:o	Mt	g/t	koz		$M				$/oz	$/t
1.0Mtpa CIL Owner Mining Scenario, based on November 2005 Revised Metallurgical and Geotechnical Parameters - Total Resource, including Inferred
Au @ $450/oz (Base case)	155	46.5	39.9	6.0	6.6	2.7	572.1	538.7	94.2	61.1	72.6	66.9	275	1.49
Au @ $500/oz	150	53.9	46.0	5.8	7.9	2.5	631.0	593.6	121.7	74.0	90.6	82.3	295	1.50
Increased slopes - Case 1 [2]	150	47.0	40.0	5.7	7.0	2.7	600.5	564.7	100.0	63.8	75.9	69.9	273	1.49
Increased slopes - Case 2 [3]	145	44.4	37.2	5.1	7.3	2.7	621.5	584.3	108.5	69.3	81.8	75.6	264	1.48
Based on Pre-2005 Metallurgical and Geotechnical Parameters - Total Resource, including Inferred
1.0Mtpa CIL Scenario
Au @ $450/oz (Base case)	200	20.5	16.7	4.4	3.8	2.8	341.2	323.6	55.3	42.3	46.5	44.4	279	1.99
Au @ $500/oz	175	31.3	26.4	5.4	4.9	2.7	429.2	404	70.9	50.7	58.4	54.6	320	2.06
Au @ $400/oz	215	16.0	12.7	3.8	3.3	2.8	300.8	285.8	40.2	31.7	34.3	33.0	259	1.95
1.5Mtpa CIL Scenario
Au @ $450/oz (Base case)	200	23.2	18.7	4.1	4.5	2.6	373.9	354.5	64.3	51.5	55.1	53.3	269	1.99
Au @ $400/oz	200	20.3	16.4	4.3	3.8	2.8	341.3	323.7	47.8	39.5	41.4	40.5	252	1.99

________________________________________
1 - The cashflows, as described above, are exclusive of any capital expenditure or Project start-up costs and should be used for pit optimisation comparison purposes only. No Net Present Value (NPV) can be derived from these cashflows.
- Worst Case Discounted Operating Cashflow - Each bench is mined out prior to moving to the next bench. The cashflow schedule is the equivalent of top down 'flat' mining.
- Best Case Discounted Operating Cashflow - Each incremental pit is removed prior to advancing to the next adjacent incremental pit. The cashflow schedule is the equivalent of multiple pushbacks.
- Average Discounted Operating Cashflow - This is an average of the Worst and Best case discounted operating cashflows and reflects a more realistic mining schedule.

2 40º for oxide and 55º for transition and primary material.

3 45º for oxide and 55º for transitional and primary material

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Description					Mill Feed		Au Metal		Operating Cashflow [1]				Cashcost	Avg.
	Base	Total	Waste	Strip	Tonnes	Grade	Insitu	Rec	Undisc.	Discounted @ 10%				Mining
	of Pit	Material		Ratio						Worst	Best	Avg.		Cost
	mRL	Mt	Mt	w:o	Mt	g/t	koz		$M				$/oz	$/t
Au @ $500/oz	175	33.7	28.1	5.0	5.6	2.5	457.5	430.7	82.4	63.3	69.7	66.5	304	2.06
2.0Mtpa CIL Scenario
Au @ $450/oz (Base case)	180	30.1	24.9	4.8	5.2	2.6	430.8	405.7	67.8	56.0	59.5	57.7	283	2.05
Au @ $400/oz	200	20.3	16.3	4.0	4.1	2.7	347.9	329.9	50.7	43.1	45.0	44.1	246	1.99
Au @ $500/oz	175	34.2	28.4	4.9	5.8	2.5	463.1	436.0	86.4	69.8	75.0	72.4	297	2.06
Based on Pre-2005 Metallurgical and Geotechnical Parameters - Indicated Resources Only
1.0Mtpa CIL Scenario
Au @ $450/oz	200	20.4	16.7	4.4	3.8	2.8	339.6	322.0	55.1	42.3	46.4	44.4	279	1.99
1.5Mtpa CIL Scenario
Au @ $450/oz	200	22.4	18.0	4.1	4.4	2.6	365.9	346.9	63.9	51.7	54.8	53.2	266	1.99
2.0Mtpa CIL Scenario
Au @ $450/oz	180	29.6	24.5	4.8	5.1	2.6	424.7	399.9	67.4	55.9	59.2	57.6	282	2.06

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Figure 18-9 : Summary Pit Optimisation Results CIL and HL Combined Scenario

Description					Milling Operation				Heap Leach Operation				Total Au		Operating Cashflow[1]				Cashcost	Avg.
	Base of	Total	Over-	Strip	Mill Feed		Au Metal		Heap Leach Feed		Au Metal		Insitu	Rec	Undisc.	Disc @ 10%				Mining
	Pit	Material	burden	Ratio	Tonnes	Grade	Insitu	Rec	Tonnes	Grade	Insitu	Rec				Worst	Best	Avg.		Cost
	mRL	Mt	M	w:o	Mt	g/t	koz		Mt	g/t	koz		koz		$M				$/oz	$/t
Based on Total Resources
1.0Mtpa CIL and 1.0Mtpa HL Scenario - Excluding HL Agglomeration
Au @ $450/oz [2]	200	21.8	17.0	3.6	3.4	3.0	327.3	310.3	1.3	1.0	43	25	370.5	335.4	57.2	45.2	48.0	46.6	280	1.99
Rec @ 83% [3]	175	31.3	25.4	4.3	2.6	3.4	288.3	273.9	3.3	1.5	163	135	451.1	409.0	69.0	53.6	58.9	56.2	281	2.06
1.0Mtpa CIL and 1.0Mtpa HL Scenario - Including HL Agglomeration
Au @ $450/oz [4]	200	20.6	16.5	4.0	3.7	2.8	339.6	322.1	0.4	0.9	11.9	6.9	351.6	329.0	55.6	42.8	46.5	44.6	281	200

____________________________
1 - The cashflows, as described above, are exclusive of any capital expenditure or Project start-up costs and should be used for pit optimisation comparison purposes only. No Net Present Value (NPV) can be derived from these cashflows.
- Worst Case Discounted Operating Cashflow - Each bench is mined out prior to moving to the next bench. The cashflow schedule is the equivalent of top down 'flat' mining.
- Best Case Discounted Operating Cashflow - Each incremental pit is removed prior to advancing to the next adjacent incremental pit. The cashflow schedule is the equivalent of multiple pushbacks.
- Average Discounted Operating Cashflow - This is an average of the Worst and Best case discounted operating cashflows and reflects a more realistic mining schedule.

2 Fixed costs, comprising G&A, mine supervision and de-watering, were carried 100% by the CIL operation.

3 Fixed costs, comprising G&A, mine supervision and de-watering, were carried equally (50 / 50) by the CIL and HL operations.

4 Fixed costs, comprising G&A, mine supervision and de-watering, were carried 100% by the CIL operation.

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18.6 Mine Production Schedule

An indicative mine production schedule was developed through Whittle Four-X.

For the purpose of the mining study, pit shell 26 of the 1.0Mtpa CIL owner mining scenario that was carried out in November 2005 was selected as the basis for mine production scheduling, thereby extending the mine life to over 7 years. The undiscounted operating cashflow generated by pit shell 26 is within 2% of the undiscounted operating cashflow generated by the optimum pit shell 21 (which generates the maximum undiscounted operating cashflow at a gold price of $450/oz).

In order to emulate a cutback scenario pit shells 2, 13 and 26 were used for the mine production schedule.

Appendix 15 contains a plan view and some representative cross sections showing the cutbacks that were adopted for the schedule.

The scheduling periods adopted for the mine production schedule comprises of years.

It is noted that the mine production schedule described in this section is indicative only and issues such as plant ramp-up, pre-production waste requirements for ROM pad construction, tailings storage starter dam facility, raw water dam etc have not been modelled.

18.6.1 Scheduling Results

The project produces an average of 78,000oz of Au per year ranging from a low of 65,000oz in Year 6 to a high of 94,000oz in Year 7. Year 8, the final year of production, is a part year, estimated at approximately 6 months.

The average total material movement is approximately 8Mtpa, with a maximum mining rate of 9.5Mtpa from Year 3 to Year 5 and a minimum annualised mining rate of 3.2Mtpa in Year 7.

Figure 18-10 summarises the mine production schedule that has been developed for the Belahouro Gold Project.

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Figure 18-10 : Summary Mine Production Schedule

	Total		Low Grade		Strip	Potential Mill Feed		Gold
Period	Material	Waste [1]	Tonnes	Grade	Ratio	Tonnes	Grade	Insitu	Rec
Yr	Mt	Mt	Mt	g/t	w:o	Mt	g/t	koz	koz
1	5.3	4.3	0.2	0.7	4.3	1.0	2.5	81.5	77.4
2	9.2	8.2	0.2	0.7	8.2	1.0	2.6	83.0	78.8
3	9.5	8.5	0.3	0.7	8.5	1.0	2.6	82.1	78.0
4	9.5	8.5	0.3	0.7	8.5	1.0	2.8	89.5	85.0
5	9.5	8.5	0.3	0.7	8.6	1.0	2.4	75.6	71.6
6	8.3	7.3	0.3	0.7	7.3	1.0	2.1	68.5	64.9
7	3.2	2.2	0.1	0.7	2.2	1.0	3.2	102.0	93.6
8	1.0	0.5	0.0	0.7	1.2	0.4	3.0	41.9	37.8
Totals	55.4	48.0	1.6	0.7	6.5	7.4	2.6	624.1	587.0

18.7 Mine Design and Equipment

It was assumed that the Belahouro Gold Project will involve a conventional open pit, selective mining exploitation method, adopting either an owner operated fleet or a contract mining scenario.

Drilling and blasting will be performed on 5m high benches, with blasted material excavated by backhoe excavators in two discrete flitches, each nominally of 2.5m height.

The use of RC drilling, assays every 2.5m sample and interpretation of the results by mine geologists is the primary method of grade control envisaged for the Project. Further investigation is warranted with regards to optimising sample length and drill pattern to ensure appropriate statistical methodologies can be utilised to minimise dilution and maximise ore extraction.

A notional drilling pattern of 10.0m x 5.0m was adopted for the study, with 115% of the expected ore zones assumed to be grade control drilled, to ensure sufficient overlap into adjacent low grade or waste such that ore is not missed. All RC holes are assumed to be drilled at a 60º angle.

The mining equipment that is considered to be suitable for the Project would include 120t to 180t backhoe excavators and off-highway haul trucks with a payload capacity of between 60t to 92t.

________________________________
1 Waste is inclusive of low grade material.

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The size of equipment would be dependent on the required ore mining selectivity, but also the final selected ore mining rate. It is recommended that a bench height optimization study be carried out to assess mining dilution and recovery control in relation to mining costs.

RSG Global is unaware of any significant aspect of surface drainage affecting the Belahouro Gold Project.

No hydrogeology or hydrology work has been sighted by RSG Global and, as such, groundwater and pit dewatering aspects were not assessed for this study.

18.8 Mining Operation Facilities

The mine is envisaged to operate with either contract mining or as an owner operated fleet. The operational facilities will be kept to a minimum and would comprise of:-

Mine Management

Surveying and grade control Fuel Depot Explosives Storage

The mining contractor will be responsible for provision and maintenance of the mining fleet, offices, housing and messing for his staff.

In the case of owner operation Goldbelt should include for the costs of a mining fleet, housing and messing facilities are included in the plant infrastructure costs.

18.9 Mine Capital Expenditures

In the contract mining scenario the mining is carried out by contractor with equipment supplied by the contractor the mines capital expenditure is limited to computers, software, surveying equipment and light vehicles which are included in the relevant budgets.

In the case of owner operated mining fleet Goldbelt should include for the costs of a mining fleet, housing and messing facilities are included in the plant infrastructure costs.

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18.10 Mine Manpower

The mining company manpower is limited to the following people:-

Mine Manager

Surveyor

Mine Planner

Geologist

Pit Superintendent

Production Geologist

The other functions will be shared with the plant eg samplers, laboratory etc. The mine manpower is included in the plant overall manpower table. Should the mine company opt for an owner operated mining fleet then further staff would be required, drivers, machine operators etc which are not included in the manpower estimates.

18.11 Mine Operating Costs

The mine operating costs (G & A) are included in the processing operating costs.

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19         METALLURGICAL PROCESSING PLANT

19.1 19.1 Metallurgical Test Work Results

In chronological order, the first series of test work is reported in AMMTEC Report A6611 (March 1999). This covers the treatment of four samples of oxide ore from Inata North by gravity concentration then cyanide leaching of the gravity tails. Notes in the margin identify the samples as,

T128827 - Low grade oxide (0-14m)

T128828 - High grade oxide (6-45m)

T128829 - Low grade oxide/trans (48-45m)

T128830 - High grade oxide/trans (61-90m)

Figure 19-1 : Sample Data and Leach Extraction

Sample Data			Total Gold Extraction (%)
Composite	Grind	Gravity	2 hours	4 hours	8 hours	24 hours
T128827	106	16.2	84.4	90.4	94.5	94.5
	75	11.3	77.2	85.7	92.1	94.2
T128828	106	14.9	91.4	94.1	95.2	96.0
	75	13.9	89.4	94.5	94.5	95.9
T128829 (O2 sparged)	106	13.0	80.6	80.6	80.6	80.6
	106	12.9	90.0	90.0	90.0	90.0
	75	8.8	82.5	82.5	84.7	86.8
T128830	106	16.8	80.9	82.9	83.6	84.4
	75	10.4	80.0	81.7	82.1	82.1

These results indicate that extraction of 94-95% is achievable from oxide ore while, as might be expected, those from oxide/transition ore were poorer at 82-84%. Sample T128829 was then leached using oxygen rather than air sparging. As a result, an extraction of 90% was achieved in 2 hours as opposed to 80.6% extraction when air was employed.

Viscosity measurements carried out at three levels of slurry density indicated that indicated that a density of about 45% solids should be employed.

The next report, AMMTEC Report A6922 (August 1999), gives details of the testing of shale material for its "preg-robbing" potential. A sample INRD 09, described as barren black shale carbon material, was contacted

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with a standard gold solution. After 24 hours contact time, the gold content of the solution had been reduced from 1.96 mg/l to 0.075 mg/l, again indicating the material's ability to adsorb gold from solution.

In the next report in the sequence, AMMTEC Report A7029 (December 1999), contains the results of investigations of the potential for "preg-robbing" of the ore. 12 samples of Inata North oxide and transition (INNO-Ox and INNO-Tr) ore and of Inata Central oxide and transition (INCE-Ox and INCE-Tr) ore with visible shale content were hand selected before being contacted with standard gold solution for 6 hours. After 6 hours contact time, all but one of 12 solutions showed a decrease in gold content, indicating that preg robbing had taken place. In two of the tests, the decrease in gold content was > 90%; in four of the tests, the decrease was 50-80%; in three of the tests, the decrease was 30-40% and in two of the tests, the decrease was < 10%.

Three of the samples tested with the standard gold solution were then subjected to a CIL test of 48 hours duration.

Figure 19-2 : Preg-robbing Tests

Sample	INNO OX Tray 1	INNO TR Tray 2	INNO TR Tray 3
Gold adsorbed in "preg-robbing" test	92.43	99.60	37.05
Gold extracted in 48 hour CIL test	58.97	32.38	77.09

There is a degree of correlation between these results, the sample showing the least adsorption in the "preg-robbing" test giving the highest extraction and the sample showing the highest adsorption in the "preg-robbing" test giving the lowest extraction.

Four composites were then made of the material from the trays and these were treated by CIL.

Figure 19-3 : Total Gold Extraction (%) for CIL Tests

Composite	2 hours	4 hours	8 hours	24 hours	48 hours
INCE Oxide	80.0	90.8	92.0	93.0	94.4
INCE Trans	78.1	82.9	85.7	88.0	88.9
INNO Oxide	88.2	92.6	94.2	94.9	95.2
INNO Trans	53.3	61.3	68.8	77.7	81.4

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The use of CIL gave similar results (94-95%) for the oxide ore as noted in AMMTEC Report A6611. The results from the transition ore at 81-89% covered a greater range than those reported in A6611 but were not dissimilar.

AMMTEC Report A7259 (March 2000) contains the results of Bond Work Index determinations on the four ore types.

Figure 19-4 : Ore Types Bond Work Index

Sample	Wi, kWh/tonne
INCE Oxide	16.1
INCE Trans	13.7
INNO Oxide	16.5
INNO Trans	11.5

In the next series, the results of which are given in AMMTEC Report A7326 (May 2000), the various process steps found to be beneficial were brought together to simulate the probable flow sheet. The same samples, the results from which were reported in A7029, were treated in this exercise. These tests differed from the A7029 tests in that;-

Since the results given in A 6611, indicated little difference between the results from the two grind sizes, grind of P80 106 µm was used instead of one of P80 75 µm.

Gravity recoverable gold was removed prior to leaching.

Preconditioning of gravity tails with kerosene as this often improves gold extraction by passivating the "preg-robbing" sites of the carbonaceous materials in the ore.

The leach pulp would be sparged with oxygen, since this was found to be beneficial as reported in A6611.

Figure 19-5 : Total Gold Extraction (%) for CIL Tests

Composite	Gravity	2 hrs	4 hrs	8 hours	16 hrs	24 hrs	48 hrs
INCE Oxide	25.51	74.30	82.66	87.13	88.23	89.32	91.04
		80.0	90.8	92.0		93.0	94.4
INCE Trans	10.98	70.08	77.98	82.31	84.85	85.51	86.52
		78.1	82.9	85.7		88.0	88.9
INNO Oxide	12.53	81.27	87.92	91.14	92.15	92.34	92.64
		88.2	92.6	94.2		94.9	95.2
INNO Trans	13.70	60.86	67.95	73.54	77.04	78.69	81.15
		53.3	61.3	68.8		77.7	81.4

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19.1.1 Results from A7029

In spite of the inclusion of these "improvements", three of the four tests showed slower leach kinetics and lower extraction than the corresponding test, whose results (given in red) were taken from A7029. The fourth test showed faster kinetics initially than the corresponding A7029 test but the latter caught up and finally gave a slightly better extraction. AMMTEC presumes that the poorer results can be attributed to the coarser size use in the tests and they are probably right but the test should be repeated using material ground to P80 of 75µm.

In the final report in the series, AMMTEC Report A8186 (June 2002), the results of tests to compare the use of CIL and RIL are given. Two samples of Inata Central Transition ore composite were pre-conditioned with kerosene before being subjected to RIL, one test using new resin and the other using regenerated resin.

Figure 19-6 : Total Gold Extraction (%)

Composite	2 hrs	4 hrs	8 hrs	16 hrs	24 hrs	48 hrs
Carbon (A7029 Dec 1999)	78.10	82.86	85.67	Not	88.02	88.90
				requested
Regenerated resin	39.83	65.23	71.89	72.35	82.23	Not
						requested
New resin	8.54	18.02	27.73	39.45	47.91	81.74

The resin tests were performed on the same composite as tested in December 1999 but the results were significantly poorer.

19.2 Ore Characterization

In summary, the oxide rock mass is extensively sheared and is expected to be highly weathered and dry.

19.3 Plant Flowsheets

The flow sheets are developed from GBM MEC's knowledge of operations in Burkina Faso from the ROM tip area to the water conserving tailings plant. The plant is designed to be largely self sufficient and accommodate the particular operating conditions within the country of Burkina Faso.

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There are three sets of flow sheets :

One set have been developed to suit the 2million tonnes per annum throughput CIL plant with an optional 1 million tonnes per annum heap leach plant as specified by Goldbelt Resources.

The second set is for a 1 million tonnes per annum CIL plant as specified by Goldbelt Resources.

The third set is for a heap leach plant of 1million tons per annum as specified by Goldbelt Resources.

The plants are designed to handle and treat the three types of ore which will be fed to it.

The plants are designed to operate for 24hours per day, 7 days per week. We envisage a two 12 hour shift operation for the plant. The plant availability will be 92%. The Equipment will be generally as the following descriptions;-

19.3.1 ROM Tip (CIL)

The ROM Tip area will be designed to include a concrete pad and wing aprons with suitable reinforcing for protection from the load out equipment (CAT990G or similar). Ample clearances have been envisaged to allow for ease of manoeuvring. The plant has been designed to accommodate the potentially "clay" oxide ore types expected.

The primary crushing plant is designed to accept ROM oxide ore at -800mm, which is loaded onto the fixed grizzly, and will produce a primary crusher product of -150 mm (nominal size). The plant is shown on Process Flow Diagram 0207CRS8001A

The plant will comprise of the following equipment:

Grizzly - A fixed grizzly with 800 x 500 mm apertures sloping at 20o. Oversize ore will be rolled off of the grizzly and stored on a separate stockpile for breaking by mobile breaker. (Boulder Buster or similar)

ROM Bin - 180 tonne live capacity bin with wear liners and suitable bracing.

Apron Feeder - 1200 mm wide by 9000 mm long heavy duty apron feeder with hydraulic drive inclined at 120 to give better feed control.

Primary Crusher - A size 500 series MMD Mineral Sizer with 7 Tooth wear plate. The sizer is rail mounted to facilitate maintenance. Sufficient room is allowed to substitute the sizer for a jaw crusher at a later date when harder and ores with less clay are encountered. The Jaw Crusher is not included in the capital estimate.

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Belt Conveyor - 750 mm wide conveyor accepting the product from the mineral sizer and discharging into the SAG mill. Control of mill feed will be via a belt scale on the conveyor and the hydraulic drive on the Apron Feeder.

Lime Bin and Feeder - A 20 tonne lime silo with rotary valve and screw feeder will be mounted to deliver lime onto the conveyor belt. Control will be via the rotary valve taking a signal from the belt scale on the preceding conveyor. The lime is delivered in 1 tonne bulk bags which are hoisted to the top of the silo for depositing thro the feed funnel. Dust Extraction is provided

19.3.2 Milling (CIL)

The plant is as per Process Flow Diagram 0207CRS8002A

The milling circuit will comprise of the following equipment:-

A 3.4 metre diameter x 5.5 metre long SAG Mill complete with Polymet liners, trommel, lube system, VSD, 650 kW slip ring motor and gearbox. The trommel will screen out the "pebbles" from the mill discharge and feed them onto the pebbles conveyor. The mill will discharge into the common Mill sump.

Mill sump - Mild steel rubber lined with suitable nozzles

Mill discharge pumps - one running and one standby. The discharge from the Mill Discharge Pump will report to the Cyclone. The all metal cyclone feed pumps are set up for variable speed drives.

Cyclone Cluster -4 off Krebs gMAX10 - complete with manifold, isolation valves, pressure gauges and discharge launders. The discharges from the cyclone will report as follows:- The overflow will report to the thickener, the underflow will report to the cyclone underflow screen.

Cyclone Under flow Screen -complete with oversize chute and under pan. The discharge from the screen will report as follows, the oversize will report to the Ball mill and the sized product will report to the concentrator splitter box.

A 2.8 metre diameter x 4metre long Ball Mill complete with Metal liners, Grate discharge, trommel, lube system,750 kW slip ring motor and gearbox. The trommel will screen out the "ball scats" from the mill discharge and feed them into the ball mill scat box. The mill will discharge into the common Mill sump.

Concentrator Splitter Box - the splitter box will ratio the feed of concentrates between the concentrator and the Ball Mill.

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Knelson Concentrator model KC-XD48 complete with ICS2.0 computer control and automated piping - the concentrator will concentrate the milled product into a product suitable for sorting on a Gemini Table. The oversize product will be fed into the Ball Mill feed chute.

The Gemini 1000 table, which is housed in the Gold Room, will grade the concentrates further, the sized product reporting to the calcining oven and the oversize pumped back into the Ball Mill feed chute.

The pebbles from the SAG Mill will be collected from the Trommel screen on a 600mm wide belt conveyor and discharged onto a stockpile.

A 600mm wide Reclaim conveyor, manually fed, will take the pebbles back to the SAG Mill feed chute. Allowance will be made in the design for sufficient space to install a suitable crusher in the pebbles circuit at a later date.

The Mill will be serviced by a 15/4tonne capacity overhead crane which will be used for maintenance and ball charging. Ball charging will be carried out directly from the 210 litre steel drums which the balls arrive in. The drum is lifted up by the EOT crane and discharged into the mill feed chute using the tipping device.

19.3.3 Carbon in Leach (CIL)

The Plant is generally as per the process flow diagram 0207CIL8003A and will comprise of the following equipment:-

The cyclone overflow will report to the 1200mm x 2440mm trash screen in the CIL area.

The trash screen will screen off deleterious materials such as woodchips, grasses, roots etc and will be complete with rubber lined under pan and water sprays. The screened product will report to the first of 6 tanks via a Vesin sampler. The screen could be replaced with a fixed sieve bend

Vesin Sampler - the sampler will accept and discharge the product from the trash screen into the CIL tank No 1. The sampler will automatically take a sample from the flow.

CIL Tanks - the 6 tanks will be designed to cascade the leach product down from tank No1 to tank No6, Carbon granules will be pumped from tank No 6 to tank No 5 and thence to tank No 4 and so on, allowing sufficient residence time for the gold to load the carbon.

Each rubber lined tank is 10metres diameter x 11metres high and is equipped with:-

Lightnin 783QT7500 agitators complete with 45 kW drive and gearbox.

SALA - STHM 54W carbon transfer pumps,

Kemix MPS600 interstage screens complete with 7.5kW drive

Sufficient Dart valves and launders to allow each tank to be bypassed and taken off line.

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The tanks are furnished with suitable walkways, stairways and access platforms to ensure safe access to each piece of equipment. Maintenance will be by using the mines 60 tonne mobile crane.

Loaded Carbon Screen - 900mm x 1800mm, complete with rubber lined under pan, water sprays and 2Hp vibrating motor. The screen will accept the pumped feed of loaded carbon from tank No 1 and discharge clean loaded carbon into the acid wash column, discharging the washings into tank No1

Carbon Safety screen - 1200mm x 2440mm, complete with rubber lined under pan, water sprays and 3.73kW vibrating motor. The screen will accept the feed of exhausted leachate from tank No 6 and discharge the oversize into a tote bin or bulk bag, the tails will report to the either the vacuum filter feed launder (if dry tailings option is taken) or to the tails thickener (if the conventional thickened tailings route is taken).

Regenerated Carbon Screen, complete with rubber lined under pan and water sprays. The screen will accept the feed from the carbon regeneration pump and discharge the sized regenerated carbon into CIL Tank No 5 or No6, the undersize will be discharged back to the Elution/Transport water Tank.

19.3.3.1 Thickened Tailings Option (CIL)

The tailings will be deposited onto the tailings dam at 60% to 65% w/w. The recovery of this water from the tailings dam may not be a practical proposition due to high losses through evaporation, the cost of installing and operating return water pumps and pipe work have been excluded. The equipment will comprise of :

Hirate Tails thickener - Delkor 22meter diameter complete with rakes, drive and lift mechanisms, thickener shell and all instrumentation. The overflow will report to the process water tank hence reducing the water requirement and effectively reducing the cyanide losses. The underflow will go out to the tailings dam via the underflow pumps.

Thickener Underflow/Tails Pumps - One operating and one standby, the pumps will accept the tailings and pump the product to the tails dam spigots. The pump will be arranged for variable speed operation

19.3.3.2 Dry Tailings Option (CIL)

The tailings will be dry stacked onto the tailings dump at 90%w/w thereby recovering 90% of the water and cyanide.

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Disc Filters - 2 off 3200mm x 3656mm disc filters complete with 7.5 kW filter drive, agitator with 7.5kW drive and air knife discharge system.

Filtrate Receivers - 2 off 1500mm diameter x 1800mm high complete with all necessary instrumentation, filtrate pumps with 11 kW drives. The filtrate will be pumped to the process water tank.

Vacuum pumps - 2 off rated at 5280m3/h of air at vacuum condition complete with 132kW drive, separator, water seal system with heat exchanger.

Compressor - 2 off screw type to deliver air for air knife discharge system complete with 2 air receivers, instrumentation and 75kW drive.

Conveyor TLSCV01 will feed the tailings into the 150 tonne capacity bin. The bin is provided with full width clam shell doors to discharge the tailings into the mining fleet dump trucks.

The mining trucks will pick up the tailings from the tailings Bin, after discharging the ore onto the ROM Pad, and will continue on to the tailings ramp. The ramp will be formed by the alternate dumping of waste rock and tailings. A Tracked Dozer will be used to form the ramp from the tailings and waste rock.

The tailings/waste will be back tipped down the ramp edge on day shift, on night shift the trucks will discharge in piles for the dozer to redistribute during the day shift.

19.3.4 Elution / Acid Wash Pressure "Zadra" System (2.5 tonne batch, CIL & Heap Leach)

The plant is generally as per process flow diagram 0207CRG8004 & 5A and will comprise of the following equipment:-

Acid Wash Column which will receive the feed of loaded carbon from the loaded carbon screen and will discharge the loaded carbon, using high pressure water, after it has gone through the acid washing sequence into the elution column. The acid washing is carried out with a dilute acid made up in the acid plant on site. Spillage is sent to the sump. All necessary safety equipment is included.

Elution Column -The loaded washed carbon is subject to "soaking" in a solution of cyanide and caustic in the elution column for a period of time, the pregnant solution is discharged through filters, recovery heat exchanger and is pumped to the electro-winning plant.

Cyanide/Caustic System - The cyanide and caustic solutions will be made up on site and pumped into the mixing tank, which is complete with its own agitator. The mixed solution is pumped into the elution column via the recovery heat exchanger and heater.

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The spent carbon will be transported to the carbon regeneration area by high pressure water from the Elution/Transport water tank; periodically the water from the tank is cleaned of carbon fines by passing the water through a pressure filter. The resulting cake is stored.

The equipment is housed within a suitably design structural steel frame with roof cladding to provide shelter against inclement weather.

19.3.5 Carbon Regeneration Area (CIL & Heap Leach)

The plant is generally as per process flow diagram 0207/CRG/8007 and will comprise of the following equipment:-

The spent carbon is pumped from the Elution area onto the dewatering screen (sieve bend), the water is routed back to the transport water tank. The carbon is chuted into the eluted carbon tank.

Carbon Regeneration Kiln rated at 200kg/hour - The carbon is withdrawn from the tank by the kiln screw feeder where further dewatering takes place. The water is routed back to the elution transport water tank. The carbon is heated to a suitable temperature and allowed to "soak" before being discharged into the quench tank.

Carbon Attrition Tank - complete with agitator. Fresh activated carbon is manually loaded into the tank along with fresh water, as the product reaches a suitable mixture and as carbon is required the tank is allowed to discharge into the quench tank.

Quench Tank - Rubber lined mild steel tank which collects the regenerated carbon from the kiln and the fresh carbon as required.

Regenerated carbon pump - SALA STHM PUMP complete with 5.5kW drive pumps the regenerated carbon from the quench tank to the regenerated carbon screen.

The equipment is housed within a suitably design structural steel frame with roof cladding to provide shelter against inclement weather.

19.3.6 Electrowinning and Smelting (CIL & Heap Leach)

The plant is generally as per process flow diagram 0207/STR/8006 and will comprise of the following equipment:-

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Electro-winning Cell complete with rectifier and fume handling system - The pregnant solution will be pumped from the Elution area into the electro-winning cell where it is subject to DC power. The electrolysis cause the gold in solution to form a sludge and the liquor to be driven off. The liquor is discharged into a sump; the sludge is pumped to a filter.

Barren Solution Sump complete with pump - the sump will accept the Barren solution from the cell, the filter press and floor spillage and pump this back to the process water tank.

Gold Sludge Filter- The filter will accept the gold sludge from the electro-winning cell and discharge process water which will report to the sump and the filter cake which will be transferred manually into the calcining oven.

Calcining Oven - The oven will be manually loaded with the filter and/or the concentrate from the Gemini table, and will calcine the gold cake. The cake will be manually loaded into the Dore furnace for smelting. Off gases from the oven will be handled by the fume filter.

A200 tilting Dore Furnace complete with electrical power, controls and hydraulic power pack. The Dore furnace will accept the cake from the calcine oven and with suitable fluxes, added manually, smelt the gold to run into the bullion moulds. The furnaces off gases are collected by the gold room filter. The bullion is manually placed in the strong room for transport to further refining.

The equipment is housed within a suitably design structural steel frame with roof cladding to provide shelter against inclement weather.

19.3.7 Reagents and Consumables ( CIL)

The supply of reagents and services will be generally as indicated on flow sheets 0207/RGT/8009, 0207/RGT/8010, 0207/CRG/8004 and 0207/STR/8005.

Oxygen will be supplied from a self contained PSA plant supplying oxygen at the rate of 250Nm3/hour with a purity of 93% at 5barg. The plant will require an area of 10m x 8m x 5m high.

Cyanide will be delivered in the form of briquettes in bags. The bags will be picked up using an overhead crane and placed in the bag breaker unit, the briquettes will gravitate into the cyanide make up tank where they will be mixed into fresh water. The cyanide solution will be pumped into the leach tank as required.

Caustic soda pearls will be supplied in bags; they will be added by hand into the caustic make up tank. The caustic will be pumped to the elution area where it will be added t the cyanide to make up the required eluent.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Hydrochloric Acid will be added direct from the drums of concentrated acid by a drum pump into the dilute acid tank. The dilute acid will be pumped into the acid wash column.

Flocculant will be supplied in 25kg bags and will be manually added to the flocculant make up tank where it will be automatically made up to the strength required before being pumped to the thickener.

Fresh carbon will be added by hand to the eluted carbon vessel.

19.3.8 ROM Tip, Crushing and Agglomeration (Heap Leach)

The ROM Tip area will be designed to include a concrete pad and wing aprons with suitable reinforcing for protection from the load out equipment (CAT966 or similar). Ample clearances have been envisaged to allow for ease of manoeuvring. The plant has been designed to accommodate the potentially "sticky" oxide ore types expected.

The primary crushing plant is designed to accept ROM oxide ore at -800mm, which is loaded onto the fixed grizzley, and will produce a primary crusher product of -150 mm (nominal size). The plant will comprise of the following equipment;

Grizzley - a fixed grizzley with 800mm x 500mm apertures sloping at 40o.

ROM Bin - 40 tonne live capacity bin with wear liners and suitable bracing.

Apron Feeder - 1200 mm wide by 9000 mm long heavy duty apron feeder with hydraulic drive (the "dribblings" will be manually cleaned up and returned onto the conveyor tail end).

Primary Crusher - A size 500 series MMD Mineral Sizer with 7 Tooth wear plate. The sizer is rail mounted to facilitate maintenance and periods when fine material is encountered. The sizer is inclined at 7.5o to facilitate the rapid rejection of oversize material.

Belt Conveyor - 750 mm wide conveyor accepting the product from the mineral sizer and discharging onto a sizing screen.

Sizing screen - Vibrating screen to scalp off at 12.5 mm to relieve the secondary crusher.

Secondary Crusher - Hazemag 1321 hammer mill to accept the -150 mm and produce a -12.5 mm product. The plant is designed for a capacity of 167 tph (dry) and a maximum of 200 tph for a P80 of -12.5 mm. Some variation in the product size can be expected due to the open circuit configuration.

Belt Conveyor - 750 mm wide conveyor accepting the product from the sizing screen, the secondary crusher and the cement feeder, and discharging into the agglomerating drum.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cement silo - the silo will be supplied complete with supports, access ladder, inlet filter, screw feeder with variable speed drive and bin activator.

Agglomerator Drum - 3000 mm x 9000 mm complete with drive, loose rubber lining and spray bar.

Reagent system comprising of Cyanide mixing tank c/with agitator, transfer pumps, mixed cyanide holding tank, dosing pumps, spray water tanks and pumps.

Hoists - 10 tonne unit for primary crusher maintenance, 10 tonne unit for secondary crusher maintenance and 0.5 tonne electric hoist for cement loading

19.3.9 Conveying and Stacking (Heap Leach)

The agglomerates will be transported from the agglomerating drum and deposited on the pad using the following equipment :

Overland Belt Conveyor - 600 mm wide x 500 meters long with skid mounted head frame.

Hopper conveyors - up to 10 off 600 mm wide x 35 meter wheeled hopper conveyors.

Transverse conveyor - 1 off 600 mm wide x 20 meter long wheeled transverse conveyor.

Stacker conveyor - 1 off 600 mm wide wheeled horizontal stacker conveyor.

Luffing stacker conveyor - 1 off 600 mm wide wheeled luffing stacker conveyor.

The conveyors will have interconnecting (plug and socket) electrical supply lines and will be suitably braced to allow towing over rough and uneven ground.

19.3.10 Leach Pads

The pad area will be suitable for the stacking of two 10 meter high lifts to an ultimate heap height of 20 meters. To maximise natural drainage of the leachate, each cell is aligned across the natural contours to enable captured leachate to be gravity discharged towards the solution corridor (Figure 19.3.10). Individual cell widths are sized to accommodate a 180° slewing stacker with a 37.5 meter long radial arm. Cell 1 will be 120 meters wide, which is sufficient to retain the full width of the agglomerated ore placed by the 180° stacker, with 10 meters wide buffer zone. Cell 2, and those built later, will be formed 75 meters wide to fully contain the stacked ore when abutting adjacent stacked cells. Individual 1 meter high compacted earthfill berms will be constructed around each cell, to prevent storm water runoff dilution, to confine leachate permeating from the toe of the heap and to facilitate sequential expansion.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

19.3.11 Stacking Pattern

Capital and operational expenditure will be deferred by undertaking staged development of the pads and their associated civil works.

Placement of 4.4 million tonnes of agglomerated ore Stacking to commence in June of year 1 An average production rate of 1mtpa.

Should initial stacking commence in June of Year 1, the first 410 meters long cell will be completed by November of Year 1 and placement onto cell 2 will then commence. A minimum pad area of 80 000 m2 will consequently be required to enable stacking to continue throughout the first wet season. To ensure that sufficient pad area will be available to the mine for future and emergency stacking, construction of cell 3 will commence during October of Year 1. The annual construction programme will then comprise the development of 61 500 m2 (two cells per annum) of pad until a final pad area of some 203 000 m2 is formed.

Figure 19-7 : Heap Leach Pad: Preliminary Civil Works Programme (Double Stacking)
Construction Period	Cells Required
January to May Year 1	1 to 2
October Year 1 to February Year 2	3 to 4
October Year 2 to February Year 3	5 to 6
Future Capacity	7 to 8 onwards

19.3.12 Heap Drainage Reticulation

To intercept and discharge the pregnant and intermediate solutions, a heap drainage system will be installed above the liner comprising:

Graded natural ground profiled to ensure drainage towards the solution corridor.

Natural sub grade ripped and recompacted to a minimum depth of 300 mm, rolled smooth prior to the installation of the HDPE liner.

A 1.5 mm HDPE liner.

A 600 mm thick cushion layer.

A series of 2 metres wide, 600 mm deep trapezoidal longitudinal leachate collection drains containing either 300 mm or 375 mm diameter perforated and solid HDPE pipes within a gravel surround

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

100 mm diameter perforated HDPE pipes placed at 6 metres centres above the cushion layer, gravity discharging to the longitudinal drain

Leachate permeating through the heap will be intercepted by the 100 mm diameter pipes and the longitudinal drains, which will gravity discharge to the solution corridor. The twin longitudinal pipes will be designed to pass up to 200m3/hour of leachate (when flowing at 50% capacity) enabling recovery of pregnant solution from different parts of the heap, optimising heap control.

19.3.13 Solution Corridor layout

Two solution corridor arrangements were initially addressed:

Option 1 - the intermediate, pregnant and excess solution is confined within dedicated open trapezoidal launders.

Option 2 - the intermediate and pregnant solution is confined within dedicated closed pipes, with the excess solution contained within the open launder. The solutions will gravity discharge to the process ponds.

To obviate solution evaporative loss, simplify construction and to improve project economics, Option 2 is recommended for the Inata Mine.

19.3.14 Process Pond Layout

The process ponds will be optimised to store the fluctuating water volumes predicted to occur during high precipitation events, plus variations due to operational management, dead storage and heap drain down. The volume of the ponds will consequently be made up of the following elements:

Normal Operational Volume - based on a process supply period of 2 days at an average abstraction volume of 200 m3/h, the minimum pond operational volume is 10,000 m3.

Dead Storage - due to pumping constraints and mitigation against damage to the liner, the initial 250 mm depth of each pond will not be pumped. The dead storage volume will also accumulate silt, which will require to be removed during annual maintenance operations.

Freeboard - a minimum freeboard of 250 mm should be retained between the invert, the respective overflow weirs and the maximum pond elevation.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Drain down - in the event of an operational power loss and ceszation of solution application, the saturated heap will commence draining. The worst case scenario assumes that two lifts will drain down during a minimum period of two days and report to the intermediate, pregnant and excess water storage ponds.

Average Rainfall minus Evaporation - the average precipitation, minus evaporation, occurring during the wet season months of August and September will be contained within the system.

Storm Event - to mitigate against the process ponds overtopping, each pond is sized to contain the respective run-off reporting to it during the 1 in 100 year, 24 hour storm event. The volume of the excess solution pond is sized to accommodate runoff during the 1 in 100 year storm event reporting from the maximum non-active pad area for the 4 year scheme (approx. 200,000 m2), together with runoff from the excess solution launder and pond catchment area.

Based on process pond preliminary volume calculations the following pond volumes are assumed:

Process water & neutralization pond	8 000 m3
Pregnant pond	20 000 m3
Barren & intermediate pond	20 000 m3
Excess storm water pond	40 000 m3
Barren pond	10,000 m3

The actual volumes and pond layout will require to be evaluated following completion of a full project water balance. All ponds will be formed adjacent to each other to maximise the benefit of common wall construction, build ability, proximity to the pads, solution corridor and operation.

19.3.15 Solution Application System

The two stage irrigation system using barren and intermediate solutions will be operated. The application system will comprise abstraction pumps, main delivery pipe lines aligned along the solution corridor, valves to the secondary and tertiary pipelines with emitters. The spacing of the tertiary pipelines, distribution pipelines and irrigators will be based on the required solution application rate, which for the Inata Mine Project will be 10 l/m2/h. To reduce evaporative losses from the heap during irrigation a drip irrigation system is recommended for Inata, with inline filtration systems to reduce the build up of scale and localised blocking of the irrigators.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

19.3.16 Carbon Columns (Heap Leach)

The solution from the pregnant solution pond will be fed into the column plant which is arranged as a "carousel" type column plant. The plant will comprise of the following equipment:-

6 tanks with connecting launder and pipe work

6 pump cells to transfer solution from one tank, into the following tank via the central launder.

As the carbon in the tank is loaded with gold, the tank is taken off line, the spent solution is pumped to the following tank and the carbon pumped to the acid wash column in the elution plant. Spillage in this area is pumped to the barren solution tank.

19.4 Tailings Impoundment (CIL)

19.4.1 Introduction

The production plan proposed for the Belahouro Gold Project defines tailings disposal requirements for approximately 2.0 Million tonnes per year for a period of 6 years resulting in a total tonnage to be disposed of approximately 12.0 Million tonnes over the life of the project.

A thickened tailings system depositing the thickened slurry at an average density of 1.6 tonne per cubic meter would require a volumetric dam capacity of approximately 7.5 million cubic meters.

A dry stack system stacking tailings at an average density of 1.8 tonnes per cubic meter would require a stack volume of 6.67 million cubic meters.

The more traditional tailings slurry deposition with an average density of 1.35 tonnes per cubic meter would require a dam volume of approximately of 8.9 million cubic meters.

There are two methods of tailings disposal which we have considered for this project each system has advantages and disadvantages in terms of cost and flexibility of operation. Each system depends on testwork to prove its operational viability.

We have not been able to conduct this test work and have not had sufficient time to fully evaluate or price each option.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

19.4.2 Dry Tailings System (CIL)

This system optimises the water and cyanide recovery of the tailings system and requires a disc filter plant. This would produce a filter cake with 10 % moisture which would be disposed of by trucking.

The stack would be in the order of 20 meters high x 970 meters/annum, the section through would measure 104meters on the base to 53 meters on the top

We have assumed a maximum height of 20 meters is allowable in terms of stability and by the government mining department. At 20 meters the machine will be levelled out and deposition will continue advancing at the rate of 88mm per hour. For each year a length of 963meters will be required. We have assumed that the residue of cyanide remaining on the tails after filtration is not significant.

19.4.3 Tailings Dam (Thickened Tailings)

The system we have considered goes some way to recover water and cyanide by the use of a Hirate thickener followed by pumping the tails out to the dam at around 65% solids. We have assumed the various properties of the slurry are satisfactory for the employment of this system.

For the full life of mine we would require an area of 600 meters x 600 meters x 20 meters high. This is included on our capital estimate T2

The proposed tailings impoundment will be formed by the construction of four (4) embankments raised in stages to satisfy deposition requirements. Stage 1 of construction will ensure sufficient deposition capacity for a total of two (2) years of tailings deposition.

The impoundment will be formed by the containment walls creating a paddock style tailings facility with deposition taking place on the periphery such that the supernatant pond formed is kept towards the centre of the facility, minimising loss of water through seepage and increasing the overall stability of the containment walls.

The general geometry of the proposed starter dam embankment has been designed and located in order to allow further raises of the embankment to the proposed final crest elevation using the downstream method of construction. The main body of the dam embankment will be constructed using compacted waste rock. The construction material will be sourced from the mine overburden waste excavation which will generate over the life of the mine quantities of material in excess of those required by the tailings facility construction.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

The impoundment base will be formed by lateritic material ripped and compacted in situ to minimise permeability and through this limit the loss of water and the risk of potential contamination of the ground and groundwater resources in the area. The final characteristics of the liner system have not yet been finalised and will depend on the regulatory framework applied to the project and other statutory requirements.

Further to the liner system, the impoundment will be provided with a drainage system to allow for the consolidation of the deposited tailings and to improve the capacity of the facility. The drainage system will discharge seepage collected into a HDPE lined pond return water system such that seepage can be returned to the processing plant for recycling or pumped back to the tailings facility.

Prior to the construction of the embankment dams and the lining of the impoundment, site preparation will take place including the removal of bushes and the excavation of topsoil. It is envisaged that any topsoil available will be excavated and stored for use in future rehabilitation work of the facility.

Figure 31-33 shows the relative location of the options being considered for the tailings disposal facility in relation with the proposed mine infrastructure.

The following sections describe in more detail the design of the different options for both the embankment and the impoundment area.

In total six options were identified for review, inspected, and formally assessed with respect to the following political, social, environmental and technical characteristics:

geological/hydro-geological factors;

geotechnical factors;

area requirements;

topography;

distance from a likely plant site;

proximity to future mineralization accessibility;

impact on the natural environment;

Impact on social environment/position of the local communities.

The location of the sites addressed is shown on Figure 31-33; Table 19.8 below presents the volumetric calculations for year on year construction and deposition volumes to satisfy production requirements for the project.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 19-8 : Volumetric Calculations - Paddock TMF

Year/Period	Confining Wall Material Required (m3)	Storage Capacity Created (m3)
0	92 400	1 274 782
1	34 664	1 313 089
2	35 728	1 351 960
3	36 792	1 391 398
4	37 856	1 431 403
5	38 920	1 471 975
Total	276 360	8 234 607

Based on the design presented in the figures and the volumetric calculations, an estimate of capital costs requirements for the year/period 0 (pre deposition works) has been prepared. The cost estimation assumes that the lateritic material for the construction of the low permeability embankment, and its subsequent raises, will be sourced form laterite excavated as part of the stripping operations in the open pits.

Other costs and materials have been estimated to pre feasibility level (±40%) as there is little or no information on rates for this type of work in Burkina Faso.

Table 19-9 below presents the construction cost estimate for the Paddock TMF option.

Figure 19-9 : Cost Estimation - Paddock TMF Option

Item	Unit	Quantity	Rate	Amount (US$)
Site clearance	Ha	17	$2,600.00	$44,200.00
Starter Dam Construction	m3	92 400	$2.50	$231,000.00
Impoundment Preparation	m2	360 000	$0.15	$54,000.00
Return Water System	ps	1	$50,000.00	$50,000.00
Seepage collection system & return	m2	2 500	$15.00	$37,500.00
Subtotal				$416,700.00
15% Unmeasured items				$62,505.00
15% P&G's				$62,505.00
Total Estimated Cost				$541,710.00

The optimum deposition sites for the long-term TMF facility, with respect to minimum environmental impact, land use, proximity of mine infrastructure and pre-deposition costs is located to the west of Inata Central Pit,

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd west of a natural indurate Lateritic hill at approximate co-ordinated of 681750E, 1588000N (UTM 30). This area is a distance away from the village of Inata and the direction of the Harmatan winds would pick up the tailings and blow directly away from the mining and process operations.

To minimise the potential land use co-disposal of both stripped overburden and process solids, has been considered and incorporated in either tailings deposition solution.

19.4.4 Recommendations

This area of the plant requires further study to determine the most economical method of handling the tailings with respect to water usage, reclamation of cyanide and legal deposition of tailings. The estimates T1 and T2 show a disparity in capital and a reduction in working costs but the influence of the potential water supply and the savings in cyanide have not been considered due to time constraints.

19.5 Processing Water Supply

Two alternative water abstraction options have been briefly reviewed with the potential to provide water to the CIL process plant i.e.:

Localsurface impoundment

Groundwater Aquifer

There are three possible surface impoundment sites which have been identified for the installation of barrages to form a dam to catch the seasonal rainfall sufficient for the plants requirement. The sites are:-

19.5.1 Sona Barrage

The site at Sona is one of the proposed sites, the land is primarily very flat and at present there is ponding which borders on to the village of Fillio. The catchment area for the barrage is approximately 1 Million m2 and the inundated area at full supply level (5 m depth) is estimated at 1915 hectares with an impounded volume of 24 Million m3.

There are three major issues to building suitable barrages to raise the water level by 5 meters.

The villages of Fillio and Sona would have to be resettled with all the attendant costs and probable delays.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

The evaporation rate is an imponderable, generally because of the vast area required. A 10 km long pipeline and extraction point is required.

The proposed site for the Sona Barrage is presented in Figure 31-34, including the potential inundation area.

19.5.2 Bouro Barrage

The site at Bouro has similar characteristics to that at Sona, the land is primarily flat and a vast area is required for the impoundment, which encompasses Bouro.

There are three issues with building suitable barrages to raise the water level by 5 meters.

The village at Bouro, which is quite extensive, would have to be resettled with all the attendant compensation costs and probable delays.

The evaporation rate is an imponderable, generally because of the vast area required.

A 15km long pipeline and extraction point is required.

The proposed site for the Bouro Barrage is presented in Figure 31-35, including the potential inundation area.

19.5.3 Mormossal Barrage

The site at Mormossal has similar characteristics to that at Sona and Bouro, the land is primarily flat and a vast area is required for the impoundment, the largest of the three barrage inundation areas. The catchment area for the barrage is approximately 2.5 Million m2 and the inundated area at full supply level (4 m depth) is estimated at 3384 hectares with an impounded volume of 71.2 Million m3. There are four major issues to building suitable barrages to raise the water level by 4 meters.

The village of Fillio would have to be resettled with all the attendant costs and probable delays.

The village of Sono is impacted by the impoundment it is however likely the effect will be minimal.

The evaporation rate is an imponderable, generally because of the vast area required.

A 15 km long pipeline and extraction point is required.

The proposed site for the Mormossal Barrage is presented in Drawing 0207GEN1206A, including the potential inundation area.

The advantages of the Mormssal barrage over the Sona barrage is that the maximum elevation of 284masl is 2 m below that developed by Sona hence the impact on the Sona may be reduced or negated. The dis advantage

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd is longer pumping distance, larger impoundment area, increased potential for the generation and accumulation of runoff sediments and threat to Belahouro.

19.5.4 Groundwater Aquifer

The proposed site is located some 40 Km north of the Inata site at the Ninga aquifer, within the sedimentary rocks.

No pump tests are available to date and therefore there is no certainty on the suitability of the aquifer to satisfy the project water supply requirements. It is however felt that this would give the more robust solution to the water supply problem.

The proposed well field is located in the approximate coordinates 682000E, 1627000N and will require a 40 Km long HDPE or steel pipeline for the pumping of water as well as a 3 m wide non surface access track. It is estimated that the pipe will require to be supported above ground.

19.5.5 Recommendations

We would suggest that the way forward for this area of the project is the drilling and testing of three boreholes and a full hydrological and geotechnical study based on the borehole results.

19.6 Processing Plant Support Facilities

The processing plant support facilities will comprise of the following buildings, the plant and the support buildings will be within a high security fenced area:-

19.6.1 Security Control Room

Entrance and exit to the plant will be only gained through this building; the building is equipped with turnstile access, search cubicles and two offices for security personnel. Searches will be conducted on a random basis

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

19.6.2 Change House

This building will be set out with a clean and dirty side change rooms, with showers and toilet facilities for male and female employees. The change rooms are equipped with suitable locker facilities for storage of employee's clean clothes and personnel effects. The change house will have a laundry facility to avoid clothing being taken out of the secure area. The change house will also have a kitchen with messing facility for the employees within the process plant, food storage and preparation will be at the camp kitchen.

19.6.3 Plant Workshop and Stores

The plant workshop and stores will be separate from the process plant but will provide all necessary breakdown and light maintenance support for the process plant (mechanical, electrical and instrumentation). The workshop is designed to enable the repair of small plant and pumps requiring part replacements, more complex repairs will go to the main workshop. The workshop will have a store keeping small parts only.

19.6.4 Laboratory

The assay laboratory will analyse samples from the whole mining operation from exploration to gold analysis (AAS), the laboratory will have sample preparation area, wet chemical facilities, fire assaying room, storeroom, washroom and office.

The laboratory will have all equipment serviced by suitable dust and fume extraction units.

19.7 Gold Recovery

The gold recoveries quoted in the relatively small amount of test work available are extremely conservative and should be easily achieved. We would consider that these recoveries could be elevated to more realistic levels which again should be achievable if not if not surpassed. These will be confirmed with the latest round of test work. The values used for this study are:-

Figure 19-8 : Summary Processing Recoveries
Item		Unit	GBM range	Adopted for Whittle 4X
CIL	- Oxide		94.5 - 96.0	95
	- Transition	%	85.0 - 91.0	91
	- Primary		83.0 - 90.0	90

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

HL	- All material types	%	55 - 58	58

19.8 Capital Costs

Figures 19-11 to 19-16 presents the direct costs for the process plant and its installation including import duty and taxes. The process plant equipment, support structure and installation costs for the wet tailings system is $21,008,955. The process plant equipment, support structure and installation costs for the dry tailings system is $26,255,485. The mobile plant required for the plant is included in the infrastructure budget.

Figure 19-9 : Capital Cost Estimate Summary Level 3. 2MTPA (Wet Tailings)
Cost Area	Quantity	Unit	Rate	US$
Process Plant				$17,461,226.00
ROM Pad Bulk Fill & Site Earthworks		Allowance		$100,000.00
CRS		Lump sum		$11,015,488.00
CIL		Lump sum		$1,954,983.00
ADR		Lump sum		$1,774,384.00
Services, Oxygen Plant		Lump sum		$1,278,712.00
Electrics		Lump sum		$612,667.00
Reagents, w/shop & stores		Lump sum		$195,196.00
Tools & Construction Consumables		Lump sum		$79,796.00
Foundations & construction costs		Lump sum		$450,000.00
Transport		Lump sum		Incl. above
Contingency			10.0%	$1,746,123.00
Tailings Dam (incl. duties, taxes & fees)				$629,205.00
Dams	1	Lot	$416,700.00	$416,700.00
Detailed Design	1	Lot	$50,000.00	$50,000.00
Site supervision	1	Lot	$100,000.00	$100,000.00
Preliminary and General	1	Lot	15.0%	$62,505.00
Contingency			15.0%	$62,505.00
Site Distributables				$137,855.00
Temp' Buildings, furniture, A/C's	1	Lot	$14,000.00	$14,000.00
Construction cement	410	t	$200.00	$82,000.00
Crushed Aggregate	672	m3	$10.00	$6,720.00
Construction Sand	787	m3	$19.23	$15,135.00
Fencing	1	Lot	$10,000.00	$10,000.00
Local Fees	1	Lot	$10,000.00	$10,000.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area	Quantity	Unit	Rate	US$
Contingency			10.0%	$13,785.00
Spares				$523,837.00
Consumable (% of Plant Total Capex)	2%			$349,225.00
Insurance (% of Plant Total Capex)	1%			$174,612.00
Contingency			1.0%	$5,238.00
First Fill & Reagents Stocks				$216,473.00
Carbon (Incl. duties, transport & fees)	30	t	$2,040.00	$61,200.00
Workshop supplies (Incl. duties, transport & fees)	1	lot	$20,000.00	$20,000.00
Reagent Stocks (Incl. duties, transport & fees)	2	mth		$135,273.00
Cyanide	40.0	t	$993.00	$79,423.00
Caustic	4.2	t/m	$451.00	$3,792.00
Acid	3.5	t/m	$267.00	$1,869.00
Heating Fuel	16.8	t/m	$412.00	$13,863.00
Carbon	8.0	t/m	$2,040.00	$32,637.00
Other	0.8	t/m	$2,213.00	$3,689.00
Contingency			10.0%	$21,647.00

Plant Import Duty, PSI & Service Fees				$1,259,290.00
Contingency			0.0%	-
Subtotal Processing				$20,227,886.00

Figure 19-10 : Capital Cost Estimate Summary Level 3 2MTPA (Dry Stack)
Cost Area	Quantity	Unit	Rate	US$
Processing
Process Plant				$17,973,452.00
ROM Pad Bulk Fill & Site Earthworks		Allowance		$100,000.00
CRS		Lump sum		$11,533,805.00
CIL		Lump sum		$1,906,758.00
ADR		Lump sum		$1,774,384.00
Services, Oxygen Plant		Lump sum		$1,320,845.00
Electrics		Lump sum		$612,667.00
Reagents, w/shop & stores		Lump sum		$195,196.00
Tools & Construction Consumables		Lump sum		$79,796.00
Foundations & construction costs		Lump sum		$450,000.00
Transport		Lump sum		Incl. above

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area	Quantity	Unit	Rate	US$
Contingency			10.0%	$1,797,345.00
Tailings Dump (including duties, taxes & fees)				$152,750.00
Ramp	1	Lot	$102,200.00	$102,200.00
Detailed Design	1	Lot	$5,000.00	$5,000.00
Site supervision	1	Lot	$10,000.00	$15,000.00
Preliminary and General	1	Lot	25.0%	$30,550.00
Contingency			10.0%	$15,275.00
Site Distributables				$137,855.00
Temp' Buildings, furniture, A/C's	1	Lot	$14,000.00	$14,000.00
Construction cement	410	t	$200.00	$82,000.00
Crushed Aggregate	672	m3	$10.00	$6,720.00
Construction Sand	787	m3	$19.23	$15,135.00
Fencing	1	Lot	$10,000.00	$10,000.00
Local Fees	1	Lot	$10,000.00	$10,000.00
Contingency			10.0%	$13,785.00
Spares				$539,204.00
Consumable (% of Plant Total Capex)	2%			$359,469.00
Insurance (% of Plant Total Capex)	1%			$179,735.00
Contingency			1.0%	$5,392.00
First Fill & Reagents Stocks				$216,473.00
Carbon (Incl. duties, transport & fees)	30	t	$2,040.00	$61,200.00
Workshop supplies (Incl. duties, transport & fees)	1	lot	$20,000.00	$20,000.00
Reagent Stocks (Incl duties, transport & fees)	2	mth		$135,273.00
Cyanide	40.0	t	$993.00	$79,423.00
Caustic	4.2	t/m	$451.00	$3,792.00
Acid	3.5	t/m	$267.00	$1,869.00
Heating Fuel	16.8	t/m	$412.00	$13,863.00
Carbon	8.0	t/m	$2,040.00	$32,637.00
Other	0.8	t/m	$2,213.00	$3,689.00
Contingency			10.0%	$21,647.00

Plant Import Duty, PSI & Service Fees				$1,307,012.00
Contingency			0.0%	-
Subtotal Processing				$20,326,745.00

Figure 19-13 : Capital Cost Estimate Summary Level 3. 1.5MTPA (Wet Tailings)

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area	Quantity	Unit	Rate	US$
Process Plant				$13,188,016.00
ROM Pad Bulk Fill & Site Earthworks		Allowance		$100,000.00
CRS		Lump sum		$7,186,564.00
CIL		Lump sum		$1,688,136.00
ADR		Lump sum		$1,596,946.00
Services, Oxygen Plant		Lump sum		$1,278,712.00
Electrics		Lump sum		$612,667.00
Reagents, w/shop & stores		Lump sum		$195,196.00
Tools & Construction Consumables		Lump sum		$79,796.00
Foundations & construction costs		Lump sum		$450,000.00
Transport		Lump sum		Incl. above
Contingency			10.0%	$1,318,802.00
Tailings Dam (incl. duties, taxes & fees)				$629,205.00
Dams	1	Lot	$416,700.00	$416,700.00
Detailed Design	1	Lot	$50,000.00	$50,000.00
Site supervision	1	Lot	$100,000.00	$100,000.00
Preliminary and General	1	Lot	15.0%	$62,505.00
Contingency			15.0%	$62,505.00
Site Distributables				$137,855.00
Temp' Buildings, furniture, A/C's	1	Lot	$14,000.00	$14,000.00
Construction cement	410	t	$200.00	$82,000.00
Crushed Aggregate	672	m3	$10.00	$6,720.00
Construction Sand	787	m3	$19.23	$15,135.00
Fencing	1	Lot	$10,000.00	$10,000.00
Local Fees	1	Lot	$10,000.00	$10,000.00
Contingency			10.0%	$13,785.00
Spares				$395,640.00
Consumable (% of Plant Total Capex)	2%			$263,760.00
Insurance (% of Plant Total Capex)	1%			$131,880.00
Contingency			1.0%	$3,956.00
First Fill & Reagents Stocks				$216,473.00
Carbon (Incl. duties, transport & fees)	30	t	$2,040.00	$61,200.00
Workshop supplies (Incl. duties, transport & fees)	1	lot	$20,000.00	$20,000.00
Reagent Stocks (Incl. duties, transport & fees)	2	mth		$135,273.00
Cyanide	40.0	t	$993.00	$79,423.00
Caustic	4.2	t/m	$451.00	$3,792.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area	Quantity	Unit	Rate	US$
Acid	3.5	t/m	$267.00	$1,869.00
Heating Fuel	16.8	t/m	$412.00	$13,863.00
Carbon	8.0	t/m	$2,040.00	$32,637.00
Other	0.8	t/m	$2,213.00	$3,689.00
Contingency			10.0%	$21,647.00

Plant Import Duty, PSI & Service Fees				$890,424.00
Contingency			0.0%	-
Subtotal Processing				$15,457,614.00

Figure 19-14: Capital Cost Estimate Summary Level 3 1.5MTPA (Dry Stack)

Cost Area	Quantity	Unit	Rate	US$
Processing
Process Plant				$13,825,174.00
ROM Pad Bulk Fill & Site Earthworks		Allowance		$100,000.00
CRS		Lump sum		$7,186,564.00
CIL		Lump sum		$2,325,293.00
ADR		Lump sum		$1,596,946.00
Services, Oxygen Plant		Lump sum		$1,278,712.00
Electrics		Lump sum		$612,667.00
Reagents, w/shop & stores		Lump sum		$195,196.00
Tools & Construction Consumables		Lump sum		$79,796.00
Foundations & construction costs		Lump sum		$450,000.00
Transport		Lump sum		Incl. above
Contingency			10.0%	$1,382,517.00
Tailings Dump (including duties, taxes & fees)				$122,200.00
Ramp	1	Lot	$277,839.00	$102,200.00
Detailed Design	1	Lot	$5,000.00	$5,000.00
Site supervision	1	Lot	$10,000.00	$15,000.00
Preliminary and General	1	Lot	15.0%
Contingency			10.0%	$18,330.00
Site Distributables				$137,855.00
Temp' Buildings, furniture, A/C's	1	Lot	$14,000.00	$14,000.00
Construction cement	410	t	$200.00	$82,000.00
Crushed Aggregate	672	m3	$10.00	$6,720.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area	Quantity	Unit	Rate	US$
Construction Sand	787	m3	$19.23	$15,135.00
Fencing	1	Lot	$10,000.00	$10,000.00
Local Fees	1	Lot	$10,000.00	$10,000.00
Contingency			10.0%	$13,785.00
Spares				$414,755.00
Consumable (% of Plant Total Capex)	2%			$276,503.00
Insurance (% of Plant Total Capex)	1%			$138,252.00
Contingency			1.0%	$4,148.00
First Fill & Reagents Stocks				$216,473.00
Carbon (Incl. duties, transport & fees)	30	t	$2,040.00	$61,200.00
Workshop supplies (Incl. duties, transport & fees)	1	lot	$20,000.00	$20,000.00
Reagent Stocks (Incl duties, transport & fees)	2	mth		$135,273.00
Cyanide	40.0	t	$993.00	$79,423.00
Caustic	4.2	t/m	$451.00	$3,792.00
Acid	3.5	t/m	$267.00	$1,869.00
Heating Fuel	16.8	t/m	$412.00	$13,863.00
Carbon	8.0	t/m	$2,040.00	$32,637.00
Other	0.8	t/m	$2,213.00	$3,689.00
Contingency			10.0%	$21,647.00

Plant Import Duty, PSI & Service Fees				$890,424.00
Contingency			0.0%	-
Subtotal Processing				$15,606,881.00

Figure 19-15 : Capital Cost Estimate Summary Level 3. 1MTPA (Wet Tailings)

Cost Area	Quantity	Unit	Rate	US$
Process Plant				$10,676,800.00
ROM Pad Bulk Fill & Site Earthworks		Allowance		$100,000.00
CRS		Lump sum		$5,030,684.00
CIL		Lump sum		$1,510,238.00
ADR		Lump sum		$1,419,407.00
Services, Oxygen Plant		Lump sum		$1,278,712.00
Electrics		Lump sum		$612,667.00
Reagents, w/shop & stores		Lump sum		$195,196.00
Tools & Construction Consumables		Lump sum		$79,796.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area	Quantity	Unit	Rate	US$
Foundations & construction costs		Lump sum		$450,000.00
Transport		Lump sum		Incl. above
Contingency			10.0%	$1,067,680.00
Tailings Dam (incl. duties, taxes & fees)				$629,205.00
Dams	1	Lot	$416,700.00	$416,700.00
Detailed Design	1	Lot	$50,000.00	$50,000.00
Site supervision	1	Lot	$100,000.00	$100,000.00
Preliminary and General	1	Lot	15.0%	$62,505.00
Contingency			15.0%	$62,505.00
Site Distributables				$137,855.00
Temp' Buildings, furniture, A/C's	1	Lot	$14,000.00	$14,000.00
Construction cement	410	t	$200.00	$82,000.00
Crushed Aggregate	672	m3	$10.00	$6,720.00
Construction Sand	787	m3	$19.23	$15,135.00
Fencing	1	Lot	$10,000.00	$10,000.00
Local Fees	1	Lot	$10,000.00	$10,000.00
Contingency			10.0%	$13,785.00
Spares				$320,304.00
Consumable (% of Plant Total Capex)	2%			$213,536.00
Insurance (% of Plant Total Capex)	1%			$106,768.00
Contingency			1.0%	$3,203.00
First Fill & Reagents Stocks				$216,473.00
Carbon (Incl. duties, transport & fees)	30	t	$2,040.00	$61,200.00
Workshop supplies (Incl. duties, transport & fees)	1	lot	$20,000.00	$20,000.00
Reagent Stocks (Incl. duties, transport & fees)	2	mth		$135,273.00
Cyanide	40.0	t	$993.00	$79,423.00
Caustic	4.2	t/m	$451.00	$3,792.00
Acid	3.5	t/m	$267.00	$1,869.00
Heating Fuel	16.8	t/m	$412.00	$13,863.00
Carbon	8.0	t/m	$2,040.00	$32,637.00
Other	0.8	t/m	$2,213.00	$3,689.00
Contingency			10.0%	$21,647.00

Plant Import Duty, PSI & Service Fees				$675,596.00
Contingency			0.0%	-
Subtotal Processing				$12,656,233.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 19-16: Capital Cost Estimate Summary Level 3 1MTPA (Dry Stack)

Cost Area	Quantity	Unit	Rate	US$
Processing
Process Plant				$11,549,428,.00
ROM Pad Bulk Fill & Site Earthworks		Allowance		$100,000.00
CRS		Lump sum		$5,030,684.00
CIL		Lump sum		$2,298,425.00
ADR		Lump sum		$1,503,947.00
Services, Oxygen Plant		Lump sum		$1,278,712.00
Electrics		Lump sum		$612,667.00
Reagents, w/shop & stores		Lump sum		$195,196.00
Tools & Construction Consumables		Lump sum		$79,796.00
Foundations & construction costs		Lump sum		$450,000.00
Transport		Lump sum		Incl. above
Contingency			10.0%	$1,154,943.00
Tailings Dump (including duties, taxes & fees)				$122,200.00
Ramp	1	Lot	$102,200.00	$102,200.00
Detailed Design	1	Lot	$5,000.00	$5,000.00
Site supervision	1	Lot	$15,000.00	$15,000.00
Preliminary and General	1	Lot	15.0%
Contingency			15.0%	$18,330.00
Site Distributables				$137,855.00
Temp' Buildings, furniture, A/C's	1	Lot	$14,000.00	$14,000.00
Construction cement	410	t	$200.00	$82,000.00
Crushed Aggregate	672	m3	$10.00	$6,720.00
Construction Sand	787	m3	$19.23	$15,135.00
Fencing	1	Lot	$10,000.00	$10,000.00
Local Fees	1	Lot	$10,000.00	$10,000.00
Contingency			10.0%	$13,785.00
Spares				$346.483.00
Consumable (% of Plant Total Capex)	2%			$230,989.00
Insurance (% of Plant Total Capex)	1%			$115,494.00
Contingency			1.0%	$3,465.00
First Fill & Reagents Stocks				$216,473.00
Carbon (Incl. duties, transport & fees)	30	t	$2,040.00	$61,200.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area	Quantity	Unit	Rate	US$
Workshop supplies (Incl. duties, transport & fees)	1	lot	$20,000.00	$20,000.00
Reagent Stocks (Incl duties, transport & fees)	2	mth		$135,273.00
Cyanide	40.0	t	$993.00	$79,423.00
Caustic	4.2	t/m	$451.00	$3,792.00
Acid	3.5	t/m	$267.00	$1,869.00
Heating Fuel	16.8	t/m	$412.00	$13,863.00
Carbon	8.0	t/m	$2,040.00	$32,637.00
Other	0.8	t/m	$2,213.00	$3,689.00
Contingency			10.0%	$21,647.00

Plant Import Duty, PSI & Service Fees				$683,370.00
Contingency			0.0%	-
Subtotal Processing				$13,055,809.00

19.9 Plant Personnel

19.9.1 Manpower &Training

All staff will undergo a mandatory safety induction prior to entering site. Once an appointee has been selected for a position a suitably competent person will train that employee, no person will be allowed to perform work for which they have not received training.

Regular refresher training will be provided and will be conditional on returning from leave or long absence.

All plant operations will be subject to the laws of Burkina Faso pertaining to the employment and training of personnel.

Preference will be given to the recruitment of local labour, particular skills being sourced from the whole of Burkina Faso as necessary. Manpower of other nationalities will only be employed where it is not possible to recruit a Burkinabe who possesses the qualifications and competencies required for a particular job. It will be a policy to train and upgrade Burkinabe personnel to replace expatriate labour over time where possible.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

19.9.2 Health & Safety

All employees will be issued or have available suitable internationally accepted safety equipment and clothing for the task which is their responsibility. The wearing and use of this safety equipment is mandatory.

Safety of all site personnel as well as local inhabitants will be at the forefront of managements objectives and this will be carried through by regular briefings, lectures from suppliers of hazardous products, meetings with the staff and representatives of all affected local inhabitants.

The mining contractor will be bound by the Burkina Faso health and safety regulations and will operate the mining activities to internationally accepted health and safety standards.

The mine will employ health and safety systems which will involve:-

Pre-employment medical.

Standard workplace induction and induction booklet.

Ensuring all employees have necessary literacy standards.

Certification of employee's skills.

Workplace safety meetings.

Appropriate danger and out of service tag out systems.

19.9.3 Plant Manpower Levels

The anticipated manpower levels for the mine are shown in Figure 19.17 below:-

Figure 19-17 : Manpower Requirements
Description of Title	Number	Type	Grade
Senior Administration
Mine Manager	1	Expat
Assistant Mine Manager	1	Local
Purchasing Manager	1	Expat
Accountant	1	Expat
Assistant Accountant	1	Local
Engineering Manager	1	Expat

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Description of Title	Number	Type	Grade
Camp Manager	1	Local
Chief Chemist	1	Expat
Sub Total Senior Staff Admin	8
General Administration
Bookkeeper	1	Local
Payroll Clerk	1	Local
Environmental Officer	1	Local
Safety/ Training Officer	2	Local
Security Chief	1	Local
Personnel Officer	1	Local
Secretaries	4	Local
Clerks	6	Local
Stores Controller	1	Local
Nurses	3	Local
Security/Firemen	9	Local
Cleaners	6	Local
Sub Total General & Admin.	36
Senior Engineering
Maintenance Superintendent	1	Expat
Maintenance Engineer	1	Local
Mechanical foremen	2	Local
Electrical Foremen	2	Local
Instrument Technician	2	Local
Sub Total Senior Staff Engineering	8
Engineering
Fitters/ Mechanics	4	Local

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Description of Title	Number	Type	Grade
Electricians	2	Local
Welder/Boilermakers	2	Local
Carpenter	2	Local
Mason	2	Local
Sub Total Engineering	12
Senior Operations Staff
1. Mining
Production Manager	1	Expat
Geologist	1	Expat
Production Geologist	1	Expat
Pit Superintendent	1	Expat
Mine Planner	1	Expat
Assistant Planner	1	Local
Surveyor	1	Expat
2. Processing
Plant Superintendent	1	Expat
Assistant Superintendent	1	Local
General Foreman	1	Expat
Plant Metallurgist	1	Expat
Assistant Metallurgist	1	Local
Gold Room Foreman	1	Expat
Shift Supervisors	3	Expat
Sub Total Operations Senior Staff	16
Operations Staff
Assistant Surveyor	1	Local
Gold Room Operators	2	Local

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Description of Title	Number	Type	Grade
Table Operator	2	Local
Reagent Preparation Operators	2	Local
General Labourers	2	Local
Crusher Operators	2	Local
Loader/Dozer Driver	2	Local
Mill Operators	4	Local
Filter Plant Operators	2	Local
Tailings Operators	6	Local
Shift Labourers	6	Local
Assayers	2	Local
Sample Preparation Operators	4	Local
Subtotal Operations	37

The staffing shown in the above table is for a contract mining scenario, for an owner operated mining fleet there would be a further 20 machine operators, 3 maintenance and 6 labourers which would be all local labour.

19.10 Operating Costs

Processing costs have been generated for the various CIL Scenarios as per Figure 19-13.

Figure 19-11 : Processing Costs
Throughput	Wet Tailings System		Dry Tailings System
	Cost/tonne milled	Annual Cost	Cost/tonne milled	Annual Cost
2 Million tonnes per annum	$3.63	$7,261,162	$4.08	$8,164,815
1.5 Million tonnes per annum	$3.98	$5,970,362	$4.64	$6,965,515
1 Million tonnes per annum	$4.67	$4,670,262	$4.95	$4,950,629

The operating cost for the processing plant comprise of the following items:

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

  Consumables - Reagents, Balls etc
  Power generation
  Tailings Disposal

20         MINE INFRASTRUCTURE

20.1 Property Access

The access route to the Inata site has been divided into two separate sections for clarity and to facilitate the preparation of the quantity and cost estimates.

Section 1 of the access route covers the section between Ouagadougou and Djibo. Section 2 of the access route covers the route between Djibo and the Inata Mine Site.

20.2 Primary Routes

Two alternative routes are currently available to the project: Ouagadougou to Djibo via Ouahigouya or, Ouagadougou to Djibo via Kongoussi. The alignment of the routes is presented in Figure 31-36 & 31-37.

20.2.1 Option A1 - Ouagadougou to Djibo, via Ouahigouya

The 287 km length from Ouagadougou to Ouahigouya is a main northern arterial route within Burkina Faso and as such is a well-maintained metalled road with good side drainage.

From 5 km north of Ouahigouya, a laterite surface road is evident, which exhibits only minor surface corrugations. All the year round access is maintained as the route crosses a series of barrage, culverts and concrete "French Crossings" which allow the free passage of storm flows. Some 8 km prior to the regional town of Djibo, for a short section, local corrugations become bad and sections of the road have been partially eroded. However, access is still possible. It is understood that this alignment is maintained by the Government and is graded following every wet season.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

20.2.2 Option A2 - Ouagadougou to Djibo, via Kongoussi

The 203 km length from Ouagadougou to Djibo comprises a laterite surface road, which is currently in very poor condition. Significant corrugations are evident and in sections the road has been partially washed away. To the south of Kongoussi, where the road passes over the White Volta, the carriageway is reduced to a single lane. Surface corrugations are more serious in this section and safe transit is difficult.

It is understood that the Government intend to metal the alignment between Ouagadougou and Kongoussi in the near future. However, until this is completed and the section north of Kongoussi is rehabilitated, GBM suggest that the current project imposes a ban on the use of this route.

It is suggested that the route is surveyed again during the feasibility stage.

20.3 Secondary Routes

Three alternative routes are available to the project for access from Djibo to the Inata project site. The Options are presented in Figure 31-37 and are summarised in the following sections:

20.3.1 Option B1 - Djibo to Inata, via Bouro Village

The 45 km route is formed by a very basic road, poorly maintained and with limited or non-existent infrastructure.

The road is not surfaced in its entire length and is formed mainly by laterite and soft sand sections. There are no culverts although 21 potential stream crossings exist and there are very limited edge drains in sections.

The road presents no formal grading and, as its alignment follows the local river alignment, sections of the road are prone to seasonal flooding. This situation is worsened by the topography of the area near the village of Bouro where, should a barrage be constructed to provide water for the project and the local village, sections of the road will be completely inundated.

The road crosses farming land and various relatively small villages.

It is estimated that grading and edge drains will be required to ensure accessibility and trafficability of the road on a permanent basis.

Figure 20-1 below presents the cost estimation for this section of road.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 20-1 : Cost Estimation - Road Option B1

Item	Unit	Quantity	Rate	Amount (US$)
Bush clearance and Top soil Stripping	Ha	22.5	$2,600.00	$58,500.00
Compensations for Farm Land	Ha	To be evaluated by others
Rip, removed detritus, grade, compact to 95%MDD,
subgrade to max 300 mm depth	m2	135 000	$1.30	$175,500.00
Grade alignment	m2	135 000	$0.30	$40,500.00
Win , Haul, and place to 95% MDD 200 mm gravel to
subgrade (Average)	m3	43 200	$6.20	$267,840.00
Cut, grade edge drains inclusive of mitres every 75 m
(min)	m	45 000	$0.30	$13,500.00
Excavate, Supply, Install pipes, Win, haul, place and
compact to 95% MDD Class 1 backfill to culvert	m3	150	$7.25	$1,087.00
Excavate , trim ,compact, supply, place concrete for
stream crossings	No	21	$7,500.00	$157,500.00
Subtotal				$714,427.00
15% Unmeasured items				$107,164.00
15% P&G's				$107,164.00
Total Estimated Cost				$928,755.00

20.3.2 Option B2 - Djibo to Inata, via Belehede

Two sections form the 67 km route. A 37 Km road from Djibo to Belehede is an existing all weather laterite road maintained by the regional authorities and which is trafficable all year round. The 30 Km route from Belehede to the Inata site is a very basic road, poorly maintained and with limited or non-existent infrastructure.

The second section of the route is not surfaced in its entire length and is formed mainly by laterite and soft sand sections. There are no culverts although a significant number of potential stream crossings exist and there are very limited edge drains in sections.

Similarly to the alternative route via Bouro, the road presents no formal grading and, as its alignment follows the local river alignment, sections of the road are prone to seasonal flooding. This situation is also worsened by the topography of the area near the village of Sona where, should a barrage be constructed to provide water for the project and the local village, sections of the road will be completely inundated.

Traffic on these sections of the route is limited to local traffic, which is relatively minor.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

It is estimated that grading and edge drains will be required on the section from Belehede to the site, to ensure accessibility and trafficability of the road on a permanent basis.

Figure 20-2 below presents the cost estimation for this section of road.

Figure 20-2 : Cost Estimation - Road Option B2

Item	Unit	Quantity	Rate	Amount (US$)
Bush clearance and Top soil Stripping	Ha	15	$2,600.00	$39,000
Compensations for Farm Land	Ha	To be evaluated by others
Rip, removed detritus, grade, compact to 95%MDD,
subgrade to max 300 mm depth	m2	90 000	$1.30	$117,000.00
Grade alignment	m2	90 000	$0.30	$27,000.00
Win , Haul, and place to 95% MDD 200 mm gravel to
subgrade (Average)	m3	28 800	$6.20	$178,560.00
Cut, grade edge drains inclusive of mitres every 75 m
(min)	m	30 000	$0.30	$9,000.00
Excavate, Supply, Install pipes, Win, haul, place and
compact to 95% MDD Class 1 backfill to culvert	m3	150	$7.25	$1,087.00
Excavate , trim ,compact, supply, place concrete for
stream crossings	No	15	$7,500.00	$112,500.00
Subtotal				$484,147.00
15% Unmeasured items				$72,622.00
15% P&G's				$72,622.00
Total Estimated Cost				$629,391.00

20.3.3 Option B3 - Djibo to Inata, via central route
This option for the route to site is also divided into two sections. A 24 Km road from Djibo to Belehede is an existing all weather laterite road maintained by the regional authorities and which is trafficable all year round. The second section would require the construction of a new road between the existing road from Djibo to Belehede. Approximately 24 Km from Djibo and 7 Km from Tongomayel, a new 29 Km road will be constructed to ease access to the site.

The total route length will be form by the 24 Km section on the road from Djibo to Belehede as for Option B2, and a further 29 Km road purposely constructed to access the Inata Site.

The new road presents some 4 potential stream crossings and will be aligned to run along the higher elevations of the terrain such that it will not be prone to flooding.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

The road will be aligned away from the villages minimising disruption and eliminating the risk of local traffic using the road. Access will also be controlled to avoid unwanted access.

The alignment of the road will require to be cleared of bushes, graded and edge drains installed to ensure all year traffic ability.

Figure 20-3 below presents the cost estimation for this section of road.

Figure 20-3 : Cost Estimation - Road Option B3

Item	Unit	Quantity	Rate	Amount (US$)
Bush clearance and Top soil Stripping	Ha	29	$2,600.00	$75,400.00
Compensations for Farm Land	Ha	To be evaluated by others
Rip, removed detritus, grade, compact to 95%MDD,
subgrade to max 300 mm depth	m2	87 000	$1.30	$113,100.00
Grade alignment	m2	87 000	$0.30	$26,100.00
Win , Haul, and place to 95% MDD 200 mm gravel to
subgrade (Average)	m3	34 800	$6.20	$215,760.00
Cut, grade edge drains inclusive of mitres every 75 m
(min)	m	29 000	$0.30	$8,700.00
Excavate, Supply, Install pipes, Win, haul, place and
compact to 95% MDD Class 1 backfill to culvert	m3	150	$7.25	$1,087.50
Excavate , trim ,compact, supply, place concrete for
stream crossings	No	4	$7,500.00	$30,000.00
Subtotal				$470,147.50
15% Unmeasured items				$70,522.12
15% P&G's				$70,522.12
Total Estimated Cost				$611,191.50

20.3.4 Discussion & Recommendations
The economic comparison of the different route options has been based on a comparison of the three alternative routes from Djibo to site. The section of the route from the capital Ouagadougou to Djibo has been left out of the comparison based on the recommendation that only the route via Ouahigouya be used.

The proposed layout of the new constructed roads to site is based on a 6 m wide section of laterite-surfaced road including a compacted and graded subgrade and lateral drains and sand berms for the sections constructed on soft ground (sand) and similarly laterite-surfaced for the sections constructed on harder ground. See Figure 31-38.

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Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Laterite for road construction will be sourced locally such that transportation costs are minimised.

The road will also be provided, where necessary, with reinforced concrete faced stream crossings some 10 to 30 metres long and 6 metres wide to match both the crossing requirements and the width of the road. Figure 31-38, presents details of the proposed stream crossings.

Provisional sums of 15 % have been included to cover the cost of immeasurable items and preliminary and general (P&G) items.

Based on the above comparison it estimated that the proposed route B3 as described above will provide suitable all year access to the site at a minimum cost.

Due to the private nature of the route between the site and the intersection with the Djibo-Belehede road, access could be controlled increasing site and traffic security resulting in a more adequate solution to the site access issue.

20.4 Camp Accommodation and Facilities

All mine, process plant and supporting services senior staff will be accommodated on site, all personnel will be provided with meals on site. The camp will be sited within a radius of 1.5km from the main process plant and administration buildings. The camp will provide accommodation, catering, dining, recreational facilities, telephone and internet facilities for the senior staff at the mine.

A total staff complement of 54 will be accommodated in the camp with the remainder of the staff being recruited from the locality. The camp will be large enough to accommodate the additional company staff required for the construction period.

Expatriates sleeping quarters will consist of two room flatlets of 20 square meters each with their own washroom, the flatlets will be arranged into 6 man units. 6 units have been provided.

The Mine manager will be provided with a 3 bedroom standalone house including separate living room, kitchenette and bathroom.

The plant manager and Engineering manager will be provided with two bedroom standalone houses with separate living room, kitchen and bathroom.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

The remainder of the accommodation will be 4 units of 140 square meters split into 8 single rooms with washrooms.

20.4.1 Kitchen and Catering Facilities

The camp kitchen and catering facilities will feed all personnel, providing three meals per day per person in either the junior or senior staff mess. The catering would be carried out by an outside contractor using the mines facilities. The food storage and kitchens are designed to handle the staff envisaged on site during the construction period. The kitchen and stores will be provided with refrigerators, freezers, microwaves, cookers and deep fat fryers to good commercial standards.

20.4.2 Recreational Facilities

Recreational facilities for use in off shift hours include a bar area, pool and games area equipped with tables, chairs, male and female washrooms, pool table and dartboard.

The bar area will have a satellite TV with DVD video player and a small library.

20.4.3 Laundry

The camp will have a laundry facility which will provide for all laundry/cleaning services which will cater for dirty work clothes and the cleaning of recreational clothing separately. Clothes from the process plant will be cleaned in a separate and secure facility.

20.4.4 Septic Tank and Sewage System

The camp will be provided with a septic tank and filter bed system to cater for the camp requirements. The plant will have a separate septic tank and filter bed system.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

20.5 Mine Support Facilities

The mine support facilities buildings will be centrally located to serve the mining and the process plant, but will be outside of the high security fenced area.

All operations and support staff will be located in a single administration building with workshops, stores and fenced storage area, fuel/lubrication storage and distribution centre and power plant adjacent.

The support services will comprise of the following Buildings/Facilities.

20.5.1 Administration Building

The administration building will house all staff for the operations (except for the process plant technical staff), medical staff and mining contractor offices. The building will be sited adjacent to the main gate.

Office areas for the engineering, geology, surveying safety and secretarial will be provided in the central area of the building with a series of individual air conditioned offices around the perimeter for the senior staff.

20.5.2 Workshop and Plant Stores

The workshop and plant stores building will accommodate all maintenance operations for the plant and plant vehicles. Maintenance will be limited to light fabrication and machining, heavy fabrication and machining will be outsourced. The workshop will be equipped with a lathe, grinding machines, hand tools, cutting and bending facilities and forklift. The mining contractor will provide suitable workshop facilities for his machinery maintenance.

The building will house the stores for the mine; the stores will receive all mine supplies and will be responsible for storage and distribution to the appropriate department. The stores will be provided with a fenced area for storage of larger items and bulk reagents in containers.

20.5.3 Fuel and Lubrication storage and distribution

This equipment will be the responsibility of the Fuel/ Lubricant supplier, he will install and maintain a suitable depot where the fuel can be stored and distributed to the end user. He will be fully responsible for maintaining adequate supplies of fuel for the power plant and the mining contractor.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

The Plant will comprise of the following items:-

Offloading and forwarding pumps(duty and standby)

Fuel Filtration Units (HFO & Diesel Centrifuges and Filters)

2 off 1000 m3 Steel Storage Tanks & 2 off 60 m3 Steel Day Tanks to API 650 (one set diesel, one set HFO)

Trade and Metrology approved bulk resale meters and kerbside bowsers for LV fuelling.

Fire Protection comprising water ring main and hydrants with reels & nozzles and fire extinguishers.

Refuelling baygantries.

Office.

SecurityFencing.

Localised panels, stop/start stations, area lighting, tank gauging system and electrical installation.

Piping (ASTM Schedule 40), valves and dry break couplings.

Lube offloading and forwarding pumps.

Lubricantfiltration units.

Trade & Metrology approved resale meters.

Dispensing Reels with hose and trigger assemblies.

4 off 30 m3 horizontal storage tanks (1 is for waste oil).

Waste Oil Pumps

Packed Lubricant Storage Shed.

20.5.4 Sewage Disposal

Sewage will be treated at one septic tank system for the processing plant facility; the construction will be similar to the unit installed at the camp.

20.5.5 Explosives Magazine Facility

The explosives magazine facility will comprise of an area for explosives and a separate are for the initiation materials. The facility will be the responsibility of the mining contractor both in terms of building in accordance with the regulations in force and maintenance of the area and records.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

20.6 Sanitary Landfill

The domestic garbage will be disposed of in a landfill site located adjacent to the tailings deposition site. The site will be at least 100 meters wide by 200 meters long which is designed for the storage space for the waste generated by the camp and mining operation for the projected 7 year life of mine. The waste will be dumped and compacted in cells to allow for continuous closure of the facility by deposition of at least 1 meter of soil from the mining operation.

The facility will be provided with diversion trenches to handle the surface water run off, with an inner toe drain at the downstream walls of the cells to collect the leachate from the waste and the contaminated run off from the cells. The leachate and run off water will flow into a pond, downstream of the disposal facility, and will be pumped onto the tailings disposal facility.

20.7 Power & Telecommunications

20.7.1 Power

The Belahouro project will use diesel generators located at the plant to meet the power demand of the plant and camp. The calculated requirement of the process plant is 7.25 MW (based on 2Mtpa), the camp and infrastructure will draw a further 2 MW giving a grand total of 9.25 MW.

The Power Plant will comprise of the following:-

Three 6M25, 1800kW, 11kV at 50Hz medium speed generators equipped for running on HFO.

Three 3512B HD, 1200kW continuous 1500kW prime, 11kV at 50Hz High Speed Generators (Standby/Startup System) running on Diesel

Double Busbar system for combined start up of all loads.

Alternators and outgoing feeders

Base Load Power House

Standby Power House

Filters and cooling systems

Electrical Control gear in air condition control room.

Computerand display.

Firefightingsystem.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

The power will be distributed on 11 kV overhead lines with step down transformers in the field. The power plants for the lower throughput will have a similar configuration, the numbers of generator units will reduce accordingly.

20.7.2 Communications

Site communications and the internet services will use a microwave link to the ONATEL (Burkina Faso government service) communications tower. The site telephones and computer system will operate on their own local area network with limited access to the internet and national telephone system.

20.8 Tailings

20.8.1 Tailings Storage

There are 6 main sites to consider for the site of the plant and the tailings facility an initial visit indicated a site which can be located on the co-ordinates 682200/1587800. The site is between the North and Central pits, the tailings can be sited directly West of the plant. This would have to be confirmed by a series of condemnation drilling to prove the ground sterile. The tailings facility would have the capacity for 7.5 million cubic meters and would be 600meters x 600 meters x 20 meters high in the case of the wet storage system. The dry storage system would cover an area of 700meters x 962meters x 20meters high. Both based on 2Mtpa the lower throughput dumps will be smaller in size

20.9 Water Management

20.9.1 General

An integral part of the design of the tailings management facility is the control and management of water from the tailings as well as incident rainfall and run off water. The objective of the control plan is to ensure that sufficient emergency storage capacity exists within the dam at any stage of its life such that maximum inflows of water from the sources described can be accommodated in safety with no risk of overtopping the embankments.

At the same time, and of particular importance at Belahouro, an adequate management of the water available will allow the minimization of water losses into the ground and groundwater systems and via evaporation, maximising the water available to the process and minimising any potential environmental impact.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

20.9.2 Flood Attenuation

Although there is no information available to date on the frequency and magnitude of the rainfall events in the area, it is known that the project is located in a zone of infrequent rainfall events.

The proposed layout of the tailings facility is such that the net inflow of water into the impoundment area will be limited to the incident rainfall and the water being carried by the tailings.

At this stage it is not envisaged that the facility will require the construction of a spillway structure and flood control will be exercised by means of temporary storage of incident rainfall and run off and pumping of the excess water for use in the process as required.

20.9.3 Return Water System

The tailings facility will include a return water system for the recirculation of water into the process plant. Based on the geometrical characteristics of the dam and the topographical location of the plant, the return water system has been devised as a floating barge equipped with suction pumps and a flexible piping system to facilitate the appropriate location of the barge within the tailings pond.

The proposed installation contemplates 2 electric centrifugal pumps (1 operational and 1 stand-by). The barge will be tied to three positions on the edge of the impoundment such that its location within the tailings pond can be easily change. Flexible pipes will serve to transfer the water from the pumps to a permanent pipe located above the final tailings level. This pipe will transfer the water to the recirculation tank at the plant site.

20.9.4 Diversion Structures

The configuration of the facility is such that diversion structures will be minor and only required to protect the downstream toes of the tailings embankments from erosion by run off water.

The actual requirements for diversion structures will be determined during the feasibility and design stages.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

20.9.5 TMF Preliminary Water Balance

The purpose of the TMF pre-feasibility water balance analysis is to estimate the amount of supernatant return that may be available from the slurry discharge paddock TMF and dry stack facility during an average rainfall year. The model assumes that following:

Tailings will be delivered at 60% w/w solids content (the actual solids content of the discharged tailings may increase to 65%) or, at 80% w/w (Filter cake)

The water lockup within the slurry tailings is assumed to be 30%.

Water lockup within filter cake tailings is assumed to be not less than the materials natural moisture content. For the purposes of this pre-feasibility analysis AMEC have assumed this value to be 15%.

Tailings will be discharged from the process plant at an maximum rate of 250 tph for 8010 hours per annum, for the whole six years

Slurried tailings will be transported from the process plant by a dedicated tailings delivery pipe and spigotted sub-aerially onto the beach

Filter cake tailings will be mechanically transported

Where possible, supernatant will be reclaimed and pumped back to the process plant

The TMF will be operated on a 12 hour basis, 365 days per year

The rainfall records are average monthly values, as summarised in Table 1, hydrological data

The evaporation records are average monthly values estimated for the project site.

Excess storm water runoff will be released directly to the environment provided it is in compliance with World Bank environmental standards for industrial water release;

Evaporation loss from the unprotected tailings surface has been neglected.

20.9.5.1 Water Balance Results - Slurry Discharge Option

The quantity of water entering the TMF will be dependent on the moisture content of the tailings being delivered and the level of precipitation occurring over the area. Following processing, tailings are assumed to discharged at an average pulp density of 60% w/w, suggesting that a total of 152 m3 per hour of water will be delivered to the TMF.

The results of the preliminary water balance, based on a 600 m by 600 m paddock facility are summarised on Figure 20-4 below.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Stepped iterations for average maximum (1988) year and minimum (1993) year rainfall events have be modelled assuming average evaporation conditions. AMEC have also assumed that up to 30% of tailings delivery water will be locked within the tailings matrix and not released as free supernatant.

Due to the limited size of the paddock, the model is highly sensitive to losses due to evaporation. AMEC have consequently assumed that evaporation loss from exposed tailings beach will be 100% during days when rainfall exceeds 10 mm.

The preliminary results suggest that during the dry months some 60% of the tailings delivery water could be reclaimed and returned to the process plant, rising to between 80% and 100% during periods of prolonged rains. A more detailed model will be required for feasibility study based on a detailed hydrological water analysis and geotechnical analysis of the proposed tailings.

20.9.5.2 Water Balance Results - Filter Cake Option

Dry tailings will be produced at the process plant at an average pulp density of 80%, with an average moisture content of 10%. Based on similar tailings characteristics, AMEC have assumed that the natural moisture content of the tailings will be approximately 13%. Consequently, entrained water above this percentage will drain from the dry stack over time. A monthly time step model has been developed which suggests that the main source of water reporting from a dry stack facility will be surface runoff. A HDPE lined seepage return sump will be installed equipped with a small pump (up to 50 l/s flow) to return excess runoff to the process plant.

The preliminary results for the water balance are summarised on Figure 20-5 and suggest that during dry periods no water will be returned to the process plant. A more detailed model will be required for feasibility study based on a detailed hydrological water analysis and geotechnical analysis of the proposed dry tailings.

Figure 20-4 : Slurry TMF Preliminary Water Balance

Month		Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Annual
Climatological Data
Rainfall
(Average)	mm	5	0	0	0	0	2	7	19	58	114	161	57	423
Estimated
Raindays	days	1	0	0	0	0	0	1	2	6	11	16	6
(Average)
Rainfall (1988
Max)	mm	0	0	0	0	0	0	25	0	71	163	293	47	599

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Month		Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Annual
Estimated
Raindays	days	3	0	0	0	0	1	4	8	10	23	30	18
(Average)

Rainfall (1993
Min)	mm	16	0	0	0	0	0	1	3	60	48	132	60	320

Estimated
Raindays	days	0	0	0	0	0	0	0	0	2	5	3	0
(Average)

Evaporation
Average	mm	229	236	228	238	260	329	336	325	270	211	166	169	2,996

Average
maximum daily	C	39	37	34	33	36	39	42	41	39	35	33	35
temperature

Average Rainfall

%age abstraction		65%	65%	65%	65%	65%	65%	65%	65%	70%	80%	100%	90%

Abstraction
volume per	m3/mth	68,455	66,247	68,455	68,455	61,830	68,455	66,247	68,455	71,342	84,252	105,31	91,726
month												5

%age
supernatant	6%	8%	9%	9%	9%	8%	7%	6%	6%	7%	11%	13%	6%
pond within TMF

%age release	m3	0	0	0	0	0	0	0	0	0	0	0	0	0

Maximum Rainfall Year 1988

%age abstraction		60%	65%	65%	65%	65%	60%	50%	40%	60%	75%	100%	80%

Abstraction
volume per	m3/mt
month	h	11,152	13,633	14,738	15,776	14,411	11,771	18,747	9,540	12,676	14,489	46,937	12,871

%age
supernatant	6%	6%	8%	8%	9%	8%	7%	10%	5%	7%	8%	26%	7%
pond within TMF

%age release	m3	0	0	0	0	0	0	0	0	0	0	0	0	0

Minimum Rainfall Year 1993

%age abstraction		60%	65%	65%	65%	65%	65%	65%	65%	80%	80%	100%	100%

Abstraction
volume per	m3/mt
month	h	25,971	21,456	19,846	18,450	15,696	12,517	11,256	12,642	17,554	11,814	30,721	19,195

%age
supernatant	6%	14%	12%	11%	10%	9%	7%	6%	7%	10%	7%	17%	11%
pond within TMF

%age release	m3	0	0	0	0	0	0	0	0	0	0	0	0	0

Note: Assuming 60% pulp density, 30% interstitial tailings water retention, starting supernatant pond of 74,000 m2 (21% of paddock area). Based on an average process water requirement for slurry transport of 3,650 m3/day

Figure 20-5 : Dry Stack Preliminary Water Balance

Month		Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Annual
Climatological Data
Rainfall
(Average)	mm	5	0	0	0	0	2	7	19	58	114	161	57	423

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Month		Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Annual
Raingfall (1988
Max)	mm	0	0	0	0	0	0	25	0	71	163	293	47	599

Rainfall (1993
Min)	mm	16	0	0	0	0	0	1	3	60	48	132	60	320

Evaporation
Average	mm	229	236	228	238	260	329	336	325	270	211	166	169	2,996

Average
maximum daily	C	39	37	34	33	36	39	42	41	39	35	33	35
temperature
Seepage/Runoff Return to Process Plant

Y2 Average
Rainfall Year	m3	186	644	0	644	644	797	138	2,115	7,838	15,842	22,403	8,015	59,267

Pumping Hours
@ 25 l/s	Hrs	0	1	0	1	0	0	0	15	81	173	249	86	605

Y2 1998
Maximum	m3	0	644	0	644	644	665	3,138	644	9,680	22,661	40,452	6,703	85,877
Rainfall Year

Pumping Hours
@ 25 l/s	Hrs	0	1	0	1	0	0	26	0	102	250	453	71	904

Y2 1993
Minimum Rainfall	m3	952	644	0	644	644	644	717	915	8,015	6,679	18,386	8,491	46,732
Year

Pumping Hours
@ 25 l/s	hrs	5	1	0	1	0	0	0	1	83	70	203	91	455

Y6 Average
Rainfall Year	m3	1,461	644	0	644	644	509	3,689	10,983	29,866	54,000	69,546	23,922	195,908

Pumping Hours
@ 50 l/s	hrs	5	0	0	0	0	0	16	57	163	299	386	131	1,058

Y6 1988
Maximum	m3	0	644	0	644	644	741	16,567	644	36,596	77,199	126,06	19,919	279,665
Rainfall Year												6

Pumping Hours
@ 50 l/s	hrs	0	0	0	0	0	0	88	0	201	428	702	109	1,528

Y6 1993
Minimum Rainfall	m3	4,981	644	0	644	644	644	958	1,295	30,514	22,826	56,966	25,375	145,493
Year

Pumping Hours
@ 50 l/s	hrs	25	0	0	0	0	0	1	3	167	125	316	139	775

20.10 Water Abstraction Options

Two alternative water abstraction options have been briefly reviewed with the potential to provide water to the CIP process plant i.e.:

Localsurface impoundment

Groundwater Aquifer

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

20.10.1 Groundwater Aquifer

The proposed site is located some 40 Km north of the Inata site at the Ninga aquifer, within the sedimentary rocks.

No pump tests are available to date and therefore there is no certainty on the suitability of the aquifer to satisfy the project water supply requirements.

The proposed well field is located in the approximate coordinates 682000E, 1627000N and will require a 15 Km long HDPE or steel pipeline for the pumping of water as well as a 3 m wide non surface access track. It is estimated that the pipe will require to be supported above ground.

Figure 20-6 below presents the capital cost estimate for the construction of a water supply pipeline and associated well field.

Figure 20-6 : Cost Estimation - Water Supply Pipeline and Well field

Item	Unit	Quantity	Rate	Amount (US$)
200 mm 20PN Steel pipe	m	40 000	$25.00	$1,000,000.00
Air Valves (50 mm)	No.	40	$65.00	$2,600.00
Scour Valves (150 mm gate)	No.	40	$660.00	$26,400.00
Isolation Valves	No.	40	$400.00	$16,000.00
Non-Return Valves	No.	40	$400.00	$16,000.00
Support Plinths	No.	26 000	$10.00	$260,000.00
55 kW diesel pumps	No.	2	$50,000.00	$100,000.00
Alignment clearance (3m wide)	Ha	15	$2,600.00	$39,000.00
Boreholes	No.	5	$35,000.00	$175,000.00
Subtotal				$1,635,000.00
15% Unmeasured items				$245,250.00
15% P&G's				$245,250.00
Total Estimated Cost				$2,125,500.00

20.10.2 Surface Impoundments

Three potential sites have been identified which may be suitable for the development of a barrage retention facility, as summarised in the following sections:

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

20.10.2.1 Sona Barrage

The site at Sona is one of the proposed sites, the land is primarily very flat and at present there is ponding, which borders on to the village of Filo. There are three major issues to building suitable barrages to raise the water level by 5 meters.
  The villages of Filo and Sona would have to be resettled with all the attendant costs and probable delays.

  The evaporation rate is an imponderable, generally because of the vast area required.

  A 5 km long pipeline and extraction point is required.

The proposed site for the Sona Barrage is presented in Figure 31-34, including the potential inundation area with an estimated total area of inundation of approximately 55 Km2.

Figure 20-7 below presents the capital cost estimate for the construction of a water retaining barrage at Sona for the supply of water for mining and processing operations.

Figure 20-7 : Cost Estimation - Sona Barrage 2200m long @ 5m high

Item	Unit	Quantity	Rate	Amount (US$)
Bush clearance and Top soil Stripping	Ha	7.2	$26,500.00	$190,800.00
Compensations	ps	1	$250,000.00	$250,000.00
Rip to 300 mm depth, clear, moisture condition and
compaction of foundation	m2	72,000	$1.30	$93,600.00
Class I selected earth fill win, haul, place and compact	m3	160,000	$7.25	$1,160,000.00
Supply and place drainage gravel (estimated)	m3	3,050	$23.00	$70,150.00
Cemented Rip Rap for Spillway Channel	m3	240	$50.00	$12,000.00
Spillway Channel Excavation	m3	1,800	$3.00	$5,400.00
Access Road	Km	10	$10,000.00	$100,000.00
Water Pipe line Barrage to Site	Km	10	$42,000.00	$420,000.00
Village resettlement	ps	1	$500,000.00	$500,000.00
Subtotal				$2,801,950.00
15% Unmeasured items				$420,292.50
15% P&G's				$420,292.50

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Item	Unit	Quantity	Rate	Amount (US$)
Total Estimated Cost				$3,642,535.00

20.10.2.2 Bouro Barrage

The site at Bouro has similar characteristics to that at Sona, land is primarily flat and a vast area is required for the impoundment, which encompasses Bouro. There are three issues with building suitable barrages to raise the water level by 5 meters.

The village at Bouro, which is quite extensive, would have to be resettled with all the attendant compensation costs and probable delays.

The evaporation rate is an imponderable, generally because of the vast area required (approximately, 48 Km2)

A 15km long pipeline and extraction point is required.

The proposed site for the Bouro Barrage is presented in Figure 31-35, including the potential inundation area with an estimated total area of inundation of approximately 48 Km2.

Figure 20-8 below presents the capital cost estimate for the construction of a water retaining barrage at Bouro for the supply of water for mining and processing operations.

Figure 20-8 : Cost Estimation - Bouro Barrage

Item	Unit	Quantity	Rate	Amount (US$)
Bush clearance and Top soil Stripping	Ha	3.3	$26,500.00	$87,450.00
Compensations	ps	1	$750,000.00	$750,000.00
Rip to 300 mm depth, clear, moisture condition and
compaction of foundation	m2	30 000	$1.30	$39,000.00
Class I selected earth fill win, haul, place and compact	m3	120 000	$7.25	$870,000.00
Supply and place drainage gravel	m3	500	$23.00	$11,500.00
Rip Rap US and DS 400 mm average thick	m2	21 300	$7.50	$159,750.00
Reinforced Concrete Weir 400 mm thick	m3	320	$600.00	$192,000.00
Water Pipe line Barrage to Site	Km	10	$42,000.00	$420,000.00
Village resettlement	ps		$1,000,000.00	$1,000,000.00
Subtotal				$3,529,700.00
15% Unmeasured items				$529,455.00
15% P&G's				$529,455.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Item	Unit	Quantity	Rate	Amount (US$)
Total Estimated Cost				$4,588,610.00

20.10.2.3 Mormossal Barrage

The site at Mormossal has similar characteristics to that at Sona, the land is primarily flat and at present there is ponding, which borders on to the village of Filo. There are five major issues to building suitable barrages to raise the water level by 4 meters.
  The village at Filio, would have to be resettled with all the attendant compensation costs and probable delays.

  There would be a possible impingement on the village of Sono

  The village at Belahouro may be at risk.

The evaporation rate is an imponderable, generally because of the vast area required. A 12km long pipeline and extraction point is required.

The proposed site for the Mormossal Barrage is presented in Drawing 0207GEN1206A, including the potential inundation area with an estimated total area of inundation of approximately 48 Km2.

Figure 20-9 below presents the capital cost estimate for the construction of a water retaining barrage at Mormossal for the supply of water for mining and processing operations.

Figure 20-9 : Cost Estimation - Mormossal Barrage 2500m long @ 4m high

Item	Unit	Quantity	Rate	Amount (US$)
Bush clearance and Top soil Stripping	Ha	8.2	$26,500.00	$216,618.00
Compensations	ps	1	$375,000.00	$375,000.00
Rip to 300 mm depth, clear, moisture condition and
compaction of foundation	m2	82,000	$1.30	$106,600.00
Class I selected earth fill win, haul, place and compact	m3	182,000	$7.25	$1,319,500.00
Supply and place drainage gravel (estimated)	m3	3,500	$23.00	$80,500.00
Cemented Rip Rap for Spillway Channel	m3	500	$50.00	$25,000.00
Spillway Channel Excavation	m3	1,800	$3.00	$5,400.00
Access Road	Km	13	$10,000.00	$130,000.00
Water Pipe line Barrage to Site	Km	12	$42,000.00	$504,000.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Item	Unit	Quantity	Rate	Amount (US$)
Village resettlement	ps	1	$375,000.00	$375,000.00
Subtotal				$3,143,218.00
15% Unmeasured items				$471,482.70
15% P&G's				$471,482.70
Total Estimated Cost				$4,086,183.40

20.10.3 Recommendation

The estimations above are based on order of magnitude estimates of quantities and estimated rates for Burkina Faso. The comparison has not taken into account the potential water supply capacity of the different options considered, as there is insufficient information at this stage to assess such potential.

It has been considered therefore, that each of the options considered above is capable of supplying the project with sufficient water for the treatment of 2Mt per annum of ore.

The comparison does not include any assessment of the potential resistance for the resettlement of either the Bouro or Sona villages but a simple estimation of resettlement and potential compensation costs based on the population on each village.

To provide a robust solution, the Ninga groundwater aquifer is a favoured solution and should be investigated further.

Both the tailings deposition and the water supply need further investigation before the project can proceed to the next phase the robustness of these areas is one of the key areas for the project.

20.11 Capital Costs

The Capital Costs for the infrastructure and services are as per Figures 20-10, 20-11, 20-12 and 20-12. The following assumptions were made:-

  Option B3 is used for the Access Road capital costs.

  The Mine Water Supply is via the Groundwater Aquifer option.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 20-10 : Services - Capital Cost Estimate Summary Level 3 (2Mtpa )

Cost Area Services	Unit	Quantity	Rate	Amount (US$)
Power Supply (Plant & Accom)				$14,997,413.00
CAT 6M25	Lot	1		-
CAT 3512B HD	Lot	1		-
CAT C18 Set for Camp	Lot	1		-
Used Gensets for Construction Period	Lot	1		-
Set Accessories	Lot	1		-
Delivered to Site	Lot	1	$10,637,340.00	$10,637,340.00
Fire Fighting Equipment	Lot	1	$371,070.00	$371,070.00
Civil Works, buildings	Lot	1	$2,226,420.00	$2,226,420.00
Transportation	Lot	1	$896,752.50	$896,753.00
Local Labour	Lot	1	$865,830.00	$865,830.00
Contingency			7.5%	$1,124,806.00
Water Supply				$2,203,435.00
Piping supply	Lot	1	$1,321,000.00	$1,321,000.00
Pump Station	Lot	1	$223,568.00	$223,568.00
Installation	Lot	1	$350,758.00	$350,758.00
Transport	Lot	1	$308,109.00	$308,109.00
Contingency			7.5%	$165,258.00
Fuel	Lot	1	$10,000.00	$10,000.00
General				$1,137,963.00
Power & water supply Import Duty, PSI & Service
Fees				$1,137,963.00
Contingency			2.5%	$28,449.00
Subtotal Services				$18,348,811.00

Figure 20-11 : Services - Capital Cost Estimate Summary Level 3 (1.5Mtpa )

Cost Area Services	Unit	Quantity	Rate	Amount (US$)
Power Supply (Plant & Accom)				$12,747,801.00
CAT 6M25	Lot	1		-
CAT 3512B HD	Lot	1		-
CAT C18 Set for Camp	Lot	1		-
Used Gensets for Construction Period	Lot	1		-
Set Accessories	Lot	1		-
Delivered to Site	Lot	1	$10,637,340.00	$9,041,739.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area Services	Unit	Quantity	Rate	Amount (US$)
Fire Fighting Equipment	Lot	1	$371,070.00	$315,410.00
Civil Works, buildings	Lot	1	$2,226,420.00	$1,892,457.00
Transportation	Lot	1	$896,752.50	$762,240.00
Local Labour	Lot	1	$865,830.00	$735,956.00
Contingency			7.5%	$956,085.00
Water Supply				$2,203,435.00
Piping supply	Lot	1	$1,321,000.00	$1,321,000.00
Pump Station	Lot	1	$223,568.00	$223,568.00
Installation	Lot	1	$350,758.00	$350,758.00
Transport	Lot	1	$308,109.00	$308,109.00
Contingency			7.5%	$165,258.00
Fuel	Lot	1	$10,000.00	$10,000.00
General				$1,137,963.00
Power & water supply Import Duty, PSI & Service
Fees				$992,165.00
Contingency			2.5%	$24,804.00
Subtotal Services				$15,953,401.00

Figure 20-12 : Services - Capital Cost Estimate Summary Level 3 (1.0Mtpa )

Cost Area Services	Unit	Quantity	Rate	Amount (US$)
Power Supply (Plant & Accom)				$9,392,709.00
CAT 6M25	Lot	1		-
CAT 3512B HD	Lot	1		-
CAT C18 Set for Camp	Lot	1		-
Used Gensets for Construction Period	Lot	1		-
Set Accessories	Lot	1		-
Delivered to Site	Lot	1	$6,122,655.00	$6,122,655.00
Fire Fighting Equipment	Lot	1	$278,303.00	$278,303.00
Civil Works, buildings	Lot	1	$1,669,815.00	$1,669,815.00
Transportation	Lot	1	$672,564.00	$672,564.00
Local Labour	Lot	1	$649,373.00	$649,373.00
Contingency			7.5%	$704,453.00
Water Supply				$2,203,435.00
Piping supply	Lot	1	$1,321,000.00	$1,321,000.00
Pump Station	Lot	1	$223,568.00	$223,568.00
Installation	Lot	1	$350,758.00	$350,758.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area Services	Unit	Quantity	Rate	Amount (US$)
Transport	Lot	1	$308,109.00	$308,109.00
Contingency			7.5%	$165,258.00
Fuel	Lot	1	$10,000.00	$10,000.00
General				$725,434.00
Power & water supply Import Duty, PSI & Service
Fees				$725,434.00
Contingency			2.5%	$18,136.00
Subtotal Services				$12,331,579.00

Figure 20-3 : Infrastructure - Capital Cost Estimate Summary Level 3

Cost Area Services	Unit	Quantity	Rate	Amount (US$)
Site Earthworks & Access Road				$810,192.00
General Access Road Earthworks	Lot	1		$611,192.00
Pipe Culvert Crossing	Lot	1		$5000.00
French Crossing	Lot	1		$19,000.00
Estimated Detailed Design Engineering	Lot	1		$60,000.00
Estimated Technical Site Management	Lot	1		$70,000.00
Preliminary & General	Lot	1		$25,000.00
Site Roads	m	1,000.00	$20.00	$20,000.00
Contingency			15.0%	$121,259.00
Accommodation				$1,012,070.00
Construction/Senior Accommodation sub-totals				$791,118.00
6 Man Unit			$314,880.00	$314,880.00
Camp Office			$34,398.00	$34,398.00
Camp Store			$36,750.00	$36,750.00
Camp Mess			$259,200.00	$259,200.00
Camp Power house			$19,110.00	$19,110.00
Camp Staff Toilet			$10,500.00	$10,500.00
Light Vehicle Workshop			$35,280.00	$35,280.00
Security Wall			$28,000.00	$28,000.00
Water Treatment	Lot	1	$35,000.00	$35,000.00
Bore water distribution	m	4,000	$4.50	$18,000.00
Management Accommodation sub-totals				$220,952.00
Mine Manager House (3 BR)			$60,352.00	$60,352.00
Self-Contained Unit			$160,600.00	$160,600.00
Contingency			12.5%	$126,509.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area Services	Unit	Quantity	Rate	Amount (US$)
Buildings				$619,704.00
Administration Offices			$191,100.00	$132,300.00
Changehouse			$75,000.00	$75,000.00
Clinic & Training room			$66,000.00	$66,000.00
Laboratory			$29,400.00	$29,400.00
Plant Workshop			$73,500.00	$73,500.00
Store (incl.' in Plant Workshop)				-
Reagent Store (incl.' in Plant Workshop)				-
Security/Gate House			$10,584.00	$10,584.00
Plant Control Room (incl.' in plant)			$19,110.00	$19,110.00
MCC Building (incl.' in plant)				-
Power House			$44,100.00	$44,100.00
Junior Staff Mess & Kitchen			$120,960.00	$120,960.00
Ablutions			$48,750.00	$48,750.00
Contingency			12.5%	$77,463.00
Equipment & Fittings				$1,275,676.00
Office equipment & furniture : See - "Equip & Fittings"				$152,128.00
Communications : See - "Equip & Fittings"				$21,228.00
Mobile Equipment : See - "Equip & Fittings"				$867,118.00
Safety, First Aid & Fire Protection	Lot	1	$15,000.00	$15,000.00
Lab & Other Equipment : See - "Equip & Fittings"				$220,201.00
Contingency			10.0%	$159,459.00
Subtotal Pre-Production				$3,717,642.00

20.12 Operating Costs

The operating costs for the infrastructure and power have been generated and are predicted to be as per the Figure 20-14 below. The power costs generated have been based on a Bond Work Index of 10, the testwork which has been carried out thus far indicates a higher indices, we believe this to be skewed and have therefore looked at similar ores. The testwork being carried out will confirm this assumption.

Figure 20-14 : Processing Costs

Throughput	Wet Tailings System		Dry Tailings System

	Cost/tonne milled	Annual Cost	Cost/tonne milled	Annual Cost

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Throughput	Wet Tailings System		Dry Tailings System

	Cost/tonne milled	Annual Cost	Cost/tonne milled	Annual Cost

2 Million tonnes per annum	$4.34	$8,673,853	$4.34	$8,673,853

1.5 Million tonnes per annum	$4.53	$6,785,586	$4.53	$6,785,586

1 Million tonnes per annum	$5.01	$5,009,055	$5.01	$5,009,055

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

21 MANPOWER

The manpower complement is summarized in Figure 19.9.1. The total mine complement is 117. The mine will use company employees for all aspects of processing, maintenance, general and administration services. Contractors will operate the mining and catering facility. The mine will be managed by a senior management team led by the mine manager, the team will comprise of:-

Mine Manager

Plant Manager

Engineering Manager

Purchasing Manager

Production Manager

All other supervising staff, employees and contractors will report to or through these positions.

21.1 General & Administration

The General Services & Administration include all personnel not involved in the mining, processing or engineering departments. The department comprises:- procurement, human resources, security, accommodation & catering and will be responsible for providing managerial, accounting, procurement, warehousing and personnel related functions to the mine. They will also be responsible for all permits & licence applications and insurance matters.

All Expatriates and non locals will stay in the mine camp while the local employees will be bussed to and from work on a daily basis. Expatriates will work on a rotation of 10 weeks on mine with 2 weeks on out of country leave. Process plant staff will work 12hour shifts for 12 days with 3 days off.

Expatriate salaries are based on international ranges, the Burkina Faso salaries are based on comparable ranges for similar types of work elsewhere in the country.

All personnel except the contractor's staff will be the directly employed by the mine company. As the project progresses a number of senior management positions, initially staffed by expatriates will be staffed by Burkina Faso citizens.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

21.2 Ouagadougou Office

The mine will be fully autonomous and therefore the operation of the office in Ouagadougou will have no implications.

21.3 Capital Costs

The capital costs covering the vehicles, buildings, furniture and equipment used by the General and Administration staff are included in the infrastructure and services capital expenditures. The total vehicle cost is $867,118

21.4 Operating Costs

The operating costs for this area are included in the operating costs for the infrastructure and services operating costs with the labour portion included with the processing operating costs.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

22 ENVIRONMENTAL CONSIDERATIONS

22.1 Environmental study requirements

Figure 22-1 illustrates the environmental studies required at each phase of the development of the mine. The scanning study was completed in April 1999. To advance to Feasibility Level a scoping study followed by a full Environmental Impact Assessment with Environmental Management Plan is being undertaken by Socrege SA of Burkina Faso.

Figure 22-1 : Required Environmental Studies

Project stages	Environmental	Objectives
studies
Pre-feasibility	Scanning study	Identify environmental opportunities and constraints
Input into project planning decisions
Identify any obvious fatal flaws (environmental problems that are impossible or prohibitively expensive to manage and render the project unacceptable
Identify applicable environmental legislation (including authorisations/
permits) and the requirements for planning
Define the scope of succeeding environmental work as far as is possible
Feasibility	Scoping	Identify issues on which attention needs to be focused in the succeeding EIA
Define the scope of specialist investigation of these issues in the EIA stage
Identify feasible alternatives that require further investigation
Identify IAPs and involve them in the scoping process (inform them of the project, encourage them to share relevant information on the project environment, enable them to identify opportunities that may be created by the project and express concerns they may have about the project)
Note that IAP involvement in the scoping of the EIA is considered essential .
	EIA	Input into project planning decisions, including the decision whether the project is feasible
Develop an environmental management plan (EMP). In countries where there is a requirement to obtain environmental authorisation, this plan becomes legally binding when authorisation is granted. The plan, therefore, defines the
"conditions of authorisation of the development". In future complementary auditing legislation will be introduced to check compliance with the EMP.
To achieve the above, specialist investigations of the issues identified in the scoping stage are undertaken. The scope of specialist investigation required is defined in the scoping stage. The specialist investigations will involve some baseline data collection, but are far more focused on predicting potential impacts and identifying management measures than defining the pre-mining environment in detail.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Project stages	Environmental	Objectives
studies
Detailed design	Baseline	It is important that the baseline information collection is focused and that no
	investigations	time and effort is wasted collecting information which will be of no value at a later stage. The modern view is that baseline investigations should happen after the environmental assessment. The purpose of the baseline investigations is to define the conditions in the pre-development environment as precisely as possible. The monitoring data collected in the construction, operational and closure phases can then be compared against the baseline.
Often, when the baseline data is collected before the potential impacts are understood, the wrong data is collected.
The baseline investigations can also be viewed as the start of the impact monitoring programmes.
Construction	Implement	Achieve environmental management objectives defined in the environmental
	environmental	policy and EMP (environmental management needs to be integrated into the
	management	organisation's management system)
Monitor implementation of environmental management
	Monitoring and	Monitor impacts / the effectiveness of management measures in mitigating
	auditing	impacts
Audit environmental compliance (compliance with conditions of
	Closure planning	environmental authorisation)
Audit environmental performance (the effectiveness of the organisations management system in ensuring environmental management performance
Throughout the life of the operation check that the closure objectives are clearly defined, the monitoring data collected will be meaningful at closure and that management measures are implemented timeously to ensure that environmental liabilities at closure are negligible.

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Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

23 CONSTRUCTION MANAGEMENT AND SCHEDULE

Two construction management teams will be engaged, one will construct the process plant and one to construct the infrastructure and services. A site manager will report to the project manager and will have the following duties and responsibilities:-

Primary interface between head office and site personnel.

Responsibility for the construction and schedule.

Ensure efficient and effective relationship with the community.

Cost management of site.

The site manager will be assisted by the following support staff:-

Camp Manager

Safety Officer

Admin & HR Officer

Planning Manager

Each area will have a separate construction area manager who will report to the site manager and will take responsibility for all issues within their areas. The following senior supervisory personnel will assist each construction area manager and will manage the separate construction functions.

Civils                           who will manage the appointed civil contractor.

Structural                   who will manage the appointed Steelwork erection contractor.

Mechanical                who will manage the appointed Mechanical erection contractor.

Electrical                     who will manage the appointed Electrical installation contractor.

Instrumentation        who will manage the appointed C & I installation contractor.

The construction crew will hand over the plant and infrastructure to the commissioning crew a cold commissioned plant.

23.1 Schedule

The proposed Gantt Chart showing the project execution plan is included in the appendices. The Key dates are summarised below in Figure 23-1:-

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 23-1 : Schedule

Activity	Milestone Date
Raising of Finance	Week 1 to Week 8
Notice of EPCM Award	Week 8
Plant Design	Week 9 to Week 31
Order Long Lead Equipment incl. Mill, Power Plant etc	Week 9
Procurement	Week 9 to Week 47
Civil Contractor Mobilisation & Site establishment	Week 22
Start of Infrastructure Construction	Week 9
Start of Process Plant Construction	Week 24
Power Plant Commissioning	Week
Plant Commissioning	Week 56
First Ore to Plant	Week 57
First Gold Pour	Week 59

23.2 Capital Costs

Figure 23-2 shows the capital cost indicated as "owner's costs" for the provision of the construction team and equipment to build the mine. The total cost for the "owners costs" are $2,272,620.00.

Figure 23-2 : Owner's Costs - Capital Cost Estimate Summary Level 3

Cost Area Services	Unit	Quantity	Rate	Amount (US$)
Pre-Production Costs				$1,284,620.00
Pre-Production Labour : See "Owners PreProd
Sheet"				$613,266.00
Regional Office Support : See "Owners PreProd
Sheet"				$221,599.00
Insurances : See "Owners PreProd Sheet"				$85,696.00
Accommodation & messing : See "Owners Admin
Contract Sheet"				$93,259.00
Contract Security : See "Owners Admin Contract
Sheet"				$20,280.00
Mobile Equipment Expenses : See "Owners Mob
Equip Sheet"				$105,312.00
Licence Fees	1	Lot		$50,000.00
Site power generation	1	Lot		$30,760.00
Pre-Hire Medicals	1	Lot		$9,907.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area Services	Unit	Quantity	Rate	Amount (US$)
Communications	1	Lot		$23,140.00
Air Transport	1	Lot		$22,500.00
Public Relations	1	Lot		$9,000.00
Contingency			12.5%	$160,578.00
Working Capital				$988,000.00
Working Capital	2	mths	$988,000.00	$988,000.00
Gold Credit	2	mths		$0.00
Contingency			10.0%	$98,800.00
Legal & Audit Fees, Financing Charges & Capitalised
Interest				$400,000.00
Contingency			10.0%	$40,000.00
Subtotal Owner's Costs				$2,672,620.00

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

24 CAPITAL AND OPERATING COST ESTIMATES

24.1 Capital Costs

The capital cost estimate includes for all site preparation, infrastructure and facilities construction, fixed and mobile equipment for the processing plant and services. The capital estimate also includes for the camp and catering for the employers construction and project team as well as personal safety equipment and monitoring from head office and relevant consultants. The capital estimates for the various scenario's are summarised in Figures 24-1 to 24-6.

Taxation implications and duties are not clear at the time of writing this report and have therefore been included for at the rates ruling at the time of the report. No cognisance has been taken of any tax rebates, tax deals or duty reductions.

Figure 24-1 : Dry Tailings System - 2.0 MTPA Capital Cost Estimate: Summary Level 1

Cost Area		Capital Cost US$
Mining		$89,097
Processing		$20,326,745
Services		$18,348,811
Infrastructure		$3,857,741
	Direct Capital Subtotal	$42,622,394
EPCM	15%	$6,393,359
Owners Costs		$2,626,223
	Direct and Indirects Subtotal	$51,641,976
Contingency	8%	$3,932,614
PROJECT TOTAL		$55,574,590
Rehab Capital		$792,739

Figure 24-2 : Wet Tailings System - 2.0 MTPA Capital Cost Estimate: Summary Level 1

Cost Area		Capital Cost US$
Mining		$89,097
Processing		$20,227,886
Services		$18,348,811
Infrastructure		$3,717,642
	Direct Capital Subtotal	$42,383,436
EPCM	15%	$6,357,515
Owners Costs		$2,672,620

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area		Capital Cost US$
	Direct and Indirects Subtotal	$51,413,571
Contingency	8%	$3,952,149
PROJECT TOTAL		$55,365,720
Rehab Capital		$839,068

Figure 24-3 : Wet Tailings System - 1.5 MTPA Capital Cost Estimate: Summary Level 1

Cost Area		Capital Cost US$
Mining		$89,097
Processing		$15,457,614
Services		$15,953,401
Infrastructure		$3,717,642
	Direct Capital Subtotal	$35,367,021
EPCM	15%	$5,282,663
Owners Costs		$2,672,620
	Direct and Indirects Subtotal	$43,173,037
Contingency		$3,351,180
PROJECT TOTAL		$46,524,217
Rehab Capital		$839,068

Figure 24-4 : Dry Tailings System - 1.5 MTPA Capital Cost Estimate: Summary Level 1

Cost Area		Capital Cost US$
Mining		$89,097
Processing		$15,606,881
Services		$15,953,401
Infrastructure		$3,717,642
	Direct Capital Subtotal	$35,367,021
EPCM	15%	$5,305,053
Owners Costs		$2,672,620
	Direct and Indirects Subtotal	$43,344,694
Contingency		$3,370,912
PROJECT TOTAL		$46,715,606
Rehab Capital		$792,739

Figure 24-5 : Wet Tailings System - 1.0 MTPA Capital Cost Estimate: Summary Level 1

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cost Area		Capital Cost US$
Mining		$89,097
Processing		$12,656,233
Services		$12,331,579
Infrastructure		$3,717,642
	Direct Capital Subtotal	$35,367,021
EPCM	15%	$4,319,182
Owners Costs		$2,672,620
	Direct and Indirects Subtotal	$35,786,353
Contingency		$2,841,005
PROJECT TOTAL		$38,627,358
Rehab Capital		$839,068

Figure 24-6 : Dry Tailings System - 1.0 MTPA Capital Cost Estimate: Summary Level 1

Cost Area		Capital Cost US$
Mining		$89,097
Processing		$13,050,809
Services		$12,331,579
Infrastructure		$3,717,642
	Direct Capital Subtotal	$29,194,127
EPCM	15%	$4,379,119
Owners Costs		$2,257,299
	Direct and Indirects Subtotal	$35,830,545
Contingency		$2,842,440
PROJECT TOTAL		$38,672,985
Rehab Capital		$669,778

24.2 Operating Costs

The operating costs have been calculated on the basis of 2, 1.5 & 1 million tonnes milled per annum and are summarised in tables 24.2.1 to 24.2.6 and are based on CIL plants. The costs are skewed in terms of power, which is a major component, due to the unexpectedly high Bond Work Index stated in the previous test work. The test work being carried out in the next campaign will clarify this and should result in lower operating costs.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 24-7 : 2.0 MTPA Dry Tailings System

Item	Annual Cost (US $)	Unit Cost (US $ / Tonne Milled)
Consumables	$5,251,600.00	$2.63
Labour	$2,009,562.00	$1.00
Power	$6,143,365.00	$3.07
Infrastructure	$2,530,488.00	$1.27
Tailings	$903,653.00	$0.45
Total	$16,838,668.00	$8.42

No allowance has been made for savings in cyanide or possible reduction in CAPEX due to reduced water usage.

Figure 24-8 : 2.0 MTPA Wet Tailings System

Item	Annual Cost (US $)	Unit Cost (US $ / Tonne Milled)
Consumables	$5,251,600.00	$2.63
Labour	$2,009,562.00	$1.00
Power	$6,143,365.00	$3.07
Infrastructure	$2,530,488.00	$1.27
Tailings	$0.00	$0.00
Total	$15,935,015.00	$7.97

Figure 24-9 : 1.5 MTPA Dry Tailings System

Item	Annual Cost (US $)	Unit Cost (US $ / Tonne Milled)
Consumables	$3,960,800.00	$2.64
Labour	$2,009,562.00	$1.34
Power	$4,222,618.00	$2.82
Infrastructure	$2,562,968.00	$1.71
Tailings	$995,153.00	$0.66
Total	$12,755,948.00	$9.17

No allowance has been made for savings in cyanide or possible reduction in CAPEX due to reduced water usage.

Figure 24-10 : 1.5 MTPA Wet Tailings System

Item	Annual Cost (US $)	Unit Cost (US $ / Tonne Milled)
Consumables	$4,838,300.00	$3.23
Labour	$2,009,562.00	$1.34

Project Report
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Item	Annual Cost (US $)	Unit Cost (US $ / Tonne Milled)
Power	$4,222,618.00	$2.82
Infrastructure	$2,562,968.00	$1.71
Tailings	$0.00	$0.00
Total	$13,633,448.00	$9.10

Figure 24-11 : 1.0 MTPA Dry Tailings System

Item	Annual Cost (US $)	Unit Cost (US $ / Tonne Milled)
Consumables	$2,648,200.00	$2.65
Labour	$2,022,062.00	$2.02
Power	$2,508,391.00	$2,51
Infrastructure	$2,500,664.00	$2.50
Tailings	$280,367.00	$0.28
Total	$9,959,684.00	$9.96

Figure 24-12 : 1.0 MTPA Wet Tailings System

Item	Annual Cost (US $)	Unit Cost (US $ / Tonne Milled)
Consumables	$2,648,200.00	$2.65
Labour	$2,022,062.00	$2.02
Power	$2,508,391.00	$2.51
Infrastructure	$2,500,664.00	$2.50
Tailings	$0.00	$0.00
Total	$9,679,317.00	$9.68

24.3 Sustaining Capital

Sustaining and equipment rebuild and replacement costs have been estimated assuming a mine life of 7 years and a closure provision of $25000 per annum. The total cost would be $575900 over the 7 year life of mine.

This assumes the mine staff carries out the raising of the tailings dam walls and the contract mining scenario is maintained.

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

25 MARKETS AND CONTRACTS

The sale of Gold will be made directly to the refiners with the revenue being raised at that point. It is not anticipated that forward sales of gold will be undertaken unless it is required as part of a financing package by the lender.

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

26 INTERPRETATION AND CONCLUSIONS

26.1 Exploration and Resource Potential

The mesothermal genetic model for gold mineralization within the Belahouro Gold Project is well understood and is consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. Additional work is required to understand the paragenesis within any given deposit and determine possible structural or magmatic relationships between the various zones of mineralization.

The potential to expand the resource base within the Belahouro Project (Inata) remains significant, with several high priority areas identified. A commitment to on-going exploration is highly likely to increase the resource base, thereby increasing the projected life of the proposed CIL operation.

26.2 Data Adequacy and Reliability

The sampling procedures adopted for all exploration activities are generally considered to be representative and unbiased. Samples afforded by diamond coring within the oxide zone are of low quality, however the recoveries generated by RC drilling are of high quality.

Reproducibility is evident in the field duplicate RC analyses completed during the Goldbelt drilling programs. RC sampling and sample preparation continue to require close supervision to ensure adequate representivity.

Umpire assaying is currently being completed with 5% of the mineralized intercepts being investigated. This procedure will enable a final review of the dataset.

RSG Global has completed extensive database verification and, while errors were identified and corrected prior to resource estimation, the database is now considered to meet accepted industry standards.

The Mineral Resource statement determined for Inata as at 30 September 2005 have been prepared and reported by RSG Global in accordance with Canadian National Instrument 43-101, 'Standards of Disclosure for Mineral Projects' of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000. Furthermore, estimation and classification is consistent with the Australasian Code for the 'Reporting of Identified Mineral Resources and Ore Reserves' of September 1999 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

27 RECOMMENDATIONS

It is recommended that Goldbelt:-

Collect high confidence topographic data.

Collect a spatially representative bulk density database.

Undertake extensional drilling to better define the down dip and along strike extents of the Inata mineralization.

Review potential to expand the resource base within the Belahouro Project

Proceed with the pre feasibility study. This study should investigate the viability of establishing a moderate tonnage mining and CIL processing operation to encompass both the oxide and primary resources and possible heap leach operation.

If not already available, a suite of multi-element assays be collected for metallurgical and environmental investigations. This can readily be achieved by assay of umpire assay pulps.

Ongoing refinement of the geological model is completed.

Investigate methods to reduce capital and working costs by considering used equipment, leasing accommodation, reducing power demand, and a Joint Venture (JV) with power/fuel supplier.

Further metallurgical test work is carried out to establish robust parameters which should reflect in lower operating costs and better recoveries.

Further investigation is carried out to establish the optimum water supply to the mine.

  Further investigation is carried out to establish the optimum road alignment to the mine.

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

28 REFERENCES AND SOURCES OF INFORMATION

BHP Limited	Various internal reports and internal documentation.

Cavey G, Gunning D,.	December 2004 Amended summary report on the Belahouro Project and
Kari-Karba Project. Report by Orequest

Nicholls B.	Inata Deposit - Site Visit and Data Review. Report by RSG Global.

Resolute Mining Limited	Various internal reports and internal documentation.

RSG Global Pty Ltd.	May 2004 Resource Summary Belahouro West Africa Gold Project (Inata),
Burkina Faso, - prepared on behalf of Goldbelt Resources Limited.

RSG Global Pty Ltd.	March 2005 Independent Technical Report Belahouro West Africa Gold
Project (Inata), Burkina Faso, - prepared on behalf of Goldbelt Resources
Limited.

SRK Ltd.	April 1999 Pre-feasibility Biophysical and Social Scan Inata Deposit, Soum
Province Burkina Faso - prepared for BHP-Resolute Joint Venture

Project Report
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

29 SIGNATURE PAGE

Prepared By :

	Malcolm Hope	(GBM MEC Ltd)

Reviewed By :

	Crag Bailey	(GBM MEC Ltd)

Project Report
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

30 CERTIFICATES

30.1 GBM - CERTIFICATE OF QUALIFICATION - Michael Short

I, Michael Short retained for this Study by GBM Minerals Engineering Consultants. Limited. Regal House, London Road, Twickenham, Middlesex, TW1 3QS, hereby stale that;

I am a Consulting Engineer employed by GBM Minerals Engineering Consultants Limited (GBM).

I am a graduate of the University of New South Wales, Australia, with a degree in Civil Engineering in 1976.

I have practiced my profession continuously for some 30 years since graduating, have variously managed, authored and co-authored several mining feasibility studies, feasibility audits and due diligence review reports for a variety of mineral deposit types in many different countries and am a "qualified person" for the purpose of National instrument 43-101.

I am a Chartered Engineer (UK and Australia) and a Fellow of the Institute of Materials, Minerals and Mining (UK), a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Institution of Engineers, Australia.

I am co-author and reviewer of the report "Analysis of Technical Criteria for Belahouro Gold Mine Project", which is based on a study of all available technical reports, sampling and metallurgical test data on the project provided to GBM;

  data and quotations provided by minerals processing equipment manufacturers and suppliers:

I was responsible for the review of the civil engineering and plant engineering aspects of the work and input into the review of the final report.

I am not aware of any material fact or material change with respect to the subject matter of this report, which is not reflected in this report, the omission or disclosure of which makes the technical report misleading.

I do not own or expect to receive any interest (direct, indirect or contingent) in the property described herein, nor in the securities of Goldbelt Resources Limited.

I have not had any prior involvement in the property which is the subject of this report

The report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1 and I have read this Instrument and Form.
January 2006
Michael Short
BE, FIMMM CEng, FAusIMM (CP), MIEAust CPEng

Managing Director

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30.2 GBM - CERTIFICATE OF QUALIFICATION - Alex Mitchell

I Alex Mitchell retained for this Study by GBM Minerals Engineering Consultants Limited, Regal House, London Road, Twickenham, Middlesex, TW1 3QS, hereby state that:

I am a Consulting Metallurgist on contract to GBM Minerals Engineering Consultants Limited (GBM).

I am a graduate of the Heriot-Watt University, Edinburgh, UK, with an honours degree in Applied Chemistry gained in 1966.

I have practised my profession continuously for some 40 years since graduating, have variously managed, authored and co-authored several mining feasibility studies, feasibility audits and due diligence review reports for a variety of mineral deposit types in many different countries and am a "qualified person" for the purpose of National Instrument 43-101.

I am a Chartered Engineer (UK) and a member of the Insitute of Materials, Minerals and Mining (UK).

I am co-author and reviewer of the report "Analysis of Technical Criteria for Belahouro Gold Mine Project",

  a study of all available technical reports, sampling and metallurgical test date on the project provided to GBM;

  data and quotations provided by mineral processing equipment manufacturers and suppliers:

I was responsible for the review of the metallurgical test procedures, the resultant data and interpretations, design of the process flowsheet and input into the review of the final report.

I am not aware of any material fact of material change with respect to the subject matter of this report, which is not reflected in this report, the omission or disclosure of which makes the technical report misleading.

I do not own or expect to receive any interest (direct, indirect or contingent) in the property described herein, nor in the securities of Goldbelt Resources Limited.

I have not had any prior involvement in the property which is the subject of this report.

The report has been prepared in compliance with National Instrument 43-101 and form 43-101F1 and I have read this instrument and Form

January 2006

Alex Mitchell
BSc (Hons), CEng MIMMM
Principal Metallurgist

Project Report
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

30.3 AMEC - CERTIFICATE OF QUALIFICATION - Ciaran Molloy

I Ciaran Molloy, of AMEC Earth & Environmental, Ashford, Kent, as a contributor to the engineering elements of the report, entitled "Analysis of Technical Criteria for the Belahouro Gold Mine Project, Burkina Paso" dated 2 December 2005 on the Belahouro Gold property of Goldbelt Resources Ltd., hereby state that:

  I have a Civil Engineering Bachelor of Science (BSc) degree from the University of Manchester Institute of Science and Technology (UMIST), 1979, and am an Associate of the University.

  I currently maintain membership with the Institution of Civil Engineers, the Institute of Materials, Minerals and Mining and the Association of Mining Analysts.

  I have practiced my profession continuously within the international mining industry for over 26 years, and have designed, project managed and site supervised independent technical audits, studies and civil engineering projects within waste tailings disposal, mine water supply, heap leach and access roads,

  I confirm that 1 am familiar with West Africa and have worked within the region for over 20 years.

  I confirm, that I have visited the project site as an independent engineer and that the conclusions and recommendations pertaining to the Tailings Impoundment, Mine Water and Access Road schemes are based on the best information available at the time of report contribution.

  I confirm that I have no commercial shareholding within Goldbelt Resources and will not receive any gratuity (direct, indirect or contingent) with respect to the property.

January 2006

Ciaran Molloy
Associate Director - Engineering
AMEC Earth & Environmental, Ashford, UK

Project Report
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

30.4  RSG Global - CERTIFICATE OF QUALIFIED PERSON - Harry Warries

As a contributor to the report entitled "Analysis of Technical Criteria for the Belahouro Gold Mine Project, Burkina Faso" dated 2 December 2005, on the Belahouro Gold property of Goldbelt Resources Ltd (the "Study"), I hereby state;-

  My name Is Harry Warries and I am a Mining Engineer with the firm of RSG Global Pty, Ltd, of 1162 Hay Street, West Perth, 6005, Western Australia. My residential address is 10 Pritchard Street, Kewdale, 6105, Western Australia.

  I am a practising as a professional engineer registered with the Australasian Institute of Mining and Metallurgy (AusIMM) and the Society of the American Institute of Mining, Metallurgical, and Petroleum Engineers, Inc.

  I am a graduate of Delft University of Technology and hold a Masters in Mining Engineering degree (1989),

  I have practiced my profession continuously since 1990.

  I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").

  Whilst I have not personally visited the Belahouro Gold Property, technical staff of RSG Global have visited the property, I have performed consulting services and reviewed files and data supplied by Goldbelt Resources Ltd between June 2005 and December 2005.

  I prepared sections 18.1 to 18.11 of the Study,

  I am not aware of any material fact or material change with respect to' the subject matter of the Study, which is not reflected in the Study, the omission of which would make the Study misleading.

  I am independent of Goldbelt Resources Ltd pursuant to section 1.5 of the Instrument.

  I have read the National instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.

  I do not have nor do I expect to receive a direct or indirect interest in the Belahouro Gold Project property of Goldbelt resources Ltd, and I do not beneficially own, directly or indirectly, any securities of Goldbelt resources Ltd or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 2 December, 2005.

Harry Warries                      MSc (Mining Engineering)
Senior Mining Engineer

Project Report
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

30.5 SOCREGE - CERTIFICATE OF QUALIFIED PERSON - Hubert Chailan

As a contributor to the report entitled "Etude d'Impact sur l'Environnement de I'Etude du Projet Industriel Aurifere de Belahouro, Gisement d'lnata" dated 16 December 2005, on the Balahouro Gold property of Goldbelt Resources Ltd (the ''Study"), I hereby state:-

  My name is Hubert Chailan and I am the General Manager of SOCREGE, 01 BP 5374 Ouagadougou 01, Burkina Paso.

  I am a graduate in Political Sciences and Public Law of University of Lyon (France). Graduate of 'Centre de Hautes Etudes sur I'Afrique et I'Asie Modernes" (Fondation de Sciences Politiques, Paris (France).

  I haw practiced my current profession continuously since 1993. Previously, I was Independent Consultant in Environment (1989-1993), and Lecturer in Economy and Management (1974- 1989).

  I am a "qualified person" for the purpose of World Bank's expertise in Environment and qualified ISO 14001 for Environmental Management Systems.

  The whole Environmental Impact Study above described was undertaken under my responsibility and I reviewed it entirely.

  I am not aware of any material fact or material change with respect to the subject matter of the Study, which is not reflected in the Study, the omission of which would make the Study misleading.

  I am independent of Goldbelt Resources Ltd pursuant to section 1.5 of the Instrument

  I do not have nor do I expect to receive a direct or indirect interest in the Belahouro Gold Project property of Goldbelt resources Ltd, and I do not beneficially own, directly or indirectly, any securities of Goldbelt resources Ltd or any associate or affiliate of such company.

  I have not had any prior involvement in the property which is subject of this report

Dated at Ouagadougou Burkina Faso on 3thd February 2006.

Hubert Chailan
General Manager

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-1 : Inata Field Duplicates

	Au1(X)ppm	Au1(Y)ppm	Units		Result
No. Pairs:	644	644		Pearson CC:	0.91
Minimum:	0.00	0.01	g/t	Spearman CC:	0.91
Maximum:	11.81	7.68	g/t	Mean HARD:	17.22
Mean:	0.06	0.06	g/t	Median HARD:	9.09
Median	0.02	0.02	g/t
Std. Deviation:	0.50	0.37	g/t	Mean HRD:	-0.64
Coefficient of
Variation:	7.77	5.86		Median HRD	0.00

Mean vs. HARD Plot
(All Data)

HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 17.22
Median HARD: 9.09
Precision: 20%

Rank HARD Plot
(All Data)

HARD (%)
70.19% of data are within Precision limits
Rank (%)
Precision: 20%

HRD Histogram
(All Data)

Frequency (%)
HRD (/100)
Mean HRD: -0.64
Median HRD: 0.00
Precision: +/-20%

Mean vs. HRD Plot
(All Data)

HRD (%)
Mean of Data Pair (g/t)
Mean HRD: -0.64
Median HRD: 0.00
Precision: +/-20%

T & H Precision Plot (Assay Pairs)
(All Data)

Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%

T & H Precision Plot (Grouped Pairs)
(All Data)

Median AD (g/t)
Grouped Mean of Pair (g/t)
10%
20%
30%
50%

Correlation Plot
(All Data)

Au1(Y)ppm (g/t)
Au1(X)ppm (g/t)
P.CC= 0.91 S.CC= 0.91
Ref. Line
y = 0.68x + 0.02

QQ Plot
(All Data)

Au1(Y)ppm (g/t)
Au1(X)ppm (g/t)
Ref. Line
y = 0.72x + 0.02

Printed: 21-Jun-2005 10:28:36 Data Imported: 06-May-2005 11:36:22 Page 1

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-2 : Inata Field Duplicates- Data Gt 0.1g/t

	Au1(X)ppm	Au1(Y)ppm	Units		Result
No. Pairs:	34	34		Pearson CC:	0.98
Minimum:	0.10	0.10	g/t	Spearman CC:	0.93
Maximum:	11.81	7.68	g/t	Mean HARD:	11.81
Mean:	0.80	0.69	g/t	Median HARD:	8.93
Median	0.24	0.27	g/t
Std. Deviation:	2.02	1.36	g/t	Mean HRD:	-0.76
Coefficient of Variation:	2.52	1.98		Median HRD	-2.17

Mean vs. HARD Plot
(au gt 0.1)

HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 11.81
Median HARD: 8.93
Precision: 20%

Rank HARD Plot
(au gt 0.1)

HARD (%)
Rank (%)
88.24% of data are within Precision limits
Precision: 20%

HRD Histogram
(au gt 0.1)

Frequency (%)
HRD (/100)
Mean HRD: -0.76
Median HRD: -2.17
Precision: +/-20%

Mean vs. HRD Plot
(au gt 0.1)

HRD (%)
Mean of Data Pair (g/t)
Mean HRD: -0.76
Median HRD: -2.17
Precision: +/-20%

T & H Precision Plot (Assay Pairs)
(au gt 0.1)

Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%

T & H Precision Plot (Grouped Pairs)
(au gt 0.1)

Median AD (g/t)
Grouped Mean of Pair (g/t)
10%
20%
30%
50%

Correlation Plot
(au gt 0.1)

Au1(Y)ppm (g/t)
Au1(X)ppm (g/t)
P.CC= 0.98 S.CC= 0.93
y = 0.66x + 0.16
Ref. Line

QQ Plot
(au gt 0.1)

Au1(Y)ppm (g/t)
Au1(X)ppm (g/t)
Ref. Line
y = 0.67x + 0.16

Printed: 06-May-2005 13:50:14 Data Imported: 06-May-2005 11:36:22 Page 1

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-3 : Blank Data

Blanks
(Standard: 0.01)
Standard:	0.01	No of Analyses:	642
Element:	AuFA	Minimum:	0.01
Units:		Maximum:	0.38
Detection Limit:	-	Mean:	0.02
Expected Value (EV):	0.01	Std Deviation:	0.03
E.V. Range:	0.01 to 0.20	% in Tolerance	58.26%
		% Bias	111.92%
		% RSD	133.30%

Standard Control Plot
(Standard: 0.01)
AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 0.01
EV Range (0.01 to 0.20)
Mean of AuFA = 0.02

Cumulative Deviation from Assay Mean
(Standard: 0.01)
Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = 0.97

Cumulative Deviation from Expected Value
(Standard: 0.01)
Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = 4.56

Printed: 21-Jun-2005 11:10:16 Data Imported: 21-Jun-2005 11:03:12 Page 1

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-4 : Standards Data

Summary
(Standard: STD: 0.416G/T (50G SACHET))

	STD: 0.416G/T (50G
Standard:	SACHET)	No of Analyses:	11
Element:	AuFA	Minimum:	0.18
Units:		Maximum:	0.46
Detection Limit:	-	Mean:	0.37
Expected Value (EV):	0.42	Std Deviation:	0.07
E.V. Range:	0.37 to 0.46	% in Tolerance	54.55%
		% Bias	-9.97%
		% RSD	19.60%

Standard Control Plot
(Standard: STD: 0.416G/T (50G SACHET))
AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 0.42
EV Range (0.37 to 0.46)
Mean of AuFA = 0.37

Cumulative Deviation from Assay Mean
(Standard: STD: 0.416G/T (50G SACHET))
Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = -0.15

Cumulative Deviation from Expected Value
(Standard: STD: 0.416G/T (50G SACHET))
Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -0.39

Printed: 06-May-2005 10:54:44 Data Imported: 06-May-2005 10:49:42 Page 1

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-5 : Standards Data

Summary
(Standard: STD: 1.298G/T (50G SACHET))
	STD: 1.298G/T (50G
Standard:	SACHET)	No of Analyses:	13
Element:	AuFA	Minimum:	0.90
Units:		Maximum:	1.35
Detection Limit:	-	Mean:	1.19
Expected Value (EV):	1.30	Std Deviation:	0.11
E.V. Range:	1.17 to 1.43	% in Tolerance	69.23%
		% Bias	-8.70%
		% RSD	9.54%

Standard Control Plot
(Standard: STD: 1.298G/T (50G SACHET))
AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 1.30
EV Range (1.17 to 1.43)
Mean of AuFA = 1.19

Cumulative Deviation from Assay Mean
(Standard: STD: 1.298G/T (50G SACHET))
Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = -0.23

Cumulative Deviation from Expected Value
(Standard: STD: 1.298G/T (50G SACHET))
Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -1.03

Printed: 06-May-2005 10:53:13 Data Imported: 06-May-2005 10:49:42 Page 1

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-6 : Standards Data

Summary
(Standard: STD: 3.463G/T (50G SACHET))

	STD: 3.463G/T (50G
Standard:	SACHET)	No of Analyses:	13
Element:	AuFA	Minimum:	2.59
Units:		Maximum:	3.68
Detection Limit:	-	Mean:	3.27
Expected Value (EV):	3.46	Std Deviation:	0.30
E.V. Range:	3.11 to 3.81	% in Tolerance	76.92%
		% Bias	-5.45%
		% RSD	9.19%

Standard Control Plot
(Standard: STD: 3.463G/T (50G SACHET))

AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 3.46
EV Range (3.11 to 3.81)
Mean of AuFA = 3.27

Cumulative Deviation from Assay Mean
(Standard: STD: 3.463G/T (50G SACHET))

Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = -0.49

Cumulative Deviation from Expected Value
(Standard: STD: 3.463G/T (50G SACHET))

Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -1.81

Printed: 06-May-2005 10:52:39 Data Imported: 06-May-2005 10:49:42 Page 1

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-7: Inata Pills-Data Augusts 2005

Pills Aug05
(Standard: HOME 10)

Standard:	HOME 10	No of Analyses:	28
Element:	AuFA1	Minimum:	0.01
Units:		Maximum:	0.06
Detection Limit:	-	Mean:	0.02
Expected Value (EV):	0.02	Std Deviation:	0.01
E.V. Range:	0.00 to 0.06	% in Tolerance	96.43 %
		% Bias	16.07 %
		% RSD	62.06 %

Standard Control Plot
(Standard: HOME 10)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.02
EV Range (0.00 to 0.06)
Mean of AuFA1 = 0.02

Cumulative Deviation from Assay Mean
(Standard: HOME 10)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 0.02

Cumulative Deviation from Expected Value
(Standard: HOME 10)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 0.07

Printed: 30-Sep-2005 09:20:10 Data Imported: 28-Sep-2005 17:34:18 Page 1

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-8: Inata Pills-Data Augusts 2005

Pills Aug05
(Standard: HOME 25)

Standard:	HOME 25	No of Analyses:	32
Element:	AuFA1	Minimum:	0.01
Units:		Maximum:	0.37
Detection Limit:	-	Mean:	0.05
Expected Value (EV):	0.05	Std Deviation:	0.06
E.V. Range:	0.00 to 0.06	% in Tolerance	75.00%
		% Bias	6.87%
		% RSD	116.08%

Standard Control Plot
(Standard: HOME 25)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.05
EV Range (0.00 to 0.06)
Mean of AuFA1 = 0.05

Cumulative Deviation from Assay Mean
(Standard: HOME 25)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -0.19

Cumulative Deviation from Expected Value
(Standard: HOME 25)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = -0.14

Printed: 30-Sep-2005 09:22:48 Data Imported: 28-Sep-2005 17:34:18 Page 1

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-9: Inata Pills-Data Augusts 2005

Pills Aug05
(Standard: HOME 13)

Standard:	HOME 13	No of Analyses:	83
Element:	AuFA1	Minimum:	0.01
Units:		Maximum:	3.94
Detection Limit:	-	Mean:	0.38
Expected Value (EV):	0.29	Std Deviation:	0.44
E.V. Range:	0.14 to 0.43	% in Tolerance	55.42%
		% Bias	31.45%
		% RSD	115.28%

Standard Control Plot
(Standard: HOME 13)

AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.29
EV Range (0.14 to 0.43)
Mean of AuFA1 = 0.38

Cumulative Deviation from Assay Mean
(Standard: HOME 13)

Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -1.62

Cumulative Deviation from Expected Value
(Standard: HOME 13)

Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 2.21

Printed: 28-Sep-2005 17:49:33 Data Imported: 28-Sep-2005 17:34:18 Page 1

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-10: Inata Pills-Data Augusts 2005

Pills Aug05
(Standard: PAD22)

Standard:	PAD22	No of Analyses:	62
Element:	AuFA1	Minimum:	0.20
Units:		Maximum:	3.82
Detection Limit:		Mean:	1.47
Expected Value (EV):	1.13	Std Deviation:	0.53
E.V. Range:	0.56 to 1.69	% in Tolerance	70.97%
		% Bias	30.23%
		% RSD	35.83%

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-11: Inata Pills-Data Augusts 2005

Pills Aug05
(Standard: S0G9)

Standard:	S0G9	No of Analyses:	61
Element:	AuFA1	Minimum:	0.22
Units:		Maximum:	8.38
Detection Limit:		Mean:	4.51
Expected Value (EV):	3.99	Std Deviation:	1.56
E.V. Range:	2.00 to 5.99	% in Tolerance	83.61%
		% Bias	12.91%
		% RSD	34.73%

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-12 : Inata Field Duplicates - August 2005 Data GT 0.1g/t

Field Duplicates Aug05
(All Data)

	AuFA1	Dup Au1	Units		Result
No. Pairs:	322	322		Pearson CC:	0.96
Minimum:	0.11	0.11	g/t	Spearman CC:	0.95
Maximum:	14.80	11.50	g/t	Mean HARD:	10.11
Mean:	1.19	1.15	g/t	Median HARD:	6.67
Median	0.37	0.36	g/t
Std. Deviation:	2.14	1.97	g/t	Mean HRD:	0.96
Coefficient of
Variation:	1.80	1.71		Median HRD	1.48

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-13 : Blank Data - August 2005

Summary Blanks Aug05
(Standard: 0.01)
Standard:	0.01	No of Analyses:	640
Element:	AuFA1	Minimum:	0.01
Units:		Maximum:	0.77
Detection Limit:		Mean:	0.04
Expected Value (EV):	0.01	Std Deviation:	0.07
E.V. Range:	0.01 to 0.10	% in Tolerance	93.91%
		% Bias	273.28%
		% RSD	175.27%

Standard Control Plot
(Standard: 0.01)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.01
EV Range (0.01 to 0.10)
Mean of AuFA1 = 0.04

Cumulative Deviation from Assay Mean
(Standard: 0.01)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 2.18

Cumulative Deviation from Expected Value
(Standard: 0.01)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 10.94

Printed: 28-Sep-2005 17:31:12 Data Imported: 28-Sep-2005 16:37:01 Page 1

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-14 : Standards Data - August 2005

Summary
(Standard: OXA26)

Standard:	OXA26	No of Analyses:	195
Element:	AuFA1	Minimum:	0.06
Units:		Maximum:	0.12
Detection Limit:		Mean:	0.09
Expected Value (EV):	0.08	Std Deviation:	0.01
E.V. Range:	0.04 to 0.12	% in Tolerance	97.95%
		% Bias	10.58%
		% RSD	11.37%

Standard Control Plot
(Standard: OXA26)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.08
EV Range (0.04 to 0.12)
Mean of AuFA1 = 0.09

Cumulative Deviation from Assay Mean
(Standard: OXA26)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 0.05

Cumulative Deviation from Expected Value
(Standard: OXA26)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 0.88

Printed: 29-Sep-2005 14:05:37 Data Imported: 28-Sep-2005 16:43:10 Page 1

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-15 : Standards Data - August 2005

Summary
(Standard: OXC30)

Standard:	OXC30	No of Analyses:	87
Element:	AuFA1	Minimum:	0.03
Units:		Maximum:	0.80
Detection Limit:	-	Mean:	0.22
Expected Value (EV):	0.20	Std Deviation:	0.08
E.V. Range:	0.18 to 0.22	% in Tolerance	72.41%
		% Bias	12.36%
		% RSD	36.37%

Standard Control Plot
(Standard: OXC30)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.20
EV Range (0.18 to 0.22)
Mean of AuFA1 = 0.22

Figure 30-16 : Standards Data – August 2005 – Outliners Removed

Summary
(Standard: OXC30)

Standard:	OXC30	No of Analyses:	83
Element:	AuFA1	Minimum:	0.18
Units:		Maximum:	0.26
Detection Limit:		Mean:	0.22
Expected Value (EV):	0.20	Std Deviation:	0.01
E.V. Range:	0.15 to 0.25	% in Tolerance	98.80 %
		% Bias	8.37 %
		% RSD	6.49 %

Standard Control Plot
(Standard: OXC30)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.20
EV Range (0.15 to 0.25)
Mean of AuFA1 = 0.22

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-17 : Standards Data - August 2005

Summary
(Standard: OX9)

Standard:	OX9	No of Analyses:	49
Element:	AuFA1	Minimum:	0.46
Units:		Maximum:	0.59
Detection Limit:		Mean:	0.53
Expected Value (EV):	0.47	Std Deviation:	0.03
E.V. Range:	0.39 to 0.55	% in Tolerance	87.76%
		% Bias	13.58%
		% RSD	5.14%

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-18 : Standards Data - August 2005

Summary
(Standard: OXF28)

Standard:	OXF28	No of Analyses:	90
Element:	AuFA1	Minimum:	0.50
Units:		Maximum:	0.88
Detection Limit:	-	Mean:	0.83
Expected Value (EV):	0.80	Std Deviation:	0.04
E.V. Range:	0.72 to 0.88	% in Tolerance	98.89%
		% Bias	3.46%
		% RSD	4.98%

Standard Control Plot
(Standard: OXF28)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.80
EV Range (0.72 to 0.88)
Mean of AuFA1 = 0.83

Cumulative Deviation from Assay Mean
(Standard: OXF28)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 0.11

Cumulative Deviation from Expected Value
(Standard: OXF28)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 1.37

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Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-19 : Standards Data - August 2005

Summary
(Standard: OXL14)

Standard:	OXL14	No of Analyses:	14
Element:	AuFA1	Minimum:	0.54
Units:		Maximum:	1.32
Detection Limit:	-	Mean:	1.12
Expected Value (EV):	1.22	Std Deviation:	0.18
E.V. Range:	1.10 to 1.34	% in Tolerance	78.57%
		% Bias	-8.49%
		% RSD	16.49%

Standard Control Plot
(Standard: OXL14)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 1.22
EV Range (1.10 to 1.34)
Mean of AuFA1 = 1.12

Cumulative Deviation from Assay Mean
(Standard: OXL14)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -0.35

Cumulative Deviation from Expected Value
(Standard: OXL14)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = -1.13

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Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-20 : Standards Data - August 2005

Summary
(Standard: OXL40)

Standard:	OXL40	No of Analyses:	195
Element:	AuFA1	Minimum:	0.09
Units:		Maximum:	2.20
Detection Limit:	-	Mean:	1.88
Expected Value (EV):	1.86	Std Deviation:	0.18
E.V. Range:	1.67 to 2.04	% in Tolerance	91.28%
		% Bias	1.47%
		% RSD	9.61%

Standard Control Plot
(Standard: OXL40)

AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 1.86
EV Range (1.67 to 2.04)
Mean of AuFA1 = 1.88

Cumulative Deviation from Assay Mean
(Standard: OXL40)

Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -0.57

Cumulative Deviation from Expected Value
(Standard: OXL40)

Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 2.10

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Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-21 : Standards Data - August 2005

Summary
(Standard: OXL25)

Standard:	OXL25	No of Analyses:	48
Element:	AuFA1	Minimum:	5.25
Units:		Maximum:	6.56
Detection Limit:	-	Mean:	5.85
Expected Value (EV):	5.85	Std Deviation:	0.27
E.V. Range:	5.27 to 6.44	% in Tolerance	95.83%
		% Bias	-0.08%
		% RSD	4.57%

Standard Control Plot
(Standard: OXL25)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 5.85
EV Range (5.27 to 6.44)
Mean of AuFA1 = 5.85

Cumulative Deviation from Assay Mean
(Standard: OXL25)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 1.37

Cumulative Deviation from Expected Value
(Standard: OXL25)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 1.25

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Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-22 : Standards Data - August 2005

Summary
(Standard: SN16)

Standard:	SN16	No of Analyses:	195
Element:	AuFA1	Minimum:	5.40
Units:		Maximum:	9.70
Detection Limit:		Mean:	8.39
Expected Value (EV):	8.37	Std Deviation:	0.48
E.V. Range:	7.53 to 9.20	% in Tolerance	92.82%
		% Bias	0.29%
		% RSD	5.70%

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Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-23 : Typical Sectional View of Regolith Domains Section 1589460N

Figure 30-24 : Plan View of Mineralized Domains

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Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-25 : Plan View of Mineralized Domains Inata North

Figure 30-26 : Plan View of Mineralized Domains Inata Central

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Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-27 : Plan View of Mineralized Domains Inata South

Figure 30-28 : Typical Cross Section (1588580N) of Interpreted Mineralization Domains Inata North

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Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-29 : Typical Cross Section (1586820N) of Interpreted Mineralization Domains Inata Central

Figure 30-30 : Typical Cross Section (1585600N) of Interpreted Mineralization Domains Inata South

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-31 : M Composites Log Probability Plot Domain 310

Figure 31-32 : Mean Vs Contribution to Metal Plot Domain 310

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-33 : Tailings Management Facility Options

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-34 : Sona Barrage

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-35 : Bouro Barrage

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 30-36 : Primary Routes

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-37 : Secondary Routes

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Figure 31-38 : Typical Road Details

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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 1 PIT OPTIMISATION MODEL DEVELOPMENT

Whittle Four-X is one of the world's leading optimisation and analysis tools for open-cut mine planners. The Whittle Four-X software uses the Lerchs-Grossman mathematical modelling technique to determine the size and shape for an open pit that optimises the value of the deposit. What follows is a description of the steps required to develop a Whittle Four-X model. Pit Optimisation Variables

The following Whittle Four-X variables were inserted into the Vulcan block model:-

Block tonnage

Metal

Ore tonnes

The variables are described below in more detail.

Block Tonnage

The variable Btonnes represents the tonnage in a block. The expression for the calculation of the variable Btonnes is:-

          Btonnes   =   Volume   x   Density

Metal

Whittle Four-X deals with the amount of metal in a block, not grade. Knowing the tonnage and the metal in a block, Whittle Four-X can calculate the grade of a block.

In the case of a Multiple Indicator Kriged ("MIK") grade estimate the grade and the associated proportion above that selected grade cutoff are used to determine the metal content.

For the purpose of the pit optimisation, the metal content of a block, based on a MIK grade estimate, was based on the 0.5g/t, 0.7g/t and 0.9g/t Au cutoff indicators, where the metal content for material between 0.5g/t and 0.7g/t, 0.7g/t and 0.9g/t and greater than 0.9g/t was calculated.

The cutoffs shown above were based on the economic input parameters that were adopted for the Project and also allows for the incorporation of any low grade material.

A block manipulation script was set up to assign the block metal content into the appropriate variables, distinguishing between the resource classification and material type. The expression for calculating the metal content is:-

          Metal   =   Ore Proportion   x   Grade   x   Volume   x   Density

The following naming convention was used:-

MIK

-	The first character denotes the resource classification , where:-
	2	= Measured or Indicated Resources
	3	= Inferred Resources
-	The second and third characters denote the material type, where:-
	Ox	= Oxide
	Tr	= Transitional
	Pr	= Primary

-	The fourth character denotes the cutoff indicator, where:-
	5	= Metal between 0.5g/t and 0.7g/t cutoff
	7	= Metal between 0.7g/t and 0.9g/t cutoff
	9	= Metal with grade above 0.9g/t cutoff

Ore Tonnes

These variables represent the ore parcel tonnage in a block, dependent on the resource classification code. The expression for calculating the ore parcel tonnage is:-

Ore Tonnes   =   Ore Proportion   x   Volume   x   Density

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

The naming convention adopted for the ore tonnes variable was the same as the metal variable, using a prefix of 'pton_' Export to Whittle Four-X Format

A Whittle Four-X model was created using a facility within Vulcan.

WHITTLE FOUR-X MODEL SET-UP

Prior to the pit optimisation process all cost and technical parameters are set up in order to emulate the required mining parameters.

Parameter File

The Whittle Four-X parameter file controls the pit optimisation. It contains the model framework, cost parameters and technical parameters.

The table below displays the Whittle Four-X master model framework into which the Whittle Four-X model was loaded.

Direction	Origin	Length	End	Block Size	Number of Blocks
EAST	682,300	1,110	683,410	15.0	74
NORTH	1,585,200	4,300	1,589,500	25.0	172
RL	50	300	350	5.0	60

A copy of the Whittle Four-X parameter file is provided below.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Pit Slope Geometry

Whittle Four-X uses a structure arc file to record the required linkages between the optimisation blocks. The Whittle Four-X parameter file contains the control data relating to the pit slopes. The average errors are recorded during the creation of the structure arc file. The average error ranged from 0.5 to 3.0 for the various domains, with an average error of 1.0 .

The overall pit wall slope angles adopted for the pit optimisation were based on a report by Chris Orr and Associates ("Chriss Orr") called 'Belahoura Gold Project: Burkina Faso - Inata North and Inata Central Deposits - Prliminary Geotechnical Assessment' dated August 1999.

The geotechnical assessment was based on the following:-

i) Preliminary geological plans and sections.

ii) Borehole logs and core photographs from 7 boreholes.

iii) Limited number of laboratory unconfined compressive strength tests.

The report recommends inter-ramp slope angles (IRA) of between 35º and 40º for the weathered material to a depth of approximately 80m.

For the purpose of the pit optimisation the IRA's were reduced by 4 degrees to allow for a ramp system. In the absence of any recommendations for fresh material a notional overall slope angle of 45º was adopted for fresh material. Further work was recommended and new geotechnical boreholes have been drilled in 2005. RSG Global believes that this latest geotechnical information has not been analyses as of yet.

For the purpose of the pit optimisation the IRA's were reduced by 4 degrees to allow for a ramp system.

Model Validation

The table below provides a summary of the Whittle Four-X model based on a 0.5g/t Au cutoff. The Whittle Four-X model is consistent with the resource model.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Grade Range	Tonnes	Grade
	[Mt]	[g/t]
Measured and Indicated
0.5g/t - 0.7g/t	1.9	0.6
0.7g/t - 0.9g/t	1.9	0.8
> 0.9g/t	11.2	2.3
Total	15.0	1.9
Inferred
0.5g/t - 0.7g/t	0.9	0.6
0.7g/t - 0.9g/t	0.8	0.8
> 0.9g/t	3.2	1.8
Total	4.9	1.4
Total
0.5g/t - 0.7g/t	2.9	0.6
0.7g/t - 0.9g/t	2.7	0.8
> 0.9g/t	14.3	2.2
Total	19.9	1.8

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
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Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 2 Contract Mining Cost

Level		Mining Cost
From	To		Contractor Direct Mining Cost					Dayworks	Rehabilitation	Dewatering	Total
		Waste			Ore						Waste	Ore
		D&B	L&H	Total	D&B	L&H	Total	2.0%
[mRL]							[$/bcm]
337.5	327.5	0.50	2.80	3.30	0.50	3.05	3.55	0.07	Incl.	Incl.	3.37	3.62
327.5	317.5	0.50	2.80	3.30	0.50	3.05	3.55	0.07			3.37	3.62
317.5	307.5	0.50	2.80	3.30	0.50	3.05	3.55	0.07			3.37	3.62
307.5	297.5	0.50	3.00	3.50	0.50	3.25	3.75	0.07			3.57	3.83
297.5	287.5	0.50	3.00	3.50	0.50	3.25	3.75	0.07			3.57	3.83
287.5	277.5	0.50	3.20	3.70	0.50	3.45	3.95	0.07			3.77	4.03
277.5	267.5	0.50	3.40	3.90	0.50	3.65	4.15	0.08			3.98	4.23
267.5	257.5	0.50	3.80	4.30	0.50	4.05	4.55	0.09			4.39	4.64
257.5	247.5	0.50	3.80	4.30	0.50	4.05	4.55	0.09			4.39	4.64
247.5	237.5	0.80	3.80	4.60	0.80	4.05	4.85	0.09			4.69	4.95
237.5	227.5	0.80	3.80	4.60	0.80	4.05	4.85	0.09			4.69	4.95
227.5	217.5	0.80	3.90	4.70	0.80	4.15	4.95	0.09			4.79	5.05
217.5	207.5	0.80	3.90	4.70	0.80	4.15	4.95	0.09			4.79	5.05
207.5	197.5	1.20	4.00	5.20	1.20	4.25	5.45	0.10			5.30	5.56
197.5	187.5	1.20	4.00	5.20	1.20	4.25	5.45	0.10			5.30	5.56
187.5	177.5	1.20	4.20	5.40	1.20	4.45	5.65	0.11			5.51	5.76
177.5	167.5	1.20	4.20	5.40	1.20	4.45	5.65	0.11			5.51	5.76
167.5	157.5	1.20	4.30	5.50	1.20	4.55	5.75	0.11			5.61	5.87
157.5	147.5	1.20	4.30	5.50	1.20	4.55	5.75	0.11			5.61	5.87
147.5	137.5	1.20	4.30	5.50	1.20	4.55	5.75	0.11			5.61	5.87
137.5	127.5	1.20	4.50	5.70	1.20	4.75	5.95	0.11			5.81	6.07
127.5	117.5	1.20	4.50	5.70	1.20	4.75	5.95	0.11			5.81	6.07
117.5	107.5	1.20	4.50	5.70	1.20	4.75	5.95	0.11			5.81	6.07
107.5	97.5	1.20	4.80	6.00	1.20	5.05	6.25	0.12			6.12	6.38
97.5	87.5	1.20	4.80	6.00	1.20	5.05	6.25	0.12			6.12	6.38
87.5	77.5	1.20	4.80	6.00	1.20	5.05	6.25	0.12			6.12	6.38
77.5	67.5	1.20	5.10	6.30	1.20	5.35	6.55	0.13			6.43	6.68
67.5	57.5	1.20	5.10	6.30	1.20	5.35	6.55	0.13			6.43	6.68

Mine Supervision

The mine supervision cost was based on the organisational chart as shown below.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

The associated labour cost is provided below.

Salaries
	Expat/		Salary +	Dayshift	No. of		Shift	Total Cost/	Light
Position	National	Annual Salary	Loading	Only	Shifts	Staff per Shift	personnel	Annum	Vehicles
Mining Manager	E	110,000	147,500	1			0	147,500	1
Secretary/Reception	N	8,000	8,000	1			0	8,000
Pit Superintendant	E	85,000	122,500	1			0	122,500	1
Senior Surveyor	E	70,000	107,500	1			0	107,500	1
Senior Mining Engineer	E	80,000	117,500	1			0	117,500	1
Production Geologist	E	70,000	107,500	1			0	107,500
Senior Geologist	E	80,000	117,500	1			0	117,500	1
Pit Supervisor	N	15,000	15,000		3	1	3	45,000	1
Surveyor	N	10,000	10,000	1			0	10,000
Mine Planning Engineer	N	10,000	10,000	2			0	20,000
Geologist	N	10,000	10,000		3	1	3	30,000	1
Survey Assistant	N	5,000	5,000	3			0	15,000
Geological Assistant	N	5,000	5,000		3	2	6	30,000
Pump Hand	N	3,500	3,500		3	1	3	10,500
Labourers - Pump Crew	N	3,000	3,000		3	3	9	27,000
Casuals	N	3,000	3,000		3	3	9	27,000
TOTAL				13		11	33	942,500	7
					Total manning	46

The estimate for the salary loading cost for expatriate personnel is set out below.

Operational expenditure to run the mining department is shown in the table on the next page.

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Operational Expenditure Details
Item	Personnel			total $

GEOLOGY	11
PPE		250		2,750
Fuel		20.0l/day	0.50$/l	10,950
Vehicle Maintenance		10,000		30,000
Computers				3,000
Software & Software Licences				2,000
Training & Professional Development				10,000
Consultants				10,000
Core Yard Supplies				2,500
Pit Geology General Stores				15,000
Core Yard General Stores				1,000
sub-total				87,200

SURVEY	5
PPE				1,250
Fuel				3,650
Vehicle Maintenance				10,000
Computers				3,000
Software & Software Licences				2,000
Training & Professional Development				5,000
Survey Equipment				5,000
Survey General Stores				4,000
sub-total				33,900

MINE PLANNING	24
PPE				6,000
Stationery, Office Supplies				10,000
Fuel				7,300
Vehicle Maintenance				20,000
Computers				3,000
Software & Software Licences				2,500
Training & Professional Development				10,000
Consultants				25,000
Mine Planning General Stores				1,500
sub-total				85,300

MINE SUPERVISION	6
PPE				1,500
Fuel				7,300
Vehicle Maintenance				20,000
Computers				3,000
Software & Software Licences				1,000
Training & Professional Development				5,000
Mining Supervision General Stores				2,500
sub-total				40,300

TOTAL	46			246,700

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 3 Optimisation Results based on 1.0Mtpa CIL, using owner mining

The following table and figure display the optimisation results based on the 1.0Mtpa CIL scenario, owner mining scenario based on economic parameters derived from preliminary 2005 testwork.

TABLE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.0MTPA CIL SCENARIO
Au price @ $450/oz, Owner Mining Scenario, Royalty @ 2.5%
Based on total resources

Pit	Pit Base	Total	Waste	Strip	Mill Feed		Au Metal			Operating Cashflow			Cashcost
		Material		Ratio	Tonnes	Grade	Insitu	Recovered	Undisc.	Discounted @ 10%
										Worst	Best	Avg.
	[mRL]	[Mt]	[Mt]	[w:o]	[Mt]	[g/t]		[koz]			$M		[$/oz]
1	235.0	6.7	4.5	2.1	2.2	2.98	209.5	199.0	54.1	46.3	46.3	46.3	178
2	215.0	9.2	6.7	2.7	2.5	3.00	242.5	230.4	60.8	51.0	51.3	51.2	186
3	215.0	9.8	7.1	2.7	2.6	2.97	252.2	239.6	62.6	52.1	52.6	52.4	189
4	215.0	10.7	7.9	2.8	2.8	2.94	265.2	252.0	64.9	53.5	54.2	53.8	192
5	195.0	13.7	10.5	3.4	3.1	2.96	299.0	283.7	70.6	57.1	58.1	57.6	201
6	195.0	14.9	11.6	3.5	3.3	2.92	313.7	297.7	73.0	58.4	59.8	59.1	205
7	175.0	18.4	14.7	4.1	3.6	2.97	347.6	329.1	77.9	61.2	63.1	62.1	213
8	175.0	19.2	15.5	4.1	3.7	2.96	356.0	337.1	79.1	61.7	63.9	62.8	215
9	175.0	20.1	16.3	4.2	3.9	2.94	365.5	346.0	80.3	62.1	64.6	63.3	218
10	175.0	22.2	18.1	4.4	4.1	2.91	384.1	363.6	82.5	62.9	65.9	64.4	223
11	165.0	28.1	23.3	4.8	4.8	2.85	440.1	415.8	88.4	64.7	69.5	67.1	238
12	165.0	28.7	23.8	4.9	4.9	2.83	446.0	421.4	88.9	64.7	69.8	67.2	239
13	165.0	30.3	25.2	5.0	5.1	2.82	460.5	434.8	90.2	64.9	70.5	67.7	243
14	165.0	31.1	25.9	5.0	5.2	2.80	467.7	441.5	90.7	64.9	70.8	67.9	245
15	165.0	32.3	27.0	5.1	5.3	2.79	477.0	450.3	91.3	64.9	71.2	68.0	247
16	160.0	35.5	29.8	5.3	5.7	2.76	501.9	473.3	92.6	64.6	71.9	68.2	254
17	160.0	37.4	31.5	5.4	5.8	2.74	515.0	485.6	93.2	64.0	72.2	68.1	258
18	160.0	38.2	32.3	5.4	6.0	2.72	521.1	491.3	93.4	63.6	72.3	67.9	260
19	155.0	39.8	33.7	5.5	6.1	2.71	531.5	501.0	93.7	63.3	72.4	67.8	263
20	155.0	44.4	38.0	5.9	6.4	2.70	558.9	526.4	94.1	62.0	72.6	67.3	271
21	155.0	46.5	39.9	6.0	6.6	2.68	572.1	538.7	94.2	61.1	72.6	66.9	275
22	155.0	47.3	40.6	6.0	6.7	2.67	576.7	543.0	94.1	60.8	72.6	66.7	277
23	155.0	49.4	42.5	6.2	6.9	2.65	589.9	555.3	93.9	59.8	72.5	66.1	281
24	155.0	51.3	44.2	6.3	7.1	2.64	600.6	565.1	93.6	58.9	72.3	65.6	284
25	150.0	53.6	46.3	6.4	7.3	2.63	614.0	577.6	93.2	57.9	72.1	65.0	289
26	150.0	55.4	48.0	6.5	7.4	2.61	624.0	587.0	92.7	56.8	71.8	64.3	292
27	150.0	56.7	49.1	6.5	7.5	2.60	630.6	593.1	92.3	56.2	71.6	63.9	294
28	150.0	58.8	51.1	6.6	7.7	2.59	641.9	603.6	91.5	54.9	71.3	63.1	298
29	145.0	62.5	54.5	6.8	8.0	2.56	660.7	621.1	90.0	52.6	70.6	61.6	305
30	145.0	65.0	56.8	6.9	8.2	2.55	672.9	632.4	88.9	51.2	70.1	60.6	310
31	145.0	67.7	59.3	7.0	8.4	2.53	686.5	644.8	87.6	49.5	69.5	59.5	314
32	145.0	69.9	61.3	7.1	8.6	2.52	696.5	654.1	86.4	48.2	69.0	58.6	318
33	145.0	72.3	63.6	7.3	8.8	2.51	708.0	664.5	85.1	46.6	68.4	57.5	322
34	145.0	74.1	65.2	7.4	8.9	2.51	715.7	671.7	84.1	45.6	68.0	56.8	325
35	145.0	75.4	66.5	7.4	8.9	2.51	721.6	677.1	83.3	44.8	67.7	56.2	327
36	145.0	76.5	67.5	7.5	9.0	2.50	725.8	681.0	82.6	44.0	67.4	55.7	329
37	145.0	78.5	69.3	7.6	9.2	2.49	734.0	688.5	81.2	42.6	66.9	54.7	332
38	145.0	79.2	70.0	7.6	9.2	2.49	737.4	691.6	80.7	42.1	66.6	54.4	333
39	145.0	80.2	71.0	7.7	9.3	2.48	741.1	695.1	79.9	41.4	66.3	53.9	335
40	145.0	81.2	71.9	7.7	9.3	2.48	745.3	699.0	79.1	40.8	66.0	53.4	337
41	145.0	83.6	74.1	7.8	9.5	2.46	755.3	708.1	77.0	38.9	65.1	52.0	341
42	145.0	84.6	75.0	7.8	9.6	2.46	759.0	711.5	76.1	38.2	64.8	51.5	343
43	145.0	85.8	76.1	7.9	9.7	2.45	762.8	715.1	75.1	37.2	64.4	50.8	345
44	140.0	88.0	78.2	8.0	9.8	2.45	770.6	722.3	73.2	35.6	63.7	49.7	349
45	140.0	90.2	80.3	8.1	9.9	2.44	778.2	729.2	71.3	34.1	63.0	48.6	352
46	140.0	95.1	84.9	8.3	10.2	2.43	794.9	744.8	66.9	30.4	61.3	45.9	360
47	140.0	96.6	86.3	8.4	10.3	2.42	799.9	749.3	65.4	29.3	60.8	45.0	363
48	130.0	98.8	88.4	8.5	10.4	2.42	807.2	756.1	63.4	27.7	60.0	43.9	366
49	130.0	99.4	89.0	8.5	10.4	2.41	809.2	757.9	62.8	27.3	59.8	43.5	367
50	130.0	101.3	90.8	8.6	10.5	2.41	815.1	763.2	60.9	25.8	59.1	42.4	370
51	130.0	103.9	93.3	8.8	10.7	2.40	823.7	771.0	58.2	23.8	58.2	41.0	375
52	130.0	104.8	94.1	8.8	10.7	2.40	826.4	773.5	57.3	23.2	57.9	40.5	376
53	125.0	107.2	96.3	8.9	10.8	2.39	833.5	780.0	54.8	21.3	57.0	39.1	380
54	125.0	108.9	98.0	9.0	10.9	2.39	838.2	784.4	53.0	19.8	56.4	38.1	383
55	125.0	109.5	98.6	9.0	10.9	2.39	839.9	785.9	52.3	19.3	56.2	37.8	384
56	125.0	110.0	99.0	9.0	11.0	2.39	841.1	787.0	51.8	18.9	56.0	37.5	384
57	125.0	110.4	99.4	9.0	11.0	2.38	842.3	788.1	51.3	18.6	55.8	37.2	385
58	125.0	111.7	100.6	9.1	11.1	2.38	845.9	791.4	49.9	17.6	55.3	36.5	387
59	125.0	112.9	101.7	9.2	11.1	2.38	849.3	794.5	48.4	16.7	54.8	35.8	389
60	125.0	113.7	102.6	9.2	11.1	2.38	851.3	796.3	47.5	16.0	54.5	35.3	390
61	125.0	114.9	103.7	9.3	11.2	2.37	854.7	799.4	46.0	15.1	54.0	34.6	392

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

FIGURE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.0MTPA CIL SCENARIO
Au price @ $450/oz, Owner Mining Scenario, Royalty @ 2.5%

Based on total resources

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 4 Optimisation Results - Based on 1.0Mtpa CIL, using contract mining

The following table and figure display the optimisation results based on the 1.0Mtpa CIL scenario, using contract mining and based on economic parameters derived from pre 2005 testwork.

TABLE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA GOLD PROJECT

PIT OPTIMISATION RESULTS - 1.0MTPA CIL SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l

Based on total resources

Pit	Pit Base	Total	Waste	Strip	Mill Feed		Au Metal		Operating Cashflow				Cashcost
		Material		Ratio	Tonnes	Grade	Insitu	Recovered	Undisc.	Discounted @ 10%
										Worst	Best	Avg.
	[mRL]	[Mt]	[Mt]	[w:o]	[Mt]	[g/t]		[koz]			$M		[$/oz]
1	270.0	2.7	1.6	1.6	1.0	3.16	105.3	100.1	26.4	24.0	24.0	24.0	187
2	250.0	4.5	3.0	1.9	1.5	3.04	149.6	142.1	35.3	31.4	31.6	31.5	202
3	245.0	5.5	3.7	2.1	1.8	2.99	171.0	162.4	39.3	34.3	34.8	34.6	208
4	245.0	5.9	4.0	2.2	1.9	2.98	178.0	169.1	40.6	35.2	35.8	35.5	210
5	245.0	6.5	4.4	2.2	2.0	2.94	190.1	180.6	42.6	36.6	37.3	36.9	214
6	240.0	7.0	4.9	2.3	2.1	2.94	197.4	187.6	43.8	37.5	38.2	37.9	216
7	235.0	7.7	5.5	2.5	2.2	2.94	208.6	198.1	45.5	38.7	39.6	39.1	221
8	235.0	8.5	6.1	2.6	2.4	2.91	220.3	209.3	47.1	39.8	40.8	40.3	225
9	235.0	9.1	6.6	2.7	2.5	2.90	228.7	217.3	48.2	40.5	41.6	41.1	228
10	235.0	9.7	7.1	2.8	2.6	2.87	236.7	224.8	49.1	41.0	42.3	41.7	232
11	235.0	9.8	7.2	2.8	2.6	2.87	237.7	225.8	49.2	41.1	42.4	41.7	232
12	235.0	10.5	7.8	2.9	2.7	2.85	246.4	234.1	50.1	41.4	43.0	42.2	236
13	235.0	11.0	8.2	3.0	2.8	2.84	252.3	239.7	50.6	41.6	43.4	42.5	239
14	215.0	14.0	10.9	3.6	3.0	2.87	280.6	266.6	52.8	42.6	44.9	43.8	252
15	215.0	14.9	11.7	3.7	3.2	2.84	290.6	276.0	53.5	42.9	45.4	44.1	256
16	215.0	15.9	12.6	3.8	3.3	2.83	300.0	285.0	54.0	43.0	45.8	44.4	260
17	215.0	16.0	12.7	3.8	3.3	2.83	300.9	285.9	54.1	43.0	45.8	44.4	261
18	200.0	19.1	15.5	4.3	3.6	2.86	328.0	311.0	55.1	43.0	46.4	44.7	273
19	200.0	19.4	15.8	4.4	3.6	2.84	331.5	314.3	55.2	42.8	46.4	44.6	275
20	200.0	20.1	16.3	4.4	3.7	2.82	337.3	319.8	55.2	42.6	46.5	44.5	277
21	200.0	20.5	16.7	4.4	3.8	2.80	341.2	323.6	55.3	42.3	46.5	44.4	279
22	200.0	21.4	17.5	4.5	3.9	2.78	348.8	330.7	55.2	41.9	46.4	44.2	283
23	200.0	22.3	18.3	4.5	4.0	2.76	356.6	338.1	55.1	41.5	46.3	43.9	287
24	175.0	29.1	24.5	5.4	4.5	2.79	408.4	384.8	53.9	39.0	45.5	42.3	310
25	175.0	31.3	26.5	5.5	4.8	2.77	425.9	400.8	53.3	37.8	45.1	41.5	317
26	175.0	31.8	27.0	5.6	4.8	2.77	429.6	404.3	53.1	37.5	45.0	41.3	319
27	175.0	32.5	27.6	5.6	4.9	2.76	434.8	409.2	52.8	37.0	44.8	40.9	321
28	175.0	32.8	27.9	5.6	4.9	2.75	436.8	411.1	52.7	36.8	44.7	40.8	322
29	170.0	37.2	32.0	6.1	5.2	2.76	464.4	436.4	50.6	34.2	43.5	38.8	334
30	170.0	37.4	32.1	6.1	5.2	2.76	465.3	437.3	50.6	34.1	43.4	38.8	334
31	170.0	38.9	33.5	6.2	5.4	2.75	475.2	446.4	49.6	33.0	42.8	37.9	339
32	170.0	39.8	34.3	6.3	5.5	2.73	480.6	451.5	48.9	32.2	42.4	37.3	342
33	170.0	41.9	36.3	6.4	5.6	2.72	492.9	462.8	47.5	30.4	41.6	36.0	348
34	165.0	43.4	37.6	6.5	5.8	2.71	502.6	471.4	46.3	29.1	40.9	35.0	352
35	165.0	44.2	38.4	6.6	5.8	2.71	507.9	476.1	45.6	28.4	40.5	34.4	354
36	165.0	44.9	39.0	6.6	5.9	2.70	511.2	479.2	45.0	27.7	40.2	34.0	356
37	165.0	46.3	40.3	6.7	6.0	2.69	520.0	487.1	43.7	26.4	39.4	32.9	360
38	165.0	47.7	41.6	6.8	6.1	2.69	527.0	493.4	42.5	25.3	38.8	32.0	364
39	165.0	48.2	42.1	6.9	6.1	2.69	529.3	495.6	42.0	24.8	38.5	31.7	365
40	165.0	48.9	42.7	6.9	6.2	2.68	532.5	498.6	41.4	24.1	38.2	31.2	367
41	165.0	52.2	45.7	7.1	6.4	2.66	549.7	514.3	37.9	21.0	36.3	28.7	376
42	165.0	53.8	47.2	7.2	6.6	2.65	557.3	521.4	36.2	19.3	35.4	27.4	381
43	165.0	55.0	48.4	7.3	6.7	2.63	563.1	526.9	34.8	18.0	34.7	26.3	384
44	165.0	59.6	52.7	7.6	6.9	2.61	583.9	545.8	29.9	13.1	32.3	22.7	395
45	165.0	62.4	55.3	7.7	7.2	2.59	597.2	558.1	26.5	10.1	30.6	20.4	403
46	160.0	64.3	57.0	7.8	7.3	2.59	606.5	566.2	24.2	8.3	29.5	18.9	407
47	160.0	64.6	57.3	7.9	7.3	2.59	607.7	567.5	23.9	8.0	29.3	18.6	408
48	160.0	66.8	59.3	8.0	7.4	2.58	617.5	576.1	21.2	5.7	28.0	16.9	413
49	160.0	67.1	59.6	8.0	7.5	2.58	619.0	577.5	20.7	5.3	27.8	16.6	414
50	160.0	69.0	61.5	8.1	7.6	2.58	627.7	585.0	18.3	3.3	26.7	15.0	419
51	150.0	70.5	62.8	8.2	7.7	2.58	634.2	590.8	16.3	1.8	25.7	13.7	422
52	150.0	72.6	64.8	8.3	7.8	2.57	643.5	599.1	13.3	-0.6	24.4	11.9	428
53	150.0	73.7	65.8	8.4	7.9	2.56	647.5	602.9	11.9	-1.8	23.7	10.9	430
54	150.0	75.6	67.6	8.5	8.0	2.56	656.7	610.7	8.9	-3.9	22.4	9.2	435
55	150.0	75.7	67.7	8.5	8.0	2.56	657.0	611.1	8.8	-4.1	22.4	9.1	436
56	150.0	76.0	68.0	8.5	8.0	2.56	658.4	612.3	8.3	-4.4	22.1	8.9	437
57	150.0	76.5	68.5	8.5	8.0	2.55	660.1	613.8	7.6	-5.0	21.8	8.4	438
58	150.0	77.1	69.1	8.6	8.1	2.55	662.5	616.0	6.7	-5.7	21.4	7.8	439
59	150.0	77.4	69.3	8.6	8.1	2.55	663.5	616.8	6.3	-6.1	21.2	7.6	440
60	150.0	82.6	74.2	8.9	8.4	2.53	681.8	633.8	-1.5	-11.9	17.7	2.9	452
61	150.0	83.4	75.0	8.9	8.4	2.53	685.4	636.9	-2.9	-12.9	17.1	2.1	455

Page 237of 261

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

FIGURE X

GOLDBELT RESOURCES LIMITED

BELAHOURA GOLD PROJECT

PIT OPTIMISATION RESULTS - 1.0MTPA CIL SCENARIO

Based on total resources

Operating Cashflow [$ x million]
Tonnes [Mt]
60.0
30.0
0.0
-30.0
100.0
50.0
0.0
1
3
5
7
9
11
13
15
17
19
21
23
25
27
29
31
33
35
37
39
41
43
45
47
49
51
53
55
57
59
61
Pit
Waste
Mill Feed
Undisc.
Disc Worst
Disc Best
Disc Avg

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 5 Optimisation Results - Based on 1.5Mtpa CIL

The following table and figure display the optimisation results based on the 1.5Mtpa CIL scenario, using contract mining and based on economic parameters derived from pre 2005 testwork.

TABLE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.5MTPA CIL SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.77/l
Based on total resources

Pit	Pit Base	Total	Waste	Strip	Mill Feed		Au Metal			Operating Cashflow			Cashcost
		Material		Ratio	Tonnes	Grade	Insitu	Recovered	Undisc.	Discounted @ 10%
										Worst	Best	Avg.
	[mRL]	[Mt]	[Mt]	[w:o]	[Mt]	[g/t]	[koz]				$M		[$/oz]
1	245.0	5.6	3.6	1.9	1.9	2.85	176.9	168.0	44.0	39.7	39.7	39.7	188
2	245.0	6.1	4.0	2.0	2.1	2.83	187.3	177.9	46.0	41.3	41.4	41.3	191
3	245.0	6.5	4.4	2.0	2.1	2.82	194.3	184.6	47.4	42.4	42.4	42.4	193
4	240.0	7.1	4.8	2.2	2.2	2.81	203.1	192.9	48.9	43.6	43.7	43.6	196
5	235.0	8.1	5.6	2.3	2.4	2.80	218.3	207.4	51.5	45.5	45.7	45.6	202
6	235.0	8.8	6.2	2.4	2.6	2.76	229.3	217.8	53.2	46.6	47.0	46.8	206
7	235.0	9.3	6.6	2.5	2.7	2.75	236.4	224.6	54.2	47.3	47.7	47.5	209
8	235.0	9.7	7.0	2.6	2.7	2.74	242.3	230.2	55.0	47.9	48.3	48.1	211
9	235.0	9.9	7.2	2.6	2.8	2.74	244.6	232.4	55.3	48.0	48.5	48.3	212
10	235.0	10.8	7.9	2.7	2.9	2.71	255.2	242.5	56.6	48.7	49.4	49.0	217
11	235.0	11.2	8.2	2.7	3.0	2.68	260.2	247.2	57.1	49.0	49.7	49.3	219
12	215.0	14.9	11.5	3.3	3.4	2.69	297.8	282.9	60.7	51.4	52.6	52.0	235
13	215.0	16.0	12.4	3.5	3.6	2.68	308.1	292.7	61.6	51.8	53.3	52.5	240
14	215.0	16.1	12.5	3.5	3.6	2.66	310.1	294.6	61.7	51.8	53.4	52.6	241
15	210.0	16.8	13.0	3.5	3.7	2.64	316.9	301.1	62.2	52.0	53.7	52.8	244
16	200.0	19.6	15.6	3.9	4.0	2.66	341.4	323.8	63.5	52.4	54.6	53.5	254
17	200.0	20.3	16.2	3.9	4.1	2.64	348.0	330.0	63.8	52.3	54.8	53.6	257
18	200.0	20.8	16.6	4.0	4.2	2.62	353.4	335.2	63.9	52.2	54.9	53.6	259
19	200.0	21.6	17.3	4.0	4.3	2.60	361.3	342.5	64.1	52.0	55.0	53.5	263
20	200.0	22.5	18.0	4.1	4.4	2.58	368.1	349.0	64.2	51.8	55.1	53.4	266
21	200.0	23.2	18.7	4.1	4.5	2.56	373.9	354.5	64.3	51.5	55.1	53.3	269
22	180.0	30.4	25.2	4.8	5.2	2.58	431.9	406.8	64.1	50.0	55.0	52.5	292
23	175.0	32.0	26.6	5.0	5.3	2.58	443.4	417.4	64.0	49.5	54.9	52.2	297
24	175.0	32.9	27.4	5.0	5.5	2.57	450.0	423.6	63.8	49.0	54.7	51.9	299
25	175.0	33.7	28.2	5.1	5.5	2.56	456.0	429.3	63.6	48.6	54.6	51.6	302
26	175.0	34.0	28.4	5.1	5.6	2.55	458.1	431.3	63.5	48.4	54.5	51.4	303
27	170.0	38.3	32.4	5.5	5.9	2.56	485.2	456.2	62.0	46.1	53.5	49.8	314
28	170.0	39.2	33.2	5.5	6.0	2.55	491.7	462.2	61.6	45.5	53.2	49.3	317
29	170.0	40.6	34.5	5.6	6.2	2.53	501.0	470.8	60.9	44.6	52.7	48.6	321
30	170.0	41.5	35.3	5.6	6.3	2.52	506.2	475.8	60.4	43.9	52.4	48.2	323
31	165.0	43.9	37.4	5.8	6.4	2.52	521.4	489.3	59.0	42.4	51.5	47.0	329
32	165.0	44.4	37.9	5.8	6.5	2.51	525.1	492.6	58.6	42.0	51.3	46.6	331
33	165.0	45.4	38.7	5.9	6.6	2.50	531.5	498.2	57.9	41.2	50.8	46.0	334
34	165.0	46.5	39.8	5.9	6.7	2.50	537.8	504.0	57.1	40.3	50.3	45.3	337
35	165.0	48.7	41.8	6.1	6.9	2.49	549.2	514.5	55.5	38.5	49.3	43.9	342
36	165.0	49.1	42.2	6.1	6.9	2.49	551.4	516.6	55.2	38.0	49.1	43.6	343
37	165.0	51.8	44.6	6.2	7.2	2.46	566.9	530.7	52.7	35.4	47.6	41.5	351
38	165.0	53.5	46.2	6.3	7.3	2.45	575.7	538.9	51.2	33.8	46.7	40.3	355
39	165.0	55.6	48.1	6.4	7.5	2.43	586.2	548.8	49.2	31.7	45.5	38.6	360
40	165.0	59.9	52.1	6.7	7.8	2.42	606.6	567.5	45.3	27.8	43.2	35.5	370
41	165.0	62.2	54.1	6.8	8.0	2.40	618.1	578.1	43.0	25.6	41.8	33.7	376
42	165.0	63.2	55.1	6.8	8.1	2.39	623.2	582.8	41.9	24.5	41.1	32.8	378
43	165.0	64.3	56.1	6.8	8.2	2.38	628.4	587.6	40.7	23.4	40.5	32.0	381
44	160.0	65.6	57.3	6.9	8.3	2.39	635.1	593.4	39.3	22.2	39.7	30.9	384
45	160.0	66.9	58.5	7.0	8.4	2.38	641.1	598.7	37.9	20.8	38.9	29.8	387
46	160.0	68.1	59.7	7.1	8.5	2.38	646.9	603.9	36.4	19.6	38.1	28.8	390
47	160.0	70.1	61.5	7.1	8.6	2.37	656.4	612.1	34.0	17.4	36.7	27.1	395
48	150.0	72.0	63.3	7.3	8.7	2.37	665.1	619.8	31.8	15.5	35.5	25.5	399
49	150.0	73.8	65.0	7.4	8.8	2.37	673.1	627.1	29.4	13.4	34.2	23.8	403
50	150.0	75.5	66.5	7.4	9.0	2.36	681.1	634.1	27.1	11.5	33.0	22.3	407
51	150.0	76.0	67.0	7.4	9.0	2.36	683.2	636.1	26.4	10.9	32.7	21.8	408
52	150.0	76.3	67.3	7.5	9.0	2.36	684.8	637.4	26.0	10.6	32.4	21.5	409
53	150.0	76.5	67.5	7.5	9.0	2.36	685.4	637.9	25.8	10.4	32.3	21.3	410
54	150.0	77.1	68.0	7.5	9.1	2.36	687.9	640.1	25.0	9.7	31.9	20.8	411
55	150.0	79.1	69.9	7.6	9.2	2.35	696.0	647.4	22.2	7.4	30.3	18.8	416
56	150.0	80.7	71.3	7.7	9.3	2.34	701.7	652.7	20.1	5.7	29.1	17.4	419
57	150.0	86.0	76.4	7.9	9.6	2.33	722.7	671.4	12.3	-0.6	25.0	12.2	432
58	150.0	87.3	77.6	8.0	9.7	2.33	727.5	675.7	10.5	-2.1	24.1	11.0	435
59	150.0	88.3	78.6	8.0	9.8	2.33	731.6	679.3	8.9	-3.3	23.3	10.0	437
60	150.0	88.7	78.9	8.0	9.8	2.32	732.8	680.5	8.4	-3.8	23.0	9.6	438
61	150.0	89.7	79.8	8.1	9.9	2.32	736.3	683.5	7.0	-4.9	22.3	8.7	440

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

FIGURE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.5MTPA CIL SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.77/l

Based on total resources

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 6 Optimisation Results - Based on 2.0Mtpa CIL

The following table and figure display the optimisation results based on the 2.0Mtpa CIL scenario, using contract mining and based on economic parameters derived from pre 2005 testwork.

TABLE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 2.0MTPA CIL SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.77/l
Based on total resources

Pit	Pit Base	Total	Waste	Strip	Mill Feed		Au Metal		Operating Cashflow				Cashcost
		Material		Ratio	Tonnes	Grade	Insitu	Recovered	Undisc.	Discounted @ 10%
										Worst	Best	Avg.
	[mRL]	[Mt]	[Mt]	[w:o]	[Mt]	[g/t]	[koz]				$M		[$/oz]
1	245.0	6.0	3.9	1.9	2.0	2.82	185.0	175.8	47.0	42.8	42.8	42.8	182
2	245.0	6.5	4.3	2.0	2.1	2.81	193.9	184.2	48.8	44.3	44.3	44.3	185
3	245.0	6.8	4.6	2.1	2.2	2.79	199.4	189.5	49.9	45.2	45.3	45.3	187
4	240.0	7.5	5.2	2.2	2.4	2.77	211.7	201.1	52.0	47.1	47.2	47.2	191
5	235.0	8.7	6.1	2.4	2.6	2.75	228.8	217.4	54.9	49.5	49.7	49.6	197
6	235.0	9.3	6.6	2.5	2.7	2.74	236.7	224.9	56.2	50.5	50.7	50.6	200
7	235.0	9.7	7.0	2.5	2.8	2.73	242.7	230.5	57.0	51.2	51.5	51.3	203
8	235.0	10.0	7.2	2.5	2.8	2.71	246.2	233.9	57.5	51.5	51.8	51.7	204
9	235.0	10.9	7.9	2.7	3.0	2.69	256.6	243.7	58.8	52.4	52.9	52.7	209
10	235.0	11.2	8.2	2.7	3.0	2.67	260.9	247.9	59.3	52.7	53.3	53.0	211
11	215.0	14.4	11.0	3.3	3.4	2.69	292.9	278.2	62.7	55.0	56.0	55.5	225
12	215.0	15.3	11.8	3.3	3.5	2.66	303.3	288.1	63.7	55.6	56.7	56.1	229
13	215.0	16.2	12.5	3.4	3.7	2.64	312.1	296.5	64.5	55.9	57.3	56.6	233
14	215.0	16.4	12.7	3.4	3.7	2.62	314.6	298.9	64.7	56.0	57.4	56.7	234
15	210.0	17.4	13.5	3.5	3.9	2.61	324.0	307.8	65.3	56.2	57.8	57.0	238
16	200.0	20.3	16.2	3.9	4.1	2.62	349.5	331.4	66.8	56.9	58.9	57.9	249
17	200.0	20.7	16.5	3.9	4.2	2.61	353.6	335.3	67.0	57.0	59.0	58.0	250
18	200.0	21.7	17.3	4.0	4.4	2.58	362.6	343.7	67.3	57.1	59.3	58.2	254
19	200.0	22.6	18.1	4.0	4.5	2.56	370.0	350.8	67.5	57.1	59.4	58.2	258
20	200.0	23.4	18.8	4.1	4.6	2.54	376.4	356.8	67.6	57.0	59.5	58.2	261
21	180.0	30.1	24.9	4.8	5.2	2.57	430.8	405.7	67.8	56.0	59.5	57.7	283
22	175.0	32.1	26.7	4.9	5.4	2.56	445.1	419.0	67.7	55.4	59.4	57.4	288
23	175.0	32.7	27.2	5.0	5.5	2.55	450.0	423.6	67.7	55.1	59.4	57.2	290
24	175.0	33.8	28.2	5.0	5.6	2.54	457.5	430.8	67.5	54.6	59.2	56.9	293
25	175.0	34.2	28.5	5.0	5.7	2.53	460.3	433.3	67.4	54.4	59.1	56.8	295
26	175.0	37.1	31.2	5.3	5.9	2.52	478.9	450.8	66.5	52.9	58.4	55.7	303
27	170.0	39.5	33.4	5.5	6.1	2.53	494.9	465.2	65.7	51.8	57.8	54.8	309
28	170.0	40.8	34.6	5.5	6.2	2.51	502.9	472.8	65.1	51.1	57.3	54.2	312
29	170.0	41.7	35.4	5.6	6.3	2.50	508.5	478.0	64.7	50.6	57.0	53.8	315
30	170.0	43.3	36.8	5.7	6.5	2.49	518.3	486.9	63.9	49.6	56.4	53.0	319
31	165.0	44.3	37.7	5.8	6.6	2.49	525.4	493.1	63.2	49.0	55.9	52.5	322
32	165.0	45.4	38.8	5.8	6.7	2.49	532.1	499.2	62.5	48.2	55.4	51.8	325
33	165.0	47.0	40.1	5.9	6.8	2.47	541.5	507.6	61.4	46.9	54.6	50.8	329
34	165.0	48.1	41.2	6.0	6.9	2.47	547.4	513.0	60.7	46.1	54.1	50.1	332
35	165.0	49.8	42.8	6.1	7.0	2.46	556.5	521.4	59.4	44.6	53.2	48.9	336
36	165.0	52.2	44.9	6.2	7.3	2.44	570.4	534.0	57.3	42.4	51.7	47.1	343
37	165.0	53.7	46.3	6.3	7.4	2.43	578.1	541.2	56.0	41.2	50.9	46.0	347
38	165.0	55.8	48.2	6.4	7.6	2.41	588.5	551.0	54.2	39.2	49.7	44.4	352
39	165.0	59.2	51.4	6.6	7.8	2.40	604.6	565.9	51.3	36.0	47.7	41.8	359
40	165.0	62.3	54.2	6.7	8.1	2.38	620.5	580.3	48.3	33.1	45.7	39.4	367
41	165.0	63.6	55.4	6.7	8.2	2.37	627.0	586.4	47.0	31.8	44.8	38.3	370
42	165.0	64.5	56.2	6.8	8.3	2.37	631.1	590.2	46.1	31.0	44.2	37.6	372
43	160.0	65.8	57.4	6.9	8.4	2.37	637.6	595.8	44.7	29.8	43.3	36.6	375
44	160.0	66.4	58.0	6.9	8.4	2.36	640.6	598.6	44.0	29.1	42.8	36.0	377
45	160.0	67.7	59.2	7.0	8.5	2.36	646.5	603.9	42.6	27.8	41.9	34.9	380
46	160.0	69.6	61.0	7.0	8.7	2.36	655.7	612.0	40.4	25.9	40.5	33.2	384
47	150.0	71.6	62.8	7.2	8.8	2.35	665.2	620.2	38.0	23.8	38.9	31.4	389
48	150.0	73.9	65.0	7.3	8.9	2.35	675.2	629.2	35.3	21.4	37.2	29.3	394
49	150.0	75.4	66.3	7.3	9.0	2.35	682.3	635.3	33.3	19.7	35.9	27.8	398
50	150.0	76.0	66.9	7.4	9.1	2.34	685.2	637.9	32.4	18.9	35.4	27.2	399
51	150.0	76.5	67.3	7.4	9.1	2.34	687.0	639.5	31.9	18.4	35.1	26.7	400
52	150.0	76.6	67.5	7.4	9.1	2.34	687.6	640.0	31.7	18.3	34.9	26.6	401
53	150.0	76.9	67.8	7.4	9.2	2.34	688.8	641.2	31.3	17.9	34.7	26.3	401
54	150.0	79.2	69.9	7.5	9.3	2.33	698.5	649.7	28.1	15.1	32.7	23.9	407
55	150.0	80.8	71.3	7.6	9.4	2.33	704.0	654.8	26.1	13.3	31.5	22.4	410
56	150.0	83.4	73.8	7.7	9.6	2.32	713.6	663.9	22.5	10.1	29.3	19.7	416
57	150.0	87.7	77.8	7.9	9.8	2.31	731.0	679.0	16.3	4.8	25.6	15.2	426
58	150.0	88.2	78.3	7.9	9.9	2.31	732.7	680.5	15.6	4.2	25.2	14.7	427
59	150.0	88.7	78.8	8.0	9.9	2.31	734.9	682.4	14.8	3.5	24.8	14.1	428
60	150.0	89.5	79.5	8.0	10.0	2.31	737.8	684.9	13.7	2.5	24.1	13.3	430
61	150.0	90.2	80.2	8.0	10.0	2.30	740.0	686.9	12.8	1.7	23.6	12.6	431

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

FIGURE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 2.0MTPA CIL SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.77/l

Based on total resources

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 7 Optimisation Results - Based on 1.0Mtpa HL, No Agglomeration

The following table and figure display the optimisation results based on the 1.0Mtpa HL scenario, assuming contract mining, agglomeration is not required and based on economic parameters derived from pre 2005 testwork.

TABLE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.0MTPA HL ONLY, NO AGGLOMERATION SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l
Based on total resources

Pit	Pit Base	Total	Waste	Strip	Mill Feed		Au Metal		Operating Cashflow				Cashcost
		Material		Ratio	Tonnes	Grade	Insitu	Recovered	Undisc.	Discounted @ 10%
										Worst	Best	Avg.
	[mRL]	[Mt]	[Mt]	[w:o]	[Mt]	[g/t]	[koz]				$M		[$/oz]
1	275.0	3.0	1.5	1.1	1.4	2.68	123.3	71.5	19.4	17.4	17.4	17.4	179
2	260.0	3.9	2.2	1.3	1.7	2.70	144.8	84.0	22.1	19.4	19.5	19.5	187
3	250.0	4.7	2.9	1.5	1.9	2.73	162.9	94.5	24.2	21.0	21.1	21.0	194
4	250.0	5.0	3.0	1.6	1.9	2.71	168.5	97.7	24.8	21.4	21.5	21.4	196
5	245.0	5.8	3.7	1.7	2.1	2.71	185.2	107.4	26.5	22.6	22.9	22.7	203
6	245.0	6.1	3.9	1.8	2.2	2.69	191.2	110.9	27.1	23.0	23.3	23.2	206
7	245.0	6.6	4.3	1.8	2.3	2.67	200.0	116.0	27.9	23.5	23.9	23.7	210
8	245.0	6.6	4.3	1.8	2.3	2.67	200.5	116.3	27.9	23.6	24.0	23.8	210
9	245.0	7.2	4.7	1.9	2.5	2.63	210.0	121.8	28.6	24.0	24.5	24.2	215
10	245.0	7.7	5.1	2.0	2.6	2.62	218.0	126.5	29.2	24.3	24.9	24.6	219
11	245.0	8.0	5.4	2.0	2.7	2.61	223.6	129.7	29.6	24.5	25.2	24.8	222
12	240.0	8.6	5.8	2.1	2.8	2.59	232.4	134.8	30.1	24.7	25.5	25.1	227
13	240.0	8.8	6.0	2.1	2.8	2.58	235.3	136.5	30.3	24.7	25.6	25.2	228
14	235.0	9.4	6.5	2.2	2.9	2.58	243.4	141.2	30.6	24.8	25.9	25.4	233
15	235.0	9.9	6.9	2.3	3.0	2.55	250.3	145.2	30.9	24.9	26.1	25.5	237
16	235.0	10.6	7.5	2.3	3.2	2.53	259.5	150.5	31.2	25.0	26.3	25.6	242
17	235.0	11.1	7.8	2.4	3.3	2.50	265.4	153.9	31.4	25.0	26.4	25.7	246
18	235.0	11.5	8.1	2.4	3.4	2.48	270.9	157.1	31.5	24.9	26.5	25.7	249
19	235.0	12.0	8.5	2.4	3.5	2.47	276.4	160.3	31.6	24.8	26.5	25.7	253
20	235.0	12.3	8.7	2.5	3.5	2.46	279.6	162.2	31.6	24.7	26.5	25.6	255
21	235.0	13.0	9.3	2.5	3.7	2.44	288.3	167.2	31.7	24.5	26.5	25.5	261
22	235.0	13.9	10.0	2.6	3.8	2.41	297.2	172.4	31.6	24.1	26.5	25.3	267
23	230.0	14.4	10.4	2.7	3.9	2.40	302.3	175.3	31.6	23.9	26.5	25.2	270
24	215.0	17.1	12.9	3.1	4.2	2.43	328.4	190.4	31.1	23.0	26.1	24.6	287
25	215.0	17.3	13.0	3.1	4.2	2.43	329.8	191.3	31.1	23.0	26.1	24.5	287
26	210.0	18.2	13.9	3.2	4.4	2.41	339.3	196.8	30.8	22.5	25.9	24.2	293
27	210.0	18.4	14.0	3.2	4.4	2.40	341.2	197.9	30.7	22.3	25.8	24.1	295
28	210.0	18.8	14.3	3.2	4.5	2.39	345.1	200.1	30.6	22.1	25.7	23.9	297
29	200.0	23.2	18.1	3.6	5.1	2.37	386.5	224.2	28.7	19.7	24.5	22.1	322
30	200.0	24.1	18.8	3.6	5.2	2.35	394.3	228.7	28.2	19.1	24.2	21.7	327
31	200.0	24.4	19.1	3.6	5.3	2.34	396.9	230.2	28.1	18.9	24.1	21.5	328
32	195.0	25.4	20.0	3.7	5.4	2.34	405.9	235.4	27.5	18.3	23.7	21.0	333
33	195.0	25.9	20.4	3.7	5.5	2.32	410.1	237.9	27.2	17.9	23.5	20.7	336
34	185.0	28.7	22.9	4.0	5.8	2.32	431.7	250.4	25.4	15.9	22.5	19.2	348
35	185.0	28.8	23.0	4.0	5.8	2.31	432.7	251.0	25.4	15.8	22.5	19.2	349
36	175.0	31.6	25.6	4.3	6.0	2.35	453.5	263.0	23.5	14.0	21.4	17.7	361
37	175.0	32.2	26.1	4.3	6.1	2.34	458.4	265.9	23.0	13.5	21.1	17.3	364
38	175.0	33.1	26.9	4.3	6.2	2.33	465.2	269.8	22.3	12.8	20.8	16.8	368
39	175.0	34.4	28.0	4.4	6.4	2.31	474.0	274.9	21.3	11.7	20.2	16.0	373
40	175.0	35.1	28.7	4.5	6.4	2.32	479.1	277.9	20.7	11.1	19.9	15.5	376
41	175.0	35.9	29.4	4.5	6.5	2.31	484.5	281.0	20.0	10.5	19.6	15.0	379
42	170.0	36.9	30.3	4.6	6.6	2.31	491.8	285.2	19.0	9.7	19.1	14.4	383
43	165.0	40.3	33.3	4.8	7.0	2.30	514.8	298.6	15.9	6.8	17.5	12.1	397
44	165.0	42.6	35.4	5.0	7.1	2.31	529.5	307.1	13.8	4.9	16.4	10.7	405
45	165.0	42.8	35.6	5.0	7.2	2.30	531.5	308.3	13.4	4.6	16.3	10.4	406
46	165.0	43.6	36.3	5.0	7.3	2.29	536.1	311.0	12.7	3.9	15.9	9.9	409
47	165.0	44.4	37.0	5.1	7.3	2.30	540.8	313.7	12.0	3.3	15.5	9.4	412
48	165.0	45.0	37.6	5.1	7.4	2.30	544.6	315.9	11.3	2.8	15.2	9.0	414
49	165.0	47.3	39.7	5.2	7.7	2.28	559.9	324.7	8.7	0.5	14.0	7.3	423
50	165.0	47.5	39.8	5.2	7.7	2.27	560.9	325.3	8.5	0.4	13.9	7.1	424
51	165.0	48.8	41.0	5.3	7.8	2.27	568.5	329.7	7.0	-0.9	13.2	6.2	429
52	165.0	49.5	41.6	5.3	7.9	2.26	572.3	331.9	6.3	-1.6	12.9	5.7	431
53	165.0	49.9	42.0	5.3	7.9	2.25	574.4	333.1	5.9	-2.0	12.7	5.4	432
54	165.0	50.7	42.7	5.3	8.0	2.25	579.3	336.0	4.9	-2.8	12.3	4.7	436
55	165.0	51.6	43.5	5.4	8.1	2.25	584.2	338.8	3.8	-3.6	11.8	4.1	439
56	165.0	51.8	43.7	5.4	8.1	2.24	585.3	339.5	3.6	-3.8	11.7	3.9	440
57	165.0	52.8	44.6	5.4	8.2	2.24	590.4	342.4	2.4	-4.8	11.1	3.2	443
58	165.0	54.2	45.8	5.5	8.4	2.22	597.5	346.5	0.8	-6.2	10.4	2.1	448
59	165.0	55.2	46.8	5.6	8.4	2.22	602.7	349.6	-0.5	-7.1	9.9	1.4	451
60	160.0	64.1	55.0	6.0	9.2	2.20	649.2	376.5	-11.8	-16.1	5.2	-5.5	481
61	160.0	64.5	55.3	6.0	9.2	2.19	651.1	377.6	-12.3	-16.5	5.0	-5.8	483

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

FIGURE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.0MTPA HL ONLY, NO AGGLOMERATION SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l

Based on total resources

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 8 Optimisation Results - Based on 1.0Mtpa HL, With Agglomeration

The following table and figure display the optimisation results based on the 1.0Mtpa HL scenario, assuming contract mining, agglomeration is required and based on economic parameters derived from pre 2005 testwork.

TABLE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.0MTPA HL ONLY WITH AGGLOMERATION SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l
Based on total resources

Pit	Pit Base	Total	Waste	Strip	Mill Feed		Au Metal		Operating Cashflow				Cashcost
		Material		Ratio	Tonnes	Grade	Insitu	Recovered	Undisc.	Discounted @ 10%
										Worst	Best	Avg.
	[mRL]	[Mt]	[Mt]	[w:o]	[Mt]	[g/t]	[koz]				$M		[$/oz]
1	280.0	1.6	0.8	1.0	0.8	3.11	79.9	46.3	12.3	11.4	11.4	11.4	184
2	280.0	1.8	0.9	1.0	0.9	3.04	88.2	51.1	13.3	12.2	12.2	12.2	190
3	280.0	2.1	1.1	1.1	1.0	3.01	96.3	55.8	14.3	13.0	13.0	13.0	195
4	275.0	2.5	1.4	1.3	1.1	2.97	106.6	61.8	15.4	14.0	14.0	14.0	201
5	250.0	4.4	2.7	1.6	1.6	2.87	152.2	88.3	20.1	17.7	18.0	17.8	222
6	250.0	4.7	2.9	1.7	1.8	2.85	160.5	93.1	20.9	18.3	18.6	18.4	225
7	250.0	4.9	3.1	1.7	1.8	2.83	165.0	95.7	21.3	18.5	18.9	18.7	227
8	245.0	5.7	3.7	1.9	2.0	2.84	179.9	104.4	22.6	19.4	19.8	19.6	234
9	245.0	6.0	4.0	1.9	2.0	2.83	186.2	108.0	23.1	19.7	20.2	20.0	237
10	245.0	6.4	4.3	2.0	2.1	2.81	194.0	112.5	23.6	20.1	20.7	20.4	240
11	245.0	6.6	4.4	2.0	2.2	2.80	196.7	114.1	23.8	20.2	20.8	20.5	242
12	245.0	6.9	4.7	2.1	2.2	2.80	202.0	117.2	24.1	20.4	21.1	20.7	244
13	245.0	7.4	5.0	2.1	2.4	2.77	210.3	122.0	24.5	20.6	21.4	21.0	249
14	240.0	7.9	5.4	2.2	2.4	2.77	217.3	126.0	24.9	20.8	21.6	21.2	253
15	240.0	8.4	5.9	2.3	2.6	2.75	225.4	130.7	25.2	20.9	21.9	21.4	257
16	235.0	8.9	6.3	2.4	2.6	2.76	231.9	134.5	25.4	21.0	22.0	21.5	261
17	235.0	9.3	6.6	2.5	2.7	2.74	236.8	137.4	25.5	21.0	22.1	21.6	264
18	235.0	9.6	6.8	2.5	2.7	2.74	240.5	139.5	25.6	21.0	22.2	21.6	266
19	235.0	10.0	7.2	2.6	2.8	2.73	245.4	142.3	25.7	20.9	22.2	21.6	269
20	235.0	10.3	7.5	2.6	2.9	2.71	250.3	145.1	25.7	20.8	22.2	21.5	273
21	235.0	10.8	7.8	2.6	3.0	2.68	256.7	148.9	25.8	20.7	22.2	21.5	277
22	235.0	11.3	8.3	2.7	3.1	2.67	262.6	152.3	25.8	20.6	22.2	21.4	281
23	235.0	11.6	8.5	2.7	3.1	2.65	266.0	154.3	25.7	20.5	22.2	21.3	283
24	235.0	12.1	8.9	2.8	3.2	2.63	271.9	157.7	25.6	20.3	22.1	21.2	287
25	235.0	12.7	9.4	2.9	3.3	2.62	278.3	161.4	25.5	20.1	22.0	21.0	292
26	230.0	13.6	10.2	3.0	3.4	2.61	286.8	166.3	25.3	19.7	21.9	20.8	298
27	215.0	16.6	12.9	3.5	3.7	2.64	315.2	182.8	24.3	18.3	21.2	19.7	317
28	215.0	16.7	13.0	3.5	3.7	2.64	316.0	183.3	24.3	18.3	21.2	19.7	318
29	215.0	16.9	13.1	3.5	3.8	2.62	318.5	184.7	24.1	18.1	21.1	19.6	319
30	210.0	17.6	13.7	3.6	3.9	2.61	324.9	188.4	23.8	17.6	20.8	19.2	324
31	210.0	18.0	14.1	3.6	3.9	2.60	329.0	190.8	23.5	17.3	20.7	19.0	327
32	200.0	21.1	16.9	4.0	4.2	2.62	356.2	206.6	21.7	15.5	19.4	17.4	345
33	200.0	21.4	17.1	4.0	4.3	2.62	358.3	207.8	21.6	15.3	19.3	17.3	346
34	200.0	23.5	18.9	4.1	4.6	2.56	378.4	219.5	20.0	13.7	18.2	15.9	359
35	195.0	24.4	19.7	4.2	4.7	2.56	386.2	224.0	19.3	13.0	17.8	15.4	364
36	195.0	24.9	20.2	4.2	4.8	2.55	390.7	226.6	18.8	12.6	17.5	15.1	367
37	195.0	25.2	20.4	4.3	4.8	2.55	393.1	228.0	18.6	12.3	17.4	14.9	368
38	175.0	29.9	24.8	4.8	5.1	2.60	428.1	248.3	14.9	8.9	15.1	12.0	390
39	175.0	30.7	25.4	4.9	5.2	2.58	433.8	251.6	14.3	8.2	14.7	11.4	393
40	175.0	31.2	25.9	4.9	5.3	2.57	437.3	253.6	13.8	7.8	14.4	11.1	396
41	175.0	32.1	26.7	5.0	5.4	2.56	444.1	257.6	13.0	7.0	13.9	10.4	400
42	175.0	32.3	26.9	5.0	5.4	2.56	445.5	258.4	12.8	6.8	13.7	10.3	401
43	175.0	33.6	28.1	5.1	5.5	2.56	454.2	263.5	11.6	5.6	13.0	9.3	406
44	175.0	34.5	28.9	5.2	5.6	2.55	460.5	267.1	10.6	4.7	12.5	8.6	410
45	175.0	35.1	29.4	5.2	5.7	2.55	464.1	269.2	10.1	4.2	12.2	8.2	413
46	165.0	38.0	32.1	5.4	5.9	2.55	483.8	280.6	6.9	1.5	10.4	5.9	426
47	165.0	39.1	33.1	5.5	6.0	2.54	491.9	285.3	5.5	0.4	9.6	5.0	431
48	165.0	42.1	35.8	5.7	6.3	2.54	510.2	295.9	2.4	-2.3	7.9	2.8	442
49	165.0	42.4	36.1	5.7	6.3	2.53	511.9	296.9	2.1	-2.6	7.7	2.6	443
50	165.0	43.9	37.5	5.9	6.4	2.53	520.8	302.1	0.4	-4.0	6.9	1.4	449
51	165.0	44.2	37.8	5.9	6.4	2.53	522.6	303.1	0.1	-4.3	6.7	1.2	450
52	165.0	45.0	38.5	5.9	6.5	2.53	527.5	305.9	-0.9	-5.1	6.2	0.5	453
53	165.0	45.4	38.9	6.0	6.5	2.53	529.7	307.2	-1.4	-5.5	5.9	0.2	455
54	165.0	45.9	39.3	6.0	6.6	2.52	532.2	308.7	-1.9	-6.0	5.6	-0.2	456
55	165.0	47.3	40.6	6.0	6.7	2.50	541.5	314.1	-4.1	-7.7	4.6	-1.6	463
56	165.0	48.2	41.4	6.1	6.8	2.50	546.0	316.7	-5.1	-8.5	4.1	-2.2	466
57	165.0	48.9	42.0	6.1	6.9	2.49	549.7	318.8	-6.0	-9.4	3.6	-2.9	469
58	165.0	50.0	43.1	6.2	6.9	2.49	555.4	322.1	-7.4	-10.6	3.0	-3.8	473
59	165.0	50.6	43.6	6.2	7.0	2.49	558.5	323.9	-8.2	-11.2	2.6	-4.3	475
60	165.0	51.4	44.4	6.3	7.1	2.48	562.8	326.4	-9.3	-12.1	2.0	-5.0	478
61	165.0	51.5	44.4	6.3	7.1	2.48	563.1	326.6	-9.4	-12.2	2.0	-5.1	479

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

FIGURE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

0

PIT OPTIMISATION RESULTS - 1.0MTPA HL ONLY WITH AGGLOMERATION SCENARIO

Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l Based on total resources

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 9 Optimisation Results - Based on 1.5Mtpa HL, No Agglomeration

The following table and figure display the optimisation results based on the 1.5Mtpa HL scenario, assuming contract mining, agglomeration is not required and based on economic parameters derived from pre 2005 testwork.

TABLE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS 1.5MTPA HL ONLY, NO AGGLOMERATION SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l
Based on total resources

Pit	Pit Base	Total	Waste	Strip	Mill Feed		Au Metal		Operating Cashflow				Cashcost
		Material		Ratio	Tonnes	Grade	Insitu	Recovered	Undisc.	Discounted @ 10%
										Worst	Best	Avg.
	[mRL]	[Mt]	[Mt]	[w:o]	[Mt]	[g/t]	[koz]				$M		[$/oz]
1	250.0	4.9	2.9	1.5	1.9	2.69	167.3	97.0	27.0	24.4	24.4	24.4	172
2	250.0	5.0	3.0	1.5	2.0	2.68	170.1	98.7	27.4	24.6	24.6	24.6	173
3	250.0	5.6	3.5	1.6	2.1	2.65	183.0	106.2	28.9	25.8	25.9	25.9	178
4	245.0	6.2	4.0	1.8	2.3	2.66	193.9	112.5	30.1	26.8	26.9	26.8	182
5	245.0	6.6	4.2	1.8	2.4	2.64	200.1	116.0	30.7	27.2	27.4	27.3	185
6	245.0	6.8	4.4	1.8	2.4	2.62	204.9	118.8	31.2	27.6	27.7	27.6	187
7	245.0	7.4	4.8	1.9	2.6	2.60	214.6	124.5	32.1	28.2	28.4	28.3	192
8	245.0	7.9	5.2	2.0	2.7	2.58	222.8	129.2	32.8	28.6	28.9	28.7	196
9	245.0	8.3	5.5	2.0	2.8	2.55	229.3	133.0	33.3	28.9	29.2	29.1	200
10	240.0	8.8	5.9	2.1	2.9	2.55	235.9	136.8	33.8	29.1	29.6	29.4	203
11	240.0	9.1	6.1	2.1	3.0	2.52	240.9	139.7	34.1	29.3	29.8	29.5	206
12	235.0	9.9	6.8	2.2	3.1	2.50	251.5	145.8	34.8	29.7	30.3	30.0	212
13	235.0	10.6	7.3	2.3	3.3	2.48	260.7	151.2	35.3	30.0	30.7	30.3	217
14	235.0	11.2	7.8	2.3	3.4	2.47	268.1	155.5	35.6	30.2	30.9	30.6	221
15	235.0	11.4	8.0	2.3	3.4	2.45	270.9	157.1	35.7	30.2	31.0	30.6	223
16	235.0	12.1	8.5	2.4	3.6	2.44	278.5	161.5	36.0	30.3	31.2	30.7	227
17	235.0	12.3	8.7	2.4	3.6	2.42	281.0	163.0	36.1	30.3	31.3	30.8	229
18	235.0	13.5	9.6	2.5	3.8	2.38	294.2	170.7	36.4	30.2	31.5	30.8	237
19	235.0	13.9	9.9	2.5	3.9	2.37	298.2	173.0	36.4	30.1	31.5	30.8	240
20	235.0	14.3	10.3	2.6	4.0	2.36	302.3	175.3	36.5	30.0	31.5	30.8	242
21	230.0	15.3	11.2	2.7	4.1	2.36	312.4	181.2	36.5	29.8	31.5	30.7	249
22	230.0	15.6	11.4	2.7	4.2	2.34	315.2	182.8	36.5	29.7	31.5	30.6	251
23	215.0	18.0	13.6	3.1	4.4	2.38	337.8	195.9	36.3	29.1	31.4	30.2	265
24	210.0	18.7	14.2	3.1	4.5	2.36	345.1	200.1	36.2	28.8	31.3	30.0	269
25	210.0	19.7	15.0	3.2	4.7	2.33	355.2	206.0	35.9	28.5	31.1	29.8	276
26	200.0	23.7	18.4	3.5	5.2	2.32	391.8	227.2	34.8	27.0	30.3	28.6	297
27	200.0	23.9	18.6	3.5	5.3	2.32	393.7	228.3	34.8	26.9	30.3	28.6	298
28	200.0	25.0	19.5	3.6	5.4	2.30	402.8	233.6	34.4	26.3	30.0	28.1	303
29	195.0	25.8	20.3	3.7	5.6	2.30	410.7	238.2	34.0	25.8	29.7	27.8	307
30	195.0	26.5	20.8	3.7	5.7	2.29	415.8	241.2	33.7	25.4	29.5	27.5	310
31	195.0	27.3	21.5	3.7	5.8	2.27	422.0	244.8	33.4	24.8	29.3	27.1	314
32	185.0	29.2	23.2	3.9	6.0	2.28	437.3	253.6	32.3	23.7	28.6	26.1	323
33	185.0	29.6	23.5	3.9	6.0	2.27	440.0	255.2	32.1	23.4	28.5	26.0	324
34	175.0	32.9	26.6	4.2	6.3	2.29	464.6	269.5	30.1	21.4	27.1	24.3	338
35	175.0	33.3	27.0	4.2	6.4	2.29	467.9	271.4	29.9	21.1	27.0	24.0	340
36	175.0	33.9	27.5	4.3	6.4	2.28	472.1	273.8	29.5	20.7	26.7	23.7	342
37	175.0	34.9	28.4	4.3	6.5	2.28	479.3	278.0	28.8	19.9	26.3	23.1	347
38	175.0	36.2	29.5	4.4	6.7	2.27	488.1	283.1	27.9	18.9	25.7	22.3	352
39	175.0	37.4	30.6	4.5	6.8	2.25	496.1	287.8	27.0	17.9	25.1	21.5	356
40	170.0	38.6	31.7	4.6	7.0	2.25	504.6	292.7	26.0	17.0	24.5	20.8	361
41	165.0	39.9	32.8	4.6	7.1	2.25	514.3	298.3	24.8	15.9	23.8	19.9	367
42	165.0	43.2	35.9	4.9	7.3	2.27	534.9	310.3	22.1	13.3	22.2	17.8	379
43	165.0	43.5	36.1	4.9	7.4	2.27	536.8	311.3	21.9	13.1	22.0	17.6	380
44	165.0	44.1	36.7	4.9	7.4	2.26	540.6	313.5	21.3	12.5	21.7	17.1	382
45	165.0	46.5	38.8	5.0	7.7	2.25	556.4	322.7	18.9	10.4	20.3	15.4	391
46	165.0	47.8	40.0	5.1	7.8	2.25	564.1	327.2	17.7	9.4	19.5	14.5	396
47	165.0	48.1	40.3	5.1	7.9	2.24	566.0	328.3	17.4	9.1	19.4	14.2	397
48	165.0	49.4	41.4	5.2	8.0	2.23	573.1	332.4	16.2	7.9	18.6	13.3	401
49	165.0	50.2	42.1	5.2	8.1	2.22	578.0	335.2	15.4	7.2	18.1	12.7	404
50	165.0	50.5	42.4	5.2	8.1	2.22	579.9	336.3	15.0	6.9	17.9	12.4	405
51	165.0	50.6	42.5	5.2	8.1	2.22	580.4	336.6	14.9	6.8	17.9	12.3	406
52	165.0	51.4	43.2	5.3	8.2	2.21	584.4	338.9	14.2	6.1	17.4	11.8	408
53	165.0	53.0	44.6	5.3	8.4	2.21	593.1	344.0	12.4	4.5	16.4	10.4	414
54	165.0	53.7	45.3	5.4	8.4	2.20	596.8	346.2	11.6	3.7	16.0	9.9	416
55	165.0	54.6	46.1	5.4	8.5	2.20	601.4	348.8	10.7	2.8	15.5	9.1	419
56	165.0	57.6	48.8	5.6	8.8	2.18	617.7	358.3	7.1	-0.3	13.5	6.6	430
57	165.0	63.5	54.2	5.8	9.3	2.17	647.0	375.3	0.5	-6.2	9.9	1.8	449
58	160.0	65.3	55.9	5.9	9.4	2.17	657.0	381.1	-1.7	-8.0	8.6	0.3	455
59	155.0	65.7	56.3	5.9	9.5	2.16	659.4	382.5	-2.3	-8.5	8.3	-0.1	456
60	155.0	66.0	56.5	5.9	9.5	2.16	660.6	383.1	-2.6	-8.7	8.1	-0.3	457
61	150.0	66.5	56.9	6.0	9.6	2.16	663.4	384.8	-3.3	-9.2	7.7	-0.7	459

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

FIGURE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS 1.5MTPA HL ONLY, NO AGGLOMERATION SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l

Based on total resources

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 10 Optimisation Results - Based on 1.5Mtpa HL, With Agglomeration

The following table and figure display the optimisation results based on the 1.5Mtpa HL scenario, assuming contract mining, agglomeration is required and based on economic parameters derived from pre 2005 testwork.

TABLE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.5MTPA HL ONLY WITH AGGLOMERATION SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l
Based on total resources

Pit	Pit Base	Total	Waste	Strip	Mill Feed		Au Metal		Operating Cashflow				Cashcost
		Material		Ratio	Tonnes	Grade	Insitu	Recovered	Undisc.	Discounted @ 10%
										Worst	Best	Avg.
	[mRL]	[Mt]	[Mt]	[w:o]	[Mt]	[g/t]		[koz]			$M		[$/oz]
1	280.0	2.2	1.2	1.1	1.1	2.91	101.3	58.7	16.1	15.0	15.0	15.0	176
2	275.0	2.7	1.5	1.2	1.2	2.86	113.7	65.9	17.6	16.3	16.3	16.3	183
3	260.0	4.0	2.3	1.4	1.6	2.77	146.4	84.9	21.4	19.5	19.5	19.5	198
4	250.0	4.7	2.9	1.6	1.8	2.79	161.9	93.9	23.2	21.0	21.0	21.0	203
5	250.0	4.9	3.1	1.6	1.9	2.78	166.6	96.6	23.6	21.4	21.4	21.4	205
6	245.0	5.8	3.7	1.8	2.1	2.78	183.8	106.6	25.3	22.7	22.8	22.7	213
7	245.0	6.2	4.0	1.9	2.1	2.76	190.4	110.4	25.9	23.1	23.3	23.2	216
8	245.0	6.6	4.3	1.9	2.2	2.74	197.8	114.7	26.5	23.6	23.8	23.7	219
9	245.0	6.6	4.4	1.9	2.3	2.74	198.9	115.4	26.6	23.7	23.8	23.7	219
10	245.0	7.1	4.7	2.0	2.4	2.72	206.2	119.6	27.1	24.0	24.2	24.1	223
11	245.0	7.5	5.1	2.1	2.5	2.70	214.3	124.3	27.7	24.4	24.7	24.5	228
12	240.0	8.2	5.6	2.2	2.6	2.69	223.4	129.6	28.2	24.7	25.1	24.9	232
13	240.0	8.5	5.9	2.2	2.6	2.69	228.4	132.5	28.5	24.8	25.2	25.0	235
14	235.0	9.1	6.3	2.3	2.7	2.67	236.0	136.9	28.8	25.0	25.5	25.2	239
15	235.0	9.4	6.6	2.3	2.8	2.67	240.2	139.3	29.0	25.1	25.6	25.3	242
16	235.0	9.8	6.9	2.4	2.9	2.65	245.8	142.6	29.2	25.1	25.7	25.4	245
17	235.0	10.4	7.4	2.5	3.0	2.62	254.1	147.4	29.4	25.1	25.8	25.5	250
18	235.0	10.9	7.8	2.5	3.1	2.61	259.9	150.8	29.6	25.2	26.0	25.6	254
19	235.0	11.3	8.1	2.5	3.2	2.58	265.9	154.2	29.6	25.2	26.0	25.6	258
20	235.0	11.6	8.4	2.6	3.3	2.57	269.1	156.1	29.7	25.2	26.1	25.6	260
21	235.0	12.2	8.8	2.6	3.4	2.55	275.5	159.8	29.7	25.1	26.1	25.6	264
22	235.0	12.8	9.3	2.7	3.5	2.54	282.1	163.6	29.7	25.0	26.0	25.5	269
23	235.0	13.5	9.9	2.8	3.6	2.52	289.5	167.9	29.6	24.8	26.0	25.4	274
24	230.0	14.2	10.6	2.9	3.7	2.51	297.2	172.4	29.5	24.5	25.9	25.2	279
25	215.0	16.9	12.9	3.3	3.9	2.55	321.5	186.5	28.9	23.7	25.5	24.6	295
26	215.0	17.1	13.1	3.3	4.0	2.53	324.1	188.0	28.9	23.5	25.4	24.5	297
27	215.0	17.3	13.3	3.3	4.0	2.52	326.1	189.2	28.8	23.4	25.3	24.4	298
28	210.0	18.2	14.1	3.4	4.1	2.51	334.9	194.2	28.4	22.9	25.1	24.0	304
29	210.0	18.4	14.2	3.4	4.2	2.50	336.7	195.3	28.3	22.8	25.0	23.9	305
30	200.0	22.7	18.0	3.8	4.7	2.48	376.0	218.1	26.2	20.4	23.4	21.9	330
31	200.0	23.6	18.8	3.9	4.8	2.48	384.2	222.8	25.7	19.9	23.0	21.5	335
32	200.0	24.1	19.2	3.9	4.9	2.46	388.5	225.4	25.4	19.6	22.8	21.2	337
33	195.0	25.1	20.0	4.0	5.0	2.46	397.1	230.3	24.8	18.9	22.3	20.6	342
34	195.0	25.4	20.3	4.0	5.1	2.45	400.0	232.0	24.5	18.7	22.1	20.4	344
35	185.0	28.0	22.6	4.2	5.3	2.45	419.7	243.4	22.8	16.9	20.9	18.9	356
36	185.0	28.7	23.3	4.3	5.5	2.43	425.6	246.9	22.2	16.3	20.5	18.4	360
37	175.0	31.4	25.8	4.6	5.6	2.47	445.3	258.3	20.3	14.4	19.2	16.8	371
38	175.0	31.8	26.2	4.6	5.7	2.46	448.7	260.2	20.0	14.1	18.9	16.5	373
39	175.0	32.7	26.9	4.7	5.8	2.46	454.8	263.8	19.3	13.4	18.4	15.9	377
40	175.0	33.5	27.7	4.7	5.8	2.45	460.5	267.1	18.6	12.7	18.0	15.3	380
41	175.0	35.0	29.0	4.8	6.0	2.44	470.1	272.7	17.4	11.4	17.2	14.3	386
42	175.0	35.6	29.6	4.9	6.1	2.44	474.5	275.2	16.8	10.9	16.8	13.8	389
43	175.0	36.1	30.0	4.9	6.1	2.43	477.9	277.2	16.3	10.5	16.4	13.5	391
44	165.0	39.3	32.9	5.2	6.4	2.44	500.1	290.1	13.1	7.7	14.3	11.0	405
45	165.0	42.2	35.6	5.4	6.6	2.44	518.4	300.7	10.2	5.0	12.5	8.7	416
46	165.0	42.7	36.1	5.4	6.7	2.43	521.7	302.6	9.7	4.5	12.2	8.3	418
47	165.0	43.2	36.4	5.4	6.7	2.43	524.1	304.0	9.3	4.1	11.9	8.0	419
48	165.0	44.6	37.8	5.5	6.8	2.42	532.9	309.1	7.7	2.7	10.9	6.8	425
49	165.0	44.9	38.1	5.5	6.9	2.42	534.8	310.2	7.4	2.3	10.7	6.5	426
50	165.0	45.6	38.7	5.6	6.9	2.42	538.7	312.4	6.7	1.7	10.3	6.0	429
51	165.0	47.3	40.2	5.7	7.1	2.41	549.7	318.9	4.6	-0.1	9.0	4.4	436
52	165.0	47.8	40.7	5.7	7.2	2.40	552.9	320.7	3.9	-0.7	8.6	3.9	438
53	165.0	48.9	41.6	5.7	7.3	2.39	558.6	324.0	2.7	-1.8	7.9	3.1	442
54	165.0	49.5	42.2	5.8	7.3	2.39	561.6	325.7	2.1	-2.4	7.5	2.5	444
55	165.0	49.7	42.4	5.8	7.3	2.38	562.8	326.4	1.8	-2.7	7.4	2.3	445
56	165.0	51.5	44.0	5.9	7.5	2.38	572.2	331.9	-0.3	-4.6	6.1	0.8	451
57	165.0	51.6	44.1	5.9	7.5	2.38	572.9	332.3	-0.5	-4.7	6.1	0.7	452
58	165.0	52.0	44.5	5.9	7.5	2.37	575.0	333.5	-1.0	-5.1	5.7	0.3	453
59	165.0	53.4	45.7	6.0	7.7	2.36	581.7	337.4	-2.7	-6.5	4.7	-0.9	458
60	165.0	55.1	47.3	6.1	7.8	2.35	590.5	342.5	-4.9	-8.4	3.4	-2.5	464
61	160.0	63.7	55.2	6.5	8.5	2.33	633.7	367.5	-16.1	-18.0	-3.1	-10.5	494

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

FIGURE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.5MTPA HL ONLY WITH AGGLOMERATION SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l

Based on total resources

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 11 Optimisation Results - Based on 2.0Mtpa HL, No Agglomeration

The following table and figure display the optimisation results based on the 2.0Mtpa HL scenario, assuming contract mining, agglomeration is not required and based on economic parameters derived from pre 2005 testwork.

TABLE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 2.0MTPA HL ONLY, NO AGGLOMERATION SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l
Based on total resources

Pit	Pit Base	Total	Waste	Strip	Mill Feed		Au Metal		Operating Cashflow				Cashcost
		Material		Ratio	Tonnes	Grade	Insitu	Recovered	Undisc.	Discounted @ 10%
										Worst	Best	Avg.
	[mRL]	[Mt]	[Mt]	[w:o]	[Mt]	[g/t]	[koz]				$M		[$/oz]
1	250.0	5.1	3.1	1.5	2.0	2.66	171.7	99.6	28.6	26.0	26.0	26.0	163
2	250.0	5.8	3.6	1.6	2.2	2.64	185.9	107.8	30.4	27.6	27.6	27.6	168
3	245.0	6.2	3.9	1.7	2.3	2.65	193.7	112.3	31.3	28.4	28.4	28.4	172
4	245.0	6.6	4.2	1.8	2.4	2.62	201.8	117.0	32.2	29.1	29.2	29.2	175
5	245.0	6.8	4.4	1.8	2.4	2.62	205.2	119.0	32.6	29.4	29.5	29.5	177
6	245.0	7.5	4.9	1.9	2.6	2.57	217.4	126.1	33.8	30.4	30.5	30.5	182
7	245.0	8.0	5.3	1.9	2.7	2.55	224.5	130.2	34.4	30.9	31.1	31.0	186
8	245.0	8.4	5.6	2.0	2.8	2.54	230.6	133.7	34.9	31.3	31.5	31.4	189
9	240.0	9.0	6.0	2.0	2.9	2.52	238.5	138.3	35.6	31.7	32.0	31.9	193
10	240.0	9.4	6.3	2.1	3.1	2.48	245.3	142.3	36.0	32.0	32.4	32.2	197
11	235.0	10.1	6.9	2.2	3.2	2.48	255.1	148.0	36.7	32.4	32.9	32.7	202
12	235.0	10.7	7.4	2.2	3.3	2.46	262.1	152.0	37.1	32.6	33.3	32.9	206
13	235.0	11.4	7.9	2.3	3.4	2.45	270.2	156.7	37.6	32.9	33.6	33.2	210
14	235.0	11.6	8.1	2.3	3.5	2.44	273.0	158.4	37.7	32.9	33.7	33.3	212
15	235.0	12.3	8.7	2.4	3.6	2.41	280.8	162.9	38.0	33.0	33.9	33.5	217
16	235.0	12.7	9.0	2.4	3.7	2.39	285.9	165.8	38.2	33.0	34.0	33.5	220
17	235.0	13.7	9.8	2.5	3.9	2.37	296.9	172.2	38.5	33.0	34.2	33.6	226
18	235.0	13.9	9.9	2.5	3.9	2.36	298.6	173.2	38.5	33.0	34.2	33.6	227
19	235.0	14.5	10.5	2.6	4.0	2.35	304.9	176.9	38.6	33.0	34.3	33.6	232
20	230.0	15.5	11.4	2.7	4.2	2.34	314.8	182.6	38.7	33.0	34.3	33.7	238
21	230.0	15.8	11.5	2.7	4.2	2.33	317.2	184.0	38.7	32.9	34.4	33.6	240
22	215.0	18.3	13.8	3.1	4.5	2.36	340.8	197.6	38.7	32.6	34.3	33.4	254
23	210.0	19.0	14.4	3.1	4.6	2.35	347.6	201.6	38.6	32.4	34.2	33.3	259
24	210.0	19.9	15.1	3.2	4.8	2.32	356.7	206.9	38.5	32.2	34.1	33.2	264
25	200.0	23.7	18.5	3.5	5.3	2.32	392.5	227.6	37.7	30.9	33.5	32.2	285
26	200.0	24.5	19.1	3.5	5.4	2.30	399.3	231.6	37.5	30.5	33.3	31.9	288
27	200.0	24.8	19.3	3.6	5.5	2.29	401.5	232.9	37.4	30.4	33.3	31.8	290
28	195.0	26.4	20.7	3.7	5.7	2.28	415.3	240.9	36.8	29.6	32.9	31.2	297
29	195.0	26.8	21.1	3.7	5.7	2.27	418.6	242.8	36.7	29.4	32.7	31.0	299
30	195.0	27.5	21.7	3.7	5.8	2.27	423.8	245.8	36.4	29.0	32.5	30.8	302
31	185.0	29.6	23.5	3.9	6.0	2.27	440.1	255.3	35.4	27.8	31.8	29.8	311
32	185.0	30.2	24.0	3.9	6.1	2.25	444.7	257.9	35.1	27.5	31.6	29.5	314
33	185.0	30.5	24.4	3.9	6.2	2.25	447.3	259.4	34.9	27.3	31.4	29.3	316
34	175.0	33.8	27.4	4.3	6.4	2.28	471.2	273.3	33.0	25.4	30.1	27.7	329
35	175.0	34.2	27.7	4.3	6.5	2.27	474.2	275.0	32.8	25.1	29.9	27.5	331
36	175.0	35.4	28.8	4.3	6.6	2.26	482.9	280.1	32.0	24.3	29.3	26.8	336
37	175.0	36.8	30.0	4.4	6.8	2.25	492.1	285.4	31.1	23.3	28.7	26.0	341
38	175.0	37.8	30.9	4.5	6.9	2.25	498.7	289.2	30.4	22.6	28.2	25.4	345
39	170.0	39.4	32.3	4.6	7.1	2.24	510.2	295.9	29.1	21.4	27.3	24.3	352
40	165.0	40.1	33.0	4.6	7.1	2.24	515.3	298.9	28.5	20.8	26.9	23.8	355
41	165.0	43.2	35.9	4.9	7.3	2.27	535.3	310.5	26.0	18.4	25.2	21.8	366
42	165.0	43.9	36.5	4.9	7.4	2.26	539.2	312.8	25.5	17.8	24.9	21.3	368
43	165.0	44.0	36.6	4.9	7.4	2.25	540.0	313.2	25.4	17.7	24.8	21.2	369
44	165.0	46.9	39.1	5.1	7.8	2.24	558.5	323.9	22.8	15.2	23.1	19.1	380
45	165.0	48.0	40.1	5.1	7.8	2.24	565.1	327.8	21.8	14.3	22.4	18.3	384
46	165.0	48.9	40.9	5.2	8.0	2.23	570.5	330.9	21.0	13.4	21.9	17.7	387
47	165.0	49.7	41.7	5.2	8.1	2.22	575.1	333.6	20.2	12.7	21.4	17.1	389
48	165.0	50.3	42.2	5.2	8.1	2.22	578.7	335.6	19.6	12.2	21.0	16.6	392
49	165.0	50.6	42.5	5.2	8.1	2.22	580.1	336.5	19.4	12.0	20.8	16.4	392
50	165.0	51.0	42.8	5.2	8.2	2.21	582.2	337.7	19.0	11.6	20.6	16.1	394
51	165.0	52.2	43.9	5.3	8.3	2.20	588.9	341.5	17.8	10.5	19.8	15.1	398
52	165.0	53.5	45.1	5.4	8.4	2.20	595.8	345.6	16.4	9.3	18.8	14.1	403
53	165.0	54.3	45.8	5.4	8.5	2.20	599.8	347.9	15.6	8.5	18.3	13.4	405
54	165.0	55.3	46.7	5.4	8.6	2.19	604.8	350.8	14.6	7.6	17.7	12.6	409
55	165.0	58.5	49.6	5.6	8.9	2.17	622.0	360.8	10.9	4.3	15.3	9.8	420
56	165.0	63.8	54.5	5.9	9.3	2.16	648.6	376.2	5.2	-1.2	11.8	5.3	436
57	155.0	65.8	56.3	5.9	9.5	2.16	659.5	382.5	2.8	-3.2	10.3	3.5	443
58	155.0	65.9	56.4	5.9	9.5	2.16	660.0	382.8	2.7	-3.3	10.2	3.5	443
59	155.0	66.2	56.6	5.9	9.5	2.16	661.7	383.8	2.3	-3.7	10.0	3.2	444
60	150.0	67.0	57.4	6.0	9.6	2.15	665.7	386.1	1.3	-4.5	9.4	2.5	447
61	150.0	69.2	59.4	6.1	9.8	2.15	676.9	392.6	-1.5	-6.9	7.8	0.4	454

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

FIGURE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 2.0MTPA HL ONLY, NO AGGLOMERATION SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l

Based on total resources

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 12 Optimisation Results - Based on 2.0Mtpa HL, With Agglomeration

The following table and figure display the optimisation results based on the 2.0Mtpa HL scenario, assuming contract mining, agglomeration is required and based on economic parameters derived from pre 2005 testwork.

TABLE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 2.0MTPA HL ONLY WITH AGGLOMERATION SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l
Based on total resources

Pit	Pit Base	Total	Waste	Strip	Mill Feed		Au Metal		Operating Cashflow				Cashcost
		Material		Ratio	Tonnes	Grade	Insitu	Recovered	Undisc.	Discounted @ 10%
										Worst	Best	Avg.
	[mRL]	[Mt]	[Mt]	[w:o]	[Mt]	[g/t]	[koz]				$M		[$/oz]
1	275.0	2.9	1.5	1.1	1.4	2.68	122.8	71.3	19.3	18.0	18.0	18.0	179
2	260.0	3.9	2.2	1.3	1.7	2.70	144.8	84.0	22.0	20.4	20.4	20.4	188
3	250.0	4.7	2.9	1.5	1.9	2.73	162.9	94.5	24.1	22.1	22.1	22.1	194
4	250.0	5.0	3.0	1.6	1.9	2.71	168.5	97.7	24.8	22.6	22.6	22.6	197
5	245.0	5.8	3.7	1.7	2.1	2.71	185.2	107.4	26.5	24.0	24.0	24.0	204
6	245.0	6.1	3.9	1.8	2.2	2.69	191.2	110.9	27.0	24.5	24.6	24.5	206
7	245.0	6.6	4.3	1.8	2.3	2.67	199.9	116.0	27.8	25.2	25.2	25.2	210
8	245.0	6.6	4.3	1.8	2.3	2.67	200.4	116.3	27.9	25.2	25.3	25.3	210
9	245.0	7.2	4.7	1.9	2.5	2.64	209.9	121.7	28.6	25.8	25.9	25.9	215
10	245.0	7.7	5.1	2.0	2.6	2.62	218.0	126.4	29.2	26.3	26.4	26.3	219
11	245.0	8.0	5.4	2.0	2.7	2.61	223.5	129.7	29.5	26.5	26.7	26.6	222
12	240.0	8.6	5.8	2.1	2.8	2.59	232.3	134.7	30.0	26.9	27.1	27.0	227
13	240.0	8.8	6.0	2.1	2.8	2.59	235.3	136.5	30.2	27.0	27.3	27.1	229
14	235.0	9.4	6.5	2.2	2.9	2.58	243.3	141.1	30.6	27.2	27.6	27.4	233
15	235.0	9.9	6.9	2.3	3.0	2.56	250.3	145.2	30.9	27.4	27.8	27.6	237
16	235.0	10.6	7.5	2.3	3.2	2.54	259.3	150.4	31.2	27.5	28.0	27.8	243
17	235.0	11.1	7.8	2.4	3.3	2.51	265.3	153.9	31.3	27.5	28.1	27.8	246
18	235.0	11.5	8.1	2.4	3.4	2.48	270.9	157.1	31.5	27.5	28.2	27.9	250
19	235.0	12.0	8.5	2.4	3.5	2.47	276.3	160.3	31.5	27.5	28.2	27.9	253
20	235.0	12.2	8.7	2.5	3.5	2.46	279.4	162.0	31.6	27.5	28.2	27.9	255
21	235.0	13.0	9.4	2.5	3.7	2.44	288.2	167.2	31.6	27.3	28.2	27.8	261
22	235.0	13.8	10.0	2.6	3.8	2.41	297.0	172.3	31.6	27.1	28.2	27.6	267
23	230.0	14.3	10.4	2.7	3.9	2.40	301.9	175.1	31.5	26.9	28.1	27.5	270
24	215.0	17.1	12.9	3.1	4.2	2.44	328.2	190.4	31.1	26.3	27.7	27.0	287
25	215.0	17.3	13.0	3.1	4.2	2.43	329.8	191.3	31.0	26.2	27.6	26.9	288
26	210.0	18.1	13.8	3.2	4.4	2.41	338.3	196.2	30.8	25.9	27.4	26.7	293
27	210.0	18.4	14.0	3.2	4.4	2.40	341.1	197.9	30.7	25.8	27.3	26.5	295
28	210.0	18.8	14.3	3.2	4.5	2.39	345.0	200.1	30.5	25.6	27.2	26.4	298
29	200.0	23.2	18.1	3.6	5.1	2.37	386.4	224.1	28.6	23.4	25.6	24.5	323
30	200.0	24.1	18.9	3.6	5.2	2.35	394.2	228.6	28.1	22.9	25.3	24.1	327
31	200.0	24.4	19.1	3.6	5.3	2.35	396.7	230.1	28.0	22.7	25.2	23.9	328
32	195.0	25.4	20.0	3.7	5.4	2.34	405.7	235.3	27.4	22.0	24.7	23.4	334
33	195.0	25.9	20.4	3.7	5.5	2.32	410.0	237.8	27.1	21.7	24.5	23.1	336
34	185.0	28.6	22.8	3.9	5.8	2.32	430.9	249.9	25.4	19.8	23.2	21.5	349
35	185.0	28.8	23.0	4.0	5.8	2.32	432.6	250.9	25.2	19.7	23.1	21.4	349
36	175.0	31.5	25.6	4.3	6.0	2.35	453.2	262.8	23.4	17.8	21.7	19.8	361
37	175.0	32.2	26.1	4.3	6.1	2.34	458.3	265.8	22.9	17.3	21.3	19.3	364
38	175.0	33.1	26.9	4.3	6.2	2.34	464.7	269.5	22.2	16.7	20.8	18.8	368
39	175.0	34.4	28.0	4.4	6.4	2.32	473.8	274.8	21.2	15.6	20.1	17.9	373
40	175.0	35.1	28.7	4.5	6.4	2.32	478.9	277.8	20.6	15.1	19.6	17.4	376
41	175.0	35.9	29.4	4.5	6.5	2.32	484.3	280.9	19.9	14.4	19.2	16.8	379
42	170.0	36.9	30.3	4.6	6.6	2.31	491.6	285.1	18.9	13.5	18.5	16.0	384
43	165.0	40.3	33.3	4.8	6.9	2.31	514.6	298.4	15.7	10.6	16.2	13.4	397
44	165.0	42.6	35.4	5.0	7.1	2.31	529.3	307.0	13.6	8.6	14.8	11.7	406
45	165.0	42.8	35.6	5.0	7.2	2.30	531.0	308.0	13.4	8.3	14.6	11.4	407
46	165.0	43.6	36.3	5.0	7.3	2.30	535.7	310.7	12.6	7.6	14.1	10.8	409
47	165.0	44.2	36.9	5.1	7.3	2.30	539.6	313.0	12.0	7.0	13.7	10.3	412
48	165.0	45.0	37.6	5.1	7.4	2.30	544.3	315.7	11.2	6.3	13.1	9.7	415
49	165.0	47.3	39.7	5.2	7.6	2.28	559.6	324.6	8.5	3.9	11.4	7.6	424
50	165.0	47.5	39.8	5.2	7.7	2.27	560.7	325.2	8.3	3.7	11.3	7.5	424
51	165.0	48.8	41.0	5.3	7.8	2.27	568.3	329.6	6.9	2.4	10.3	6.4	429
52	165.0	49.5	41.7	5.3	7.9	2.26	572.1	331.8	6.2	1.7	9.9	5.8	432
53	165.0	49.9	42.0	5.3	7.9	2.26	574.2	333.0	5.7	1.3	9.6	5.4	433
54	165.0	50.7	42.7	5.3	8.0	2.25	579.1	335.9	4.7	0.4	9.0	4.7	436
55	165.0	51.6	43.5	5.4	8.1	2.25	583.9	338.7	3.7	-0.5	8.3	3.9	439
56	165.0	51.8	43.7	5.4	8.1	2.25	585.1	339.4	3.4	-0.7	8.1	3.7	440
57	165.0	52.8	44.6	5.5	8.2	2.24	590.1	342.3	2.3	-1.7	7.3	2.8	443
58	165.0	54.2	45.9	5.5	8.3	2.23	597.3	346.4	0.6	-3.2	6.2	1.5	448
59	165.0	55.2	46.8	5.6	8.4	2.23	602.5	349.5	-0.6	-4.3	5.4	0.6	452
60	160.0	64.1	55.0	6.0	9.2	2.20	649.0	376.4	-12.0	-14.2	-1.8	-8.0	482
61	160.0	64.4	55.2	6.0	9.2	2.20	650.2	377.1	-12.3	-14.5	-2.0	-8.3	483

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

FIGURE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 2.0MTPA HL ONLY WITH AGGLOMERATION SCENARIO
Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l

Based on total resources

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 13 Optimisation Results - Based on Combined 1Mtpa CIL and 1.0Mtpa HL, No Agglomeration

The following table and figure display the optimisation results based on the combined 1Mtpa CIL and 1.0Mtpa HL scenario, assuming contract mining, agglomeration is not required and based on economic parameters derived from pre 2005 testwork.

TABLE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.0MTPA CIL and 1.0MTPA HL COMBINED SCENARIO
G&A and Mine Supervision carried by CIL, HL without agglomeration, Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l
Based on total resources

Pit	Pit Base	Total	Waste	Strip	CIL Mill Feed				Heap Leach Feed				Total Metal		Operating Cashflow
		Material		Ratio	Tonnes	Grade	Au Metal		Tonnes	Grade	Au Metal		Insitu	Recovered	Undisc.	Discounted @ 1
							Insitu	Recovered			Insitu	Recovered				Worst	Best
	[mRL]	[Mt]	[Mt]	[w:o]	[Mt]	[g/t]	[koz]		[Mt]	[g/t]	[koz]						$M
1	250.0	4.7	2.9	1.5	1.6	3.05	153.6	145.9	0.3	1.0	9.8	5.7	163.4	151.6	37.5	33.3	33.3
2	245.0	5.5	3.5	1.7	1.7	3.06	168.0	159.6	0.3	1.0	11.2	6.5	179.2	166.1	40.4	35.5	35.5
3	245.0	6.1	3.9	1.8	1.8	3.05	178.0	169.1	0.4	1.0	11.9	6.9	189.9	176.0	42.3	36.8	36.9
4	245.0	6.6	4.3	1.9	1.9	3.04	186.7	177.4	0.4	1.0	12.8	7.4	199.5	184.8	43.8	37.9	38.1
5	240.0	7.0	4.6	1.9	2.0	3.03	192.7	183.1	0.4	1.0	13.4	7.8	206.1	190.8	44.8	38.6	38.8
6	240.0	7.6	5.1	2.0	2.1	3.02	201.0	191.0	0.5	1.0	14.3	8.3	215.3	199.3	46.2	39.6	39.9
7	235.0	8.6	5.8	2.2	2.2	3.01	214.1	203.4	0.5	1.0	15.7	9.1	229.8	212.5	48.1	41.0	41.4
8	235.0	9.1	6.2	2.2	2.3	3.00	220.1	209.1	0.5	1.0	16.8	9.8	237.0	218.9	49.0	41.6	42.1
9	235.0	9.5	6.6	2.3	2.3	2.99	225.7	214.4	0.6	1.0	17.9	10.4	243.6	224.8	49.8	42.2	42.7
10	235.0	9.9	6.9	2.3	2.4	2.99	229.7	218.2	0.6	1.0	18.9	11.0	248.6	229.2	50.3	42.5	43.2
11	235.0	10.7	7.5	2.4	2.5	2.98	237.7	225.8	0.7	1.0	21.2	12.3	258.8	238.1	51.3	43.1	43.9
12	235.0	11.2	7.9	2.4	2.6	2.96	242.6	230.5	0.7	1.0	22.8	13.2	265.4	243.7	51.9	43.4	44.3
13	215.0	14.3	10.7	3.0	2.8	3.01	271.1	257.6	0.8	1.0	25.7	14.9	296.8	272.5	54.4	44.7	46.1
14	215.0	15.2	11.4	3.0	2.9	2.99	278.6	264.7	0.9	1.0	29.2	16.9	307.8	281.6	55.1	45.0	46.6
15	215.0	16.1	12.2	3.1	3.0	2.99	286.1	271.8	1.0	1.0	30.4	17.7	316.6	289.5	55.7	45.1	46.9
16	215.0	16.4	12.3	3.1	3.0	2.98	287.8	273.5	1.0	1.0	31.7	18.4	319.5	291.8	55.8	45.1	47.0
17	210.0	17.0	12.9	3.1	3.0	2.98	292.4	277.8	1.0	1.0	33.1	19.2	325.6	297.0	56.0	45.2	47.2
18	200.0	20.1	15.7	3.5	3.3	3.02	316.3	299.9	1.2	1.0	37.8	22.0	354.1	321.8	57.0	45.5	47.9
19	200.0	20.5	16.0	3.5	3.3	3.01	318.5	302.0	1.2	1.0	39.1	22.7	357.6	324.7	57.1	45.4	48.0
20	200.0	20.9	16.3	3.5	3.3	3.00	320.9	304.2	1.3	1.0	40.7	23.6	361.6	327.8	57.2	45.4	48.0
21	200.0	21.8	17.0	3.6	3.4	2.99	327.3	310.3	1.3	1.0	43.2	25.1	370.5	335.4	57.2	45.2	48.0
22	200.0	23.3	18.3	3.7	3.5	2.97	336.0	318.6	1.5	1.0	47.0	27.3	383.1	345.9	57.1	44.7	47.9
23	180.0	29.8	24.1	4.2	3.9	3.02	377.2	355.7	1.8	1.1	61.3	35.5	438.4	391.2	56.3	42.7	47.3
24	175.0	31.6	25.7	4.4	4.0	3.03	388.0	365.7	1.9	1.1	63.3	36.7	451.4	402.4	56.0	42.0	47.1
25	175.0	31.9	26.0	4.4	4.0	3.02	390.1	367.7	1.9	1.1	64.1	37.2	454.2	404.9	55.9	41.8	47.1
26	175.0	32.8	26.8	4.4	4.1	3.02	395.0	372.3	1.9	1.1	65.8	38.1	460.8	410.5	55.6	41.5	46.9
27	175.0	33.8	27.6	4.5	4.1	3.01	400.0	377.0	2.1	1.0	69.1	40.1	469.1	417.1	55.2	40.9	46.6
28	170.0	37.4	30.9	4.8	4.3	3.04	420.7	395.8	2.1	1.0	71.1	41.2	491.7	437.0	53.7	39.1	45.6
29	170.0	38.5	32.0	4.9	4.4	3.03	426.2	401.1	2.2	1.0	73.8	42.8	500.0	443.9	53.2	38.3	45.3
30	170.0	39.0	32.3	4.9	4.4	3.02	428.1	402.8	2.3	1.0	75.7	43.9	503.8	446.7	52.9	38.0	45.1
31	170.0	41.3	34.4	4.9	4.5	3.00	438.4	412.4	2.4	1.0	81.0	47.0	519.4	459.4	51.5	36.3	44.2
32	170.0	42.5	35.5	5.0	4.6	3.01	444.8	418.2	2.5	1.0	82.2	47.7	527.0	465.9	50.7	35.5	43.7
33	165.0	43.9	36.7	5.1	4.7	3.01	451.3	423.9	2.5	1.0	85.7	49.7	537.0	473.6	49.8	34.4	43.1
34	165.0	44.4	37.2	5.1	4.7	3.00	454.1	426.4	2.6	1.0	86.6	50.2	540.7	476.6	49.3	34.0	42.9
35	165.0	46.1	38.6	5.2	4.8	3.00	460.3	432.0	2.7	1.1	91.0	52.8	551.3	484.8	48.1	32.7	42.1
36	165.0	46.9	39.3	5.2	4.8	3.00	462.9	434.5	2.7	1.1	93.0	53.9	555.9	488.4	47.5	32.1	41.7
37	165.0	48.5	40.9	5.3	4.9	3.00	470.1	441.0	2.8	1.1	95.1	55.1	565.1	496.1	46.1	30.7	40.9
38	165.0	49.0	41.2	5.3	4.9	2.99	471.5	442.3	2.8	1.1	96.3	55.8	567.8	498.1	45.7	30.2	40.7
39	165.0	52.4	44.2	5.4	5.1	2.98	483.4	453.3	3.1	1.1	104.8	60.8	588.2	514.0	42.4	27.2	38.7
40	165.0	53.3	45.0	5.5	5.1	2.97	486.6	456.3	3.1	1.1	106.7	61.9	593.3	518.2	41.6	26.4	38.2
41	165.0	54.7	46.3	5.5	5.2	2.96	491.7	461.1	3.2	1.1	108.8	63.1	600.5	524.2	40.2	25.1	37.4
42	165.0	58.6	49.9	5.7	5.3	2.94	505.8	474.1	3.4	1.1	114.6	66.5	620.4	540.6	36.4	21.3	35.1
43	165.0	60.1	51.3	5.8	5.4	2.94	511.6	479.3	3.5	1.1	116.9	67.8	628.5	547.1	34.8	19.8	34.2
44	165.0	62.7	53.6	5.9	5.5	2.92	520.4	487.4	3.6	1.1	121.9	70.7	642.3	558.1	31.9	17.1	32.6
45	165.0	63.4	54.2	5.9	5.6	2.92	523.0	489.8	3.6	1.1	122.7	71.1	645.7	561.0	31.1	16.4	32.2
46	160.0	65.4	56.0	6.0	5.6	2.92	529.5	495.4	3.7	1.1	127.1	73.7	656.5	569.1	28.7	14.4	30.9
47	160.0	65.5	56.2	6.0	5.6	2.92	529.6	495.6	3.8	1.1	127.5	73.9	657.1	569.5	28.6	14.2	30.9
48	160.0	67.5	58.0	6.1	5.7	2.92	537.0	501.9	3.8	1.1	129.8	75.3	666.7	577.2	26.3	12.2	29.6
49	160.0	68.9	59.2	6.1	5.8	2.92	540.8	505.2	3.9	1.1	133.0	77.1	673.7	582.4	24.6	10.7	28.7
50	150.0	70.4	60.6	6.2	5.8	2.92	546.4	510.1	3.9	1.1	134.7	78.2	681.1	588.3	22.7	9.1	27.6
51	150.0	72.4	62.4	6.3	5.9	2.91	551.3	514.5	4.1	1.1	139.8	81.1	691.1	595.6	20.1	6.9	26.2
52	150.0	74.8	64.7	6.4	6.0	2.91	558.2	520.8	4.2	1.1	145.0	84.1	703.1	604.9	16.8	4.2	24.4
53	150.0	75.4	65.2	6.4	6.0	2.91	559.6	522.1	4.2	1.1	146.1	84.8	705.7	606.8	16.0	3.6	24.0
54	150.0	75.8	65.5	6.4	6.0	2.91	560.9	523.2	4.2	1.1	146.6	85.0	707.6	608.2	15.5	3.1	23.7
55	150.0	76.3	66.0	6.4	6.0	2.91	561.1	523.3	4.3	1.1	148.7	86.3	709.8	609.6	14.9	2.6	23.4
56	150.0	76.5	66.2	6.4	6.0	2.91	562.0	524.1	4.3	1.1	149.1	86.5	711.1	610.6	14.5	2.3	23.2
57	150.0	77.2	66.8	6.5	6.0	2.91	563.3	525.3	4.3	1.1	150.5	87.3	713.8	612.6	13.6	1.5	22.7
58	150.0	77.8	67.4	6.5	6.0	2.91	564.5	526.4	4.4	1.1	152.2	88.3	716.7	614.6	12.7	0.8	22.3
59	150.0	80.5	69.9	6.6	6.1	2.90	569.7	531.2	4.5	1.1	158.0	91.6	727.7	622.9	8.9	-2.3	20.3
60	150.0	86.1	75.1	6.8	6.3	2.90	583.1	543.3	4.8	1.1	168.4	97.6	751.4	640.9	0.7	-8.8	16.3
61	150.0	86.9	75.8	6.8	6.3	2.89	585.4	545.4	4.8	1.1	169.1	98.1	754.5	643.5	-0.5	-9.8	15.7

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

FIGURE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.0MTPA CIL and 1.0MTPA HL COMBINED SCENARIO
G&A and Mine Supervision carried by CIL, HL without agglomeration, Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l

Based on total resources

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 14 Optimisation Results - Based on Combined 1Mtpa CIL and 1.0Mtpa HL, With Agglomeration

The following table and figure display the optimisation results based on the combined 1Mtpa CIL and 1.0Mtpa HL scenario, assuming contract mining, agglomeration is required and based on economic parameters derived from pre 2005 testwork.

TABLE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.0MTPA CIL and 1.0MTPA HL COMBINED SCENARIO
G&A and Mine Supervision carried by CIL, HL including agglomeration, Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l
Based on total resources

Pit	Pit Base	Total	Waste	Strip	CIL Mill Feed				Heap Leach Feed				Total Metal		Operating Cashflow
		Material		Ratio	Tonnes	Grade	Au Metal		Tonnes	Grade	Au Metal		Insitu	Recovered	Undisc.	Discounted @ 1
							Insitu	Recovered			Insitu	Recovered				Worst	Best
	[mRL]	[Mt]	[Mt]	[w:o]	[Mt]	[g/t]	[koz]		[Mt]	[g/t]	[koz]						$M
1	250.0	4.0	2.5	1.7	1.4	3.04	140.0	133.0	0.1	0.9	2.5	1.4	142.4	134.4	33.5	30.0	30.0
2	250.0	4.6	3.0	1.7	1.6	3.01	153.9	146.2	0.1	0.9	2.9	1.7	156.7	147.8	36.3	32.1	32.2
3	245.0	5.7	3.7	1.9	1.8	2.98	174.9	166.1	0.1	0.9	3.4	2.0	178.3	168.1	40.2	35.0	35.2
4	245.0	6.2	4.1	2.0	1.9	2.97	183.7	174.5	0.1	0.9	3.8	2.2	187.5	176.7	41.8	36.1	36.4
5	245.0	6.5	4.4	2.0	2.0	2.96	190.6	181.1	0.1	0.9	4.1	2.4	194.6	183.4	43.0	36.9	37.2
6	240.0	7.0	4.7	2.1	2.1	2.96	197.0	187.1	0.2	0.9	4.2	2.4	201.2	189.6	44.0	37.7	38.1
7	235.0	7.9	5.5	2.3	2.2	2.95	211.2	200.6	0.2	0.9	4.6	2.7	215.8	203.3	46.1	39.2	39.8
8	235.0	8.5	6.0	2.4	2.3	2.93	219.8	208.8	0.2	0.9	5.0	2.9	224.8	211.7	47.3	40.0	40.7
9	235.0	9.1	6.5	2.5	2.4	2.91	228.7	217.3	0.2	0.9	5.3	3.1	234.0	220.3	48.4	40.7	41.5
10	235.0	9.7	7.0	2.5	2.5	2.89	235.9	224.1	0.2	0.9	5.7	3.3	241.6	227.4	49.3	41.2	42.2
11	235.0	9.9	7.1	2.6	2.6	2.89	237.9	226.0	0.2	0.9	5.8	3.4	243.7	229.4	49.5	41.4	42.4
12	235.0	10.6	7.7	2.7	2.7	2.87	246.1	233.8	0.2	0.9	6.7	3.9	252.8	237.7	50.4	41.8	43.0
13	235.0	11.0	8.0	2.7	2.7	2.86	250.7	238.2	0.2	0.9	6.9	4.0	257.6	242.2	50.8	41.9	43.2
14	215.0	14.1	10.8	3.3	3.0	2.89	280.6	266.6	0.3	0.9	7.9	4.6	288.6	271.2	53.2	42.9	44.9
15	215.0	15.1	11.6	3.4	3.2	2.87	290.7	276.2	0.3	0.9	8.7	5.1	299.4	281.2	53.9	43.2	45.4
16	215.0	15.9	12.3	3.5	3.2	2.86	298.0	283.1	0.3	0.9	9.2	5.4	307.3	288.5	54.3	43.4	45.7
17	210.0	16.4	12.7	3.5	3.3	2.85	302.7	287.5	0.3	0.9	9.6	5.6	312.3	293.1	54.5	43.4	45.8
18	200.0	19.1	15.2	3.9	3.5	2.88	326.2	309.3	0.4	0.9	10.4	6.0	336.6	315.3	55.4	43.4	46.4
19	200.0	19.6	15.6	3.9	3.6	2.86	330.4	313.3	0.4	0.9	10.9	6.3	341.4	319.7	55.5	43.2	46.5
20	200.0	20.1	16.0	3.9	3.7	2.85	335.0	317.7	0.4	0.9	11.5	6.7	346.5	324.3	55.6	43.0	46.5
21	200.0	20.6	16.5	4.0	3.7	2.83	339.6	322.1	0.4	0.9	11.9	6.9	351.6	329.0	55.6	42.8	46.5
22	200.0	21.8	17.4	4.0	3.9	2.80	349.3	331.2	0.5	0.9	12.9	7.5	362.2	338.7	55.6	42.3	46.4
23	200.0	22.9	18.4	4.1	4.0	2.79	357.3	338.8	0.5	0.9	13.7	8.0	371.0	346.7	55.4	41.8	46.3
24	175.0	29.2	24.2	4.8	4.4	2.83	404.0	380.8	0.6	0.9	17.4	10.1	421.4	390.9	54.3	39.6	45.5
25	175.0	31.4	26.1	4.9	4.7	2.81	420.6	396.1	0.6	0.9	19.2	11.2	439.9	407.2	53.7	38.5	45.1
26	175.0	32.1	26.7	5.0	4.7	2.81	424.6	399.9	0.7	0.9	20.1	11.7	444.7	411.5	53.5	38.1	45.0
27	175.0	32.7	27.3	5.0	4.8	2.80	429.3	404.2	0.7	0.9	20.4	11.8	449.7	416.1	53.3	37.7	44.8
28	175.0	33.3	27.8	5.0	4.8	2.79	432.7	407.5	0.7	0.9	21.2	12.3	454.0	419.8	53.0	37.2	44.6
29	170.0	37.3	31.5	5.4	5.1	2.81	457.1	429.9	0.8	0.9	22.6	13.1	479.8	443.0	51.2	34.9	43.5
30	170.0	38.3	32.4	5.5	5.1	2.80	463.5	435.8	0.8	0.9	23.7	13.7	487.2	449.5	50.5	34.2	43.1
31	170.0	39.2	33.2	5.5	5.2	2.80	468.3	440.2	0.8	0.9	24.2	14.0	492.4	454.2	50.0	33.6	42.8
32	170.0	40.2	34.1	5.5	5.3	2.78	474.4	445.9	0.8	0.9	25.3	14.7	499.7	460.6	49.3	32.7	42.3
33	165.0	43.4	37.0	5.7	5.5	2.77	492.2	462.0	0.9	0.9	27.7	16.1	519.9	478.1	47.0	30.2	41.0
34	165.0	43.8	37.3	5.8	5.6	2.77	494.2	463.9	0.9	0.9	28.0	16.3	522.2	480.2	46.7	29.9	40.8
35	165.0	44.5	37.9	5.8	5.6	2.76	498.4	467.6	1.0	0.9	28.9	16.7	527.3	484.3	46.1	29.3	40.5
36	165.0	46.0	39.3	5.9	5.7	2.76	506.6	475.0	1.0	0.9	30.3	17.6	536.9	492.5	44.7	27.9	39.7
37	165.0	46.8	40.0	5.9	5.8	2.76	510.3	478.4	1.0	0.9	30.6	17.8	540.9	496.1	44.1	27.3	39.4
38	165.0	48.2	41.4	6.0	5.8	2.76	517.1	484.6	1.0	0.9	31.4	18.2	548.5	502.8	42.9	26.0	38.7
39	165.0	48.8	41.9	6.0	5.9	2.75	519.8	487.2	1.1	0.9	32.1	18.6	551.9	505.8	42.3	25.3	38.3
40	165.0	51.0	43.9	6.2	6.0	2.74	529.7	496.4	1.1	0.9	33.0	19.1	562.7	515.6	40.2	23.3	37.2
41	165.0	53.7	46.4	6.3	6.2	2.72	541.8	507.5	1.2	1.0	36.4	21.1	578.2	528.6	37.3	20.7	35.6
42	165.0	54.2	46.8	6.3	6.2	2.71	543.8	509.4	1.2	1.0	37.2	21.6	581.0	531.0	36.7	20.1	35.3
43	165.0	59.5	51.7	6.6	6.5	2.69	566.3	530.0	1.3	1.0	40.8	23.7	607.1	553.7	31.0	14.7	32.3
44	165.0	59.8	51.9	6.6	6.6	2.69	567.4	531.1	1.3	1.0	41.2	23.9	608.6	554.9	30.7	14.4	32.1
45	165.0	63.2	55.0	6.7	6.8	2.67	582.3	544.9	1.4	1.0	43.3	25.1	625.6	570.0	26.7	10.8	30.1
46	160.0	64.4	56.1	6.8	6.8	2.67	587.7	549.4	1.4	1.0	44.3	25.7	632.0	575.1	25.2	9.6	29.4
47	160.0	65.0	56.7	6.8	6.9	2.67	589.8	551.4	1.4	1.0	44.9	26.1	634.7	577.4	24.5	8.9	29.1
48	160.0	66.9	58.4	6.9	7.0	2.67	598.1	558.6	1.5	1.0	46.0	26.7	644.1	585.3	22.2	6.9	27.9
49	160.0	67.8	59.3	7.0	7.0	2.67	601.9	561.9	1.5	1.0	46.5	27.0	648.4	588.9	21.1	5.9	27.4
50	160.0	69.5	60.9	7.1	7.1	2.67	608.7	567.9	1.5	1.0	47.5	27.5	656.2	595.4	18.9	4.2	26.3
51	150.0	71.3	62.5	7.1	7.2	2.66	615.8	574.3	1.6	1.0	49.3	28.6	665.1	602.9	16.4	2.3	25.0
52	150.0	72.8	63.9	7.2	7.3	2.65	621.4	579.3	1.6	1.0	50.4	29.2	671.8	608.6	14.3	0.6	24.0
53	150.0	75.1	66.0	7.3	7.4	2.65	629.7	586.7	1.7	1.0	53.1	30.8	682.9	617.5	11.0	-1.8	22.4
54	150.0	75.6	66.5	7.3	7.4	2.65	632.0	588.7	1.7	1.0	53.4	31.0	685.4	619.7	10.2	-2.4	22.0
55	150.0	75.8	66.6	7.3	7.4	2.65	632.3	589.0	1.7	1.0	53.5	31.0	685.8	620.1	10.1	-2.5	22.0
56	150.0	76.3	67.2	7.3	7.5	2.65	634.2	590.6	1.7	1.0	54.3	31.5	688.5	622.1	9.2	-3.2	21.5
57	150.0	76.7	67.5	7.4	7.5	2.65	635.4	591.7	1.7	1.0	54.5	31.6	690.0	623.4	8.7	-3.7	21.3
58	150.0	77.4	68.2	7.4	7.5	2.64	637.7	593.8	1.7	1.0	54.9	31.9	692.6	625.7	7.7	-4.5	20.8
59	150.0	79.0	69.7	7.4	7.6	2.64	642.5	598.1	1.8	1.0	57.0	33.0	699.5	631.2	5.2	-6.4	19.7
60	150.0	82.9	73.4	7.7	7.8	2.63	655.5	610.3	1.8	1.0	58.5	33.9	714.1	644.3	-0.6	-10.9	17.0
61	150.0	86.3	76.5	7.8	7.9	2.63	665.3	618.7	1.9	1.0	63.2	36.6	728.5	655.3	-5.9	-14.9	14.6

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

FIGURE 1

GOLDBELT RESOURCES LIMITED

BELAHOURA PROJECT

PIT OPTIMISATION RESULTS - 1.0MTPA CIL and 1.0MTPA HL COMBINED SCENARIO
G&A and Mine Supervision carried by CIL, HL including agglomeration, Au price @ $450/oz, Royalty @ 3.0%, Fuel price @ $0.72/l

Based on total resources

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Appendix 15 Plan View of X Sections and Cutbacks Adopted For Schedule

Plan View showing Pit Shell 26 in Conjunction with the Cutbacks 2 and 13

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd

Cross Sections showing Pit Shell 26 in Conjunction with the Cutbacks 2 and 13

Project Report
Date : 2nd December 2005	GBM Proposal No. : GBM-0207
Document No. : 0207-PFS-001E.doc	Revision No. : 7

Project Title : Analysis of Technical Criteria for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd